Form 10-K405, Exhibit 13
period 1995-12-31
HOOPER HOLMES INC
filed 1996-03-29
CIK 741815

                     Hooper Holmes   Providing Alternate-Site Health Information
                                              1995 Annual Report to Shareholders

                                 Hooper Holmes





                               1995 Annual Report

                                   Providing

                                 Alternate-Site

                                    Health

                                  Information

[This page in the printed document contains a photo.]

                                 Hooper Holmes
                 provider of alternate-site health information

[This page in the printed document contains a photo.]

Hooper Holmes, Inc. is the nation's leading provider of alternate-site health information. Through approximately 200 locations serving all 50 states, the Company's network of experienced medical professionals conducts physical examinations, testing and personal health interviews, primarily for the life and health insurance industry. Information gathered in these activities is used by insurance underwriters to assess risks and make informed decisions.

Hooper Holmes' customers include most of the nation's major life and health insurers, and the Company performs approximately 2.5 million tests on insurance applicants each year under its two trade names, Portamedic and ASB/Meditest. The Company believes it offers the industry's widest geographic coverage and up-to-date technology to ensure timely, accurate delivery of health information. Hooper Holmes' mission is to be recognized as a quality service provider that meets the needs of its customers, employees and shareholders.

Headquartered in Basking Ridge, New Jersey, Hooper Holmes' common stock trades on the American Stock Exchange under the symbol "HH."

Financial Highlights

                                                                                            Years ended December 31,
                                                                             -------------------------------------------------------

(dollars in 000's except share data)                                         1995                     1994                      1993

------------------------------------                                         ----                     ----                      ----


Revenues                                                                      $   111,313           $    92,534          $    80,600

Operating income                                                                    4,059                 3,803                5,020

Income from continuing operations                                                   1,667                 1,480                2,739

Income (loss) from discontinued operations                                        (14,716)                1,184                  867

Net income (loss)                                                             ($   13,049)          $     2,664          $     3,606

Earnings per share from continuing operations                                 $       .25           $       .22          $       .41

Earnings (loss) per share from discontinued operations                        ($     2.19)          $       .18          $       .13

Net earnings (loss) per share                                                 ($     1.94)          $       .40          $       .54

Cash dividends per share                                                      $       .06           $       .30          $       .30

Weighted average number of shares outstanding                                   6,707,128             6,706,713            6,714,061



To Our Shareholders

We will remember 1995 as a defining year for Hooper Holmes, one in which the Company sharpened its operating focus and firmly established itself as a leader in its industry. The Company executed a major business transaction that allowed us to focus solely on alternate-site health information services -- a successful business for us for over 25 years. The completion and subsequent integration of the transaction have required a substantial commitment of management's attention, but even so, Hooper Holmes turned in a solid financial performance in 1995, with growth in sales and operating income. We ended the year a revitalized company with an optimistic eye toward the future.

A Unique Opportunity

Our transaction with Olsten Corporation, which closed September 29, 1995, represented a unique opportunity for Hooper Holmes. Structured as a swap transaction, it enabled us to divest our Nurse's House Call home healthcare division in return for ASB/Meditest and a cash payment of approximately $27.3 million, which is being used to retire existing debt. ASB was previously a respected competitor of our Portamedic division, with a strong branch network and excellent relationships with many of the country's largest life and health insurers.

The result of the transaction is a transformed Hooper Holmes with strong growth opportunities. We now serve roughly 30% of the life and health insurance market for alternate-site health information. This expanded presence improves our position as one of the leading information sources for the country's largest life and health insurers, while ASB/Meditest provides the opportunity for expansion in the potentially lucrative wellness/health screening niche market. Meanwhile, the integration of the businesses presents attractive margin improvement opportunities. Alternate-site services is a higher margin business than home healthcare, and we are making it more attractive by streamlining the Portamedic and ASB office networks and leveraging Portamedic's established infrastructure.

Improved Operating Base

Income from continuing operations for the year ended December 31, 1995 totaled $1.7 million, or $0.25 per share, an increase of 13% over $1.5 million, or $0.22 per share in 1994. Revenues totaled $111.3 million for the year. Approximately $98.5 million of revenues were attributable to the full-year contribution of Portamedic, with the remainder consisting of the fourth quarter contribution from ASB. In 1994, Portamedic's revenues totaled $92.5 million.

Hooper Holmes accounted for its Nurse's House Call healthcare business as a discontinued operation in the second quarter and concluded that in the fourth quarter, with the disposal, as a discontinued operation, of its occupational health business, resulting in a charge of $14.7 million, or $2.19 per share. As a result, the Company reported a net loss for the full year of $13.0 million, or $1.94 per share. In 1994, Hooper Holmes earned $2.7 million, or $0.40 per share.


page. 2

[This page in the printed document contains photos of the Chairman and President.}

As the increase in income from continuing operations indicates, Hooper Holmes enjoys a much-improved operating base going forward. In addition to synergistic and new business opportunities, we expect operating margins to benefit from the substantial reduction in interest expense made possible by the cash portion of the transaction. Outstanding bank debt was cut to $35.1 million in 1995, and interest expense in 1996 should be substantially below the level of the prior year. The Company expects to reduce its debt further in 1996.

Industry and Business Growth

As a healthier, more profitable company, Hooper Holmes is well-prepared to compete in what we see as a growth industry. Life and health insurers are more focused than ever on minimizing their exposure to serious health risks in an era when the healthcare industry's cost structure is rapidly being lowered. Already, we see stricter underwriting standards and lower thresholds for mandatory pre-screening of applicants, two key trends that indicate increasing demand for alternate-site health information. Moreover, insurers are striving to maximize their own efficiency and are increasingly outsourcing the medical testing and information gathering functions.

As we head into 1996, Hooper Holmes is positioned to realize the maximum benefits of these industry trends. Our primary goal is to complete the effective integration of ASB/Meditest, and we have already succeeded by eliminating operating redundancies and preserving relationships with existing ASB customers. We will continue to exploit the cost savings opportunities and will use the advantages of a larger, more focused company to address attractive business opportunities. In all of our endeavors, we are committed to using our position as the leader in our industry as a platform to support stronger growth and profitability.

Our thanks go to our customers, employees and shareholders. We look forward to a successful 1996.


Sincerely,



/s/ Frederick D. King                     /s/ James M. McNamee
---------------------                     --------------------
    Frederick D. King                         James M. McNamee
  Chairman of the Board             President and Chief Executive Officer




                                                                         page. 3

[This page in the printed document contains three photos.]

Defining Alternate-Site Health Information

Alternate-site health information provided to life and health insurance companies is a $600 million industry in the United States. In a time of increasing cost pressures on businesses and rapid changes in the structure of the healthcare delivery network, insurance underwriters around the nation regard the delivery of timely, accurate health information as a critical service with a growing value.

Hooper Holmes and other top alternate-site providers typically conduct paramedical pre-screening of life and health insurance applicants, utilizing physicians, nurses and other medically trained professionals to obtain reliable health information in a location convenient to the applicant such as the home or office. Services performed can be as routine as a physical exam but may be broadened to include blood and other lab tests, electrocardiograms and personal health interviews yielding information on lifestyles and health histories. This data is packaged for ready reference by insurance underwriters, facilitating better-informed risk-assessment and decision-making on the part of insurance companies.

An estimated 6.5 million insurance applicants are pre-screened each year, 30% by Hooper Holmes' examiners. As the industry leader, Hooper Holmes serves most of the largest life insurers in the country and a broad base of local and regional insurance agents, offering the industry's widest geographic coverage and strongest technological capabilities. Many smaller players only conduct business at the local and regional level and/or specialize in niche services such as drug and substance abuse screening.

Service providers must be highly responsive and well-attuned to the needs of their clients. Major insurers approve and recommend use of a specific providers primarily based on their accuracy, geographic presence and technological reporting capabilities. Local insurance agents then rely on the recommendations of their affiliated corporations in selecting service providers for applicants. The local agent, whose motivation is closing sales of new policies, places a high priority on timely information delivery.

The value of accurate health information in the risk-assessment process is on the rise as insurers increasingly react to cost-containment trends in healthcare delivery and managed care programs. Heightened concerns about the impact of AIDS and other major health issues, as well as indications page. 4

 ...timeliness, accuracy/quality, geographic coverage, technology...


[This page in the printed document contains two photos with a caption.]

--------------------------------------------------------------------------------
Hooper Holmes is the industry's largest and most technically advanced provider
--------------------------------------------------------------------------------

from regulators that certain home testing products might be approved for consumer use, are leading insurers to reconsider the minimum threshold at which they require insurer-sponsored applicant pre-screening. As a result of these industry dynamics, greater value is being placed on health information and underwriting standards are tightening.

At the same time, demand for alternate-site services is benefitting from the increased outsourcing of paramedical testing. Increasingly, insurers are stripping away the layers of their processing organizations, offering outside providers the opportunity to bridge the gap with rapidly obtained information that is transmitted directly to the underwriter.

Clearly, the providing of alternate-site health information is a growing industry. Portamedic's revenues grew at an average annual rate of 16% during the first half of this decade, and the business trends point to continued volume expansion. Hooper Holmes is also targeting attractive new health information opportunities designed to help employers, HMOs and other organizations discern and address potential risks among their insured bases.



                                                                         page. 5

 Providing Information with Value

  Hooper Holmes
  accomodates
  well over
  200,000
  requests for service
  each month.

[This page in the printed document contains a series of four photos]


page. 6

[Photo with caption]
 ...quality of service, rapid turnaround, high standards...

                                                                       [GRAPHIC]

Hooper Holmes' Portamedic and ASB/Meditest together form the nation's largest provider of alternate-site health information. The combined operations offer an industry-leading 200 company-owned office locations operating in all 50 states and major U.S. territories. Hooper Holmes utilizes a network of experienced medical professionals including physicians, RNs and LPNs, ECG technicians and phlebotomists. This integrated network accommodates well over 200,000 requests for services each month, including medical testing, personal inspection reporting, wellness screenings and other services, from customers such as Prudential Insurance, Metropolitan Life and State Farm. Hooper Holmes now counts 46 of the nation's 50 largest life and health insurers among its clientele.

Through an established, state-of-the-art information infrastructure, Hooper Holmes possesses an ability to gather and communicate information on a level that is unmatched in its industry. The Company is the first testing provider delivering paramedical exam results electronically and within 24 hours. Hooper Holmes' Infolink Services Group, which operates out of four regional service centers and now serves both Portamedic and ASB/Meditest clients, permits customers immediate access to inspection reports covering pertinent applicant data such as financial and health histories. Also, each Portamedic and ASB branch is linked to corporate headquarters via an automated reporting system. Hooper Holmes professionals are equipped to supply paramedical information to specified insurers via laptop computers, a service which saves the insurer money by cutting into the multiple layers of processing staff traditionally needed to review applications. These integrated systems help Hooper Holmes maintain its reputation for high quality service and the industry's best turnaround.

Hooper Holmes uses a two-tier marketing approach, led by seven seasoned professionals who concentrate on corporate-level account relationships. Their efforts include establishing preferred provider relationships with major insurers which then recommend Hooper Holmes to their agent networks. The corporate sales staff is also instrumental in identifying expanded relationship opportunities. On the second tier, each Portamedic and ASB branch employs a local sales representative who serves as a point of contact for insurance agents and is responsible for ensuring fast, accurate service.

In an industry with promising growth opportunities, Hooper Holmes has two key growth strategies. First, the Company is working to increase its market share and further solidify its position as the industry's leading service provider. This effort is being driven by the primary competitive advantage of integrated information systems, which enables Hooper Holmes to provide services with value, helping insurers eliminate processing costs from their systems by gathering information quickly and reporting directly to underwriters.

Second, the Company is leveraging its information infrastructure to expand its position in the industrial and health information services markets. Services in this segment can include pre-employment physicals, personnel reporting and employee health profile and risk assessment programs. The Company believes the potential for growth in this area is tremendous. With a broad geographic scope and integrated reporting capabilities, Hooper Holmes is working with employers and managed care providers to establish "wellness programs," whereby aggregated health information on employees or covered lives can be used as a basis for education on potential health risks. Thus, Hooper Holmes can facilitate a degree of preventive care on behalf of clients who otherwise have little or no means of managing risk.



                                                                         page. 7

Hooper Holmes, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1995 Compared to 1994

Total revenues for 1995 increased 20.3% to $111.3 million from $92.5 million for 1994. This growth results from a 19% unit increase in the number of paramedical examinations performed and a 26% increase in inspection and attending physician statement units. Of the overall increase, approximately 14% reflects new revenue provided in the fourth quarter by the acquisition of ASB Meditest and 6% stems from revenue growth of the existing offices. Management believes this latter increase is the result of marketshare gains, partially offset by pricing pressures and volume discounting. In 1995, the Company discontinued its healthcare operations including its occupational health operations. See Note 2 to the consolidated financial statements for information related to discontinued operations. The results reported herein are representative of the Company's continuing operations.

   The Company's cost of operations in 1995 totaled $85.9 million compared to $70.7 million for 1994. Cost of operations as a percentage of revenues totaled 77.2% for 1995 versus 76.4% for 1994. This increase was primarily due to competitive pricing pressures in the marketplace and higher branch operating expenses, partly due to the ASB Meditest acquisition. The Company believes that additional branch operating savings will be realized as planned consolidations of the ASB Meditest acquisition are completed.

   Selling, general and administrative expenses ("SG&A") increased to $21.3 million for 1995 from $18.1 million for 1994. The increase of $3.2 million is largely attributed to SG&A expenses related to ASB Meditest's corporate functions which were duplicative of existing company SG&A. The Company believes that as the integration of ASB Meditest continues, additional cost savings may be realized.

   Accordingly, the Company's operating income for 1995 increased to $4.1 million versus $3.8 million for 1994, and as a percentage of revenues, decreased to 3.6% for 1995 compared to 4.1% for 1994.

   Interest expense increased in 1995 over 1994 due to higher amounts borrowed, but this increase was offset by certain other income items. See note 3 to the consolidated financial statements.

   As a result of the foregoing, net income from continuing operations in 1995 totaled $1.7 million or $0.25 per share compared to $1.5 million or $0.22 per share for 1994. The 1995 net loss from discontinued operations totaled $14.7 million, or $2.19 per share, compared to a net income of $1.2 million, or $0.18 per share for the prior year.

   The net loss for 1995 was $13.0 million compared to net income of $2.7 million for 1994. The net loss in 1995 includes a $14.7 million or $2.19 per share, net loss from discontinued operations. See Note 2 to the consolidated financial statements.

   In the second quarter of 1995, the Company discontinued its Nurse's House Call healthcare business and entered into a contract to sell this business. In the fourth quarter of 1995 the Company discontinued its occupational health business recently acquired as part of ASB Meditest which primarily consisted of drug testing and immunizations. These disposals are in connection with the Company's strategy to focus on its core business of providing health information services.

   Inflation did not have a significant effect on the Companies operations in 1995.

1994 Compared to 1993

Total revenues for 1994 increased to $92.5 million from $80.6 million for 1993. This 14.8% increase results from a 12.4% growth in the number of paramedical examinations due in part to the acquisition of Lifedata Medical Services, in September 1993. Management believes that this increase results from Portamedic continuing to be a preferred provider of examination services. Management also believes it will continue to gain marketshare as well as being able to develop new health information related products to the managed care industry. Prudential Insurance Company of America accounted for more than 10% of Health Information Services revenues in the amount of $11.0 million.

   The Company's cost of operations in 1994 increased to $70.7 million from $60.8 million, in 1993, representing an increase of 16.3%. This increase is attributed to the 12.4% increase in volume offset by certain pricing pressures beginning in late 1993. Cost of operations as a percent of revenues totaled 76.4% in 1994 compared to 75.4% in 1993, somewhat due to pricing pressures in the form of volume discounting.

   Selling, general and administrative (SG&A) expenses increased to $18.1 million in 1994 from $14.8 million in 1993. The increase, was the result of an expansion in the number of offices nationwide resulting from the Lifedata Services, Inc. acquisition in September 1993, plus other increases in personnel in administrative groups, especially the financial and system departments, required to support the Health Information Services business.

   Operating income declined from $5.0 million in 1993 to $3.8 million in 1994, and as a percentage of revenues, decreased to 4.1% from 6.2%.

   Net income from continuing operations decreased from $2.7 million in 1993 to $1.5 million in 1994, representing a decrease of 46.0%. This decrease is attributable to the previously noted costs, as well as an increase in interest costs attributed to borrowing to fund the acquisition, accounts receivable growth and working capital needs. Also impacting net income was a higher effective state tax rate due to a change in the mix of income amongst the states. Earnings per share from continuing operations decreased in 1994 to $.22 from $.41 per share in 1993, and earnings from discontinued operations increased to $.18 per share in 1994 from $.13 per share in 1993.

   Net Income for 1994 decreased to $2.7 million in 1994 from $3.6 million in 1993.



page. 8

Liquidity and Financial Resources

The Company's historical primary sources of cash are internally generated funds and the Company's bank credit facility. Acquisitions in late 1993 required significantly greater amounts of cash due to increasing accounts receivable balances and other working capital needs. The Company borrowed from its banks significant amounts to finance these acquisitions and for operating cash needs. In the second quarter of 1995, the Company discontinued its Nurse's House Call
(NHC) health care operations and entered into a contract to sell those operations and in return receive cash and a health information services company, ASB Meditest, from the buyer. The transaction closed September 29, 1995 and the Company received $12.3 million in cash after finalizing the net asset values of NHC and ASB Meditest, and an additional $15 million was placed into an interest bearing escrow account to be released to the Company to the extent that certain accounts receivable sold as part of the transaction are collected.

   For the year ended December 31, 1995, the net cash provided by operating activities for continuing operations was $5.6 million and for discontinued operations, the net cash used in operating activities was $3.3 million. The significant sources include the increase in liabilities of approximately $3.0 million. The increases in other assets and refundable taxes of $1.9 million were the significant uses of cash. Through February 29, 1996, collections of the sold accounts receivables were at a level which allowed the release of $9.8 million of the $15 million escrow. Management is confident that the remainder of the escrow will be collected within the terms of the accounts receivable collection agreement.

   The Company replaced its term loan and revolving credit facility in November 1995 with a $40 million revolving credit facility which can be extended one year beyond its January 1998 expiration date. The revolver loan will accrue interest at the bank's base rate less 1/4% or at LIBOR plus 2.25%, at the option of the Company. The total amount of the facility declines over the period of the agreement to $20 million as of June 1997. At December 31, 1995 the total available to the Company was $39 million, of which $31.5 million had been borrowed. The current maturities of long-term debt will be paid with the escrow funds as they are released from escrow. Capital expenditures for 1996 are anticipated at less than $2.0 million. Due to the loss on the sale of Nurse's House Call operations, the Company anticipates an income tax refund in 1996 of approximately $9.0 million.

   Management believes that the combination of cash and cash equivalents, other working capital sources, borrowings under the Company's credit facility, the escrow cash and anticipated income tax refund, along with the anticipated cash flows from continuing operations, will provide sufficient capital resources for the foreseeable future.

Recently Issued Accounting Standards

In March 1995, the Financial Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which became effective on January 1, 1996. SFAS No. 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed. Adoption of SFAS No. 121 is not expected to have a material impact on the Company's consolidated financial position and operating results, nor will it affect the Company's cash flows.

    In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. This statement establishes an alternative method of accounting for stock based compensation awarded to employees, such as stock options granted by the Company to employees. The standard provides for the recognition of compensation expense based on the fair value of the stock-based award, but allows companies to continue to measure compensation cost in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Companies electing to retain this method must make pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. The Company plans to continue to use APB No. 25, which does not require the Company to record compensation expense for the stock options it awards to employees. In 1996, the Company will disclose the pro forma effect of the fair value method on 1996 and 1995 net income and earnings per share.



                                                                         page. 9

Hooper Holmes, Inc. and Subsidiaries

Consolidated Balance Sheets

                                                                                                              December 31,
                                                                                                      1995                    1994
------------------------------------------------------------------------------------------------------------------------------------

Assets
------------------------------------------------------------------------------------------------------------------------------------

Current Assets:
    Cash and cash equivalents                                                                $   1,065,464           $   1,695,844
    Accounts receivable - trade (Note 4)                                                        21,974,398              12,706,513
    Accounts receivable - other (Note 2)                                                         2,387,010                       0
    Escrow funds (Note 3)                                                                       15,000,000                       0
    Refundable taxes                                                                             9,264,734                       0
    Other current assets                                                                         4,716,328               2,347,383
------------------------------------------------------------------------------------------------------------------------------------

    Total current assets                                                                        54,407,934              16,749,740
------------------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment (Notes 5 and 6)                                                   18,270,355              12,290,826
    Less: Accumulated depreciation and amortization                                              7,423,190               6,027,686
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                10,847,165               6,263,140
------------------------------------------------------------------------------------------------------------------------------------

Cost in excess of net assets of acquired companies
    (net of accumulated amortization of $1,742,563 in 1995
    and $1,136,172 in 1994) (Note 3)                                                            16,601,785               4,283,384
------------------------------------------------------------------------------------------------------------------------------------

Intangible assets (net of accumulated amortization of $535,691 in 1995
    and $128,130 in 1994) (Note 3)                                                              10,589,722                 197,284
------------------------------------------------------------------------------------------------------------------------------------

Other assets                                                                                     1,550,489               1,632,763
------------------------------------------------------------------------------------------------------------------------------------

Net assets held for disposal (Note 2)                                                                    0              74,045,993
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             $  93,997,095           $ 103,172,304
------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
------------------------------------------------------------------------------------------------------------------------------------

Current Liabilities:
    Current maturities of long-term debt                                                     $   8,800,000           $   2,150,000
    Accounts payable                                                                            10,677,452               5,043,424
    Accrued expenses:
      Insurance benefits                                                                           127,215                 117,717
      Salaries, wages and fees                                                                     596,886                 522,181
      Payroll and other taxes                                                                      740,678                 422,392
      Income taxes payable                                                                               0                 450,518
      Discontinued operations (Note 2)                                                           4,380,023                       0
      Other                                                                                      4,299,369               1,636,722
------------------------------------------------------------------------------------------------------------------------------------

    Total current liabilities                                                                   29,621,623              10,342,954
------------------------------------------------------------------------------------------------------------------------------------

Long-term debt, less current maturities (Note 6)                                                26,250,000              46,326,942
Deferred income taxes (Note 9)                                                                   4,993,459                       0
------------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 7 and 8)
------------------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity (Note 11):
    Common stock, par value $.04 per share; authorized
      20,000,000 shares, issued 6,744,422 in 1995 and 1994                                         269,777                 269,777
    Additional paid-in capital                                                                  24,080,988              24,114,410
    Retained earnings                                                                            9,138,401              22,589,370
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                33,489,166              46,973,557
      Less: Treasury stock, 32,308 shares in 1995 and
         42,620 shares in 1994, at cost                                                            357,153                 471,149
------------------------------------------------------------------------------------------------------------------------------------

    Total stockholders' equity                                                                  33,132,013              46,502,408
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             $  93,997,095            $103,172,304
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



page. 10

Hooper Holmes, Inc. and Subsidiaries

Consolidated Statements of Operations

                                                                                            Years ended December 31,
                                                                             1995                     1994                    1993
------------------------------------------------------------------------------------------------------------------------------------

Revenues                                                            $111,313,005            $  92,533,685            $  80,600,398
Cost of operations                                                    85,933,510               70,677,574               60,799,945
------------------------------------------------------------------------------------------------------------------------------------

    Gross profit                                                      25,379,495               21,856,111               19,800,453
Selling, general and administrative expenses                          21,320,852               18,053,281               14,780,902
------------------------------------------------------------------------------------------------------------------------------------

Operating income                                                       4,058,643                3,802,830                5,019,551
------------------------------------------------------------------------------------------------------------------------------------

Other income (expense):
    Interest expense                                                  (1,673,548)                (994,208)                (237,420)
    Interest income                                                      262,247                   21,682                   65,151
    Other income (Note 3)                                                383,793                        0                        0
------------------------------------------------------------------------------------------------------------------------------------

                                                                      (1,027,508)                (972,526)                (172,269)
------------------------------------------------------------------------------------------------------------------------------------
    Income before income taxes                                         3,031,135                2,830,304                4,847,282
------------------------------------------------------------------------------------------------------------------------------------

Income taxes (Note 9)                                                  1,364,161                1,350,272                2,108,045
------------------------------------------------------------------------------------------------------------------------------------

    Income from continuing operations                                  1,666,974                1,480,032                2,739,237
------------------------------------------------------------------------------------------------------------------------------------

Discontinued operations: (Note 2)
    Income (loss) from operations, net of taxes                       (4,389,559)               1,183,488                  866,654
    Loss on disposal, net of taxes                                   (10,326,068)                       0                        0
------------------------------------------------------------------------------------------------------------------------------------

    Income (loss) from discontinued operations                       (14,715,627)               1,183,488                  866,654
------------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                  $ (13,048,653)            $  2,663,520             $  3,605,891
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share: (Note 10)
    Weighted average number of shares                                  6,707,128                6,706,713                6,714,061
    Income from continuing operations                                    $  0.25                    $ .22                    $ .41
    Income (loss) from discontinued operations                           $ (2.19)                   $ .18                    $ .13
------------------------------------------------------------------------------------------------------------------------------------

    Net income (loss)                                                    $ (1.94)                   $ .40                    $. 54
------------------------------------------------------------------------------------------------------------------------------------




See accompanying notes to consolidated financial statements.



                                                                        page. 11

Hooper Holmes, Inc. and Subsidiaries



Consolidated Statements of Stockholders' Equity



                                                       Common Stock           Additional
                                                Number of                       Paid-in      Retained       Treasury
Years ended December 31, 1993, 1994 and 1995       Shares         Amount        Capital      Earnings          Stock         Total
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1992                      6,729,422       $269,177    $23,957,538   $20,346,384      $(189,159)   $44,383,940
   Net income                                                                               3,605,891                     3,605,891
   Cash dividends ($.30 per share)                                                         (2,014,028)                   (2,014,028)

   Exercise of stock options                                                    (35,129)                      83,599         48,470
   Issuance of stock award                         15,000            600        220,650                                     221,250
   Purchase of treasury stock                                                                               (329,151)      (329,151)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993                      6,744,422        269,777     24,143,059    21,938,247       (434,711)    45,916,372
   Net income                                                                               2,663,520                     2,663,520
   Cash dividends ($.30 per share)                                                         (2,012,397)                   (2,012,397)

   Exercise of stock options                                                    (28,649)                      67,370         38,721
   Purchase of treasury stock                                                                               (103,808)      (103,808)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                      6,744,422        269,777     24,114,410    22,589,370       (471,149)    46,502,408
------------------------------------------------------------------------------------------------------------------------------------
   Net loss                                                                               (13,048,653)                  (13,048,653)

   Cash dividends ($.06 per share)                                                           (402,316)                     (402,316)

   Exercise of stock options                                                    (16,728)                      55,959         39,231
   Issuance of stock award                                                      (16,694)                      58,037         41,343
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                      6,744,422       $269,777    $24,080,988    $9,138,401      $(357,153)   $33,132,013
------------------------------------------------------------------------------------------------------------------------------------




See accompanying notes to consolidated financial statements.



page. 12

Hooper Holmes, Inc. and Subsidiaries


Consolidated Statements of Cash Flows

                                                                                              Years ended December 31,
                                                                             1995                     1994                    1993
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
    Income from continuing operations                               $  1,666,974             $  1,480,032             $  2,739,237
    Adjustments to reconcile income from continuing operations to net cash provided (used in) by operating activities:
      Depreciation and amortization                                    2,469,116                1,316,040                1,094,649
      Provision for bad debt expense                                     320,979                   76,000                  261,205
      Deferred tax expense (benefit)                                     363,000                  (67,000)                (126,000)
      Issuance of stock awards                                            41,343                        0                  221,250
      Loss on sale of fixed assets                                        14,429                   37,619                    8,517
    Change in assets and liabilities, net of effect from
      acquisitions/dispositions of businesses:
      Accounts receivable                                               (328,030)                  39,192               (3,023,802)
      Other current assets                                              (647,540)                (968,992)                    (172)
      Income tax receivable                                           (1,269,570)                       0                        0
      Accounts payable and accrued expenses                            2,999,731                  254,376                 (116,686)
------------------------------------------------------------------------------------------------------------------------------------

    Net cash provided by operating activities
      of continuing operations                                         5,630,432                2,167,267                1,058,198
------------------------------------------------------------------------------------------------------------------------------------

    Net cash (used in) operating activities
      of discontinued operations                                      (3,265,830)             (13,367,913)              (9,705,881)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities                2,364,602              (11,200,646)              (8,647,683)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Net proceeds from dispositions                                    12,449,646                        0                        0
    Acquisition of Lifedata Medical Services, Inc.                             0                        0               (6,307,795)
    All other acquisitions                                                     0                  (23,000)                 (31,000)
    Capital expenditures, net of disposals                              (857,126)                (872,726)                (844,368)
    Net investing activities of discontinued operations                 (797,475)                 307,559              (18,709,346)
------------------------------------------------------------------------------------------------------------------------------------

    Net cash provided by (used in) investing activities               10,795,045                 (588,167)             (25,892,509)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Issuance of long term debt                                        43,500,000               21,326,942               35,300,000
    Principal payments on long term debt                             (56,926,942)              (4,350,000)              (6,800,000)
    Issuance of note payable                                                   0                        0                3,000,000
    Payment of note                                                            0               (3,000,000)                       0
    Proceeds from exercise of stock options                               39,231                   38,721                   48,470
    Treasury stock acquired                                                    0                 (103,808)                (329,151)
    Dividends paid                                                      (402,316)              (2,012,397)              (2,014,028)
------------------------------------------------------------------------------------------------------------------------------------

    Net cash (used in) provided by financing activities              (13,790,027)              11,899,458               29,205,291
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                    (630,380)                 110,645               (5,334,901)
Cash and cash equivalents at beginning of year                         1,695,844                1,585,199                6,920,100
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of period                          $  1,065,464             $  1,695,844             $  1,585,199
------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
Cash paid during the year for:
    Interest                                                        $  1,446,753             $    904,034             $    218,985
    Income taxes                                                    $  1,238,356             $  2,899,520             $  2,843,784
------------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.



                                                                        page. 13

Hooper Holmes, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Note 1 -- Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Hooper Holmes, Inc. and its wholly owned subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

Description of the Business
The Company provides alternate-site health information. The Company's network of experienced medical professionals conduct physical examinations, testing, and personal health interviews, primarily for the life and health insurance industry. Information gathered in these activities is used by insurance underwriters to assess risks and make informed decisions. The Company is subject to certain risks and uncertainties as a result of changes that could occur in the life and health insurance industry's underwritng requirements and standards, and in the Company's customer base.

Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with maturities at date of purchase of less than ninety days to be cash equivalents.

Property, plant and equipment
Property, plant and equipment are carried at cost. Depreciation is computed using the straight line and accelerated method over the assets estimated useful life. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Intangibles
Cost in excess of net assets of acquired companies and other intangible assets are being amortized using the straight line method over lives ranging from 10-25 years and 3-15 years, respectively. Intangible assets are periodically reviewed to determine recoverability by comparing their carrying values to expected future cash flows.

Revenues
Revenues from services rendered are recognized when services are performed.

Income taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Concentration of Credit Risk
The Company's accounts receivable are due primarily from insurance companies. Prudential Insurance Company of America continues as a major customer but due to overall revenue growth, fell below 10% of total revenues for 1995. In 1994 and 1993 however, Prudential provided revenues of $11.0 million and $12.0 million respectively

Fair Value of Financial Instruments
The carrying value of long-term debt approximates its fair value due to the variable interest rate and short interest rate reset period. For all other financial instruments, their carrying value approximates fair value, due to the short maturity of these instruments.

Advertising
Costs related to space in publications are expensed the first time the advertising occurs. Advertising expense was approximately $318,000, $230,000, and $179,000 in 1995, 1994, and 1993, respectively.


Note 2 -- Discontinued Operations

The Company transferred substantially all of the assets and business of its Nurse's House Call health care division (the "NHC division") to Olsten Corporation, (the "NHC Transaction"), pursuant to an Agreement of Acquisition between the Company and Olsten, dated May 26, 1995.

   The transaction closed September 29, 1995 subject to the final adjustment of the cash portion of the purchase price as discussed below. Pursuant to the Acquisition Agreement Olsten transferred, to the Company all of the issued and outstanding capital stock ("ASB Meditest Stock") of American Service Bureau, Inc., engaged in the business of providing paramedical examinations and related services to the life and health insurance industries under the name ASB Meditest ("ASB Meditest"), $27.3 million in cash as adjusted to reflect changes in the NHC Division Net Asset Amount between November 30, 1994 and the Closing Date, and in the ASB Meditest Net Asset Amount between December 31, 1994 and the Closing Date and assumed certain specified liabilities of approximately $5.1 million relating to the NHC Division. Included in accounts receivable other, are amounts due from Olsten for liabilities paid by the Company on Olsten's behalf.

   Net sales for the NHC Division for the period ended September 29, 1995 were $117.2 million, and for the years ending December 1994 and 1993 were $159.3 million and $106.8 million, respectively.

   Earnings (loss) from operations of such business, for the period ending September 29, 1995, were ($4.1) million, and for the years ending December 31, 1994 and 1993 were $1.2 million and $.9 million, respectively, and are net of taxes (benefits) of ($2.2) million for the period page. 14

Hooper Holmes, Inc. and Subsidiaries


ending September 29, 1995, and $1.1 million and $.7 million for the years ended December 31, 1994, and 1993, respectively. Interest expense was allocated to discontinued operations based on the increase in debt required to fund the NHC Division's accounts receivable growth. Interest expense allocated to the NHC Division was approximately $1.9 million, $1.7 million, and $.3 million in 1995, 1994, and 1993, respectively.

   The Company has recorded a loss in the amount of $10.3 million, net of tax benefits of $7.6 million, on the disposal of the NHC Division. The Company recorded a provision for certain costs related to the disposal including the transaction loss, severance and other expenses, transaction fees, and accounts receivable collection fees.

   Consistent with the Company's decision to discontinue its healthcare business, the Company, in the 4th quarter of 1995, also discontinued the operations of its Occupational Health segment acquired as part of the ASB Meditest acquisition, and has reflected in its discontinued operations, a loss, net of taxes of $.3 million. In October 1995, the Company sold the Drug Screen portion of its Occupational Health segment for $700,000 in cash, and a $500,000, one year promissory note, which is included in accounts receivable - other. The assets consisted primarily of computer equipment and software and customer lists. There was no gain or loss to be recognized on this transaction. The Company concluded its seasonal Flu vaccination commitments late in 1995, and will not continue this business in 1996.

   The 1995 consolidated financial statements exclude amounts for discontinued operations from captions applicable to continuing operations. The 1994 and 1993 consolidated financial statements have been restated to conform with the 1995 presentation.

Note 3 -- Acquisitions and Dispositions

On September 29, 1995, in connection with the NHC transaction the Company acquired all of the outstanding common stock of ASB Meditest, a national health information services company. As a result of an independent appraisal, the Company has recorded costs in excess of net assets acquired of approximately $12.3 million, and intangible assets in the amount of $10.8 million, comprised of assembled work force $2.3 million, contractor network $2.4 million, referral base $4.1 million, and a non competition agreement valued at $2.0 million. These amounts are all being amortized over their useful lives.

     The NHC transaction called for a portion of the purchase price to be placed in escrow until collections of the trade receivables of NHC sold to Olsten are reduced to below $30.0 million. At that point the escrow funds are released dollar for dollar until the balance is reduced to $15.0 million. As of February 29, 1996, the Company has received $8.2 million of the escrowed funds. The escrowed funds as released, are utilized to pay down existing debt.

   On September 24, 1993, the Company acquired all of the outstanding common stock of Lifedata Medical Services, Inc., a national health information services company, headquartered in Overland Park, Kansas. The purchase price was in the amount of $6.0 million. Cost in excess of net assets acquired was approximately $3.1 million. Additionally, a noncompetition agreement was entered into in the amount of $.2 million.

   The acquisitions discussed above have been accounted for using the purchase method of accounting and the purchase price of each acquisition has been assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations of Lifedata Medical Services, Inc. from September 24, 1993, and ASB Meditest from September 29, 1995.

   In 1992 the Company sold its Direct Marketing business and received cash and a six year promissory note. The Company determined that the gain on this transaction should be recognized as note payments are received. During 1995, the Company received $364,000 which is included in other income.

   The following unaudited pro forma information has been prepared as if the 1995 acquisition of ASB Meditest had occurred on January 1, 1994, and excludes the NHC Division. This pro forma information does not purport to be an indication of the results that actually would have been obtained if the operations had been combined during the periods.


(in thousands, except for per
share amounts)                                         1995               1994
--------------------------------------------------------------------------------
Revenues                                             $170,296           $174,380
--------------------------------------------------------------------------------
Net income                                           $      4           $    743
Earnings per share                                   $    .00           $    .11
--------------------------------------------------------------------------------


Note 4 -- Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts in the amount of $466,021 and $157,886 in 1995 and 1994, respectively.




                                                                        page. 15

Hooper Holmes, Inc. and Subsidiaries


Note 5 -- Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                                                     Estimated
                                  December 31,     December 31,      Useful Life
                                       1995           1994            In Years
--------------------------------------------------------------------------------
Land and
 improvements                     $   570,116       $   567,947       10 - 20
--------------------------------------------------------------------------------
Building and
 improvements                       3,744,552         3,543,381       10 - 45
--------------------------------------------------------------------------------
Furniture,
 fixtures and
 equipment                         13,955,687         8,179,498       5 - 10
--------------------------------------------------------------------------------
                                  $18,270,355       $12,290,826
--------------------------------------------------------------------------------


Note 6 -- Long Term Debt

Long term debt, excluding current portion:

(millions)                                   1995         1994

--------------------------------------------------------------------------------
1993 Term loan, due December 2000         $   0.0     $   17.7
1993 Revolving loan, due January 1997         0.0         25.3
1995 Revolving loan, due January 1998        24.0          0.0
Mortgage, due January 1998                    2.3          3.3
--------------------------------------------------------------------------------
                                           $ 26.3      $  46.3
--------------------------------------------------------------------------------


   Annual maturities for the two years subsequent to December 31, 1996 are as follows: 1997 - $5.0 million and 1998 - $21.3 million. The 1993 term loan and 1993 revolving loan were refinanced in November 1995 with a $40.0 million revolving loan which decreases over the term to $20.0 million in June 1997. The 1995 revolving loan accrues interest at the bank's base rate minus 1/4% or LIBOR plus 2 1/4%. The rate at December 31, 1995 was 8.1% and the maximum available credit amount was $39.0 million. Also, commitment fees of 1/4% of the unused credit are charged and the loan is secured by the Company's assets, largely accounts receivable. Dividend payments are limited to quarterly amounts of $.02 to $.05 through the agreement term based on maintaining certain financial ratios. At December 31, 1994 the interest rates on the 1993 term loan and the 1993 revolving loan were 8.3% and 7.2% respectively. The mortgage is composed of two components, one accrues interest at 6.9% and the other at 5.65%.

   The Company has entered into a one year renewable Letter of Credit to the benefit of an insurance company relating to workers' compensation insurance. At December 31, 1995 the amount was $4.5 million.

Note 7 -- Commitments and Contingencies

The Company leases branch field offices under a number of operating leases which expire in various years through 2000. These leases generally contain renewal options and require the Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment which are classified as operating leases and expire in the years 1996 through 2000. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 1995:

--------------------------------------------------------------------------------
Year Ending December 31,
--------------------------------------------------------------------------------
         1996                      $ 7,112,040
         1997                        4,551,073
         1998                        2,097,400
         1999                          665,915
         2000                          184,166
--------------------------------------------------------------------------------
Total minimum lease payments       $14,610,594
--------------------------------------------------------------------------------

Rental expenses, under operating leases were $3,908,709, $3,740,373 and $2,780,268 in 1995, 1994 and 1993, respectively.

     On April 4, 1995, the Company was served with a Civil Investigative Demand which relates to an investigation by the U.S. Deptartment of Justice of allegations that a specific office of Hooper Holmes, Inc's discontinued Nurse's House Call division falsified records and submitted false claims for reimbursement under Medicare and/or Medicaid. The Company is cooperating to resolve this matter and management does not anticipate that the final resolution of this matter will have a material adverse impact on the Company's results of operation or its financial condition. On January 24, 1990, the Company entered into an employment retention contract with the President for a two year period from the date a change in control occurs as further defined in the contract.

Note 8 -- Litigation

The Company is a party to a number of legal actions arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defense and/or insurance coverage respecting each of these actions and does not believe their ultimate disposition will materially affect the Company's operations or financial position.


page. 16

Hooper Holmes, Inc. and Subsidiaries

Note 9 -- Income Taxes

Income tax expense is comprised of the following:



                                 1995         1994        1993
--------------------------------------------------------------------------------
United States Federal:
   Current                $   699,000   $1,077,000  $1,677,000
   Deferred                   362,000      (67,000)   (126,000)
State and local:
   Current                    303,000      340,000     557,000
--------------------------------------------------------------------------------
                           $1,364,000   $1,350,000  $2,108,000
--------------------------------------------------------------------------------


The following reconciles the "statutory" federal income tax rates to the effective income tax rates:



                                  1995        1994        1993
--------------------------------------------------------------------------------
Computed "expected"
   tax expense                     34%         34%         34%
Increase (reduction) in tax
   expense resulting from:
   State tax, net of federal
   income tax benefit                6           7           7
   Non-tax deductible,
   amortization of goodwill          7           5           2
   Other                           (2)           2           1
--------------------------------------------------------------------------------
Effective income tax rates         45%         48%         44%
--------------------------------------------------------------------------------


   The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1995, and 1994, are as follows (in thousands):



                                              1995        1994
--------------------------------------------------------------------------------
Deferred tax assets:
   Discontinued operation accruals         $   933   $       0
   Receivable allowance                        196          75
   Intangible assets                           191         258
   Net operating loss carry forwards           365           0
   Acquisition bases adjustment
      accounts receivable                      875           0
   Other                                       117          38
--------------------------------------------------------------------------------
                                             2,677         371
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Accumulated depreciation                  (975)       (480)
   Acquisition bases adjustment
          primarily intangibles            (4,692)           0
--------------------------------------------------------------------------------
                                           (5,667)       (480)
--------------------------------------------------------------------------------
Net deferred tax liability               $ (2,990)    $  (109)
--------------------------------------------------------------------------------


   Deferred tax assets (liabilities) are reflected in the consolidated balance sheets at December 31, 1995 as follows, prepaid expenses and other $2,003 and deferred income taxes (noncurrent) $(4,993) and at December 31, 1994 in accrued expenses other ($109).

   At December 31, 1995, the Company had net operating loss carryforwards of approximately $365,000 that will expire in the year 2010.

   No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income.

   The principal components of the deferred tax provision in 1995 and 1994 include differences between financial and tax reporting for depreciation, amortization, and allowance for accounts receivable.

Note 10 -- Earnings (loss) Per Share

Earnings (loss) per share of common stock have been computed based on the weighted average number of shares outstanding. No effect has been given in the calculation for common stock equivalents since the equivalents are either not materially dilutive to earnings per share or are antidilutive to loss per share.

Note 11 -- Capital Stock

Stockholder Rights Plan -- On January 23, 1990, the Board of Directors adopted a Stockholder Rights Plan, which was amended and restated on May 10, 1991 and further amended on July 12, 1995. The Board declared a dividend of one Common Share Right for each outstanding share of Common Stock distributable on April 2, 1990. Such rights only become exercisable ten business days after (a) the Company or a person or group announces that such person or group (other than certain specified persons, such as the Company, any wholly-owned subsidiary, employee benefit plans of the Company and persons who held at least 20% of the Common Stock when the Rights Plan was adopted, until the occurrence of certain events, or as the result of an acquisition of shares by the Company) has acquired beneficial ownership of 20% or more of the Company's Common Stock or
(b) the commencement of a tender offer by a person or group to acquire 30% or more of the Company's Common Stock (such date, the "Separation Date"). Upon the Separation Date, each right shall constitute the right to purchase one share of Common Stock of the Company for $24.00, subject to adjustment. After (x) the announcement of the acquisition by a person or group of 20% or more of the Company's Common Stock (other than in a tender offer for all shares which has been approved by the Board of Directors), or (y) the Company enters into or consummates a merger or other similar business transaction, or a sale of more than 50% of the assets or earning power, each right shall be adjusted to constitute the right to purchase that number of shares of Common Stock of the Company or capital stock of the acquiring company, as the case may be, having an aggregate market page. 17

Hooper Holmes, Inc. and Subsidiaries

price on the date of such announcement of the acquisition or such consummation or occurrence of the transaction equal to twice the exercise price of $24.00, also subject to adjustment. The rights may be redeemed for $0.05 per right at any time until the tenth day following public announcement that a 20% position has been acquired. The rights will expire on March 16, 2000, unless sooner redeemed.

Stock Awards -- The Company's president is entitled to receive stock awards based on the attainment of performance goals established for any given year. For the years ended December 31, 1995, 1994 and 1993, awards of 6,000 (paid in cash at its fair value at the time of grant), 5,250 (shares issued in 1995), and 11,000 shares, respectively, have been granted.

Stock Option Plan -- The Company's stockholders approved stock option plans totaling 300,000 and 500,000 shares, respectively, in 1988 and 1992, and 500,000 shares in 1994, which provide that options may be granted to management. Options were granted at market value on the dates of the grants and are exercisable as follows: 25% after two years and 25% on each of three anniversary dates thereafter, and terminate after 10 years. As of December 31, 1995, 253,038 shares are exercisable.

Shares under option are:



                                                     1995       1994        1993
--------------------------------------------------------------------------------
Options outstanding January 1                      664,925    606,438    461,513
Options granted                                    191,100    141,000    161,300
Options exercised (a)                                5,062      5,813      7,125
Options cancelled                                  111,413     76,700      9,250
Options outstanding December 31                    739,550     664,925   606,438
--------------------------------------------------------------------------------
Option price range                                 $  5.50    $  5.50    $  5.50
                                                        to         to         to
                                                   $ 14.94    $ 14.94    $ 14.94
--------------------------------------------------------------------------------



----------
(a) 5,062, 3,000 and 4,125 were exercised at $7.75 in 1995, 1994 and 1993 respectively, all others exercised at $5.50.

Note 12 -- 401k Savings and Retirement Plan

This plan is available to all employees with at least one year of service of greater than 1000 hours of employment, and is administered by Lincoln National Life Ins. Co. The Company matches up to 25% of the first 10% of employee salary contributions. The Company payments for 1995, 1994, and 1993, were $137,000, $123,000, and $114,000, respectively.

Independent Auditors' Report

The Board of Directors and Stockholders
Hooper Holmes, Inc.

We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.






Short Hills, New Jersey
March 4, 1996



page. 18

Hooper Holmes, Inc. and Subsidiaries


Selected Financial Data



For the years Ended December 31,
(in thousands except for per share data)                               1995           1994          1993          1992          1991

------------------------------------------------------------------------------------------------------------------------------------


Statement of Operations Data:
   Revenues                                                     $   111,313    $    92,534   $    80,600   $    68,931   $    61,585

   Operating income                                                   4,059          3,803         5,020         4,548         4,079

   Interest expense                                                   1,674            994           237           144           319

   Income from continuing operations                                  1,667          1,480         2,739         2,779         2,159

   Income (loss) from discontinued operations (2)                   (14,716)         1,184           867         2,099         1,427

   Net income (loss)                                                (13,049)         2,664         3,606         4,878         3,586

   Earnings from continuing operations per share                       0.25           0.22          0.41          0.42          0.42

   Earnings (loss) from discontinued operations per share (2)         (2.19)          0.18          0.13          0.31          0.28

   Earnings (loss) per share (1)                                      (1.94)          0.40          0.54          0.73          0.70

   Cash dividends per share (1)                                 $      0.06    $      0.30   $      0.30   $      0.25   $      0.24

Weighted average number (1)
   of shares outstanding                                          6,707,128      6,706,713     6,714,061     6,717,667     5,141,201

------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data:
   Working capital                                              $    24,786    $     6,407   $     4,024   $     9,861   $    15,720

   Total assets                                                      93,997        103,172        88,355        52,754        48,962

   Current maturities of long term debt                               8,800          2,150         1,550             0            93

   Long-term debt, less current maturities                           26,250         46,327        29,950         3,000         3,078

   Total long-term debt                                              35,050         48,477        31,500         3,000         3,171

   Stockholders' equity                                         $    33,132    $    46,502   $    45,916   $    44,384   $    41,160

------------------------------------------------------------------------------------------------------------------------------------



(1) Adjusted to reflect a 3 for 2 stock split effective February 28, 1992.
(2) See Note 2 to the consolidated financial statements.



                                                                        page. 19

Hooper Holmes, Inc. and Subsidiaries


Quarterly Common Stock Price Ranges and Dividends


(Dollars)

                                                                   1995                                         1994
------------------------------------------------------------------------------------------------------------------------------------

                                                    High            Low                          High            Low
   Quarter                                           Bid            Bid       Dividend            Bid            Bid       Dividend
------------------------------------------------------------------------------------------------------------------------------------

  First                                           10 3/4          6 1/2            .03         14 3/4         11 1/8           .075
  Second                                          10 1/2          7 5/8            .01         13 5/8         11 5/8           .075
  Third                                           10              6 3/4            .01         11              7 5/8           .075
  Fourth                                           9 7/8          7 3/4            .01          8 3/8          5 3/4           .075
------------------------------------------------------------------------------------------------------------------------------------


Hooper Holmes, Inc. and Subsidiaries

Quarterly Financial Data

(Unaudited)

                                                                                                   Per share of common stock
                                                                                           -----------------------------------------
                                                Net income                       Net       Income from       Discon-          Net
                                      Gross     continuing  Discontinued      income        continuing        tinued       income
  Quarter (1)        Revenues        profit     operations  operations(1)      (loss)       operations    operations        (loss)
 -----------------------------------------------------------------------------------------------------------------------------------
  1995
  Fourth             $ 39,736     $  8,136        $    421     $   (338)     $     83      $      0.06  $     (0.05)  $      0.01
  Third                23,184        5,287             394         (720)         (326)            0.06        (0.11)        (0.05)
  Second               24,396        5,940             446      (13,310)      (12,864)            0.07        (1.98)        (1.91)
  First                23,997        6,016             406         (348)           58             0.06        (0.05)         0.01
 -----------------------------------------------------------------------------------------------------------------------------------

  Total              $111,313     $ 25,379        $  1,667     $(14,716)     $(13,049)     $      0.25  $     (2.19)  $     (1.94)
 -----------------------------------------------------------------------------------------------------------------------------------

  1994
  Fourth             $ 24,176     $  5,681        $    205     $    512      $    718      $      0.03  $      0.08   $      0.11
  Third                22,680        5,489             220           95           315             0.03         0.01          0.04
  Second               23,016        5,012             141          301           442             0.02         0.05          0.07
  First                22,662        5,674             914          276         1,189             0.14         0.04          0.18
 -----------------------------------------------------------------------------------------------------------------------------------

  Total              $ 92,534     $ 21,856        $  1,480     $  1,184      $  2,664      $      0.22  $      0.18   $      0.40
------------------------------------------------------------------------------------------------------------------------------------



(1) During 1995, the second quarter consists of after tax charges of $10.3 million for the loss on the disposal of the NHC division and $3.0 million of operating loss. The third quarter consists of an after tax charge of $.7 million for additional NHC division operating losses. The fourth quarter charge of $.3 million, net of tax, relates to discontinuance of the Occupational Health segment acquired as part of the ASB Meditest acquisition. See Note 2 to the Consolidated Financial Statements.



page. 20

Directors

Frederick D. King
Chairman of the Board

Benjamin A. Currier
Senior Vice President,
Security Life of Denver Ins. Co.

Quentin J. Kennedy
Executive Vice President,
Secretary and Director
Federal Paper Board Company
Retired

Elaine L. La Monica
Professor
Department of Nursing Education
Teachers College
Columbia University

James M. McNamee
President and
Chief Executive Officer

John E. Nolan, Jr.
Partner
Steptoe & Johnson, LLP

Kenneth R. Rossano
Senior Vice President
Cassidy & Associates

Anne King Sullivan
Business Executive
Retired

G. Earle Wight
Senior Vice President

Officers

Frederick D. King
Chairman of the Board

James M. McNamee
President and
Chief Executive Officer

Paul W. Kolacki
Executive Vice President
and Chief Operating Officer

Robert William Jewett
Senior Vice President,
General Counsel and Secretary

Fred Lash
Senior Vice President,
Chief Financial Officer
and Treasurer

G. Earle Wight
Senior Vice President

Francis A. Stiner
Vice President

Stock Listing

The company's common stock is traded on the American Stock Exchange (AMEX) under the symbol "HH."

Form 10-K

Holders of the company's common stock may obtain, without charge, a copy of the Hooper Holmes, Inc. Annual Report on Form 10-K as filed with the Securities and Exchange Commission upon request.
Address inquiries to:

Secretary

Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

Independent Certified Public Accountants

KPMG Peat Marwick LLP
Short Hills, NJ

Transfer Agents & Registrar

Midlantic Bank, N.A.
Edison, NJ

Annual Meeting

May 22, 1996
at the American Stock Exchange
New York, NY

[This page in the printed document contains 2 photos against a background photo.]

Hooper Holmes

provider of alternate-site health information

Design: Zahor & Bender Incorporated

   Hooper Holmes, Inc.
   Corporate Headquarters
   170 Mount Airy Road
   Basking Ridge, NJ 07920
   (908) 766-5000