Form 10-K405, Exhibit 13
period 1996-12-31
HOOPER HOLMES INC
filed 1997-03-31
CIK 741815

[LOGO OF HOOPER HOLMES APPEARS HERE]

  providing alternate-site health

                                                  information






      [PHOTOGRAPH APPEARS HERE]
                                       1996 Annual Report
                                                     to shareholders



Examiner on location

                                                Hooper
                                                Holmes


     Financial Highlights
-------------------------------------------------------------------------------------------------------------------------------

                                                                                      Years ended December 31,
        (dollars in thousands except per share data)                    1996                    1995                    1994
     ---------------------------------------------------------------------------------------------------------------------------
        Revenues                                                 $   156,254             $   111,313               $  92,534
        Operating income                                               8,576                   4,059                   3,803
        Income from continuing operations                              4,086                   1,667                   1,480
        Income (loss) from discontinued operations                        --                 (14,716)                  1,184
        Net income (loss)                                        $     4,086                ($13,049)              $   2,664
        Earnings per share from continuing operations            $       .61             $       .25               $     .22
        Earnings per share from discontinued operations                   --                  ($2.19)              $     .18
        Net earnings per share                                   $       .61                  ($1.94)              $     .40
        Cash dividends per share                                 $       .06             $       .06               $     .30
        Weighted average number of shares outstanding              6,727,719               6,707,128               6,706,713
     ---------------------------------------------------------------------------------------------------------------------------

        On the cover,
        Pamela Goldberg
        Miami, Florida

Hooper Holmes Inc. is the nation's leading provider of
--------------------------------------------------------------


                                alternate-site

                                                             health information.

health information


     Hooper Holmes Inc. is the nation's leading provider of alternate-site health Information. Serving all 50 states, the Company's network of experienced medical professionals conducts physical examinations, testing and personal health interviews, primarily for the life and health insurance industry. Information gathered in these activities is used by insurance underwriters to assess risks and make informed decisions.
                                  Hooper Holmes' customers include most of the
                           nation's major life and health insurers, and the Company performed approximately 2.7 million tests on insurance applicants in 1996 under its trade name Portamedic. The Company offers the industry's widest geographic coverage and up-to-date technology to ensure timely, accurate delivery of health information. Hooper Holmes' mission is to be recognized as a quality service provider that meets the needs of its customers, employees, and shareholders. We pride ourselves on anticipating new challenges that face our clients and finding solutions to help them adapt to change.

                                  Hooper Holmes' common stock trades on the
                           American Stock Exchange under the symbol "HH." The Company is headquartered in Basking Ridge, New Jersey.

1996 annual report to shareholders
-----------------------------------------------------
Hooper Holmes



To Our Shareholders


A year ago, we said that Hooper Holmes was committed to using our position as the undisputed industry leader as a platform to support stronger growth and profitability. We are pleased to report that in 1996 we delivered on that commitment.

In a year of many achievements, we wish to highlight two that illustrate the strength and growth potential of this Company. First, our focused efforts to significantly reduce our bank debt has made our balance sheet stronger than it has been in years. Second, the successful integration of ASB Meditest into the operations of Portamedic expanded the breadth of our integrated nationwide network, which continues to be supported by the most advanced information technology in the industry. In short, the strong financial and operating performance we recorded in 1996 validates Hooper Holmes' targeted efforts to establish and maintain its position as the dominant provider of alternate-site health information services.

FINANCIAL REVIEW

In 1996, Hooper Holmes reported record revenue and earnings. Income from continuing operations for the year ended December 31, 1996, more than doubled to $4.1 million, or $0.61 per share, from $1.7 million, or $0.25 per share, for 1995. We also reported a similarly dramatic increase in operating income, which grew to $8.6 million in 1996 from $4.1 million a year earlier. Revenues rose 40% to $156.3 million, compared to $111.3 million in 1995. The increases are largely attributable to the ASB Meditest acquisition, which closed at the end of the third quarter of 1995.

During 1996, operating margins improved to 5.5% for the year. This improvement results from a combination of a comprehensive review of incoming ASB business and the resultant changes and continued control over field expenses.

The ASB Meditest acquisition and related sale of our healthcare business produced another benefit to the Company in 1996. With the receipt of an income tax refund related to the transaction, along with the full release of the escrowed purchase price upon the collection of accounts receivables, we reduced our bank debt by $28.8 million to $6.3 million by year-end 1996. The significant reduction in debt has strengthened our balance sheet. Our working capital remains strong at 1.8:1, and our long-term debt-to-equity ratio improved to .14 from .79 one year ago.

REVIEW OF OPERATIONS
Our mandate in 1996 was to integrate ASB Meditest's operations into the Portamedic network, which we successfully completed in the second quarter 1996. The combination has made Portamedic the undisputed market leader in providing alternate-site health information to the country's largest life and health insurers. During 1996, we increased our share of the market from 20% to 25%.

The expanded network has enabled the Company to achieve greater efficiencies. Since the acquisition in September 1995, we closed over 40 offices and identified millions in cost savings.

During 1996, we also made notable progress pursuing our strategic objective of leveraging our existing distribution network and information infrastructure. Early in the year, Hooper Holmes entered into its first agreement with a leading financial services

          [PHOTO OF JAMES M. MCNAMEE APPEARS HERE]

company engaged in the direct-response marketing of insurance products. The outsourcing relationship, which builds on our health information testing expertise and advanced information systems, supplies a new source of revenue to the Company while enabling our customer to reduce its cost base.

In another significant development, we entered into a strategic marketing agreement with Policy Management Systems Corporation (PMSC) in early 1997. Through our partnership, users of PMSC's software-supported life insurance underwriting services will have access to Portamedic's network of 7,000 examiners who perform medical examinations for life insurance applicants.

In 1996, we were saddened by the loss of Frederick D. "Ted" King, our Chairman, who passed away in July. Ted joined the Company in 1949, was elected President in 1996 and began serving as Chairman in 1973. His accomplishments were many. Ted will be remembered for his steady leadership and counsel over the years, for which the Company will forever be thankful.

OUTLOOK

As we enter into a new year, our core business, Portamedic, is strong and growing. The integration of our operations has made us a larger, more efficient and a more focused company--an attractive array of attributes to issuers under continuing pressure to reduce their costs and minimize their underwriting risk. With our stronger balance sheet, we have even greater resources and flexibility to pursue opportunities to build on our demonstrated success as a leading health information services provider. For example, we are optimistic that our ability to cost-effectively support the direct marketing of insurance products will lead to new outsourcing agreements.

Our recently formed Healthdex services group represents a highly focused effort to utilize Hooper Holmes' historical strength as an alternate-site medical data and information gatherer to enter new markets. Among the new development initiatives the group is exploring are support of pharmaceutical clinical trials, as well as providing data on covered participants in health maintenance organizations and other risk-bearing managed care plans.

The transformation of Hooper Holmes over the past year has been dramatic. We couldn't have done it without the dedication and hard work of our employees. We offer our thanks and appreciation to them, as well as our customers and shareholders. We look forward to an exciting year ahead.


          /s/ James M. McNamee

    -----------------------------------------
              James M. McNamee
      President and Chief Executive Officer

1996 annual report to shareholders
--------------------------------------------------------------------------------




Hooper Holmes is the largest provider of alternate-site health information...
--------------------------------------------------------------------------------


                   we have a nationwide, integrated network,



                                 Pat Hernandez
                              San Antonio, Texas

                            [PICTURE APPEARS HERE]


For more than 25 years, Hooper Holmes has been a leading provider of alternate-site health information services. Each month, the Company's network of approximately 7,000 experienced medical professionals conduct more than 225,000 medical examinations, tests, personal health interviews and other services for the life and health insurance industry. We maintain close relationships with 48 of the top 50 life and health insurance companies as well as a broad base of local and regional insurance agents. With an estimated 25% share of the market, Hooper Holmes dominates the business.

The scope of the Company's network of people and technology are unmatched in the industry. We are able to provide a wide array of mobile paramedical services ranging from taking personal history reports to basic physical examinations to electrocardiograms. Within 24 hours of a request a physician, RN, LPN, ECG technician or other medical professional will be dispatched to perform the required service in any county in any state. Orders may be placed by phone, fax, electronic mail , or via the Internet's World Wide Web.

In addition, many of our customers in the insurance industry receive financial and health history information via Infolink, our automated reporting system. By eliminating paper from key steps in the applications and underwriting process, we are able to help our customers reduce costs, speed turnaround time, and devote more resources to selling.

Hooper Holmes continues to be well positioned to benefit from the ongoing pressure on our clients to obtain the timely and cost-effective delivery of accurate health information. We are committed to enhancing our reputation for high-quality service, leading-edge technology and the industry's best turnaround time.

                   accomodates well over 200,000 requests for service each month
                ----------------------------------------------------------------

Hooper Holmes maintains strong links with customers
--------------------------------------------------------------------------------


we apply advanced  i n f o r m a t i o n  technology.


                                Bernard Jacobs
                              New York, New York
                     -------------------------------------

                  [PHOTOGRAPH OF BERNARD JACOBS APPEARS HERE]


                  a d v a n c e d   c a p a b i l i t i e s

To maintain strong links among our customers, branches and corporate offices, Hooper Holmes has developed an advanced information processing infrastructure. This enables us to deliver timely, accurate health information -- when and where it is needed -- the definition of quality in our business. The Company recognizes that as the needs of our customers change, we must continue to make investments in technology to create further efficiencies in application processing and insurance underwriting and to support our anticipated entry into additional markets.

As a result, in late 1996, Hooper Holmes began a restructuring program to more fully integrate the three key components of our information technology infrastructure -- MIS, our centralized management information reporting system that ties together branches and the corporate offices; the Client Services group, which fulfills the multiple information needs of our customers; and Infolink, the channel that delivers financial and health information reports electronically to customers. One key change is organizational; beginning in the second quarter of 1997, the three divisions will function as a single entity which allows service delivery to be coordinated and more responsive to the many changes taking place in the industry. That capability will become increasingly important as Hooper Holmes seeks to leverage its information infrastructure to pursue new business opportunities.

The success of alternate-site health information is built upon convenience. We recognize that shifting needs and new technologies are constantly redefining convenience. As a result, we remain committed to strengthening the links among our systems and our people.

the nation's leading provider of alternative site health information
--------------------------------------------------------------------------------


We are leveraging our information infrastructure
--------------------------------------------------------------------------------

           to pursue profitable  g r o w t h  in a changing industry

          [PHOTO OF JIM NOVAK APPEARS HERE]
                          Chicago, Illinois
       ----------------------------------------

In recent years, the insurance industry has been undergoing tremendous change, as mutual fund companies, banks and other financial services firms have, to varying degrees, begun to offer insurance products to their customers. As insurers face intensifying competition, they are under pressure to develop distribution channels that reduce costs while providing high-quality service. These pressures have led many companies to seek cost-effective solutions from companies like Hooper Holmes. We are aggressively pursuing opportunities that will streamline the application and underwriting process and leverage the power of our state-of-the art information infrastructure.

In 1996, Hooper Holmes formed preferred relationships with leading marketers that offer direct response life insurance sales. A major financial services firm, for example, will use Hooper Holmes' online, nationwide network for applications processing, ordering alternative-site tests, and reporting information to underwriters.

The Company has also formed strategic alliances with major providers of back-office systems and "smart" underwriting software. We will continue to pursue other arrangements that make it easier for insurers using leading software packages to order services through Portamedic or other points of access to Hooper Holmes' electronic network.

Another key development in 1996 was the formation of Healthdex, a marketing arm that is exploring new opportunities that are anciliary to our core business but can utilize our existing network of branches and production personnel. We plan to invest considerable resources in this initiative to enable us to enter markets outside of our core business.

               accommodates well over 200,000 requests for service each month
           ---------------------------------------------------------------------
                                                                   Hooper Holmes



        In our business, accuracy and timeliness are critical...
---------------------------------------------------------------------
        we have unyielding Quality standards.

                                              [PHOTO OF LISA CLOUD APPEARS HERE]

                                Lisa Cloud
                        Seattle Washington
                     -----------------------

                                a c c u r a c y


        Hooper Holmes recognizes the critical importance of accuracy, confidentiality and timeliness in health information. As a result, quality is monitored daily for each region and every branch location. Our sophisticated reporting and control mechanisms enable us to pinpoint the performance of individual examiners, branches, or entire geographic areas. Hooper Holmes also maintains its exclusive physician data base, a process by which credentials of all physicians who provide services through the Company have their credentials verified.

        The Company's commitment to quality is recognized in objective studies that are regularly supplied to us by our leading customers in the life and health insurance industry. We are proud of our reputation for quality and are committed to finding ways to sustain and enhance our ability to gather and communicate high-quality health information. We are especially proud of our hard working and dedicated employees, as well as our network of physicians, nurses, technicians and other medically trained personnel who we believe are key factors in our success.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------


Results of Operations

1996 Compared to 1995

Total revenues for 1996 increased 40.4% to $156.3 million from $111.3 million for 1995. This growth results from a 36% unit increase in the number of paramedical examinations performed and a 25% increase in inspection and attending physician statement units. The overall increase stems from revenue growth in existing offices, the acquisition of ASB Meditest in September 1995, and the result of market share gains.

    The Company's cost of operations in 1996 totaled $118.0 million compared to $85.9 million for 1995. Cost of operations as a percentage of revenues totaled 75.5% for 1996 versus 77.2% for 1995. The dollar increase was primarily due to higher direct costs and branch operating expenses, partly due to the ASB Meditest acquisition. As a percentage of revenues, the decrease is due to ongoing efforts to reach the optimum number of branches, control branch operating expenses, and the efficiencies realized from the integration of ASB Meditest.

    Selling, general and administrative expenses increased to $29.7 million for 1996 from $21.3 million for 1995. The increase of $8.4 million is attributed to the additional corporate staffing functions and increased depreciation and amortization expense as a result of the ASB Meditest acquisition in September 1995.

    Accordingly, the Company's operating income for 1996 increased to $8.6 million versus $4.1 million for 1995, and as a percentage of revenues, increased to 5.5% for 1996 compared to 3.6% for 1995.

    The company reduced long term debt by $28.8 million during 1996 and therefore interest expense decreased in 1996 compared to 1995 by $.3 million. Other income items in 1996 were primarily due to interest earned on the escrowed funds that were part of the Nurses House Call transaction in September 1995 and was approximately the same amount as in 1995.

    As a result of the foregoing, net income from continuing operations in 1996 totaled $4.1 million or $0.61 per share compared to $1.7 million or $0.25 per share for 1995. The 1995 net loss from discontinued operations totaled $14.7 million, or $2.19 per share.

     Inflation did not have a significant effect on the Company's operations in 1996.

1995 Compared to 1994

Total revenues for 1995 increased 20.3% to $111.3 million from $92.5 million for 1994. This growth results from a 19% unit increase in the number of paramedical examinations performed and a 26% increase in inspection and attending physician statement units. Of the overall increase, approximately 14% reflects new revenue provided in the fourth quarter by the acquisition of ASB Meditest and 6% stems from revenue growth of the existing offices. Management believes this latter increase is the result of market share gains, partially offset by pricing pressures and volume discounting. In 1995, the Company discontinued its healthcare operations including its occupational health operations. See Note 2 to the consolidated financial statements for information related to discontinued operations. The results reported herein are representative of the Company's continuing operations.

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

    Accordingly, the Company's operating income for 1995 increased to $4.1 million versus $3.8 million for 1994, and, as a percentage of revenues, decreased to 3.6% for 1995 compared to 4.1% for 1994.

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

    The net loss for 1995 was $13.0 million compared to net income of $2.7 million for 1994. The net loss in 1995 includes a $14.7 million, or $2.19 per share, net loss from discontinued operations. See Note 2 to the consolidated financial statements.

    In the second quarter of 1995, the Company discontinued its Nurse's House Call healthcare business and entered into a contract to sell this business. In the fourth quarter of 1995, the Company discontinued its occupational health business recently acquired as part of ASB Meditest which primarily consisted of

Management's Discussion and Analysis of Financial Conditions and Results of Operations
--------------------------------------------------------------------------------


drug testing and immunizations. These disposals are in connection with the Company's strategy to focus on its core business of providing health information services.

    Inflation did not have a significant effect on the Company's operations in 1995.

Liquidity and Financial Resources

The Company's primary sources of cash are internally generated funds and the Company's bank credit facility. In late 1995, the Company sold its Nurse's House Call division, and as part of that transaction, $15 million of the purchase price was placed in escrow to be released to the Company to the extent that certain accounts receivable sold as part of the transaction were collected. These funds were received in 1996 in their entirety and were principally utilized to reduce the Company's bank debt.

    For the year ended December 31, 1996, the net cash provided by operating activities of continuing operations was $16.3 million as compared to $5.6 million in 1995. The significant sources were income from continuing operations of $4.1 million, $5.1 million of depreciation and amortization, $6.5 million of accounts receivable reduction and $8.0 million of tax refunds, which were partially offset by a decrease in liabilities of approximately $8.3 million.

    The Company replaced its $40 million revolving credit facility with a $20 million, three year revolving facility in December 1996. The revolver loan will accrue interest at either the bank's base rate or at LIBOR, as adjusted, at the option of the Company. At December 31, 1996, the Company had $4 million in revolver borrowings. The mortgage loan balance of $2.3 million is scheduled to be fully paid by January 1998. Capital expenditures for 1997 are anticipated to be less than $2.0 million. While the Company always considers acquisitions or growth opportunities, it has no specific commitments or contracts at this time.

    Management believes that the combination of cash and cash equivalents, other working capital sources, and borrowings under the Company's credit facility along with anticipated cash flows from continuing operations, will provide sufficient capital resources for the foreseeable future.

Recently Issued Accounting Standards

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share ("EPS"), which is effective as of December 31, 1997. This standard changes the way companies compute EPS to require all companies to show "basic" and "dilutive" EPS and is to be retroactively applied, including each 1997 interim quarter.

--------------------------------------------------------------------------------
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------


                                                                                                    December 31,
                                                                                         1996                     1995
------------------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------------------------------------
Current assets:
      Cash and cash equivalents                                                 $   2,936,447            $   1,065,464
      Accounts receivable - trade (Note 4)                                         17,035,255               21,974,398
      Accounts receivable - other                                                   1,095,772                2,387,010
      Escrow funds (Note 3)                                                                --               15,000,000
      Refundable taxes                                                              1,230,198                9,264,734
      Other current assets                                                          3,474,226                4,716,328
------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                         25,771,898               54,407,934
------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment (Notes 5 and 6)                                      19,196,013               18,270,355
      Less: Accumulated depreciation and amortization                               9,712,650                7,423,190
------------------------------------------------------------------------------------------------------------------------
                                                                                    9,483,363               10,847,165
------------------------------------------------------------------------------------------------------------------------
Goodwill (net of accumulated amortization of $2,600,613 in 1996
      and $1,742,563 in 1995) (Note 3)                                             15,948,735               16,601,785
------------------------------------------------------------------------------------------------------------------------
Intangible assets (net of accumulated amortization of $3,170,077 in 1996
      and $1,365,526 in 1995) (Note 3)                                              9,394,485               11,088,036
------------------------------------------------------------------------------------------------------------------------
Other assets                                                                          697,185                1,052,175
------------------------------------------------------------------------------------------------------------------------
                                                                                $  61,295,666            $  93,997,095
------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
------------------------------------------------------------------------------------------------------------------------
Current liabilities:
      Current maturities of long-term debt                                      $   1,030,000           $    8,800,000
      Accounts payable                                                              6,168,864               10,677,452
      Accrued expenses:
        Insurance benefits                                                          1,536,315                1,018,517
        Salaries, wages and fees                                                    1,264,739                  596,886
        Payroll and other taxes                                                       167,013                  740,678
        Income taxes payable                                                          334,879                       --
        Discontinued operations (Note 2)                                            1,287,700                4,380,023
        Other                                                                       2,175,651                3,408,067
------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                    13,965,161               29,621,623
------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities (Note 6)                                    5,250,000               26,250,000
Deferred income taxes (Note 9)                                                      4,361,049                4,993,459
------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 7 and 8)
------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (Note 11):
      Common stock, par value $.04 per share; authorized 20,000,000
        shares, issued 6,791,459 in 1996 and 6,744,422 in 1995                        271,658                  269,777
      Additional paid-in capital                                                   24,645,945               24,080,988
      Retained earnings                                                            12,820,355                9,138,401
------------------------------------------------------------------------------------------------------------------------
                                                                                   37,737,958               33,489,166
      Less: Treasury stock, 1,683 shares in 1996 and
        32,308 shares in 1995, at cost                                                 18,502                  357,153
------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                   37,719,456               33,132,013
------------------------------------------------------------------------------------------------------------------------
                                                                                $  61,295,666            $  93,997,095
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statement of Operations
--------------------------------------------------------------------------------

                                                                                       Years ended December 31,
                                                                         1996                 1995                1994

---------------------------------------------------------------------------------------------------------------------------
Revenues                                                              $156,253,763         $111,313,005       $  92,533,685
Cost of operations                                                     117,959,274           85,933,510          70,677,574
---------------------------------------------------------------------------------------------------------------------------
      Gross profit                                                      38,294,489           25,379,495          21,856,111
Selling, general and administrative expenses                            29,718,867           21,320,852          18,053,281
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                         8,575,622            4,058,643           3,802,830
---------------------------------------------------------------------------------------------------------------------------
Other income (expense):
      Interest expense                                                  (1,394,038)          (1,673,548)           (994,208)
      Interest income                                                      348,153              262,247              21,682
      Other income (Note 3)                                                328,035              383,793                  --
---------------------------------------------------------------------------------------------------------------------------
                                                                          (717,850)          (1,027,508)           (972,526)
---------------------------------------------------------------------------------------------------------------------------
      Income before income taxes                                         7,857,772            3,031,135           2,830,304
---------------------------------------------------------------------------------------------------------------------------
Income taxes (Note 9)                                                    3,772,000            1,364,161           1,350,272
---------------------------------------------------------------------------------------------------------------------------
      Income from continuing operations                                  4,085,772            1,666,974           1,480,032
---------------------------------------------------------------------------------------------------------------------------
Discontinued operations (Note 2):
      Income (loss) from operations, net of taxes                               --           (4,389,559)          1,183,488
      Loss on disposal, net of taxes                                            --          (10,326,068)                 --
---------------------------------------------------------------------------------------------------------------------------
      Income (loss) from discontinued operations                                --          (14,715,627)          1,183,488
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $    4,085,772        $ (13,048,653)     $    2,663,520
---------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share (Note 10):
      Weighted average number of shares                                  6,727,719            6,707,128           6,706,713
      Income from continuing operations                                    $  0.61              $  0.25               $ .22
      Income (loss) from discontinued operations                                --                (2.19)                .18
---------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                    $  0.61              $ (1.94)              $ .40
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------

                                                       Common Stock
                                                  ---------------------     Additional
                                                  Number of                    Paid-in         Retained    Treasury
Years ended December 31, 1994, 1995 and 1996         Shares      Amount        Capital         Earnings       Stock          Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                        6,744,422    $269,777    $24,143,059      $21,938,247   $(434,711)   $45,916,372
Net income                                                                                    2,663,520                  2,663,520
Cash dividends ($.30 per share)                                                              (2,012,397)                (2,012,397)
Exercise of stock options                                                      (28,649)                      67,370         38,721
Purchase of treasury stock                                                                                 (103,808)      (103,808)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                        6,744,422     269,777     24,114,410       22,589,370    (471,149)    46,502,408
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                    (13,048,653)               (13,048,653)
Cash dividends ($.06 per share)                                                                (402,316)                  (402,316)
Exercise of stock options                                                      (16,728)                      55,959         39,231
Issuance of stock award                                                        (16,694)                      58,037         41,343
----------------------------------------------------------------------------------------------------------------------------------
Balance,  December 31, 1995                       6,744,422     269,777     24,080,988        9,138,401    (357,153)    33,132,013
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                    4,085,772                  4,085,772
Cash dividends ($.06 per share)                                                                (403,818)                  (403,818)
Issuance of stock award                                                          2,405                       29,470         31,875
Exercise of stock options                            47,037       1,881        349,300                      309,181        660,362
Exercised stock options tax benefit                                            213,252                                     213,252
----------------------------------------------------------------------------------------------------------------------------------
Balance,  December 31, 1996                       6,791,459    $271,658    $24,645,945      $12,820,355    $(18,502)   $37,719,456
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                          Years ended December 31,
                                                                               1996                 1995                1994
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Income from continuing operations                                $  4,085,772         $  1,666,974        $  1,480,032
      Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities:
        Depreciation and amortization                                     5,071,692            2,469,116           1,316,040
        Provision for bad debt expense                                      380,000              320,979              76,000
        Deferred tax (benefit) expense                                     (467,448)             362,000             (67,000)
        Issuance of stock awards                                             31,875               41,343                  --
        Loss on sale of fixed assets                                         58,313               14,429              37,619
      Change in assets and liabilities, net of effect from
        acquisitions/dispositions of businesses:
          Accounts receivable                                             6,456,636             (328,030)             39,192
          Other current assets                                            1,038,631             (646,540)           (968,992)
          Income tax receivable                                           8,004,039           (1,269,570)                 --
          Accounts payable and accrued expenses                          (8,347,222)           2,999,731             254,376
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities
        of continuing operations                                         16,312,288            5,630,432           2,167,267
----------------------------------------------------------------------------------------------------------------------------
      Net cash used in operating activities
        of discontinued operations                                               --           (3,265,830)        (13,367,913)
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities                16,312,288            2,364,602         (11,200,646)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
      Net proceeds including escrow funds from dispositions              15,000,000           12,449,646                  --
      Business acquisitions                                                 (37,500)                  --             (23,000)
      Capital expenditures, net of disposals                             (1,103,601)            (857,126)           (872,726)
      Net investing activities of discontinued operations                        --             (797,475)            307,559
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                13,858,899           10,795,045            (588,167)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
      Issuance of long term debt                                         19,000,000           43,500,000          21,326,942
      Principal payments on long term debt                              (47,770,000)         (56,926,942)         (4,350,000)
      Payment of note                                                            --                   --          (3,000,000)
      Proceeds related to the exercise of stock options                     873,614               39,231              38,721
      Treasury stock acquired                                                    --                   --            (103,808)
      Dividends paid                                                       (403,818)            (402,316)         (2,012,397)
----------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities               (28,300,204)         (13,790,027)         11,899,458
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      1,870,983             (630,380)            110,645
Cash and cash equivalents at beginning of year                            1,065,464            1,695,844           1,585,199
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                             $  2,936,447         $  1,065,464        $  1,695,844
----------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
Cash paid during the year for:
      Interest                                                         $  1,668,018         $  1,446,753        $    904,034
      Income taxes                                                     $  1,955,316         $  1,238,356        $  2,899,520
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1 -- Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Hooper Holmes, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

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

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Long-Lived Assets

Long-lived assets consist of property, plant and equipment, goodwill, and identifiable intangibles.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is computed using the straight line method over the assets estimated useful life. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

Goodwill and Intangibles

Goodwill and intangible assets are being amortized using the straight line method over lives ranging from 10-25 years and 1-15 years, respectively. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. In accordance with SFAS No. 121, the Company reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows, and measures the impairment, if any, using discounted cash flows. Adoption of SFAS No. 121 did not have a material impact on the Company's consolidated financial position, operating results or cash flows.

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

Concentration of Credit Risk

The Company's accounts receivable is due primarily from insurance companies. Prudential Insurance Company of America continues as a major customer but due to overall revenue growth, fell below 10% of total revenues for 1996 and 1995. In 1994, Prudential provided revenues of $11.0 million.

Fair Value of Financial Instruments

The carrying value of long-term debt approximates its fair value due to the variable interest rate and short interest rate reset period. For all other financial instruments, their carrying value approximates fair value, due to the short maturity of these instruments.

Employee Stock Options

Employee stock options are granted with an exercise price equal to the market price and, therefore, compensation expense is not recognized on the issuance of employee stock options. Effective January 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. For the fair value of the employee stock options issued, see Note 11.

Advertising

Costs related to space in publications are expensed the first time the advertising occurs. Advertising expense was approximately $285,000, $318,000, and $230,000 in 1996, 1995, and 1994, respectively.

Basis of Presentation

Certain reclassifications have been made to the prior years' financial information to conform with the current year presentation.

Note 2 -- Discontinued Operations

In 1995, the Company transferred substantially all of the assets and business of its Nurse's House Call health care division (the "NHC division") to Olsten Corporation, (the "NHC Transaction"), pursuant to an Agreement of Acquisition between the Company and Olsten, dated May 26, 1995. The transaction closed September 29, 1995 subject to the final adjustment of the cash portion of the purchase price as discussed below. Pursuant to the Acquisition Agreement, Olsten transferred to the Company all of the issued and outstanding capital stock ("ASB Meditest Stock") of American Service Bureau, Inc., engaged in the business of providing paramedical examinations and related services to the life and health insurance industries under the name ASB Meditest ("ASB Meditest"), $27.3 million in cash as adjusted to reflect changes in the NHC Division Net Asset Amount between November 30, 1994 and the Closing Date, and in the ASB Meditest Net Asset Amount between December 31, 1994 and the Closing Date and assumed certain specified liabilities of approximately $5.1 million relating to the NHC Division. Included in accounts receivable other for 1995, are amounts due from Olsten for liabilities paid by the Company on Olsten's behalf.

    Net sales for the NHC Division for the period ended September 29, 1995 were $117.2 million, and for the years ending December 1994 and 1993 were $159.3 million and $106.8 million, respectively.

    Earnings (loss) from operations of such business, for the period ending September 29, 1995, were $(4.1) million, and for the years ending December 31, 1994 and 1993 were $1.2 million and $.9 million, respectively, and are net of taxes (benefits) of $(2.2) million for the period ending September 29, 1995, and $1.1 million and $.7 million for the years ended December 31, 1994, and 1993, respectively. Interest expense was allocated to discontinued operations based on the increase in debt required to fund the NHC Division's accounts receivable growth. Interest expense allocated to the NHC Division was approximately $1.9 million, $1.7 million, and $.3 million in 1995, 1994, and 1993, respectively.

    The Company has recorded a loss in the amount of $10.3 million, net of tax benefits of $7.6 million, on the disposal of the NHC Division. The Company recorded a provision for certain costs related to the disposal including the transaction loss, severance and other expenses, transaction fees, and accounts receivable collection fees.

    Consistent with the Company's decision to discontinue its healthcare business, the Company, in the 4th quarter of 1995, also discontinued the operations of its Occupational Health segment acquired as part of the ASB Meditest acquisition, and has reflected in its discontinued operations, a loss, net of taxes of $.3 million. In October 1995, the Company sold the Drug Screen portion of its Occupational Health segment for $.7 million in cash, and a $.5 million, one year promissory note, which was paid in full in 1996. The assets consisted primarily of computer equipment and software and customer lists. There was no gain or loss to be recognized on this transaction. The Company concluded its seasonal flu vaccination commitments late in 1995, and has not continued this business.

    The 1995 and 1994 figures exclude amounts for discontinued operations from captions applicable to continuing operations.

Note 3 -- Acquisitions and Dispositions

On September 29, 1995, in connection with the NHC Transaction the Company acquired all of the outstanding common stock of ASB Meditest, a national health information services company. As a result of an independent valuation appraisal, the Company has recorded goodwill of approximately $12.3 million, and intangible assets in the amount of $10.8 million, comprised of assembled work force $2.3 million, contractor network $2.4 million, referral base $4.1 million, and a non competition agreement valued at $2.0 million. These amounts are all being amortized over their useful lives.

      The NHC transaction called for a portion of the purchase price to be placed in escrow until collections of the trade receivables of NHC sold to Olsten were reduced to below $30.0 million. At that point the escrow funds were to be released dollar for dollar until the balance is reduced to $15.0 million. In 1996, the Company has received all $15 million of the escrowed funds.

      The acquisition discussed above has been accounted for using the purchase method of accounting and the purchase price of the acquisition has been assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations of ASB Meditest from September 29, 1995.

    In 1992 the Company sold its Direct Marketing business and received cash and a six year promissory note. The Company determined that the gain on this transaction should be recognized as note payments are received. During 1996, the Company received $324,000 which is included in other income.

    The following unaudited pro forma information has been prepared as if the 1995 acquisition of ASB Meditest had occurred on January 1, 1994, and excludes the NHC Division. This pro forma information does not purport to be an indication of the results that actually would have been obtained if the operations had been combined during the periods.


(dollars in thousands except per share data)       1995            1994
----------------------------------------------------------------------------
Revenues                                        $170,296       $174,380
----------------------------------------------------------------------------
Net income                                      $      4       $    743
----------------------------------------------------------------------------
Earnings per share                              $    .00       $    .11
----------------------------------------------------------------------------


Note 4 -- Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts in the amount of $733,797 and $466,021 in 1996 and 1995, respectively.

Note 5 -- Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                                            Estimated
                          December 31,     December 31,    Useful Life
                                  1996             1995       In Years
------------------------------------------------------------------------------

Land and
      improvements        $    571,314     $    570,116             10 - 20
------------------------------------------------------------------------------
Building and
      improvements           3,841,703        3,744,552             10 - 45
------------------------------------------------------------------------------
Furniture,
      fixtures and
      equipment             14,782,996       13,955,687              3 - 10
------------------------------------------------------------------------------
                           $19,196,013      $18,270,355
------------------------------------------------------------------------------


Note 6 -- Long Term Debt


Long term debt, excluding current portion:

(millions)                                           1996         1995
----------------------------------------------------------------------------
1995 Revolving loan, due January 1998             $   0.0      $  24.0
Mortgage, due January 1998                            1.3          2.3
1996 Revolving loan, due January 2000                 4.0          0.0
----------------------------------------------------------------------------
                                                  $   5.3      $  26.3
----------------------------------------------------------------------------


    The 1995 revolving loan was refinanced in December 1996 with a $20.0 million three year revolving loan. The 1996 revolving loan accrues interest at the bank's base rate minus 1/4% to 1 1/4% or LIBOR plus 3/4% to 1 3/4%, at the election of the Company. The interest rate at December 31, 1996 was 7.75% and the maximum available credit amount was $20.0 million. Also, commitment fees of 1/4% of the unused credit are charged and the loan is unsecured. Dividend payments are limited to maximum quarterly amounts of 30% to 40% of average quarterly net incomes. At December 31, 1995 the interest rate on the 1995 revolving loan was 8.1%. The mortgage loan is composed of two components. One accrues interest at 6.9% and the other at 5.65%.

      The Company has entered into a one year renewable Letter of Credit to the benefit of an insurance company relating to workers' compensation insurance. At December 31, 1996 the amount was $2.9 million.

Note 7 -- Commitments and Contingencies

The Company leases branch field offices under a number of operating leases which expire in various years through 2001. These leases generally contain renewal options and require the Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment which are classified as operating leases and expire in the years 1997 through 2001. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 1996:


Year Ending December 31,
------------------------------------------------------------------------------
      1997                                                $  5,552,273
      1998                                                   3,198,047
      1999                                                   1,537,935
      2000                                                     243,709
      2001                                                       6,476
------------------------------------------------------------------------------
 Total minimum lease payments                              $10,538,440
------------------------------------------------------------------------------

Rental expenses under operating leases were $6,053,129, $3,908,709 and $3,740,373 in 1996, 1995 and 1994, respectively.
  In 1990, the Company entered into an employment retention contract with the President for a two year period from the date a change in control occurs as further defined in the contract and in 1996 with the remaining executive officers of the Company.

Note 8 -- Litigation

The Company is a party to a number of legal actions arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defense and/or insurance coverage respecting each of these actions and does not believe their ultimate disposition will materially affect the Company's results of operations or financial position.

Note 9 -- Income Taxes

Income tax expense is comprised of the following:


(in thousands)                    1996             1995           1994
-----------------------------------------------------------------------------
United States Federal:

      Current                 $  2,948          $   699         $1,077
      Deferred                    (354)             362            (67)

State and local:

      Current                    1,292              303            340
      Deferred                    (114)              --             --
-----------------------------------------------------------------------------
                              $  3,772           $1,364         $1,350
-----------------------------------------------------------------------------

The following reconciles the "statutory" federal income tax rates to the effective income tax rates:


                                  1996             1995           1994
-------------------------------------------------------------------------------
Computed "expected"
  tax expense                       34 %             34 %           34 %
Increase (reduction) in tax
  expense resulting from:
  State tax, net of federal
    income tax benefit               5                6              7
  Non-tax deductible,
    amortization of goodwill        10                7              5
  Other                             (1)              (2)             2
-------------------------------------------------------------------------------
Effective income tax rates          48 %             45 %           48 %
-------------------------------------------------------------------------------


    The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:


(in thousands)                                     1996           1995
-------------------------------------------------------------------------------
Deferred tax assets:

  Discontinued operation accruals           $     541      $     933
  Receivable allowance                            308            196
  Intangible assets                               165            191
  Net operating loss carry forwards                --            365
  Acquisition bases adjustment
     accounts receivable                          665            875
  Insurance benefits                              572             --
  Other                                           261            117
-------------------------------------------------------------------------------
                                                2,512          2,677
-------------------------------------------------------------------------------
Deferred tax liabilities:

  Accumulated depreciation                       (833)          (975)
  Acquisition bases adjustment
     primarily intangibles                     (4,017)        (4,692)
  Other                                          (185)            --

-------------------------------------------------------------------------------
                                               (5,035)        (5,667)
-------------------------------------------------------------------------------
Net deferred tax liability                  $  (2,523)     $  (2,990)
-------------------------------------------------------------------------------


    Deferred tax assets (liabilities) are reflected in the consolidated balance sheets at December 31, 1996 as follows: other current assets $1,838,000 and deferred income taxes (noncurrent) $(4,361,000) and at December 31, 1995, other current assets $2,003,000 and deferred income taxes (noncurrent) $(4,993,000).

    No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income.

    The principal components of the deferred tax provision in 1996 and 1995 include differences between financial and tax reporting for depreciation, amortization, and allowance for accounts receivable.

Note 10 -- Earnings (Loss) Per Share

Earnings (loss) per share of common stock have been computed based on the weighted average number of shares outstanding. No effect has been given in the calculation for common stock equivalents since the equivalents are either not materially dilutive to earnings per share or are antidilutive to loss per share.

Note 11 -- Capital Stock

Stockholder Rights Plan -- On January 23, 1990, the Board of Directors adopted a Stockholder Rights Plan, which was amended and restated on May 10, 1991 and further amended on July 12, 1995. The Board declared a dividend of one Common Share Right for each outstanding share of Common Stock distributable on April 2, 1990. Such rights only become exercisable ten business days after (a) the Company or a person or group announces that such person or group (other than certain specified persons, such as the Company, any wholly-owned subsidiary, employee benefit plans of the Company and persons who held at least 20% of the Common Stock when the Rights Plan was adopted, until the occurrence of certain events, or as the result of an acquisition of shares by the Company) has acquired beneficial ownership of 20% or more of the Company's Common Stock or
(b) the commencement of a tender offer by a person or group to acquire 30% or more of the Company's Common Stock (such date, the "Separation Date"). Upon the Separation Date, each right shall constitute the right to purchase one share of Common Stock of the Company for $24.00, subject to adjustment. After (x) the announcement of the acquisition by a person or group of 20% or more of the Company's Common Stock (other than in a tender offer for all shares which has been approved by the Board of Directors), or (y) the Company enters into or consummates a merger or other similar business transaction, or a sale of more than 50% of the assets or earning power, each right shall be adjusted to constitute the right to purchase that number of shares of Common Stock of the Company or capital stock of the acquiring company, as the case may be, having an aggregate market price on the date of such announcement of the acquisition or such consummation or occurrence of the transaction equal to twice the exercise price of $24.00, also subject to adjustment. The rights may be redeemed for $0.05 per right at any time until the tenth day following public announcement that a 20% position has been acquired. The rights will expire on March 16, 2000, unless sooner redeemed.

Stock Purchase Plan -- In 1993, the shareholders approved the 1993 Employee Stock Purchase Plan which provides for granting of purchase rights to all full-time employees, as defined, of up to 250,000 shares. This plan terminates on December 31, 1998. The plan provides for the purchase of shares on the date one year from the grant date. During the year after the grant date, up to 10% of an employee's compensation is withheld for their purchase. An employee can cancel their purchase any time during the year, without penalty. The purchase price is 95% of the closing common stock price on the grant date. In April 1996, the Company made a grant, of approximately 37,000 shares, and the aggregate purchase price will be approximately $334,000. No other grants have been made under this plan.

Stock Awards -- The Company's president is entitled to receive stock awards based on the attainment of performance goals established for any given year. For the years ended December 31, 1996, 1995 and 1994, awards of 2,500, 6,000 (paid in cash at its fair value at the time of grant), and 5,250 (shares issued in
1995), respectively, have been granted.

Stock Option Plan -- The Company's stockholders approved stock option plans totaling 300,000 and 500,000 shares, respectively, in 1988 and 1992, and 500,000 shares in 1994, which provide that options may be granted to management. Options are granted at market value on the dates of the grants and are exercisable as follows: 25% after two years and 25% on each of three anniversary dates thereafter, and terminate after 10 years.

    The following table summarizes stock option activity:

                                                      Under Option
                                           ------------------------------------
                                  Shares                          Weighted
                           Available for                  Average Exercise
                                   Grant         Shares    Price Per Share
-------------------------------------------------------------------------------
Balance January 1, 1994          158,688         606,438          $ 12.56
      Authorized                 500,000              --              ---
      Granted                   (141,000)        141,000            11.88
      Exercised                       --          (5,813)            6.66
      Cancelled                   76,700         (76,700)           13.12
-------------------------------------------------------------------------------
Balance December 31, 1994        594,388         664,925            12.40
      Granted                   (359,850)        359,850             7.95
      Exercised                       --          (5,062)            7.75
      Cancelled                  111,413        (111,413)           10.74
-------------------------------------------------------------------------------
Balance December 31, 1995        345,951         908,300            10.87
      Granted                          --             --              --
      Exercised                        --        (75,162)            8.79
      Cancelled                    7,050          (7,050)            9.99
-------------------------------------------------------------------------------

Balance December 31, 1996        353,001         826,088          $ 11.07
-------------------------------------------------------------------------------

      The weighted average fair value per option at the date of grant for options granted during 1995 was $4.67. The fair value was estimated using the Black-Scholes option pricing model, modified for dividends and based on weighted average dividend yield of .48%, risk-free interest rate of 6.65%, expected stock price volatility of 37.46%, and an expected term until exercise of 10 years. There were no option grants in 1996.

      Pro forma net income (loss) and earnings (loss) per share reflecting approximate compensation cost for the fair value of stock options awarded in 1995 is as follows:


(dollars in thousands except per share data)      1996         1995
-------------------------------------------------------------------------------
Net income (loss):

      As reported                              $  4,086     $ (13,049)
      Pro forma                                   3,846       (13,165)
Earnings (loss) per share:

      As reported                                   .61         (1.94)
      Pro forma                                     .57         (1.96)
-------------------------------------------------------------------------------

      The pro forma effects on net income (loss) and earnings (loss) per share for 1996 and 1995 may not be representative of the pro forma effects in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

      The following table summarizes information concerning options outstanding at December 31, 1996:


             Options Outstanding                        Options Exercisable
--------------------------------------------------------------------------------
                             Weighted
                              Average   Weighted                   Weighted
                   Number   Remaining    Average       Number    Average
      Range ofOutstanding Contractual   Exercise  Exercisable   Exercise
Exercise Prices           at 12/31/96Term (Years)       Priceat 12/31/96Price
------------------------------------------------------------------------------
$ 5.50 -$ 8.38    345,100         7.9    $  7.80       41,750    $  6.75

 11.88 - 14.94    480,988         5.8      13.41      271,219      13.53
------------------------------------------------------------------------------


      On January 28, 1997, the Board of Directors granted 174,000 stock options to certain employees. These options were granted under the 1994 stock option plan with an exercise price that equalled the fair market value of the stock at the date of grant.

Note 12 -- 401k Savings and Retirement Plan

This plan is available to all employees with at least one year of service of greater than 1,000 hours of employment, and is administered by Lincoln National Life Insurance Co. The Company matches up to 25% of the first 10% of employee salary contributions. The Company's payments for 1996, 1995, and 1994, were $228,000, $137,000, and $123,000, respectively.

Independent Auditors' Report
--------------------------------------------------------------------------------

The Board of Directors and Stockholders

Hooper Holmes, Inc.

We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.






Short Hills, New Jersey
February 20, 1997



For the years ended December 31,
(dollars in thousands except per share data)                 1996            1995           1994             1993           1992
--------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:

    Revenues                                          $   156,254     $   111,313   $     92,534      $    80,600    $    68,931
    Operating income                                        8,576           4,059          3,803            5,020          4,548
    Interest expense                                        1,394           1,674            994              237            144
    Income from continuing operations                       4,086           1,667          1,480            2,739          2,779
    Income (loss) from discontinued operations (2)             --         (14,716)         1,184              867          2,099
    Net income (loss)                                       4,086         (13,049)         2,664            3,606          4,878
    Earnings from continuing operations per share            0.61            0.25           0.22             0.41           0.42
    Earnings (loss) from discontinued
        operations per share (2)                               --           (2.19)          0.18             0.13           0.31
    Earnings (loss) per share (1)                            0.61           (1.94)          0.40             0.54           0.73
    Cash dividends per share (1)                        $    0.06      $     0.06   $       0.30       $     0.30    $      0.25
   Weighted average number of shares outstanding (1)    6,727,719       6,707,128      6,706,713        6,714,061      6,717,667
--------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data:

    Working capital                                   $    11,807     $    24,786  $       6,407      $     4,024    $     9,861
    Total assets                                           61,296          93,997        103,172           88,355         52,754
    Current maturities of long term debt                    1,030           8,800          2,150            1,550              0
    Long-term debt, less current maturities                 5,250          26,250         46,327           29,950          3,000
    Total long-term debt                                    6,280          35,050         48,477           31,500          3,000
    Stockholders' equity                              $    37,719    $     33,132   $     46,502       $   45,916     $   44,384
--------------------------------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect a 3 for 2 stock split effective February 28, 1992.
(2) See Note 2 to the consolidated financial statements.

Quarterly Common Stock Price Ranges and Dividends
-------------------------------------------------------------------------------

                                                          1996                                            1995
---------------------------------------------------------------------------------------------------------------------------------
                                            High           Low                            High             Low
   Quarter                                   Bid           Bid        Dividend             Bid             Bid       Dividend
---------------------------------------------------------------------------------------------------------------------------------
  First                                   9 9/16        8 1/16             .01          10 3/4           6 1/2            .03
  Second                                  13 7/8        8 1/4              .01          10 1/2           7 5/8            .01
  Third                                   15 3/8        10 5/8             .02          10               6 3/4            .01
  Fourth                                  18 1/2        14 1/2             .02           9 7/8           7 3/4            .01
---------------------------------------------------------------------------------------------------------------------------------

Quarterly Financial Data (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands except per share data)
                                                                                                    Per share of common stock
                                                                                             --------------------------------------
                                               Income from       Loss from                   Income from    Loss from
                                        Gross   continuing    discontinued         Net       continuing  discontinued       Net
Quarter (1)             Revenues       profit   operations    operations(1)   income (loss)   operations   operations  income (loss)
-----------------------------------------------------------------------------------------------------------------------------------
1996

Fourth                 $  39,922     $  9,924    $   1,494      $       --     $    1,494       $0.22     $   --         $ 0.22
Third                     37,907        9,276        1,101              --          1,101        0.17         --           0.17
Second                    39,814        9,897          946              --            946        0.14         --           0.14
First                     38,611        9,197          545              --            545        0.08         --           0.08
-----------------------------------------------------------------------------------------------------------------------------------
Total                   $156,254     $ 38,294       $4,086      $       --     $    4,086       $0.61     $   --          $0.61
-----------------------------------------------------------------------------------------------------------------------------------
1995

Fourth                 $  39,736     $  8,136      $   421      $     (338)    $       83       $0.06        $(0.05)     $ 0.01
Third                     23,184        5,287          394            (720)          (326)       0.06         (0.11)      (0.05)
Second                    24,396        5,940          446         (13,310)       (12,864)       0.07         (1.98)      (1.91)
First                     23,997        6,016          406            (348)            58        0.06         (0.05)       0.01
-----------------------------------------------------------------------------------------------------------------------------------
Total                   $111,313     $ 25,379       $1,667        $(14,716)     $ (13,049)      $0.25        $(2.19)     $(1.94)
-----------------------------------------------------------------------------------------------------------------------------------

(1) During 1995, the second quarter consists of after tax charges of $10.3 million for the loss on the disposal of the NHC division and $3.0 million of operating loss. The third quarter consists of an after tax charge of $.7 million for additional NHC division operating losses. The fourth quarter charge of $.3 million, net of tax, relates to discontinuance of the Occupational Health segment acquired as part of the ASB Meditest acquisition. See Note 2 to the Consolidated Financial Statements

                              ==================================================

Directors and Officers
--------------------------------------------------------------------------------


Directors

Benjamin A. Currier
Senior Vice President,
Security Life of Denver Ins. Co.

Quentin J. Kennedy
Executive Vice President,
Secretary and Director
Federal Paper Board Company
Retired

Elaine L. LaMonica
Professor
Department of Nursing Education
Teachers College
Colombia University

James M. McNamee
Chairman, President, and
Chief Executive Officer

John E. Nolan, Jr.
Partner
Steptoe & Johnson

Kenneth R. Rossano
Senior Vice President
Cassidy & Associates

G. Earle Wight
Senior Vice President


Officers

James M. McNamee
Chairman, President, and
Chief Executive Officer

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

Address inquiries to:
Secretary
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

Independent Certified
Public Accounts
KPMG Peat Marwick LLP
Short Hills, NJ

Transfer Agents & Registrar
First City Transfer Company
Iselin, NJ

Annual Meeting
May 27, 1997
at the American Stock Exchange
New York, NY

Hooper Holmes, Inc.
------------------------
Corporate Headquarters
170 Mount Airy Road
Basking Ridge, NJ 07920
(908) 766-5000


                                  BACK COVER