Form 10-K405, Exhibit 13
period 1997-12-31
HOOPER HOLMES INC
filed 1998-03-30
CIK 741815

Hooper Holmes, Inc.
        1997 Annual Report to Shareholders





              [PICTURE OF UPWARD RIGHT MOVING ARROW APPEARS HERE]



Financial Results for 1997 are....

Financial Contents
Management's Discussion and Analysis  15
Consolidated Balance Sheets  17
Consolidated Statements of Operations  18
Consolidated Statements of Stockholders' Equity  19
Consolidated Statements of Cash Flows  20
Notes to Consolidated Financial Statements  21
Independent Auditor's Report  27
Selected Financial Data  28
Quarterly Common Stock Price Ranges and Dividends  29
Quarterly Financial Data  29
Directors and Officers  30

Hooper Holmes, Inc. and Subsidiaries
Directors and Officers



Directors

Benjamin A. Currier
Retired. Formerly
Senior Vice President,
Security Life of Denver Ins. Co. --
ING/Barrings

Quentin J. Kennedy
Retired. Formerly
Executive Vice President,
Secretary and Director
Federal Paper Board Company

Elaine La Monica Rigolosi
Professor of Education
Department of Organization
  and Leadership
Teachers College
Columbia University

James M. McNamee
Chairman, President, and
Chief Executive Officer

John E. Nolan
Partner
Steptoe & Johnson

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


Independent Certified
Public Accounts

KPMG Peat Marwick LLP
Short Hills, NJ


Transfer Agents & Registrar

First City Transfer Company
Iselin, NJ


Annual Meeting

May 19, 1998
at the American Stock Exchange
New York, NY

Hooper Holmes, Inc.
Corporate Headquarters
170 Mount Airy Road
Basking Ridge, NJ 07920
(908) 766-5000

About the Company


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

Hooper Holmes' customers include most of the nation's major life and health insurers, and the Company performed approximately 2.3 million tests on insurance applicants in 1997 under its trade name Portamedic. The Company offers the industry's widest geographic coverage and up-to-date technology to ensure timely, accurate delivery of health information. Hooper Holmes' today, is recognized as a quality service provider that meets the needs of its customers, employees, and shareholders. We pride ourselves on anticipating new challenges that face our clients and finding solutions to help them adapt to change.


                               "off the charts"


Contents

Financial Highlights  2
Key Strategic Highlights  3
Letter to Shareholders  4
Review  6
Review of Operations  10
Financial Contents  14

Financial Highlights


---------------------------------------------------------------------------------------
                                                       Years ended December 31,
(dollars in thousands except per share data)           1997         1996         1995
---------------------------------------------------------------------------------------
Revenues                                        $   165,353  $   156,254  $   111,313
Operating income                                     16,344        8,576        4,059
Income from continuing operations                     8,770        4,086        1,667
Loss from discontinued operations                        --           --      (14,716)
Net income (loss)                                     8,770        4,086      (13,049)
Earnings per share -- basic
     Continuing operations                              .64          .30          .12
     Discontinued operations                             --           --        (1.10)
     Net Income (loss)                                  .64          .30         (.98)
Earnings per share -- diluted
     Continuing operations                              .61          .30          .12
     Discontinued operations                             --           --        (1.09)
     Net income (loss)                          $       .61  $       .30  $      (.97)
Cash dividend per share                         $       .05  $       .03  $       .03
Weighted average number of shares -- basic       13,768,334   13,455,438   13,414,256
Weighted average number of shares -- diluted     14,282,066   13,621,901   13,452,357
---------------------------------------------------------------------------------------

Key Strategic Highlights


 . In 1997, Hooper Holmes generated record revenues and earnings. In addition, the Company's market capitalization grew over 72% to $203 million.

 . Hooper Holmes successfully leveraged its branch network and infrastructure to generate strong incremental revenues with only a minimal increase in costs.

 . Hooper Holmes' Portamedic division performed approximately 2.3 million examinations on insurance applicants in 1997, up 2% from a year earlier.

 . The Company's strong cash flow throughout the year enabled it to eliminate its long-term debt.

 . Hooper Holmes announced two agreements in 1997 that strengthen its position in delivering alternate-site health information to direct response providers of life insurance products.


Gross Profit

[LINE GRAPH APPEARS HERE]

(dollars in millions)

YEAR          GROSS PROFIT
----          ------------
1995              $ 25.4
1996              $ 38.3
1997              $ 46.2


Operating Income

[LINE GRAPH APPEARS HERE]

(dollars in millions)

YEAR          OPERATING INCOME
----          ----------------
1995              $  4.1
1996              $  8.6
1997              $ 16.3

Income Per Share

[LINE GRAPH APPEARS HERE]

(diluted-continuing operations)


YEAR         INCOME PER SHARE
----         ----------------
1995              $ .12
1996              $ .30
1997              $ .61

To Our Shareholders


Nineteen ninety-seven was a great year for Hooper Holmes and its shareholders. During 1997, we achieved or exceeded virtually all of our corporate goals. The steps we have taken over the past two years to restructure the Company and focus on building upon our position as the dominant provider of alternate-site health information services continue to produce positive results. With record financial performance and solid operating achievements, our performance in 1997 was "off the charts." Our accomplishments have also been recognized by the market, as our market capitalization grew over 72% to $203 million at the end of 1997 compared to year-end 1996.

In 1997, we again demonstrated our ability to leverage our branch network and technology infrastructure to generate strong incremental revenues with only a minimal increase in our costs. Revenues grew at a rate that exceeds industry trends for the year. Through the effective introduction of new automated processes, we have actually reduced costs in some areas of our business. As a result, we expanded our gross profit margin significantly -- a strong indicator of our excellent corporate health. Importantly, we remain confident that the network we have put in place for our core Portamedic and Infolink services can continue to absorb new business without a corresponding material increase in costs, while at the same time, investing in new technology to meet the demand of newly-emerging distribution systems of life insurance products.

Record Financial Results

In 1997, we reported record revenues and earnings. Net income for the year ended December 31, 1997 more than doubled to $8.8 million versus $4.1 million for 1996. Split-adjusted earnings per share, reflecting a two-for-one stock split effective last August, more than doubled as well, rising to $0.61, compared to $0.30 reported in 1996. Revenues grew to $165.4 million for the year, the highest in this business in the Company's history. The improvement in our operating margin was dramatic, with gross profit margins rising three full percentage points to 28%.

Selling, general and administrative expenses (SG&A) as a percentage of sales fell to 18%, a full percentage point decline from 1996. In the fourth quarter of 1997, the SG&A figure fell still further, to 16%, demonstrating our continued focus on cost containment.

As we begin 1998, Hooper Holmes has a balance sheet that is rock solid. During 1997, we continued to use our growing cash flow to pay down debt, and we ended the year free of long-term debt. As we move forward, this balance sheet strength provides us with a significant ability to pursue strategic initiatives, such as the Healthdex Division, that we believe will drive internal growth over the longer term. Our strong capital position will also allow us to take advantage of accretive acquisition opportunities that would complement our current business and be additive to our margins.

1997: A Year of Accomplishments

Our strategy of targeting opportunities in an emerging segment of the life insurance industry was also successful. Two of our newer clients are a large discount securities broker and a major money-center bank. Revenue from these non-traditional insurance vendors has grown rapidly over the last two years. We see continued growth opportunities to examine potential policyholders on behalf of the banks, brokers, mutual fund companies and credit card marketers that are increasingly seeking to build their presence in the life insurance business requiring not only examinations, but additional services that only a personal contact with an applicant can accomplish.

Two new partnerships illustrate another way the Company intends to grow. Early last year, we announced a strategic marketing agreement with the PMSI subsidiary of Policy Management Systems Corporation (PMSC), under which users of PMSI's

[PHOTO OF JAMES M. MCNAMEE APPEARS HERE]

software-supported "smart" underwriting services gain easy access to our Portamedic operation of 8,700 examiners. As anticipated, this new method of ordering services is bringing in new clients and increasing the amount of existing client business.

In January 1998, we announced a new pact with Ohio National Financial Services. Ohio National has selected Portamedic as its exclusive provider of alternate-site health information when the insurer markets its products on-line via Quicken's InsureMarket Web site. We believe Hooper Holmes is strongly positioned to benefit from the growing direct distribution of life insurance products over the Internet, this initiative being only one example.

We are making effective use of technology in other ways as well. Over the past 18 months, we undertook a comprehensive program to upgrade the speed and memory of our computer systems and introduce software to better manage work flows. The upgraded software tracks the skills, training and equipment possessed by each examiner, while simultaneously assessing his or her work load. This effort to give the right assignment to the right person (at the right time) has significantly increased our efficiency, as well as our ability to serve our clients.

The benefits of our ongoing investment in systems is reflected in our exceptional 1997 financial results. In addition, we believe that our technology provides Hooper Holmes a competitive advantage that will help us remain the industry leader.

The Future Looks Bright

Many key factors continue to make us optimistic about the future.

 . Insurance policy applications appear to be growing and, as the Baby Boomers age and enter the prime insurance-buying years, the industry should see additional annual gains.

 .  New channels of distribution are emerging, creating additional opportunities.

 . Total life insurance premium income is on the increase, pointing to the possibility of higher policy face value and higher age of applicants. Both factors should drive examination and testing needs.

 . The national trend toward outsourcing is intensifying and the Company is well-positioned to benefit in both the insurance business and our new effort to examine and test patients who participate in clinical trials of prescription drugs.

As we enter 1998, we have a great deal about which to be encouraged. We expect our profitability to continue outpacing our growth in revenues, as we further leverage our nationwide branch network and technology infrastructure. We have strong relationships with most of the leading insurance providers, and have demonstrated our ability to form innovative relationships with other financial services companies.

In closing, we want to thank our employees for extraordinary work that led to another outstanding year. We also thank our customers and shareholders for their loyalty, and we hope to reward both of them in the exciting year ahead.

/s/ James M. McNamee

James M. McNamee
Chairman, President, and Chief Executive Officer

[PHOTO APPEARS HERE]

Portamedic and Infolink gather and deliver information


Our job begins when Portamedic is contacted by one of our Leading Customers:

Allstate Life
Continental Life
First Colony Life
Kemper Life
Lincoln Benefit Life
Metropolitan Life
New York Life
Northwestern Mutual
Prudential Iinsurance
State Farm Insurance
Transamerica

[PHOTO APPEARS HERE]



portamedic contacted...


receives application information from insurance source

The only company serving virtually every insurance firm in the United States

[PHOTO APPEARS HERE]


portamedic sets appointment...

normally within 24 - 30 hours

Interviews and examinations are tailored to insurance company criteria

[PHOTO OF APPEARS HERE]

portamedic visits applicant...

within 24-30 hours

Pertinent information as well as specimens are gathered onsite by a well trained and experienced examiner

[PHOTO APPEARS HERE]


portamedic delivers exams...

immediately upon completion of the examination visit

The industry's most automated branch operating system is employed to speed the information to the client

[PHOTO APPEARS HERE]

Portamedic and Infolink gather and deliver information

[PHOTO APPEARS HERE]


Infolink contacted...


Request is received via Fax, Computer or Phone

Requests can also be automatically ordered via the paramedical examination process

[PHOTO APPEARS HERE]


[PHOTO APPEARS HERE]

Infolink applicant interview...

Professional telephone interviewers assure thorough responses to all questions

Reflexive questions develop underwriting details

[PHOTO APPEARS HERE]


Infolink report generated ...

A customized report is generated to the specifications of the individual client

Specific areas of concern can be highlighted for the underwriter

[PHOTO APPEARS HERE]


[PHOTO APPEARS HERE]

Infolink report received

The report will be received by the underwriting department within hours of completion

Our system delivers the information when and where it is needed

Review of Operations



The Industry Leader

Hooper Holmes is one of the largest providers of health information services to the life and health insurance underwriting industry. The trained professionals in our Portamedic division -- registered nurses, licensed nurse practitioners, physicians and medical and paramedical technicians -- visit insurance applicants in all 50 states, giving a variety of medical tests ranging from the basic to the sophisticated (from blood pressure monitoring to electrocardiograms) and taking specimens for laboratory analysis. Our people make millions of house calls, and office calls, every year.

With a market share of approximately 25%, we are the leading company in this $750 million industry and we have strong relationships with 48 of the top 50 life and health insurance companies in the United States. We also work with regional companies and independent insurance agents. One advantage of having such a broad base of clients is that no one customer accounts for more than 10% of our total revenues. We perform more than 2.3 million examinations every year, or more than 10,000 examinations every working day.

Top insurers rely on us for four basic reasons.

 . Unmatched scope. Our size means that our professionals can quickly get wherever they need to be. Portamedic has 200 offices throughout the country and retains 8,700 medical examiners on a full-time, part-time or contract basis. Our examiners are within easy driving distance of the vast majority of the U.S. population.

 . Speed. Insurance companies, and, in particular, insurance agents, know that the quicker they can get an applicant approved, the better their chances of concluding a sale. Our superior time service supports that process.

No one in our industry works faster. We usually make an appointment with an applicant within 24 hours and then perform interviews and testing within three to four days. Specimens are then sent immediately to an independent lab for analysis.

 . Automation. We have invested heavily to create the most automated branch network and operating system in the industry. Reports are faxed or sent via overnight courier to our clients as required. Results of our ECG (electrocardiogram) tests can be electronically transmitted to clients on-line.

Our Infolink Services Group offers customers another information-gathering option. It is typically relied upon when the cost of an in-person visit is not justified by the policy amount or when an underwriter concludes that supplemental information is required. In such instances, we electronically send clients occupational and employment information, a physical and medical history and attending physician statements. Underwriting departments receive complete reports in 24 hours. The automated transmission helps eliminate paper from key steps in the application and underwriting process, thus allowing our customers to reduce costs, slash turnaround time, and devote more of their energy to selling rather than paper-shuffling.

 . Quality. We audit our employees and laboratory facilities carefully to make sure that we are providing clients with the best possible service. We verify the credentials of every examiner. Our goal is not to be the cheapest provider in the business, but to be the best-and the most accurate. Maintaining the highest quality standards is the best way we know of to retain customers and win new ones.

Independent client research reveals that Hooper Holmes' commitment to quality is widely recognized in the insurance industry. We are willing to continue spending time and resources to ensure that we maintain the highest quality standards in our field.

Opportunities For Growth

We expect to enjoy strong, steady growth for the foreseeable future. The reason for our optimism? The predominate trends affecting our business all suggest that the wind is at our back, as long as we remain focused on the needs of our clients, both long-standing and new.

Demographics. We are well-positioned to benefit from the aging of the huge Baby Boomer generation. Most insurance buyers range in age from the late 30s to the late 50s. A baby boomer now turns 50 years old every eight seconds, so the number of prime insurance buying candidates should increase greatly in the next decade. In 1996, there were 73.6 million Americans aged 35 to 54; by 2005, that figure will jump to 84.7 million.

The boom in financial services. It is not the sheer number of Baby Boomers that matters most. More important is the fact that they are becoming increasingly concerned with providing financial security for their loved ones as they grow older.

That trend is expected to reflect in new sales. Based upon current industry estimates, the number of policies being applied for and sold should increase by a few percentage points over future years.

Industry consolidation. The rapid consolidation occurring in the insurance industry is another positive development for the company. Large insurance companies with customers across the U.S. can benefit from the truly national coverage we provide. At the same time, Hooper Holmes' services can be one way for regional and independent agents to remain competitive. Our network of people and technology is designed to meet the needs of insurance companies of any size.

Outsourcing. Increasingly, insurers are outsourcing some administrative, marketing, and underwriting functions. Those that currently rely on their own personnel to perform many processing and administrative functions, may soon realize, as so many of their competitors have, that it is more cost-efficient and timely to outsource these functions to companies such as Hooper Holmes.

New market participants. Non-traditional insurers are now selling millions of dollars of life insurance. In recent years, banks, brokers, mutual fund companies and credit card issuers have flocked to the market, and many have done quite well. Some of these entrants have been described as "virtual" insurance companies because they outsource nearly every service they provide. Several are already using our services. We believe more will in the years to come.

New business initiatives. We expect to boost our revenues by strengthening relationships with our best customers; increasing our use of the Internet as a service and marketing tool; making smart acquisitions in our field; and turning our new Healthdex unit into a success. Healthdex was created to serve major pharmaceutical and medical device companies, which are increasingly turning to outsourcers to handle many clinical trial functions. Annual outsourcing in this industry currently totals $2.5 billion per year and is expected to grow at a 20-25% rate over the next five years. We are convinced that we can save drug companies money on clinical trials in two ways -- by keeping patients in trials until conclusion and by allowing the trials to be done faster.

The Ability To Execute

Having a favorable operating environment is not enough, however. Ultimately, our continued success will depend on the dedication and skill of our people and our ability to execute our growth strategies.

Our management team is focused on enhancing the performance of our core Portamedic and Infolink Services Group while continuing to identify ways to further leverage our substantial technology infrastructure. Hooper Holmes has built a reputation for being both the leader and the innovator in service and technology. We will do everything possible to maintain, and enhance, that position.

Hooper Holmes, Inc. and Subsidiaries
Management's Discussion and Analysis


Results of Operations

1997 Compared to 1996
Total revenues for 1997 increased 5.8% to $165.4 million from $156.3 million for 1996. This increase results from unit growth in the number of paramedical examinations performed, price appreciation per unit of service, and is consistent with the Company's efforts to increase market share.

The Company's cost of operations in 1997 totaled $119.2 million compared to $118.0 million for 1996. Cost of operations as a percentage of revenues totaled 72.1% for 1997 versus 75.5% for 1996. As a percentage of revenues, the decrease is due to ongoing efforts to control branch operating expenses, despite increased revenue growth, and the efficiencies realized due to continued branch automation initiatives.

Selling, general and administrative (SG&A) expenses were $29.8 million for 1997 compared to $29.7 million for 1996. As a percentage of revenues, SG&A expenses decreased to 18.0% for 1997 from 19.0% for 1996, which is due to management's efforts to control corporate expenses.

Accordingly, the Company's operating income for 1997 increased to $16.3 million versus $8.6 million for 1996, and as a percentage of revenues, increased to 9.9% for 1997 compared to 5.5% for 1996.

During 1997, the company reduced long-term debt by $6.3 million and therefore interest expense decreased in 1997 to $.2 million compared to $1.4 million in 1996. Other income items in 1997 were primarily interest earned on invested funds and certain deferred payments received from the sale of the Company's Direct Marketing business in 1992.

As a result of the foregoing, net income in 1997 totaled $8.8 million or $0.61 per diluted share compared to $4.1 million or $0.30 per diluted share for 1996.

Inflation did not have a significant effect on the Company's operations in 1997.

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

The Company reduced long-term debt by $28.8 million during 1996 and therefore interest expense decreased in 1996 compared to 1995 by $.3 million. Other income items in 1996 were primarily due to interest earned on the escrowed funds that were part of the Nurses House Call transaction in September 1995 and were approximately the same amount as in 1995.

As a result of the foregoing, net income from continuing operations in 1996 totaled $4.1 million or $0.30 per diluted share compared to $1.7 million or $0.12 per diluted share for 1995. The 1995 net loss from discontinued operations totaled $14.7 million, or $1.10 per diluted share.

Inflation did not have a significant effect on the Company's operations in 1996.

Hooper Holmes, Inc. and Subsidiaries
Management's Discussion and Analysis


Liquidity and Financial Resources

The Company's primary sources of cash are internally generated funds and the Company's bank credit facility.

For the year ended December 31, 1997, the net cash provided by operating activities was $16.6 million as compared to $16.3 million in 1996. The significant sources were income from continuing operations of $8.8 million, $5.0 million of depreciation and amortization, $1.2 million of tax refunds, and a $1.1 million decrease in other current assets, which were partially offset by an increase in accounts receivable of $.9 million.

The Company replaced its $40 million revolving credit facility with a $20 million, three year revolving facility in December 1996. The revolver loan will accrue interest at either the bank's base rate or at LIBOR, as adjusted, at the option of the Company. At December 31, 1997, the Company had no long-term borrowings. Capital expenditures for 1998 are anticipated to be less than $2.0 million.

Management believes that the combination of cash and cash equivalents, other working capital sources, and available borrowings under the Company's credit facility, along with anticipated cash flows from continuing operations, will provide sufficient capital resources for the foreseeable future.

On January 27, 1998, the Board of Directors approved a Stock Repurchase Program, which authorizes management to purchase shares of the Company's common stock at prevailing market prices. The purchases shall not, in the aggregate exceed the lesser of 100,000 shares or $1,500,000 in any calendar year.

On February 24, 1998, the stockholders approved a proposal to increase the authorized number of common shares from 20 million to 80 million.

Safe Harbor Statement under the Private Securities Litigation Act

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

Year 2000 Computer Systems Compliance

Many older computer software programs refer to years in terms of their final two digits only. Such programs may interpret the year 2000 to mean some other year or not interpret it at all. If not corrected, those programs could cause date-related transaction failures.

A Year 2000 Select Committee was developed to address this issue. Information services personnel have been focused on this issue for two years. Assessment of both Company and client information systems continues and can affect a broad number of areas. Systems critical to our business which have been identified as non-Year 2000 compliant are being corrected through programming modifications. In addition, the team is looking at Year 2000 readiness from other aspects of our business, including customer software interface, vendor interface, and home office process equipment. Outside companies such as vendors, major customers, service suppliers, communications providers and banks are being asked to verify their Year 2000 readiness. We expect these projects to be successfully completed during 1998 and 1999.

External and internal costs specifically associated with modifying internal use software for Year 2000 compliance are expensed as incurred and not considered material. Such costs do not include normal system upgrades and replacements. Based on our current plans and efforts to date, we expect that there will be no material adverse effect on our operations and future costs to be incurred are not considered to be material. There is no guarantee, however, that all problems will be foreseen and corrected.

Recently Issued Accounting Standards

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which becomes effective for the 1998 financial statements. SFAS No. 130 requires disclosure of comprehensive income, which consists of all changes in equity from nonshareholder sources. The adoption of the statement will be limited to the form and content of our disclosures and will not affect our results. Currently the Company does not have any comprehensive income type items.

Hooper Holmes, Inc. and Subsidiaries
Consolidated Balance Sheets

-------------------------------------------------------------------------------------------------------------------
                                                                                             December 31,
                                                                                        1997              1996
-------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
   Cash and cash equivalents                                                        $ 13,159,431      $  2,936,447
   Accounts receivable -- trade                                                       18,011,490        17,035,255
   Accounts receivable -- other                                                          508,857         1,095,772
   Refundable taxes                                                                       23,535         1,230,198
   Other current assets                                                                2,458,283         3,474,226
-------------------------------------------------------------------------------------------------------------------
   Total current assets                                                               34,161,596        25,771,898
-------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                         20,498,119        19,196,013
   Less: Accumulated depreciation and amortization                                    12,050,903         9,712,650
-------------------------------------------------------------------------------------------------------------------
                                                                                       8,447,216         9,483,363
-------------------------------------------------------------------------------------------------------------------
Goodwill (net of accumulated amortization of $3,460,240 in 1997
   and $2,600,613 in 1996)                                                            15,089,108        15,948,735
-------------------------------------------------------------------------------------------------------------------
Intangible assets (net of accumulated amortization of $4,916,851 in 1997
   and $3,170,077 in 1996)                                                             7,647,711         9,394,485
-------------------------------------------------------------------------------------------------------------------
Other assets                                                                             595,486           697,185
-------------------------------------------------------------------------------------------------------------------
                                                                                    $ 65,941,117      $ 61,295,666
-------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities:
   Current maturities of long-term debt                                             $         --      $  1,030,000
   Accounts payable                                                                    5,577,158         6,168,864
   Accrued expenses:
     Insurance benefits                                                                1,969,403         1,536,315
     Salaries, wages and fees                                                          1,935,277         1,264,739
     Payroll and other taxes                                                             170,152           167,013
     Income taxes payable                                                                610,487           334,879
     Discontinued operations                                                             573,970         1,287,700
     Other                                                                             2,944,248         2,175,651
-------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                          13,780,695        13,965,161
-------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                                     --           5,250,000
Deferred income taxes                                                                  3,641,051         4,361,049
-------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
-------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Common stock, par value $.04 per share; authorized 20,000,000
     shares, issued 13,939,115 in 1997 and 13,582,918 in 1996                            557,565           271,658
   Additional paid-in capital                                                         27,079,265        24,645,945
   Retained earnings                                                                  20,901,043        12,820,355
-------------------------------------------------------------------------------------------------------------------
                                                                                      48,537,873        37,737,958
   Less: Treasury stock, 3,366 shares in 1997 and 1996                                    18,502            18,502
-------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                         48,519,371        37,719,456
-------------------------------------------------------------------------------------------------------------------
                                                                                    $ 65,941,117      $ 61,295,666
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
Consolidated Statements of Operations

-----------------------------------------------------------------------------------------------------------------------------
                                                                                  Years ended December 31,
                                                                     1997                  1996                  1995

-----------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $165,352,706          $156,253,763          $111,313,005

Cost of operations                                                 119,193,062           117,959,274            85,933,510

-----------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                     46,159,644            38,294,489            25,379,495

Selling, general and administrative expenses                        29,815,579            29,718,867            21,320,852

-----------------------------------------------------------------------------------------------------------------------------
Operating income                                                    16,344,065             8,575,622             4,058,643

Other income (expense):

   Interest expense                                                   (168,266)           (1,394,038)           (1,673,548)

   Interest income                                                     295,765               348,153               262,247

   Other income                                                        419,899               328,035               383,793

-----------------------------------------------------------------------------------------------------------------------------
                                                                       547,398              (717,850)           (1,027,508)
-----------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                       16,891,463             7,857,772             3,031,135

-----------------------------------------------------------------------------------------------------------------------------
Income taxes                                                         8,121,000             3,772,000             1,364,161

-----------------------------------------------------------------------------------------------------------------------------
   Income from continuing operations                                 8,770,463             4,085,772             1,666,974

-----------------------------------------------------------------------------------------------------------------------------
Discontinued operations

   Loss from operations, net of taxes                                     --                    --              (4,389,559)

   Loss on disposal, net of taxes                                         --                    --             (10,326,068)

-----------------------------------------------------------------------------------------------------------------------------
   Loss from discontinued operations                                      --                    --             (14,715,627)

-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 $  8,770,463          $  4,085,772          $(13,048,653)

-----------------------------------------------------------------------------------------------------------------------------
Earnings per share - basic:

   Income from continuing operations                              $        .64          $       0.30          $       0.12

   Discontinued operations - net of taxes                                 --                    --                   (1.10)

-----------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                              $        .64          $       0.30          $       (.98)

-----------------------------------------------------------------------------------------------------------------------------
Earnings per share - diluted:

   Income from continuing operations                              $        .61          $       0.30          $       0.12

   Discontinued operations - net of taxes                                 --                    --                   (1.09)

-----------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                              $        .61          $       0.30          $       (.97)

-----------------------------------------------------------------------------------------------------------------------------
Weighted average shares - basic                                     13,768,334            13,455,438            13,414,256

Weighted average shares - diluted                                   14,282,066            13,621,901            13,452,357

-----------------------------------------------------------------------------------------------------------------------------

Per share calculations are adjusted to reflect a two for one stock split effective August 22, 1997
See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

------------------------------------------------------------------------------------------------------------------------------------

                                                  Common Stock
                                            ------------------------       Additional
Years ended December 31, 1995, 1996         Number of                         Paid-in        Retained     Treasury
and 1997                                       Shares         Amount          Capital        Earnings        Stock           Total
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                  6,744,422        $269,777     $24,114,410     $22,589,370    $(471,149)    $46,502,408
Net loss                                                                                  (13,048,653)                 (13,048,653)
Cash dividends ($.03 per share)                                                              (402,316)                    (402,316)
Exercise of stock options                                                     (16,728)                      55,959          39,231
Issuance of stock award                                                       (16,694)                      58,037          41,343
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                  6,744,422         269,777      24,080,988       9,138,401     (357,153)     33,132,013
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  4,085,772                    4,085,772
Cash dividends ($.03 per share)                                                              (403,818)                    (403,818)
Issuance of stock award                                                         2,405                       29,470          31,875
Exercise of stock options                      47,037           1,881         349,300                      309,181         660,362
Exercised stock options tax benefit                                           213,252                                      213,252
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                  6,791,459         271,658      24,645,945      12,820,355      (18,502)     37,719,456
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  8,770,463                    8,770,463
Cash dividends ($.05 per share)                                                              (689,775)                    (689,775)
Exercise of stock options                     190,806           7,632       1,745,782                                    1,753,414
Exercised stock option tax benefit                                            665,569                                      665,569
Issuance of shares for employee
   stock purchase plan                         33,268           1,331         298,913                                      300,244
Two-for-one stock split effective
   August 22, 1997                          6,923,582         276,944        (276,944)                                          --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                 13,939,115        $557,565     $27,079,265     $20,901,043    $ (18,502)    $48,519,371
------------------------------------------------------------------------------------------------------------------------------------

Per share calculations are adjusted to reflect a two for one stock split effective August 22, 1997
See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Years ended December 31,
                                                                                         1997            1996            1995
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Income from continuing operations                                                   $ 8,770,463     $ 4,085,772    $  1,666,974
  Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
      Depreciation and amortization                                                     5,022,569       5,071,692       2,469,116
      Provision for bad debt expense                                                      480,000         380,000         320,979
      Deferred tax expense (benefit)                                                      105,478        (467,448)        362,000
      Issuance of stock awards                                                               --            31,875          41,343
      Loss on sale of fixed assets                                                         61,448          58,313          14,429
  Change in assets and liabilities, net of effect from
    acquisitions/dispositions of businesses:
      Accounts receivable                                                                (869,320)      6,456,636        (328,030)
      Other assets                                                                      1,117,642       1,038,631        (646,540)
      Income tax receivable                                                             1,206,663       8,004,039      (1,269,570)
      Accounts payable and accrued expenses                                               685,627      (8,347,222)      2,999,731
----------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities of continuing operations                   16,580,570      16,312,288       5,630,432
----------------------------------------------------------------------------------------------------------------------------------
  Net cash used in operating activities of discontinued operations                           --              --        (3,265,830)
----------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                            16,580,570      16,312,288       2,364,602
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Net proceeds including escrow funds from dispositions                                      --        15,000,000      12,449,646
  Business acquisitions                                                                      --           (37,500)             --
  Capital expenditures, net of disposals                                               (1,441,469)     (1,103,601)       (857,126)
  Net investing activities of discontinued operations                                        --              --          (797,475)
----------------------------------------------------------------------------------------------------------------------------------
  Net cash (used in) provided by investing activities                                  (1,441,469)     13,858,899      10,795,045
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Issuance of long-term debt                                                                 --        19,000,000      43,500,000
  Principal payments on long-term debt                                                 (6,280,000)     47,770,000)    (56,926,942)
  Proceeds from employee stock purchase plan                                              300,244            --              --
  Proceeds related to the exercise of stock options                                     1,753,414         873,614          39,231
  Dividends paid                                                                         (689,775)       (403,818)       (402,316)
----------------------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                                (4,916,117)    (28,300,204)    (13,790,027)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   10,222,984       1,870,983        (630,380)
Cash and cash equivalents at beginning of year                                          2,936,447       1,065,464       1,695,844
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                              $13,159,431     $ 2,936,447    $  1,065,464
----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
Cash paid during the year for:
  Interest                                                                                179,318    $  1,668,018    $  1,446,753
  Income taxes                                                                       $  7,740,392    $  1,955,316    $  1,238,356
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

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

Earnings Per Common Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share", which became effective in 1997, requires presentation of two calculations of earnings per common share. "Basic" earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents are shares assumed to be issued if outstanding stock options were exercised.The Company has restated all prior period amounts to reflect these calculations.All prior period amounts have also been restated for the 1997 stock split (see note 10 "Capital Stock").

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

Concentration of Credit Risk

The Company's accounts receivable are due primarily from insurance companies. No one customer accounts for more than 10% of revenues.

Fair Value of Financial Instruments

The carrying value of long-term debt at December 31, 1996 approximates its fair value due to the variable interest rate and short interest rate reset period. For all other financial instruments, at December 31, 1997 and 1996, their carrying value approximates fair value due to the short maturity of these instruments.

Employee Stock Options

Employee non-qualified stock options are granted with an exercise price equal to the market price and, therefore, compensation expense is not recognized on the issuance of employee stock options.

Hooper Holmes, Inc. and Subsidiaries
Notes to Consolidated Financial Statements


Advertising

Costs related to space in publications are expensed the first time the advertising occurs. Advertising expense was approximately $161,000, $285,000, and $318,000 in 1997, 1996, and 1995, respectively.

Note 2 -- Discontinued Operations

In 1995, the Company transferred substantially all of the assets and business of its Nurse's House Call health care division (the "NHC division") to Olsten Corporation, (the "NHC Transaction"), pursuant to an Agreement of Acquisition between the Company and Olsten, dated May 26, 1995. The transaction closed September 29, 1995 subject to the final adjustment of the cash portion of the purchase price as discussed below. Pursuant to the Acquisition Agreement, Olsten transferred to the Company all of the issued and outstanding capital stock of American Service Bureau, Inc., which is engaged in the business of providing paramedical examinations and related services to the life and health insurance industries under the name ASB Meditest ("ASB Meditest"), $27.3 million in cash as adjusted to reflect changes in the NHC Division Net Asset Amount, and in the ASB Meditest Net Asset Amount between December 31, 1994 through the Closing Date and assumed certain specified liabilities of approximately $5.1 million relating to the NHC Division.

Net sales for the NHC Division for the period ended September 29, 1995 were $117.2 million. Loss from operations of such business, for the period ending September 29, 1995, was $4.1 million, and is net of tax benefits of $2.2 million. Interest expense was allocated to discontinued operations based on the increase in debt required to fund the NHC Division's accounts receivable growth. Interest expense allocated to the NHC Division was approximately $1.9 million.

The Company has recorded a loss in the amount of $10.3 million, net of tax benefits of $7.6 million, on the disposal of the NHC Division. The Company recorded a provision for certain costs related to the disposal including the transaction loss, severance and other expenses, transaction fees, and accounts receivable collection fees.

Consistent with the Company's decision to discontinue its healthcare business, the Company, in the 4th quarter of 1995, also discontinued the operations of its Occupational Health segment acquired as part of the ASB Meditest acquisition, and has reflected in its discontinued operations, a loss, net of taxes of $.3 million. In October 1995, the Company sold the Drug Screen portion of its Occupational Health segment for $1.2 million. The Company concluded its seasonal flu vaccination commitments late in 1995, and has not continued this business.

The 1995 figures exclude amounts for discontinued operations from captions applicable to continuing operations.

Note 3 -- Acquisitions and Dispositions

On September 29, 1995, in connection with the NHC Transaction the Company acquired all of the outstanding common stock of ASB Meditest, a national health information services company. As a result of an independent valuation appraisal, the Company has recorded goodwill of approximately $12.3 million, and intangible assets in the amount of $10.8 million, comprised of assembled work force $2.3 million, contractor network $2.4 million, referral base $4.1 million, and a non-competition agreement valued at $2.0 million. These amounts are all being amortized over their useful lives.

The acquisition discussed above has been accounted for using the purchase method of accounting and the purchase price of the acquisition has been assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations of ASB Meditest from September 29, 1995.

In 1992 the Company sold its Direct Marketing business and received cash and a six year promissory note. The Company determined that the gain on this transaction should be recognized as note payments are received. During 1997 and 1996, the Company received $291,000 and $324,000, respectively.Such amounts are included in other income.The note was fully paid in 1997.

Note 4 -- Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts in the amount of $812,114 and $733,797 in 1997 and 1996, respectively.

Note 5 -- Property, Plant and Equipment

Property, plant and equipment consists of the following:

--------------------------------------------------------------------------------
                                                                       Estimated
                               December 31,        December 31,      Useful Life
                                       1997                1996         In Years
--------------------------------------------------------------------------------
Land and
  improvements                  $   591,213         $   571,314          10 - 20
--------------------------------------------------------------------------------
Building and
  improvements                    4,231,689           3,841,703          10 - 45
--------------------------------------------------------------------------------
Furniture, fixtures
  and equipment                  15,675,217          14,782,996           3 - 10
--------------------------------------------------------------------------------
                                $20,498,119         $19,196,013
--------------------------------------------------------------------------------


Note 6 -- Long-Term Debt

Long term debt, excluding the current portion, was $5.3 million at December 31, 1996, and consisted of a $1.3 million mortgage, due January 1998, and a $4.0 million revolving loan due January 2000.

Hooper Holmes, Inc. and Subsidiaries
Notes to Consolidated Financial Statements


The revolving loan is a $20.0 million three year revolving loan. The revolving loan accrues interest at the bank's base rate minus 1/4% to 1 1/4% or LIBOR plus 3/4% to 1 3/4%, at the election of the Company. The interest rate at December 31, 1997 was 8.5% and the maximum available credit amount was $17.7 million. Also, commitment fees of 1/4% of the unused credit are charged and the loan is unsecured. Dividend payments are limited to maximum quarterly amounts of 30% to 40% of average quarterly net incomes. As of December 31, 1997, there are no borrowings against the revolver loan.

The Company has entered into a one year renewable Letter of Credit to the benefit of an insurance company relating to workers' compensation insurance. At December 31, 1997, the amount was $2.3 million.


Note 7 -- Commitments and Contingencies

The Company leases branch field offices under a number of operating leases which expire in various years through 2001. These leases generally contain renewal options and require the Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment. These leases expire in various years through 2001. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 1997:

--------------------------------------------------------------------------------
Year Ending December 31,
--------------------------------------------------------------------------------
    1998                                                             $4,509,161
    1999                                                              2,937,951
    2000                                                              1,295,673
    2001                                                                 73,086
--------------------------------------------------------------------------------
Total minimum lease payments                                         $8,815,871
--------------------------------------------------------------------------------

Rental expenses under operating leases were $5,789,786, $6,053,129 and $3,908,709 in 1997, 1996 and 1995, respectively.

In 1990, the Company entered into an employment retention contract with its President for a two year period from the date a change in control occurs as further defined in the contract and in 1996 with the remaining executive officers of the Company.

Note 8 -- Litigation

The Company is a party to a number of legal actions arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defense and/or insurance coverage respecting each of these actions and does not believe their ultimate disposition will materially affect the Company's results of operations or financial position.

Note 9 -- Income Taxes

Income tax expense is comprised of the following:

--------------------------------------------------------------------------------
(in thousands)                                    1997       1996         1995
--------------------------------------------------------------------------------
United States Federal:
  Current                                     $  6,741     $2,948      $   699
  Deferred                                        (380)      (354)         362
--------------------------------------------------------------------------------
State and local:
  Current                                        1,275      1,292          303
  Deferred                                         485       (114)          --
--------------------------------------------------------------------------------
                                              $  8,121     $3,772      $ 1,364
--------------------------------------------------------------------------------

The following reconciles the "statutory" federal income tax rates to the effective income tax rates:

--------------------------------------------------------------------------------
                                                  1997       1996         1995
--------------------------------------------------------------------------------
Computed "expected"
  tax expense                                       35%        34%          34%
--------------------------------------------------------------------------------
Increase (reduction) in tax
  expense resulting from:
  State tax, net of federal
     benefit                                         7          5            6
  Non-tax deductible
     amortization of goodwill                        5         10            7
  Other                                              1         (1)          (2)
--------------------------------------------------------------------------------
Effective income tax rates                          48%        48%          45%
--------------------------------------------------------------------------------

Hooper Holmes, Inc. and Subsidiaries
Notes to Consolidated Financial Statements


The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

--------------------------------------------------------------------------------
(in thousands)                                            1997            1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Discontinued operation accruals                      $   241         $   541
  Receivable allowance                                     366             308
  Intangible assets                                        207             165
  Acquisition bases adjustment
    accounts receivable                                     --             665
  Insurance benefits                                       754             572
  Other                                                    119             261
--------------------------------------------------------------------------------
                                                         1,687           2,512
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Accumulated depreciation                                (973)           (833)
  Acquisition bases adjustment
    primarily intangibles                               (3,342)         (4,017)
  Other                                                     --            (185)
--------------------------------------------------------------------------------
                                                        (4,315)         (5,035)
--------------------------------------------------------------------------------
Net deferred tax liability                             $(2,628)        $(2,523)
--------------------------------------------------------------------------------

Deferred tax assets (liabilities) are reflected in the consolidated balance sheets at December 31, 1997 as follows: other current assets $1,013,000 and deferred income taxes (noncurrent) $(3,641,000) and at December 31, 1996, other current assets $1,838,000 and deferred income taxes (noncurrent) $(4,361,000).

No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income.

The principal components of the deferred tax provision in 1997 and 1996 include differences between financial and tax reporting for depreciation and amortization.

Note 10 -- Capital Stock

Stock Split and Authorized Shares -- Effective August 22, 1997, the Company declared a stock split in the form of a 100% stock dividend to all stockholders, which was distributed on September 5, 1997. The stock split resulted in an additional 6,923,582 shares of common stock of which 1,683 were shares of Treasury Stock. All share and per share amounts have been retroactively restated for this event.

Stock Repurchase Program -- On January 27, 1998, the Board of Directors approved a Stock Repurchase Program, which authorizes management to purchase shares of the Company's common stock at prevailing market prices. The purchases shall not in the aggregate exceed the lesser of 100,000 shares or $1,500,000 in any calendar year.

Stockholder Rights Plan -- On January 23, 1990, the Board of Directors adopted a Stockholder Rights Plan, which was amended and restated on May 10, 1991 and further amended on July 12, 1995. The Board declared a dividend of one Common Share Right for each outstanding share of Common Stock distributable on April 2, 1990. Such rights only become exercisable ten business days after (a) the Company or a person or group announces that such person or group (other than certain specified persons, such as the Company, any wholly-owned subsidiary, employee benefit plans of the Company and persons who held at least 20% of the Common Stock when the Rights Plan was adopted, until the occurrence of certain events, or as the result of an acquisition of shares by the Company) has acquired beneficial ownership of 20% or more of the Company's Common Stock or
(b) the commencement of a tender offer by a person or group to acquire 30% or more of the Company's Common Stock (such date, the "Separation Date"). Upon the Separation Date, each right shall constitute the right to purchase one share of Common Stock of the Company for $12.00, subject to adjustment. After (x) the announcement of the acquisition by a person or group of 20% or more of the Company's Common Stock (other than in a tender offer for all shares which has been approved by the Board of Directors), or (y) the Company enters into or consummates a merger or other similar business transaction, or a sale of more than 50% of the assets or earning power, each right shall be adjusted to constitute the right to purchase that number of shares of Common Stock of the Company or capital stock of the acquiring company, as the case may be, having an aggregate market price on the date of such announcement of the acquisition or such consummation or occurrence of the transaction equal to twice the exercise price of $12.00, also subject to adjustment. The rights may be redeemed for $0.05 per right at any time until the tenth day following public announcement that a 20% position has been acquired. The rights will expire on March 16, 2000, unless sooner redeemed

Stock Purchase Plan -- In 1993, the shareholders approved the 1993 Employee Stock Purchase Plan which provides for granting of purchase rights to all full-time employees, as defined, of up to 500,000 shares. This plan terminates on December 31, 1998. The plan provides for the purchase of shares on the date one year from the grant date. During the year after the grant date, up to 10% of an employee's compensation is withheld for their purchase. An employee can cancel their purchase any time during the year, without penalty. The purchase price is 95% of the closing common stock price on the grant date. In April 1997, the Company distributed 33,268 shares under the April 1996 grant, and the aggregate purchase price was $300,244. In April 1997, the Company made a grant of approximately 42,000 shares, and the aggregate purchase price will be approximately $337,000.

Hooper Holmes, Inc. and Subsidiaries
Notes to Consolidated Financial Statements


Stock Awards -- The Company's president is entitled to receive stock awards based on the attainment of performance goals established for any given year. For the years ended December 31, 1997, 1996 and 1995, awards of 21,800, 2,500 and 6,000 (paid in cash at its fair value at the time of grant) shares, respectively, have been granted. Additionally, the Company's Chairman is entitled to a stock award in 1998 based on a performance related formula.


Stock Option Plan -- The Company's stockholders approved stock option plans totaling 600,000 and 1,000,000 shares, in 1988 and 1992, respectively, and 1,000,000 and 600,000 shares in 1994 and 1997, respectively, which provide that options may be granted to management. Options are granted at market value on the dates of the grants and are exercisable as follows: 25% after two years and 25% on each of three anniversary dates thereafter, and terminate after 10 years.

In May, 1997, the Company's stockholders approved the 1997 Director Stock Option Plan for 300,000 shares, which provides 50,000 options to non-employee Directors. The options were granted at market value on the date of the grant, and are exercisable in five equal annual installments beginning on the first anniversary of the date of the grant. The Company currently has five non-employee directors.

Also in May 1997, the Company's stockholders approved the CEO Stock Option Agreement, which provides 200,000 shares to the Chief Executive Officer, at an exercise price equal to the fair value at the date of grant. The options vest 40,000 shares annually for five years. Any unvested options will become immediately exercisable if two performance related conditions are met: (a) the Company's earnings per share are at least $.70 for the year ended December 31, 1998, and (b) the Company's closing stock price is at least $15 per share for any consecutive 30 day period during the six months ended June 30, 1999.

The following table summarizes stock option activity:

--------------------------------------------------------------------------------
                                                          Under Option
                                         Shares                        Weighted
                                  Available for                Average Exercise
                                          Grant        Shares    Price Per Share
--------------------------------------------------------------------------------
Balance January 1, 1995               1,179,376     1,339,250          $  6.20
  Granted                              (729,700)      729,700             3.92
  Exercised                                  --       (10,124)            3.88
  Cancelled                             232,826      (232,826)            5.14
--------------------------------------------------------------------------------
Balance December 31, 1995               682,502     1,826,000             5.44
  Granted                                    --            --               --
  Exercised                                  --      (150,324)            4.39
  Cancelled                              14,100       (14,100)            4.99
--------------------------------------------------------------------------------
Balance December 31, 1996               696,602     1,661,576             5.54
  Authorized                          1,100,000            --               --
  Granted                              (798,000)      798,000             8.38
  Exercised                                  --      (289,661)            6.05
  Cancelled                                  --            --               --
--------------------------------------------------------------------------------
Balance December 31, 1997               998,602     2,169,915          $  6.51
--------------------------------------------------------------------------------

Hooper Holmes, Inc. and Subsidiaries
Notes to Consolidated Financial Statements


The weighted average fair value per stock option granted was $4.73 for the 1997 options, no options were granted in 1996, and $4.67 for those granted in 1995. The Company estimated the fair values using the Black-Scholes option pricing model, modified for dividends and using the following assumptions:


                                                  1997        1996         1995
--------------------------------------------------------------------------------
Expected dividend yield                            .37%         --         .48%
Risk-free interest rate                           6.13%         --        6.65%
Expected stock price volatility                  39.01%         --       37.46%
Expected term until exercise (years)                 9          --          10
--------------------------------------------------------------------------------

The Company does not record compensation expense for stock option grants. The following table summarizes results as if the Company had recorded compensation expense for the 1997, 1996, and 1995 option grants:


(millions of dollars, except per share data)      1997        1996         1995
--------------------------------------------------------------------------------

Net income:
   As reported                                  $8,770      $4,086     $(13,049)
   Pro forma                                     8,066       3,864      (13,165)
Basic earnings (loss) per share:
   As reported                                  $  .64      $  .30     $   (.97)
   Pro forma                                       .59         .29         (.98)
Diluted earnings (loss) per share:
   As reported                                  $  .61      $  .30     $   (.97)
   Pro forma                                       .56         .28         (.98)
--------------------------------------------------------------------------------

The pro forma effects on net income (loss) and earnings (loss) per share for 1997, 1996, and 1995 may not be representative of the pro forma effects in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extend beyond the reported years.

The following table summarizes information concerning options outstanding at December 31, 1997:


--------------------------------------------------------------------------------
                Options Outstanding                  Options Exercisable
                                  Weighted
                                   Average    Weighted                 Weighted
                      Number     Remaining     Average        Number    Average
       Range of  Outstanding   Contractual    Exercise   Exercisable   Exercise
Exercise Prices  at 12/31/97   Term (Years)      Price   at 12/31/97      Price
--------------------------------------------------------------------------------

$ 2.75 -$ 4.19       622,825           7.1     $  3.97       160,300    $  3.95
  5.94 -  6.50       791,490           6.8        6.08       328,490       6.28
  7.00 -  8.75       755,600           7.5        8.06       241,700       7.25
--------------------------------------------------------------------------------

On February 6, 1998, the Board of Directors granted 211,000 stock options to certain employees. These options were granted under the 1997 stock option plan with an exercise price that equalled the fair market value of the stock at the date of grant.

Note 11 -- 401k Savings and
Retirement Plan

This plan is available to all employees with at least one year of service of greater than 1,000 hours of employment, and is administered by Merrill Lynch. The Company matches up to 25% of the first 10% of employee salary contributions. The Company's payments for 1997, 1996, and 1995, were $251,000, $228,000, and
$137,000, respectively.

Hooper Holmes, Inc. and Subsidiaries
Independent Auditors' Report


The Board of Directors and Stockholders
Hooper Holmes, Inc.

We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.





Short Hills, New Jersey

February 19, 1998

Hooper Holmes, Inc. and Subsidiaries
Selected Financial Data


For the years ended December 31,
(dollars in thousands except per share data)                1997           1996           1995            1994           1993
-------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
   Revenues                                         $    165,353   $    156,254   $    111,313    $     92,534   $     80,600
   Operating income                                       16,344          8,576          4,059           3,803          5,020
   Interest expense                                          168          1,394          1,674             994            237
   Income from continuing operations                       8,770          4,086          1,667           1,480          2,739
   Income (loss) from discontinued operations (1)             --             --        (14,716)          1,184            867
   Net income (loss)                                       8,770          4,086        (13,049)          2,664          3,606
Earnings per share-basic:
   Income from continuing operations                         .64           0.30           0.12            0.11           0.20
   Discontinued operations (1)                                --             --          (1.10)           0.09           0.06
   Net income (loss)                                         .64           0.30           (.98)           0.20           0.26
Earnings per share-diluted:
   Income from continuing operations                         .61           0.30           0.12            0.11           0.20
   Discontinued operations (1)                                --             --          (1.09)           0.09           0.06
   Net income (loss)                                $        .61           0.30   $       (.97)   $       0.20   $       0.26
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                            $       0.05   $       0.03   $       0.03    $       0.15   $       0.15
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares-basic               13,768,334     13,455,438     13,414,256      13,413,426     13,428,122
Weighted average number of shares-diluted             14,282,066     13,621,901     13,452,357      13,457,791     13,520,868
-------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
   Working capital                                  $     20,381   $     11,807   $     24,786    $      6,407   $      4,024
   Total assets                                           65,941         61,296         93,997         103,172         88,355
   Current maturities of long-term debt                       --          1,030          8,800           2,150          1,550
   Long-term debt, less current maturities                    --          5,250         26,250          46,327         29,950
   Total long-term debt                                       --          6,280         35,050          48,477         31,500
   Stockholders' equity                             $     48,519   $     37,719   $     33,132    $     46,502   $     45,916
-------------------------------------------------------------------------------------------------------------------------------

Per share calculations are adjusted to reflect a two-for-one stock split effective August 22, 1997.
(1) See Note 2 to the consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
Quarterly Common Stock Price Ranges and Dividends


----------------------------------------------------------------------------------------------------------------------------
                                                 1997                                                 1996
----------------------------------------------------------------------------------------------------------------------------
                                High              Low                               High               Low
   Quarter                       Bid              Bid          Dividend              Bid               Bid         Dividend
----------------------------------------------------------------------------------------------------------------------------
   First                     8 13/16            7 3/4             .01            4 25/32            4 1/32            .005
   Second                     11 5/8           8 3/16             .01            6 15/16             4 1/8            .005
   Third                    13 11/16          11 1/16            .015            7 11/16            5 5/16             .01
   Fourth                     15 7/8         12 13/16            .015              9 1/4             7 1/4             .01
============================================================================================================================




Quarterly Financial Data (Unaudited)
(dollars in thousands except per share data)


---------------------------------------------------------------------------------------------------------------------------
                                                                                            Per share of common stock
                                                                                        -----------------------------------
                                                             Gross               Net
Quarter                              Revenues               profit      income (loss)            Basic        Diluted
---------------------------------------------------------------------------------------------------------------------------
1997
Fourth                               $ 42,539            $  11,883          $   2,851          $    21       $    .19
Third                                  40,701               11,544              2,280              .17            .16
Second                                 41,399               11,666              2,115              .15            .15
First                                  40,714               11,067              1,524              .11            .11
---------------------------------------------------------------------------------------------------------------------------
Total                                $165,353            $  46,160          $   8,770          $   .64       $    .61
---------------------------------------------------------------------------------------------------------------------------
1996
Fourth                               $ 39,922            $   9,924          $   1,494          $   .11       $    .11
Third                                  37,907                9,276              1,101              .08            .08
Second                                 39,814                9,897                946              .07            .07
First                                  38,611                9,197                545              .04            .04
---------------------------------------------------------------------------------------------------------------------------
Total                                $156,254            $  38,294          $   4,086          $   .30       $    .30
===========================================================================================================================

Per share calculations are adjusted to reflect a two for one stock split effective August 22, 1997