Form 10-K, Exhibit 13
period 1998-12-31
HOOPER HOLMES INC
filed 1999-03-31
CIK 741815

                                [LOGO OF HOOPER         HOOPER
                             HOLMES APPEARS HERE]       HOLMES
                                                  1998 Annual Report

                  [PHOTO OF ANNUAL REPORT COVER APPEARS HERE]

                                               1899 - 1999 100 Years and Growing

                                             [ARTWORK APPEARS HERE]


About the Company

Hooper Holmes, Inc. is the nation's leading provider of alternate-site health information. Serving all 50 states, the Company's network of experienced medical professionals conducts physical examinations, testing, and personal health interviews, primarily for the life and health insurance industry. Information gathered in these activities is used by insurance underwriters to assess risks and make informed decisions.

Hooper Holmes'customers include the nation's major life and health insurers, and the Company performed approximately 2.5 million tests on insurance applicants in 1998 under its trade name Portamedic. The Company offers the industry's widest geographic coverage and up-to-date technology to ensure timely, accurate delivery of health information. Hooper Holmes today is recognized as a quality service provider that meets the needs of its customers, employees, and shareholders. We pride ourselves on anticipating new challenges that face our clients and finding solutions to help them adapt to change.

Contents

Financial Highlights ......................................................    1
Letter to Shareholders ....................................................    2
Review of Operations ......................................................    4
Office Locations ..........................................................   12
Financial Contents ........................................................   13
Corporate Information ........................................ inside back cover

Hooper Holmes, Inc.
Common Stock Price History


[GRAPH APPEARS HERE]

1998 Operating Highlights

 . In 1998 Hooper Holmes generated record revenues and earnings.

 . The Company's market capitalization grew 101 percent to $408 million at year-end 1998.

 . Hooper Holmes, the technology leader in insurance industry outsourcing, enhanced its position by introducing a sophisticated website to improve and accelerate customer service.

 . The Company's Portamedic division performed approximately 2.5 million examinations in 1998.

 . The Company acquired a majority interest in Heritage Labs International, a clinical reference laboratory in Olathe, Kansas. The transaction creates significant new opportunities for Hooper Holmes.

[GRAPH APPEARS HERE]

Financial Highlights

                                                          Year ended December 31,
                                              -------------------------------------------
(dollars in thousands except per share data)          1998            1997           1996
-----------------------------------------------------------------------------------------
Revenues                                      $    185,210    $    165,353   $    156,254

Operating income                                    25,592          16,344          8,576

Income from continuing operations                   14,185           8,770          4,086

Loss from discontinued operations                   (1,485)             --             --

Net income                                          12,700           8,770          4,086

Earnings per share -- basic

        Continuing operations                          .50             .32            .15

        Discontinued operations                       (.05)             --             --

        Net income                                     .45             .32            .15

Earnings per share -- diluted

        Continuing operations                          .48             .31            .15

        Discontinued operations                       (.05)             --             --

        Net income                            $        .43    $        .31   $        .15

Cash dividend per share                       $        .04    $        .03   $        .02

Weighted average number of shares--basic        28,120,685      27,536,668     26,910,876

Weighted average number of shares--diluted      29,859,710      28,564,132     27,243,802
-----------------------------------------------------------------------------------------

Per share and share amounts have been adjusted to effect a two for one stock split effective January 8, 1999.


[BAR GRAPH APPEARS HERE]     [BAR GRAPH APPEARS HERE]   [BAR GRAPH APPEARS HERE]

Revenues                     Operating Income           Earnings Per Share from
Dollars in Millions          Dollars in Millions        Continuing Operations
                                                        Dollars

   1994   92.5                   1994   3.8                  1994  0.06
   1995  111.3                   1995   4.1                  1995  0.06
   1996  156.3                   1996   8.6                  1996  0.15
   1997  165.4                   1997  16.3                  1997  0.31
   1998  185.2                   1998  25.6                  1998  0.48



                                                            1999 Annual Report 1

To Our Shareholders

Nineteen ninety-nine marks the centennial year for Hooper Holmes, and we and our shareholders have a great deal to celebrate. During 1998, we again achieved or exceeded almost all of our corporate goals. We increased our market share, improved our profit margins, increased our return on equity and assets to record levels, expanded our presence on the Internet, substantially increased our business with direct life insurance marketers and made a strategic acquisition that complements our core business.

     The stock market certainly responded positively to these achievements. Our total market capitalization rose 101% to $408 million at the end of 1998, following a 72% gain in the previous year. For the second time in 18 months, we declared a two for one stock split and increased our cash dividend payout.

[BAR GRAPH APPEARS HERE]

Return on Equity
Percenage

1994       5.8%
1995       4.2%
1996      11.5%
1997      20.3%
1998      22.9%

     In 1998, we continued to execute efficiently and control costs. Profits grew at a significantly faster pace than revenues, indicating our ability to continue to leverage our branch network and technology infrastructure. As a result, we were able to again dramatically expand our margins in 1998. The prescription for profit growth that we established three years ago remains in place: Generate material revenue growth with only minimal cost increases. Last year, in fact, our revenue growth accelerated, as we achieved double-digit gains in each quarter. The keys to these gains were an increase in the average number of services performed per applicant contact and building our industry-leading market share, which stood at approximately 27% in 1998.

     We are increasing our market share for a variety of reasons, but two stand out. As the insurance industry consolidates, companies are more inclined to choose outsourcing partners with a national presence. In addition, new direct marketers entering the life insurance industry rely heavily on state-of-the-art technology. They insist on partnering with companies that are equally skilled in using technology, which is one of Hooper Holmes' strengths. We believe our leadership position in technology will continue to make us the preferred outsourcing partner for most insurers, large and small.

Record Financial Results

In 1998, we reported record revenues and earnings. Operating income for the year ended December 31, 1998 rose 57% to $25.6 million from $16.3 million in 1997, excluding an after-tax charge in 1998 of $1.5 million from discontinued operations. Income from continuing operations rose 62% to $14.2 million, from $8.8 million last year. Earnings per diluted share, adjusted for a

[BAR GRAPH APPEARS HERE]

Return on Assets
Percentage

1994       2.6%
1995       1.7%
1996       5.3%
1997      13.8%
1998      16.8%


2 Hooper Holmes, Inc.

two for one stock split that took effect in January 1999, increased 55% to $0.48, excluding the discontinued operations charge, compared to the $0.31 reported last year. Our revenues grew much faster than they did in 1997, rising 12% to $185.2 million.

     As a result of our continued focus on cost containment, our operating margin showed a strong increase, rising from 9.9% to 13.8% for the year. We expect further margin improvements in coming years, with profit growth percentages outstripping revenue gains.

     Our balance sheet improved as well. We now have nearly $30 million in cash on hand and virtually no debt. This provides us with substantial resources to pursue our strategies for growth, including making acquisitions that are immediately accretive to earnings. We are actively looking for acquisition candidates that complement our core business and provide us with an opportunity to leverage the strong relationships we have with our customers. In addition, we have a disciplined approach to acquisitions, and will only undertake a transaction if the price is right and the benefits to our shareholders are clear.

New Initiatives

Since its founding 100 years ago, Hooper Holmes has been a technology leader in providing services to the insurance industry. Our business may have changed over the decades, but our reliance on cutting-edge tools has not. We intend to maintain and enhance our leadership position in providing health information by continuing to invest in technology to improve the level of service we provide.

"Our centennial year has been marked by record financial performance and substantial strategic progress."

                   [PHOTO OF JAMES M. MCNAMEE APPEARS HERE]

                               James M. McNamee
                            Chairman, President and
                            Chief Executive Officer

     In 1998, we expanded our Portamedic / Infolink website, and it now represents a breakthrough in our industry. Today, customers can handle several aspects of their business with us online. They can place the order, check its status and determine that the case is complete.

     In December, we acquired a majority interest in Heritage Labs International, a clinical reference laboratory serving life insurers. The addition of Heritage provides long-term opportunities for us to expand our relationships with life and health insurers nationwide, and further develop alternative distribution channels.

The Future

     The key industry trends that have helped us in recent years remain in place. New direct marketers continue to enter the insurance business, and our sophisticated technology has helped us gain a leading share of this market. The traditional agent/broker business is expected to experience a rebound from previous years, complementing the increasing direct response business. Total potential life insurance buyers are on the rise as aging Baby Boomers enter the prime insurance-buying years. The growth in outsourcing means insurers will be requiring more service per applicant contact, which causes our revenue per unit sale to rise.

     In short, we are the leader in an industry that is enjoying solid growth, which puts us in a great position to maximize future opportunities. We want to thank all of our employees for making 1998 another outstanding year for Hooper Holmes. We are also grateful to our customers and shareholders, and we hope to do great things for them in the year -- and the century -- that lies ahead.



                                              /s/ James M. McNamee

                                              James. M. McNamee

                                              Chairman, President, and

                                              Chief Executive Officer


                                                            1998 Annual Report 3

Review of Operations



Industry Leadership

Hooper Holmes has been a leader in the alternate-site health information business for many years. We are one of the largest providers of outsourced health information to life and health insurers, performing approximately 2.5 million examinations per year, or more than 10,000 examinations every business day. The registered nurses, licensed nurse practitioners, physicians, and medical and paramedical technicians in our Portamedic division examine and test insurance applicants in their offices or homes, according to the desire of the applicants. Hooper Holmes is the leading company in this expanding $750 million industry, with a market share of approximately 27%, and the Company performs 50% more tests than its closest competitor. These tests range from blood pressure monitoring to much more sophisticated procedures such as electrocardiograms and long-term care cognitive assessments. The Company has strong relationships with 48 of the top 50 life and health insurance companies in the United States, as well as more than 800 other companies and independent insurance agents and brokers.

Among Hooper Holmes' competitive advantages are:

 . Size - In our industry, being the largest is a significant benefit. Because Portamedic has 200 offices throughout the country and 8,700 medical examiners, there are relatively few potential insurance applicants who are not within an easy drive of one of our examiners.

 . Speed - No one in our industry works faster than we do. Quick turnaround of cases is always desirable, but in the insurance industry it is particularly critical. Insurance companies and insurance agents and brokers know that the faster an applicant can be approved, the more likely he or she is to close a sale. The speed of our processing system helps insurance companies deliver swift service to their customers.

 . Quality - In our business, quality is as important as speed. Our customers know that they cannot find better service or more reliable reports anywhere. We carefully audit our examiners and laboratory facilities to make sure that we are providing clients with the best possible service.

     That is not just our opinion. Independent research reveals that Hooper Holmes' commitment to quality is broadly recognized in the industry. Maintaining impeccable quality standards is the only way we know how to do business; it also happens to be an excellent formula for ensuring high levels of customer satisfaction.

"The Company's network of 200 branch offices and state-of-the art technology infrastructure are unmatched in the industry."

Income from Continuing Operations
Dollars in Millions

[BAR GRAPH APPEARS HERE]

1994       1.5
1995       1.7
1996       4.1
1997       8.8
1998      14.2


4 Hooper Holmes, Inc.

The Early Years

1899 - 1912

On March 6, 1899, William DeMattos Hooper and Bayard P. Holmes started a company called the National Insurance Information Bureau. It served as a clearinghouse for the exchange of information among underwriters of Accident and Sickness Insurance, and its main purpose was to prevent fraud by policyholders.

                                                          [GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

The firm's first offices were at 87 Nassau Street in New York City, just a block away from Wall Street, the center of the insurance industry. In 1906, the business was incorporated and its name changed to the Hooper Holmes Information Bureau.

                            [GRAPHIC APPEARS HERE]

John J. King was in his early twenties when he drove a stagecoach out of Grand Junction, Colorado. He later entered the insurance field as an investigator and joined Hooper Holmes in 1912 as an assistant manager.

                            [GRAPHIC APPEARS HERE]

1911 - In the early years of the century, accident claims involving bicycles, automobiles, and streetcars were common and prompted the need for Hooper Holmes' central claim files.



                                                            1998 Annual Report 5

Review of Operations



Technological Innovation

Perhaps more than anything else, it is our groundbreaking application of technology that makes Hooper Holmes the industry leader. We have the most automated branch network and operating system in the industry, and that provides direct benefits to our clients and to our Company.

     Our life insurance clients can use our recently expanded Portamedic Web page, Portamedic.com, to order examinations and check information on line. Additionally, they can track the status of each applicant electronically. Certain results of our services are provided electronically, if requested.

     Our Internet presence is not confined to our own website. For example, we participate in Quicken's InsureMarket Web site and when a visiting consumer elects to apply for insurance, the chances are good that we will perform the required examination. We believe we are well positioned to grow our business as insurance sales over the Internet increase.

     Our technical capabilities are of particular value to direct marketers of life insurance products. Many of these newer entrants operate as "virtual" insurance companies, outsourcing almost all of their required services. This industry segment is growing rapidly, and at Hooper Holmes this business is rapidly expanding. In 1997, business with direct marketers accounted for 6% of our revenues. Last year, the figure jumped to 13%, making us industry leader in this market segment.

     Our Teledex and Infolink systems provide customers with information gathering flexibility. Typically, the systems are used when the policy amount is insufficient to justify an in-person visit or when an underwriter determines that additional information is required. With an Infolink request, we electronically send clients employment information, physical and medical histories, and attending physician statements. When Teledex is chosen, the same information is sent, along with the highlights of a phone interview with the applicant. Teledex and Infolink are the kind of ancillary services that reflect Hooper Holmes' potential to leverage our extensive technological network.

     All in all, our innovative application of state-of-the-art technology helps keep a lid on our costs. And it helps us to maintain our leadership position in financial performance. Our return on equity is 25%, almost double the 13% average for our peer group.

Growth Opportunities

We will work hard to ensure that the Company enjoys strong growth for many years to come. Our extensive branch network and technological infrastructure will enable us to expand the services we provide with only

"Our technological capabilities are a key factor driving the rapid growth of our business, including direct marketers of life insurance."

Total Assets
Dollars in Millions

[BAR GRAPH APPEARS HERE]

1994      103.2
1995       94.0
1996       61.3
1997       65.9
1998       85.0


6 Hooper Holmes, Inc.

Building the Business

1912 - 1971

William Hooper died in 1912. In the same year, John King began to lead the expansion of the inspection department, and his influence grew. He created the branch network that now extends throughout the U.S. and Canada, and ran the Company for 35 years. Three of Mr. King's sons would lead Hooper Holmes as well. (Below): The Annual Inspectors Dinner in December, 1924.

                                         [PHOTO OF JOHN J. KING APPEARS HERE]

[PHOTO OF ANNUAL INSPECTORS DINNER       [PHOTO OF EDWARD KING APPEARS HERE]
APPEARS HERE]                            [PHOTO OF FREDERICK KING APPEARS HERE]
                                         [PHOTO OF J. CHARLES KING APPEARS HERE]



[GRAPHIC APPEARS HERE]                   [GRAPHIC APPEARS HERE]

1942 - During World War II, the Company performed inspections for the U.S. government primarily involving defense industry employment.

                              [PHOTO OF FREDERICK D. KING APPEARS HERE]

1950 - Hooper Holmes built new headquarters in Morristown, N.J. and opened its doors on September 4, 1951.

                                           [PHOTO OF HOOPER HOLMES APPEARS HERE]

[PHOTO APPEARS HERE]

1962 - Mechanized rolling files were the latest in technological innovation for accessing the Company's Casualty Index. 1970 - Having outgrown the Morristown offices, the Company built a larger headquarters in Basking Ridge, N.J.

                                                            1998 Annual Report 7

Review of Operations

a marginal increase in costs. This ability to leverage our nationwide network positions us to continue to grow profits at a significantly faster pace than revenues. New initiatives and acquisitions should contribute to our growth. In addition, many important demographic and industry trends are helping us now and should continue to benefit us in the future.

Acquisitions. In December, Hooper Holmes acquired a majority stake in Heritage Labs International, an Olathe, Kansas-based outsourcer of laboratory testing services for insurance companies. The laboratory has excellent cost controls and is a low-cost producer, which offers us a chance to increase profits while saving money for our customers. In addition, Heritage has an experienced management team and the capacity to absorb additional business with only a minimal increase in costs.

     This transaction also represents a longer-term opportunity for Hooper Holmes to leverage its strong customer relationships. In the normal course of business, we send specimens to laboratories that are designated by insurance companies. Additionally, we plan to position Heritage Laboratory as the laboratory of choice to meet the specific needs of the emerging life insurance alternative distribution market. Our initial focus will be on marketing Heritage's services to Hooper Holmes' existing customers to create a unique one-stop advantage for insurers outsourcing these services.

     The Heritage acquisition offers benefits to our customers as well, including the ability to transmit data, including lab results, necessary to underwrite the application. We intend to grow our laboratory business and to service our clients more efficiently at the same time.

     While the equity stake in Heritage presents opportunities for us, it is also emblematic of the many acquisitions opportunities that exist in our industry. We are actively looking to make strategic acquisitions that are accretive, complement our core business and enable us to build on our relationships with leading health and life insurance companies. We see opportunities to expand the outsourcing services we provide in areas ranging from the long-term care insurance industry to worker's compensation claims support.

Demographics. The aging of the Baby-Boomer generation is already having a positive impact on our business and should continue to do so. The prime insurance-buying age is the late 30s to the late 50s; with a baby boomer turning 50 every eight seconds, the number of people in this prime buying group is set to increase dramatically.

"The ability to leverage our nationwide network enables us to grow profits at a significantly faster pace than revenues."

                           [BAR CHART APPEARS HERE]

                             =====================
                                Working Capital
                              Dollars in Millions
                             ---------------------
                                1994       6.4
                                1995      24.8
                                1996      11.8
                                1997      20.4
                                1998      33.5
                             ---------------------

8  Hooper Holmes, Inc.

The Growth of Portamedic

1971 - 1984

In 1971, Frank Schwindler, then Vice President and Director of Sales and Operations, decided to hire registered nurses to handle medical examinations for life insurers. The previous method of using doctors exclusively had proven to be too costly, inconvenient and frustrating, as doctors were often unavailable.

[PHOTO OF FRANK J. SCHWINDLER                 [PHOTO OF JAMES M. MCNAMEE
          APPEARS HERE]                              APPEARS HERE]

                                      [PHOTO OF A PORTAMEDIC EXAM APPEARS HERE]

In 1972, James M. McNamee, then Product Manager of New Services, played an important role in developing this new system and gave it a name -- Portamedic. Through aggressive expansion and acquisitions, Portamedic grew quickly. By 1984, it accounted for nearly half of the Company's revenues.

[LOGO OF PORTAMEDIC APPEARS HERE]

[PHOTO APPEARS HERE]

Using registered nurses and a specially designed examination kit, Portamedic became the nation's leading provider of alternate-site health information.

1977 - The Company used state-of-the-art computer technology to update the old card files to support an expanding national network of 89 offices by 1984.

                                             [PHOTO APPEARS HERE]

1980 - Hooper Holmes entered the health care field, offering relief personnel to hospitals and providing registered nurses and skilled practitioners for home health care. By 1984, Portamedic Health Care had revenues of $23.5 million.

                       [PHOTO APPEARS HERE]


                                                           1998 Annual Report  9

Review of Operations

Larger policy amounts, lower age thresholds. The demographics combined with the types of policies being purchased are resulting in higher policy amounts. In many areas, the age or dollar threshold triggering a paramedical exam continues to decrease. Clients are electing to outsource more individual services, particularly in the markets where policies are sold on a more direct basis. Hooper Holmes has positioned ourselves to welcome the opportunity to provide these new services.

Industry consolidation. The insurance industry is consolidating rapidly;
the big are getting bigger. This trend clearly benefits Hooper Holmes. Because many of acquiring insurers are large, they prefer to work with a single vendor that can meet all their needs. Hooper Holmes, which offers a full national network and meets their technological needs, is well positioned to be their vendor of choice.

Outsourcing. Outsourcing is a powerful global trend, one that is particularly strong in the insurance industry. More and more insurers are choosing to "farm out" administrative, marketing, and underwriting functions. As pressures to reduce administrative costs increase, we believe that even more insurers will opt to outsource non-core functions to companies like Hooper Holmes.

Quality People, Quality Service
The best thing about Hooper Holmes is its people. The highly motivated, service-oriented and efficient individuals who comprise our organization have worked extremely hard to make us successful. One of our greatest competitive advantages is the fact that our field managers are very seasoned, extraordinarily disciplined, and maintain strong relationships with our customers. They help ensure that the service we provide is unmatched in our business.

     We recently instituted a new way of rewarding our people for their dedication. Since 1997, our incentive plan has included stock options for all eligible employees throughout the entire organization. We believe that allowing employees to share in the success of the Company is a powerful motivator, aligning their interests with those of the Company, its customers and its shareholders

"The Company's experienced and disciplined field managers maintain strong relationships with their customers."

                           [BAR GRAPH APPEARS HERE]

                             ====================
                             Stockholder's Equity
                             Dollars in Millions
                             --------------------
                             1994           46.5
                             1995           33.1
                             1996           37.7
                             1997           48.5
                             1998           62.3
                             --------------------
10  Hooper Holmes, Inc.

Creating Shareholder Value

1984-1999

The Company raised $3.0 million in an initial public offering on July 28, 1984.

                            [GRAPHIC APPEARS HERE]

$10,000 invested in the Hooper Holmes IPO would be worth over $270,000 today.

                            [GRAPHIC APPEARS HERE]

1987 - The company continued to invest heavily in computers to increase its information services capabilities. In 1988, Hooper Holmes introduced electronic life and health reports under the name Infolink.

                            [GRAPHIC APPEARS HERE]

In 1992, Portamedic was the first in its industry to use a Paperless Electronic Paramedical (PEP) system to keep information flowing smoothly and rapidly to clients.

                            [GRAPHIC APPEARS HERE]

1998 - Hooper Holmes acquired a majority stake in Heritage Labs to maximize the efficiency of blood sampling and other diagnostic capabilities. The Company continues to look for acquisitions that will enhance share-holder value.

                            [GRAPHIC APPEARS HERE]

1998 - Portamedic unveiled a Web site that offers clients a full range of information and ordering services. This was just one in a series of technology efforts designed to expand Hooper Holmes' capabilities while keeping costs under control.

                            [GRAPHIC APPEARS HERE]

                                                          1998 Annual Report  11

Nationwide Network

With an extensive network of more than 200 branch offices, Hooper Holmes is always within close proximity to potential insurance applicants throughout the U.S. The Company is headquartered in Basking Ridge, NJ.



                             [MAP OF THE UNITED STATES APPEARS HERE]

ALABAMA                    GEORGIA               MINNESOTA                 OHIO                       UTAH
Birmingham                 Atlanta               Minneapolis (2)           Akron                      Salt Lake City
Huntsville                 Atlanta East                                    Cincinnati
Mobile                     Columbus              MISSISSIPPI               Cleveland (2)              VERMONT
                           Columbus*             Jackson                   Columbus                   Burlington
ALASKA                     Macon                                           Dayton
Anchorage                                        MISSOURI                  Sandusky*                  VIRGINIA
                           GUAM                  St. Louis (2)             Toledo                     Norfolk
ARIZONA                    Guam                                            Youngstown*                Richmond (2)
Phoenix                                          MONTANA                                              Roanoke
Tucson                     HAWAII                Billings                  OKLAHOMA                   Washington, DC*
                           Honolulu                                        Oklahoma City
ARKANSAS                   Honolulu*             NEBRASKA                  Tulsa                      WASHINGTON
Little Rock                                      Omaha                                                Bellevue
                           IDAHO                                           OREGON                     Seattle
CALIFORNIA                 Boise                 NEVADA                    Portland                   Spokane
Berkeley                                         Las Vegas                 Salem                      Tacoma
Chico*                     ILLINOIS
Cypress                    Chicago (3)           NEW HAMPSHIRE             PENNSYLVANIA               WEST VIRGINIA
Fresno                     Peoria                Manchester                Allentown                  Charleston
Los Angeles (3)            Rockford                                        Erie
Modesto                    Springfield           NEW JERSEY                Harrisburg                 WISCONSIN
Pasadena                                         Clifton                   Philadelphia Metro         Milwaukee
Riverside                  INDIANA               East Brunswick            Pittsburgh
Sacramento                 Ft. Wayne             Ledgewood                 Valley Forge               WYOMING
San Bernardino             Indianapolis          Paramus                                              Casper
San Diego                                        Randolph                  PUERTO RICO
San Francisco (2)          IOWA                  Voorhees                  Puerto Nuevo*              *Contractor Affiliate
Santa Ana                  Des Moines
Ventura                                          NEW MEXICO                RHODE ISLAND
                           KANSAS                Albuquerque*              Providence
COLORADO                   Kansas City (3)
Denver                     Wichita               NEW YORK                  SOUTH CAROLINA
Greeley                                          Albany                    Charleston
                           KENTUCKY              Binghamton                Columbia
CONNECTICUT                Lexington             Buffalo                   Greenville
Hartford                   Louisville            Garden City, Long Island  Greenville*
New Haven                                        Hauppauge
New Haven*                 LOUISIANA             Manhattan (2)             SOUTH DAKOTA
Simsbury*                  New Orleans           New York (Queens)         Sioux Falls
                                                 Poughkeepsie
DELAWARE                   MAINE                 Rochester                 TENNESSEE
Wilmington                 Portland              Scarsdale                 Knoxville
                                                 Staten Island             Memphis
FLORIDA                    MARYLAND              Syracuse                  Nashville (2)
Ft. Lauderdale             Baltimore
Ft. Myers                                        NORTH CAROLINA            TEXAS
Jacksonville               MASSACHUSETTS         Asheville                 Austin
Miami                      Boston                Charlotte                 Corpus Christi
Orlando (2)                Springfield*          Fayetteville              Dallas (2)
Pensacola*                 Worcester             Garner                    El Paso
Port St. Lucie                                   Greensboro                Ft. Worth
St. Petersburg             MICHIGAN              Raleigh                   Houston (2)
Tallahassee*               Detroit (2)                                     Lubbock
Tampa                      Grand Rapids          NORTH DAKOTA              McAllen
West Palm Beach            Lansing               Bismarck                  San Antonio
                                                                           Tyler
                                                                           Waco

12  Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Financial Contents


Management's Discussion and Analysis                                          14

--------------------------------------------------------------------------------

Consolidated Balance Sheets                                                   17

--------------------------------------------------------------------------------

Consolidated Statements of Income                                             18

--------------------------------------------------------------------------------

Consolidated Statements of Stockholders' Equity                               19

--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows                                         20

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements                                    21

--------------------------------------------------------------------------------

Independent Auditors' Report                                                  30

--------------------------------------------------------------------------------

Selected Financial Data                                                       31

--------------------------------------------------------------------------------

Quarterly Common Stock Price Ranges and Dividends                             32

--------------------------------------------------------------------------------

Quarterly Financial Data                                                      32

--------------------------------------------------------------------------------

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis

Results of Operations

1998 Compared to 1997

Total revenues for 1998 increased 12.0% to $185.2 million from $165.4 million for 1997. This growth results from a 9% increase in the number of paramedical examinations performed, increases in revenues per unit of service, and is consistent with the Company's efforts to increase market share.

The Company's cost of operations in 1998 totaled $129.3 million compared to $119.2 million for 1997. Cost of operations as a percentage of revenues totaled 69.8% for 1998 versus 72.1% for 1997. As a percentage of revenues, the decrease is due to ongoing efforts to control branch operating expenses, despite increased revenue growth, and the efficiencies realized due to branch automation initiatives.

Selling, general and administrative (SG&A) expenses were $30.4 million for 1998 compared to $29.8 million for 1997. As a percentage of revenues, SG&A expenses decreased to 16.4% for 1998 from 18.0% for 1997, which is due to management's continued efforts to control corporate expenses.

Accordingly, the Company's operating income for 1998 increased to $25.6 million versus $16.3 million for 1997, and as a percentage of revenues, increased to 13.8% for 1998 compared to 9.9% for 1997.

Other income items in 1998 were primarily interest earned on invested funds, the average balance of which was greater than in 1997.

The effective tax rate was 46% and 48% for 1998 and 1997, respectively. The decrease is the result of increased profitability which lessened the impact of non-tax deductible amortization of goodwill.

As a result of the foregoing, net income from continuing operations in 1998 totaled $14.2 million or $0.48 per diluted share compared to $8.8 million or $.31 for 1997.

The net loss from discontinued operations totaled $1.5 million or $0.05 per diluted share in 1998. The charge evolved from residual worker's compensation charges and certain reimbursement issues associated with the divestiture of Nurse's House Call in 1995. Net Income for 1998 totaled $12.7 million or $0.43 per diluted share compared to $8.8 million or $0.31 per diluted share. Net income in 1998 includes a $1.5 million, or $0.05 per share charge from discontinued operations, as previously noted.

Inflation did not have a significant effect on the Company's operations in 1998.

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

The effective tax rate for 1997 and 1996 was 48%.

As a result of the foregoing, net income in 1997 totaled $8.8 million or $0.31 per diluted share compared to $4.1 million or $0.15 per diluted share for 1996.

Inflation did not have a significant effect on the Company's operations in 1997.


Liquidity and Financial Resources

The Company's primary sources of cash are internally generated funds and the Company's bank credit facility.

For the year ended December 31, 1998, the net cash provided by operating activities was $21.6 million as compared to $16.6 million in 1997. The significant sources were net income of $12.7 million, $4.7 million of depreciation and amortization, $5.1 million increase in accounts payable and accrued expenses which were offset by an increase in other assets of $.6 million and an increase in deferred taxes of $2.8 million. The Company has in place a three year $20 million revolving credit facility, which expires on January 2, 2000, and may be extended for one year at the option of the Company. The revolver loan will accrue interest at either the bank's base rate or at LIBOR, as adjusted, at the option of the Company. At December 31, 1998, the Company had no borrowings against the revolver and a total of $18.5 million is available, with $1.5 million committed to outstanding letters of credit. Capital expenditures for 1999 are anticipated to be less than $2.0 million.

Management believes that the combination of cash and cash equivalents, other working capital sources, and available borrowings under the Company's credit facility, along with anticipated cash flows from continuing operations, will provide sufficient capital resources for the foreseeable future.

On January 27, 1998, the Board of Directors approved a Stock Repurchase Program, which authorized management to purchase shares of the Company's common stock at prevailing market prices. During 1998, the Company purchased 97,600 shares of its common stock at an aggregate price of $954,138.

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

Year 2000 Computer Systems Compliance

The Company recognizes the need to insure that its operations and relationships with its customers, suppliers and other third parties will not be adversely impacted by the Year 2000 software issue. In January 1997, the Company formed a "Year 2000" compliance committee. The committee has been charged with identifying all information and non-information technology systems that could be affected by the Year 2000 issue.

The Company has developed a phased program to address its Year 2000 issues. The first phase consisted of identifying the Company's IT Systems and Non-IT Systems, and identifying suppliers and customers whose operations could impact those of the Company. Phase one was completed on schedule. The second phase consisted of determining whether those systems are Year 2000 compliant, based on certifications received from suppliers and customers, and on management's assessment of its internal systems. Many of the Company's critical suppliers and vendors have indicated that they already are, or will be Year 2000 compliant during 1999. The second phase was completed in the fourth quarter 1998. Phase three, is already underway, and consists of remediating non-compliant systems, as well as developing a worse case contingency plan. The Company expects to complete this phase early in the second quarter, 1999.

Since the Company's Year 2000 compliance is dependent upon key third parties also being Year 2000 compliant on a timely basis, there can be no guarantee that the Company's efforts will prevent a material adverse impact on its results of operations, financial condition or cash flows. If our systems, or those of key third parties are not fully Year 2000 functional, we estimate that up to a one month disruption in operations could occur. Such a disruption could result in delays in providing services and in issuing billings to customers. These consequences could have a material adverse impact on our results of operations, financial condition and cash flows if we are unable to substantially conduct our business in the ordinary course. We believe that our efforts, including the development of a contingency plan, will significantly reduce the adverse impact that any disruption in business might have. Year 2000 costs are not expected to exceed one quarter of a million dollars. The Company has attempted to identify all of its Year 2000 problem areas, has communicated, and will continue to communicate with its suppliers, customers, and other parties. Management believes that it is taking adequate steps to insure that its systems will be Year 2000 compliant. We believe our ongoing efforts to address the Year 2000 issue will minimize possible negative consequences to our Company.


Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued statement of Financial Accounting Standards (SFAS) No. 133. Accounting for Derivative Instruments and Hedging Activities, which becomes effective for our financial statements beginning January 1, 2000. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. The Company does not expect the adoption of this Statement to have a material impact on our consolidated financial statements.

The American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and SOP 98-5, Reporting on the Costs of Start-up Activities, which are effective in 1999. The Company does not expect adoption of these SOPs to have a material impact on our consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Balance Sheets

                                                                                          December 31,
                                                                                  --------------------------
                                                                                      1998          1997
------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                       $29,752,361   $13,159,431
   Accounts receivable                                                              18,145,856    18,520,347
   Other current assets                                                              5,396,202     2,481,818
------------------------------------------------------------------------------------------------------------
   Total current assets                                                             53,294,419    34,161,596
------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                       22,487,225    20,498,119
   Less: Accumulated depreciation and amortization                                  14,166,163    12,050,903
------------------------------------------------------------------------------------------------------------
                                                                                     8,321,062     8,447,216
------------------------------------------------------------------------------------------------------------
Goodwill (net of accumulated amortization of
   $4,243,606 in 1998 and $3,460,240 in 1997)                                       16,398,245    15,089,108
------------------------------------------------------------------------------------------------------------
Intangible assets (net of accumulated amortization of
   $5,714,039 in 1998 and $4,053,440 in 1997)                                        6,728,112     7,647,711
------------------------------------------------------------------------------------------------------------
Other assets                                                                           274,547       595,486
------------------------------------------------------------------------------------------------------------
                                                                                   $85,016,385   $65,941,117
------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
   Note payable                                                                    $   450,000   $        --
   Accounts payable                                                                  6,606,518     5,577,158
   Accrued expenses:
       Insurance benefits                                                            1,662,747     1,969,403
       Salaries, wages and fees                                                      2,356,582     1,935,277
       Payroll and other taxes                                                         204,893       170,152
       Income taxes payable                                                          3,315,758       610,487
       Discontinued operations                                                       2,845,007       573,970
       Other                                                                         2,377,001     2,944,248
------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                       19,818,506    13,780,695
------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                2,518,487     3,641,051
Minority interest                                                                      385,441            --
------------------------------------------------------------------------------------------------------------
Commitments and contingencies
------------------------------------------------------------------------------------------------------------
Stockholders' equity:
    Common stock, par value $.04 per share; authorized 80,000,000 shares,
       issued 28,379,964 in 1998 and 13,939,115 in 1997                              1,135,198       557,565
    Additional paid-in capital                                                      29,515,099    27,079,265
    Retained earnings                                                               32,616,294    20,901,043
------------------------------------------------------------------------------------------------------------
                                                                                    63,266,591    48,537,873
    Less: Treasury stock at cost, 104,332 shares in 1998 and
       6,732 shares in 1997                                                            972,640        18,502
------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                      62,293,951    48,519,371
------------------------------------------------------------------------------------------------------------
                                                                                   $85,016,385   $65,941,117
------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Income


                                                                                         Years ended December 31,
                                                                   -----------------------------------------------------------------

                                                                          1998                       1997                 1996
Revenues                                                           $ 185,209,776                 $ 165,352,706        $ 156,253,763
Cost of operations                                                   129,261,234                   119,193,062          117,959,274
-----------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                     55,948,542                    46,159,644           38,294,489
Selling, general and administrative expenses                          30,356,166                    29,815,579           29,718,867
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                      25,592,376                    16,344,065            8,575,622
Other income (expense):
     Interest expense                                                     (3,391)                     (168,266)          (1,394,038)
     Interest income                                                     768,476                       295,765              348,153
     Other income, net                                                   (88,171)                      419,899              328,035
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         676,914                       547,398             (717,850)

-----------------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                       26,269,290                    16,891,463            7,857,772
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                          12,084,000                     8,121,000            3,772,000
-----------------------------------------------------------------------------------------------------------------------------------
      Income from continuing operations                               14,185,290                     8,770,463            4,085,772
-----------------------------------------------------------------------------------------------------------------------------------
 Discontinued operations
      Loss on disposal, net of taxes                                  (1,485,000)                           --                   --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                         $  12,700,290                 $   8,770,463        $   4,085,772
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share -- basic:
     Income from continuing operations                             $         .50                 $         .32        $         .15
     Discontinued operations-- net of taxes                                 (.05)                           --                   --
-----------------------------------------------------------------------------------------------------------------------------------
     Net income                                                    $         .45                 $         .32        $         .15
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share -- diluted:
     Income from continuing operations                             $         .48                 $         .31        $         .15
     Discontinued operations-- net of taxes                                 (.05)                           --                   --
-----------------------------------------------------------------------------------------------------------------------------------
     Net income                                                    $         .43                 $         .31        $         .15
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares -- basic                                      28,120,685                    27,536,668           26,910,876
Weighted average shares -- diluted                                    29,859,710                    28,564,132           27,243,802
-----------------------------------------------------------------------------------------------------------------------------------

Per share calculations are adjusted to reflect a two for one stock split effective January 8, 1999.

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity

Years ended December 31, 1996, 1997 and 1998

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Common Stock
                                          --------------------------      Additional
                                           Number of                         Paid-in        Retained       Treasury
                                              Shares          Amount         Capital        Earnings          Stock           Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                 6,744,422    $    269,777    $ 24,080,988    $  9,138,401   $   (357,153)   $ 33,132,013
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                 4,085,772                      4,085,772
Cash dividends ($.015 per share)                                                            (403,818)                      (403,818)
Issuance of stock award                                                        2,405                         29,470          31,875
Exercise of stock options                     47,037           1,881         349,300                        309,181         660,362
Exercised stock options tax benefit                                          213,252                                        213,252
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                 6,791,459         271,658      24,645,945      12,820,355        (18,502)     37,719,456
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                 8,770,463                      8,770,463
Cash dividends ($.026 per share)                                                            (689,775)                      (689,775)
Exercise of stock options                    190,806           7,632       1,745,782                                      1,753,414
Exercised stock option tax benefit                                           665,569                                        665,569
Issuance of shares for employee
   stock purchase plan                        33,268           1,331         298,913                                        300,244
Two for one stock split effective
   August 22, 1997                         6,923,582         276,944        (276,944)                                            --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                13,939,115         557,565      27,079,265      20,901,043        (18,502)     48,519,371
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                12,700,290                     12,700,290
Cash dividends ($.036 per share)                                                            (985,039)                      (985,039)
Issuance of stock award                        2,000              80          38,170                                         38,250
Exercise of stock options                    208,415           8,336       1,244,633                                      1,252,969
Exercised stock option tax benefit                                         1,398,000                                      1,398,000
Issuance of shares for employee
   stock purchase plan                        40,452           1,618         322,630                                        324,248
Purchase of treasury stock                                                                                 (954,138)       (954,138)
Two for one stock split effective
   January 8, 1999                        14,189,982         567,599        (567,599)                                            --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                28,379,964    $  1,135,198    $ 29,515,099    $ 32,616,294   $   (972,640)   $ 62,293,951
-----------------------------------------------------------------------------------------------------------------------------------

Per share amounts are adjusted to reflect a two for one stock split effective January 8, 1999.

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

                                                                                        Years ended December 31,
                                                                        -----------------------------------------------------
                                                                             1998              1997                  1996
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net Income                                                           $ 12,700,290      $  8,770,463          $  4,085,772
   Adjustments to reconcile net income
     to net cash provided by operating activities:
         Loss on disposal                                                  1,485,000                --                    --
         Depreciation and amortization                                     4,704,540         5,022,569             5,071,692
         Provision for bad debt expense                                      130,000           480,000               380,000
         Deferred tax expense (benefit)                                   (2,804,000)          105,478              (467,448)
         Issuance of stock awards                                             38,250                --                31,875
         Loss on sale of fixed assets                                         67,237            61,448                58,313
    Change in assets and liabilities, net of effect
      from acquisitions of businesses:
         Accounts receivable                                                 715,604          (869,320)            6,456,636
         Other assets                                                       (566,046)        2,324,305             1,038,631
         Income tax receivable                                                    --                --             8,004,039
         Accounts payable and accrued expenses                             5,138,185           685,627            (8,347,222)
-----------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                        21,609,060        16,580,570            16,312,288
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
        Net proceeds including escrow funds from dispositions                     --                --            15,000,000
        Business acquisitions, net of cash acquired                       (2,820,352)               --               (37,500)
        Capital expenditures, net of disposals                            (1,833,818)       (1,441,469)           (1,103,601)
-----------------------------------------------------------------------------------------------------------------------------
        Net cash (used in) provided by investing activities               (4,654,170)       (1,441,469)           13,858,899
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
        Issuance of long-term debt                                                --                --            19,000,000
        Principal payments on long-term debt                                      --        (6,280,000)          (47,770,000)
        Proceeds from employee stock purchase plan                           324,248           300,244                    --
        Proceeds related to the exercise of stock options                  1,252,969         1,753,414               873,614
        Treasury Stock acquired                                             (954,138)               --                    --
        Dividends paid                                                      (985,039)         (689,775)             (403,818)
-----------------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                               (361,960)       (4,916,117)          (28,300,204)
-----------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                 16,592,930        10,222,984             1,870,983
Cash and cash equivalents at beginning of year                            13,159,431         2,936,447             1,065,464
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $ 29,752,361      $ 13,159,431          $  2,936,447
-----------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
Cash paid during the year for:
        Interest                                                        $         --      $    179,318          $  1,668,018
        Income taxes                                                    $ 11,573,729      $  7,740,392          $  1,955,316
=============================================================================================================================

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 1 -- Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Hooper Holmes, Inc. and its majority owned subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

Description of the Business

The Company provides alternate-site health information. The Company's network of experienced medical professionals conduct physical examinations, testing, and personal health interviews, primarily for the life and health insurance industry. Information gathered in these activities is used by insurance underwriters to assess risks and make informed decisions. The Company is subject to certain risks and uncertainties as a result of changes that could occur in the life and health insurance industry's underwriting requirements and standards, and in the Company's customer base.

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

Earnings Per Common Share
Basic earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

common stock equivalents. Common stock equivalents (1,739,025, 1,027,464 and 332,926 for 1998, 1997 and 1996, respectively) are shares assumed to be issued if outstanding stock options were exercised. All appropriate share and per share period amounts have also been restated for the January 8, 1999 and August 22, 1997 stock splits (see note 10 "Capital Stock").

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

Fair Value of Financial Instruments

For all financial instruments, at December 31, 1998 and 1997, their carrying value approximates fair value due to the short maturity of these instruments.

Employee Stock Options

Employee non-qualified stock options are granted with an exercise price equal to the market price and, therefore, compensation expense is not recognized on the issuance of employee stock options.

Advertising

Costs related to space in publications are expensed the first time the advertising occurs. Advertising expense was approximately $149,000, $161,000, and $285,000 in 1998, 1997, and 1996, respectively.

Reclassification

Certain 1997 amounts were reclassified to conform with the 1998 presentation.

--------------------------------------------------------------------------------
Note 2 -- Discontinued Operations

In 1995, the Company transferred substantially all of the assets and business of its Nurse's House Call health care division (the "NHC division") to Olsten Corporation, (the "NHC Transaction"), pursuant to an Agreement of Acquisition between the Company and Olsten, dated May 26, 1995. The transaction closed September 29, 1995. Pursuant to the Acquisition Agreement, Olsten transferred to the Company all of the issued and outstanding capital stock of American Service Bureau, Inc., which was engaged in the business of providing paramedical examinations and related services to the life and health insurance industries under the name ASB Meditest ("ASB Meditest"), approximately $27.3 million in cash, and assumed certain specified liabilities of approximately $5.1 million relating to the NHC Division.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

     In 1995, the Company recorded a loss in the amount of $10.3 million, net of tax benefits of $7.6 million, on the disposal of the NHC Division. The Company recorded a provision for certain costs related to the disposal including the transaction loss, severance and other expenses, transaction fees, and accounts receivable collection fees. During the fourth quarter of 1998, the Company recorded an additional after tax charge of $1.5 million, net of a tax benefit of $1.3 million. The charge resulted from residual worker's compensation charges and certain reimbursement issues associated with the NHC Division.

--------------------------------------------------------------------------------
Note 3 -- Acquisitions and Dispositions

On August 12, 1998, the Company acquired specific assets of a health information services company. The purchase price was $750,000. Cost in excess of net assets acquired of approximately $597,000 is being amortized over 15 years. Additionally, a non-competition agreement was entered into in the amount of $150,000, and is being amortized over 5 years.

     On November 30, 1998, the Company acquired a 55% ownership interest in Heritage Labs International LLC, a national provider of laboratory testing services, primarily to life and health insurance companies. The purchase price was approximately $1.8 million. Cost in excess of net assets acquired of approximately $1.4 million is being amortized over 15 years. Additionally, a non-competition agreement was entered into in the amount of $.2 million, and is being amortized over 3 years.

     The acquisitions discussed above have been accounted for using the purchase method of accounting and the purchase price of the acquisitions has been assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations from the date of purchase. The results of operations for 1998 or 1997 would not be materially different if these acquisitions had occurred on January 1, 1997.

--------------------------------------------------------------------------------
Note 4 -- Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts in the amount of $1,091,499 and $872,114 in 1998 and 1997, respectively.

--------------------------------------------------------------------------------
Note 5 -- Property, Plant and Equipment

Property, Plant and Equipment consists of the following:

                                                                      Estimated
                                         December 31,  December 31, Useful Life
                                                1998          1997     In Years
--------------------------------------------------------------------------------
Land and improvements                    $   591,213   $   591,213      10 - 20
--------------------------------------------------------------------------------
Building and improvements                  4,550,903     4,231,689      10 - 45
--------------------------------------------------------------------------------
Furniture, fixtures and equipment         17,345,109    15,675,217       3 - 10
--------------------------------------------------------------------------------
                                         $22,487,225   $20,498,119
================================================================================

--------------------------------------------------------------------------------
Note 6 -- Long Term Debt

The Company's revolving loan facility is a $20.0 million revolving loan which expires on January 2, 2000, with a one year renewable Company option. The revolving loan accrues interest at the bank's base rate minus 1/4% to 1 1/4% or LIBOR plus 3/4% to 1 3/4%, at the election of the Company. The interest rate at December 31, 1998 was 7.75% and the maximum available credit amount was $18.5 million. Such amounts could be withdrawn if an event of default as defined occurs. Also, commitment fees of 1/4% of the unused credit are charged and the loan is unse-

Hooper Holmes, Inc. and Subsidiaries

cured. Dividend payments are limited to maximum quarterly amounts of 30% to 40% of average quarterly net incomes. As of December 31, 1998, there were no borrowings against the revolver loan.

     The Company has entered into a one year renewable Letter of Credit to the benefit of an insurance company relating to workers' compensation insurance. At December 31, 1998, the amount was $1.5 million.

     The note payable of $450,000 is an obligation of our majority owned subsidiary. The interest rate at December 31, 1998 was 8.75%. The note matures on January 1, 2003 and monthly principal payments start February 2000.

--------------------------------------------------------------------------------
Note 7 -- Commitments and Contingencies

The Company leases branch field offices under a number of operating leases which expire in various years through 2003. These leases generally contain renewal options and require the Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment. These leases expire in various years through 2002. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 1998:

Year Ending December 31,
      1999                                                   $ 7,345,267
      2000                                                     5,711,096
      2001                                                     3,071,076
      2002                                                        73,944
      2003                                                        10,160
--------------------------------------------------------------------------------
Total minimum lease payments                                 $16,211,543
--------------------------------------------------------------------------------

     Rental expenses under operating leases were $6,498,217, $5,789,786 and $6,053,129 in 1998, 1997 and 1996, respectively.

     The Company has employment retention contracts with certain executive officers of the Company for a two year period from the date a change in control occurs as further defined in the contracts.

--------------------------------------------------------------------------------
Note 8 -- Litigation

The Company is a party to a number of legal actions arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defense and/or insurance coverage respecting each of these actions and does not believe their ultimate disposition will materially affect the Company's consolidated results of operations or financial position.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Note 9 -- Income Taxes

Income tax expense is comprised of the following:

(in thousands)                          1998              1997            1996
--------------------------------------------------------------------------------
Federal:
        Current                      $ 11,693         $  6,741        $  2,948
        Deferred                       (1,277)            (380)           (354)
--------------------------------------------------------------------------------
State and local:
        Current                         1,930            1,275           1,292
        Deferred                         (262)             485            (114)
--------------------------------------------------------------------------------
                                     $ 12,084         $  8,121           3,772
================================================================================

The following reconciles the "statutory" federal income tax rates to the effective income tax rates:

                                                             1998   1997   1996
--------------------------------------------------------------------------------
Computed "expected" tax expense                               35%    35%    34%
--------------------------------------------------------------------------------
Increase (reduction) in tax expense resulting from:
        State tax, net of federal benefit                      8      7      5
        Non-tax deductible amortization of goodwill            1      5     10
        Other                                                  2      1     (1)
--------------------------------------------------------------------------------
Effective income tax rates                                    46%    48%    48%
================================================================================

     The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

(in thousands)                                              1998           1997
--------------------------------------------------------------------------------
Deferred tax assets:
        Discontinued operation accruals                  $ 1,227        $   241
        Receivable allowance                                 471            366
        Intangible assets                                    219            207
        Insurance benefits                                   717            754
        Other                                                735            119
--------------------------------------------------------------------------------
                                                           3,369          1,687
--------------------------------------------------------------------------------

Deferred tax liabilities:
        Accumulated depreciation                            (637)          (973)
        Acquisition bases adjustment
                primarily intangibles                     (2,556)        (3,342)
--------------------------------------------------------------------------------
                                                          (3,193)        (4,315)
--------------------------------------------------------------------------------
Net deferred tax asset (liability):                      $   176        $(2,628)
================================================================================

        Deferred tax assets (liabilities) are reflected in the consolidated balance sheets at December 31, 1998 as follows: other current assets $2,694,000 and deferred income taxes (noncurrent) $(2,518,000) and at December 31, 1997, other current assets $1,013,000 and deferred income taxes (noncurrent) $(3,641,000).

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

     No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income.

     The principal components of the deferred tax provision in 1998 and 1997 include differences between financial and tax reporting for depreciation and amortization.

--------------------------------------------------------------------------------
Note 10 -- Capital Stock

Stock Split and Authorized Shares -- Effective August 22, 1997 and January 8, 1999, the Company declared two for one stock splits in the form of 100% stock dividends to all stockholders, which were distributed on September 5, 1997, and January 29, 1999, respectively. The stock splits resulted in additional shares of 6,923,582 shares and 14,189,982 shares of common stock, respectively, of which, 1,683 shares and 52,166 shares, respectively, were shares of Treasury Stock. All share and per share amounts have been retroactively restated for these events. On February 24, 1998, the stockholders approved a proposal to increase the authorized number of common shares from 20 million to 80 million.

Stock Repurchase Program -- On January 27, 1998, the Board of Directors approved a Stock Repurchase Program, which authorized management to purchase shares of the Company's common stock at prevailing market prices. During 1998, the Company purchased 97,600 shares of its common stock at an aggregate price of $954,138.

Stockholder Rights Plan -- On January 23, 1990, the Board of Directors adopted a Stockholder Rights Plan, which was amended and restated on May 10, 1991 and further amended on July 12, 1995. The Board declared a dividend of one Common Share Right for each outstanding share of Common Stock distributable on April 2, 1990. Such rights only become exercisable ten business days after (a) the Company or a person or group announces that such person or group (other than certain specified persons, such as the Company, any wholly-owned subsidiary, employee benefit plans of the Company and persons who held at least 20% of the Common Stock when the Rights Plan was adopted, until the occurrence of certain events, or as the result of an acquisition of shares by the Company) has acquired beneficial ownership of 20% or more of the Company's Common Stock or
(b) the commencement of a tender offer by a person or group to acquire 30% or more of the Company's Common Stock (such date, the "Separation Date"). Upon the Separation Date, each right shall constitute the right to purchase one share of Common Stock of the Company for $6.00, subject to adjustment. After (x) the announcement of the acquisition by a person or group of 20% or more of the Company's Common Stock (other than in a tender offer for all shares which has been approved by the Board of Directors), or (y) the Company enters into or consummates a merger or other similar business transaction, or a sale of more than 50% of the assets or earning power, each right shall be adjusted to constitute the right to purchase that number of shares of Common Stock of the Company or capital stock of the acquiring company, as the case may be, having an aggregate market price on the date of such announcement of the acquisition or such consummation or occurrence of the transaction equal to twice the exercise price of $6.00, also subject to adjustment. The rights may be redeemed for $0.05 per right at any time until the tenth day following public announcement that a 20% position has been acquired. The rights will expire on March 16, 2000, unless sooner redeemed

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Stock Purchase Plan -- In 1993, the shareholders approved the 1993 Employee Stock Purchase Plan which provided for granting of purchase rights to all full-time employees, as defined, of up to 1,000,000 shares. This plan terminated on December 31, 1998. The plan provided for the purchase of shares on the date one year from the grant date. During the year after the grant date, up to 10% of an employee's compensation was withheld for their purchase. An employee can cancel their purchase any time during the year, without penalty. The purchase price was 95% of the closing common stock price on the grant date. In April 1997 and April 1998, the Company distributed 66,536 shares, and 80,904 shares, respectively, under the April 1996 and April 1997 grants, and the aggregate purchase price was $300,244, and $324,248, respectively. In April 1998, the Company made a grant of approximately 71,000 shares, and the aggregate purchase price is approximately $579,000.

Stock Awards -- The Company's Chairman and president is entitled to receive stock awards based on the attainment of performance goals established for any given year. For the years ended December 31, 1998, 1997 and 1996, awards of 5,000, 4,000 and 10,000 shares, respectively, have been granted.

Stock Option Plan -- The Company's stockholders approved stock option plans totaling 1,200,000 and 2,000,000 shares in 1988 and 1992, respectively, and 2,000,000 and 1,200,000 shares in 1994 and 1997, respectively, which provide that options may be granted to management. Options are granted at market value on the dates of the grants and are exercisable as follows: 25% after two years and 25% on each of three anniversary dates thereafter, and terminate after 10 years.

     In May, 1997, the Company's stockholders approved the 1997 Director Stock Option Plan for 600,000 shares, which provides 100,000 options to non-employee Directors. The options were granted at market value on the date of the grant, and are exercisable in five equal annual installments beginning on the first anniversary of the date of the grant. The Company currently has five non-employee directors.

     Also in May 1997, the Company's stockholders approved the CEO Stock Option Agreement, which provides options to acquire 400,000 shares to the Chief Executive Officer, at an exercise price equal to the fair value at the date of grant. The options vest 80,000 shares annually for five years. Any unvested options will become immediately exercisable in 1999, if two performance related conditions are met: (a) the Company's earnings per share are at least $.35 for the year ended December 31, 1998, and (b) the Company's closing stock price is at least $7.50 per share for any consecutive 30 day period during the six months ended June 30, 1999. These conditions have been met.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------


The following table summarizes stock option activity:

                                                    Under Option
--------------------------------------------------------------------------------
                                         Shares                         Weighted
                                  Available for                 Average Exercise
                                          Grant          Shares  Price Per Share
--------------------------------------------------------------------------------
Balance January 1, 1996               1,365,004       3,652,000           $ 2.72
        Granted                              --              --               --
        Exercised                            --        (300,648)            2.20
        Cancelled                        28,200         (28,200)            2.50
--------------------------------------------------------------------------------
Balance December 31, 1996             1,393,204       3,323,152             2.77
        Authorized                    2,200,000              --               --
        Granted                      (1,596,000)      1,596,000             4.17
        Exercised                            --        (579,322)            3.03
--------------------------------------------------------------------------------
Balance December 31, 1997             1,997,204       4,339,830             3.25
        Granted                      (1,210,800)      1,210,800            10.47
        Exercised                            --        (416,830)            3.01
        Cancelled                        28,850         (28,850)            5.04
--------------------------------------------------------------------------------
Balance December 31, 1998               815,254       5,104,950           $ 4.97
================================================================================

The weighted average fair value per stock option granted was $5.96 for the 1998 options, $2.36 for the 1997 options, and no options were granted in 1996. The Company estimated the fair values using the Black-Scholes option pricing model, modified for dividends and using the following assumptions:

                                                  1998          1997       1996
--------------------------------------------------------------------------------
Expected dividend yield                            .34%          .37%        --
Risk-free interest rate                           4.75%         6.13%        --
Expected stock price volatility                  41.90%        39.01%        --
Expected term until exercise (years)                 9             9         --
================================================================================

The Company does not record compensation expense for stock option grants. The following table summarizes results as if the Company had recorded compensation expense for the 1998, 1997, and 1996 option grants:

(thousands of dollars, except per share data)       1998        1997        1996
--------------------------------------------------------------------------------
Net income:
        As reported                              $12,700      $8,770      $4,086
        Pro forma                                 11,552       8,066       3,864
Basic earnings per share:
        As reported                              $   .45      $  .32      $  .15
        Pro forma                                    .41         .29         .14
Diluted earnings per share:
        As reported                              $   .43      $  .31      $  .15
        Pro forma                                    .39         .28         .14
================================================================================

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

     The pro forma effects on net income and earnings per share for 1998, 1997, and 1996 may not be representative of the pro forma effects in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extend beyond the reported years.

     The following table summarizes information concerning options outstanding at December 31, 1998:

                         Options Outstanding                               Options Exercisable
        -----------------------------------------------------------      ------------------------
                                               Weighted
                                                Average   Weighted                       Weighted
                               Number         Remaining    Average             Number     Average
        Range of          Outstanding       Contractual   Exercise        Exercisable    Exercise
        Exercise Prices   at 12/31/98      Term (Years)      Price        at 12/31/98       Price
        -----------------------------------------------------------------------------------------
        $1.94 - $3.50       1,999,250               4.9     $ 2.49          1,272,300       $2.69
         4.06 -  4.22       1,913,500               7.4       4.09            317,500        3.74
         6.44 - 13.38       1,192,200               9.6      10.53                  0           0
        =========================================================================================

--------------------------------------------------------------------------------

Note 11 --            This plan is available to all employees with at least one
401K Savings and      year of service of greater than 1,000 hours of employment,
Retirement Plan       and is administered by Merrill Lynch. The Company matches
                      up to 25% of the first 10% of employee salary contributions. The Company's payments for 1998, 1997, and 1996, were $300,000, $251,000, and $228,000, respectively.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Independent Auditors' Report



The Board of Directors and Stockholders
Hooper Holmes, Inc.

We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


KPMG LLP


Short Hills, New Jersey
February 18, 1999

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Selected Financial Data

                                                                                For the years ended December 31,
                                                        ----------------------------------------------------------------------------
(dollars in thousands except per share data)                    1998            1997           1996           1995           1994
------------------------------------------------------------------------------------------------------------------------------------
Statement of Income Data:
        Revenues                                         $    185,210    $    165,353   $    156,254    $    111,313    $     92,534
        Operating income                                       25,592          16,344          8,576           4,059           3,803
        Interest expense                                            3             168          1,394           1,674             994
        Income from continuing operations                      14,185           8,770          4,086           1,667           1,480
        Income (loss) from discontinued operations/(1)/        (1,485)             --             --         (14,716)          1,184
        Net income (loss)                                      12,700           8,770          4,086         (13,049)          2,664
Earnings per share -- basic:
        Income from continuing operations                         .50             .32           0.15            0.06            0.06
        Discontinued operations/(1)/                             (.05)             --             --            (.55)           0.04
        Net income (loss)                                         .45             .32           0.15            (.49)           0.10
Earnings per share -- diluted:
        Income from continuing operations                         .48             .31           0.15            0.06            0.06
        Discontinued operations/(1)/                             (.05)             --             --            (.55)           0.04
        Net income (loss)                                $        .43    $        .31   $       0.15    $       (.49)   $       0.10
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                                 $       .036    $      0.026   $      0.015    $      0.015    $      0.075
------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares -- basic                           28,120,685      27,536,668     26,910,876      26,828,512      26,826,852
Weighted average shares -- diluted                         29,859,710      28,564,132     27,243,802      26,904,714      26,915,582
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (as of December 31):
        Working capital                                  $     33,476    $     20,381   $     11,807    $     24,786    $      6,407
          Total assets                                         85,016          65,941         61,296          93,997         103,172
        Current maturities of long-term debt                      450              --          1,030           8,800           2,150
        Long-term debt, less current maturities                    --              --          5,250          26,250          46,327
        Total long-term debt                                      450              --          6,280          35,050          48,477
        Stockholders' equity                             $     62,294    $     48,519   $     37,719    $     33,132    $     46,502
====================================================================================================================================

Per share calculations are adjusted to reflect a two for one stock split effective January 8, 1999.

/(1)/ See Note 2 to the consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Quarterly Common Stock Price Ranges and Dividends

                        1998                                1997
            ------------------------------     -----------------------------
    Quarter   High       Low     Dividend         High      Low    Dividend
   -------------------------------------------------------------------------
    First   10 11/16     6 7/16      .008       4 13/32    3 7/8       .005
    Second  12 29/32    10 3/32      .008       5 13/16    4 3/32      .005
    Third   11 15/16     8           .01        6 27/32    5 17/32     .008
    Fourth  14 15/16     9 3/8       .01        7 15/16    6 13/32     .008
   -------------------------------------------------------------------------

   Adjusted to reflect a two for one stock split effective January 8, 1999.



Quarterly Financial Data (Unaudited)
(dollars in thousands except per share data)

                                                                                                  Per Share of Common Stock
                                                             Income from                                 Net Income
                                                  Gross       Continuing                        -------------------------------
Quarter                       Revenues           profit       Operations       Net Income             Basic        Diluted
-------------------------------------------------------------------------------------------------------------------------------
1998
Fourth                        $ 48,147         $ 14,078         $  4,068         $  2,583/(1)/       $ 0.09/(1)/    $ 0.09/(1)/
Third                           45,383           13,623            3,538            3,538              0.13           0.12
Second                          45,569           13,750            3,390            3,390              0.12           0.11
First                           46,111           14,498            3,189            3,189              0.11           0.11
-------------------------------------------------------------------------------------------------------------------------------
Total                         $185,210         $ 55,949         $ 14,185         $ 12,700            $ 0.45         $ 0.43
-------------------------------------------------------------------------------------------------------------------------------
1997
Fourth                        $ 42,539         $ 11,883         $  2,851         $  2,851            $ 0.10         $ 0.10
Third                           40,701           11,544            2,280            2,280              0.08           0.08
Second                          41,399           11,666            2,115            2,115              0.08           0.08
First                           40,714           11,067            1,524            1,524              0.06           0.05
-------------------------------------------------------------------------------------------------------------------------------
Total                         $165,353         $ 46,160         $  8,770         $  8,770            $ 0.32         $ 0.31
===============================================================================================================================

Per share calculations are adjusted to reflect a two for one stock split effective January 8, 1999.

/(1)/ Net income and earnings per share include a charge for discontinued operations, net of tax of $1.5 million or $.05 per share. See note 2 to the Consolidated Financial Statements.

Directors and Officers

Directors
Benjamin A. Currier
Retired. Formerly
Senior Vice President,
Security Life of Denver Ins. Co. --
ING/Barings

Quentin J. Kennedy
Retired. Formerly
Executive Vice President,
Secretary and Director
Federal Paper Board Company

Elaine L. Rigolosi
Professor of Education
Department of Organization and
Leadership Teachers College Columbia
University

James M. McNamee
Chairman, President and
Chief Executive Officer

John E. Nolan
Partner
Steptoe & Johnson

Kenneth R. Rossano
Senior Vice President
Cassidy & Associates

G. Earle Wight
Senior Vice President




Officers
James M. McNamee
Chairman, President and
Chief Executive Officer

Paul W. Kolacki
Executive Vice President and
Chief Operating Officer

Robert William Jewett
Senior Vice President,
General Counsel and Secretary

Fred Lash
Senior Vice President,
Chief Financial Officer
and Treasurer

G. Earle Wight
Senior Vice President

Francis A. Stiner
Vice President



Stock Listing
The Company's common stock is
traded on the American Stock Exchange
(AMEX) under the symbol "HH".


Form 10-K
Holders of the Company's common
stock may obtain, without charge,
a copy of the Hooper Holmes, Inc.
Annual Report on Form 10-K as filed
with the Securities and Exchange
Commission upon request.

Address inquires to:
Secretary
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

Independent Certified
Public Accountants
KPMG LLP
Short Hills, NJ

Transfer Agents & Registrar
First City Transfer Company
Iselin, NJ

Annual Meeting
May 25, 1999
at the Company's Corporate Headquarters
Basking Ridge, NJ