Form 10-K405, Exhibit 13
period 1999-12-31
HOOPER HOLMES INC
filed 2000-03-30
CIK 741815

Financial Highlights

                                                                                Years ended December 31,
                                                                 -----------------------------------------------------
(dollars in thousands except per share data)                           1999                1998                  1997
----------------------------------------------------------------------------------------------------------------------
Revenues                                                           $237,068        $    185,210          $    165,353
Operating income                                                     36,535              25,592                16,344
Income from continuing operations                                    20,793              14,185                 8,770
Loss from discontinued operations                                        --              (1,485)                   --
Net income                                                           20,793              12,700                 8,770
Earnings per share -- basic
      Continuing operations                                             .72                 .50                   .32
      Discontinued operations                                            --                (.05)                   --
      Net income                                                        .72                 .45                   .32
Earnings per share -- diluted
      Continuing operations                                             .68                 .48)                  .31
      Discontinued operations                                            --                (.05)                   --
      Net income                                                        .68       $         .43          $        .31
Cash dividend per share                                                 .05       $         .04          $        .03
Weighted average number of shares -- basic                       28,780,282          28,120,685            27,536,668
Weighted average number of shares -- diluted                     30,766,779          29,859,710            28,564,132
----------------------------------------------------------------------------------------------------------------------

Per share and share amounts have been adjusted to reflect a two for one stock split effective January 8, 1999.

     Revenues                 Operating Income          Earnings Per Share
Dollars in Millions         Dollars in Millions    (From continuing operations)
                                                              Dollars

     [GRAPH]                      [GRAPH]                     [GRAPH]

                                                            1999 Annual Report 1

"Our long-standing reputation and financial "strength create opportunities for us that "we believe are unequaled in our industry."


To Our Shareholders:

Hooper Holmes reaffirmed its position in 1999 as the Leader in Technology-Delivered Health Information to the life insurance industry. Our progress was substantial and across the board. We generated strong financial results, including record revenues, operating earnings and operating margins. We completed a major acquisition that has expanded our geographical reach and strengthened our sales and marketing base. In addition, our efforts to target alternative distribution channels continued to be rewarded: By the fourth quarter of 1999, non-traditional channels represented 19% of total revenues, up dramatically from 14% in the year ago period.
Our financial and operating results demonstrate this Company's continued ability to leverage its branch network and technology infrastructure. At Hooper Holmes, we take great pride in delivering results that spur further growth and maximize value for shareholders. We have also been gratified by the market's recognition of the Company's achievements. Hooper Holmes' market capitalization at the end of the year was nearly twice the value at the beginning -- a claim we are pleased to make for the second year in a row.

Strong Financial Performance
The year 1999 marked the beginning of Hooper Holmes' second century as a business. We completed our first year in our new century even stronger than we finished the last. Revenue increased 28 percent to $237.1 million from $185.2 million in 1998. Operating income grew 43 percent to $36.5 million from $25.6 million a year ago. Operating margins for the year expanded a full 160 basis points to 15.4% from 13.8% in 1998.
     Net income from continuing operations rose 47 percent to $20.8 million from $14.2 million in 1998. Earnings increased 42 percent to $0.68 per diluted share, based on 30,766,779 diluted shares outstanding, from $0.48 per diluted share, based on 29,859,710 diluted shares outstanding, excluding a 1998 after-tax charge associated with a prior divestiture.
     These strong financial results reflect an increase in overall unit volume, a growing number of tests and services being performed per exam and contributions from the acquisitions of Heritage Labs, which was completed in December 1998, and Paramedical Services of America (PSA), which closed on November 1, 1999.

Extending Our Reach
Atlanta-based PSA, which we acquired from Pediatric Services of America, expanded our capabilities to provide outsourced health information for the life and health insurance industries on a nationwide basis. With this acquisition, Hooper Holmes not only increased its customer base, but also its ability to serve the companies' customers through increased automation, improved responsiveness and more complete geographic coverage. In addition, we broadened our marketing and new customer opportunities and created significant operating synergies.

2 Hooper Holmes, Inc.

       [PHOTO]

James M. McNamee
Chairman, President and
Chief Executive Officer

     To begin to realize the full benefits from this acquisition, Hooper Holmes moved swiftly to integrate PSA. By the end of 1999, we had assessed the administrative overlap of the PSA and Hooper Holmes offices and fully integrated 34 of PSA's more than 100 branches. The remaining PSA offices were merged into existing Hooper Holmes locations. The entire process was completed by the end of January 2000.

The Year Ahead
As we begin a new year, there are a number of trends in the life insurance industry that we believe will benefit Hooper Holmes. First, there is a growing trend among providers and marketers of life insurance, as well as traditional insurance companies, to market their products through the Internet, direct mail and the mass media. These alternative distribution channels (ADCs) have been contributing progressively larger amounts to our revenues. Second, we believe that insurance companies are gradually reducing the number of approved health information service providers to include only those companies with a national network that can meet insurers' technology, timing and quality needs. As the leader in technology-delivered health information, Hooper Holmes is incomparably well positioned to benefit from this. Third, as a result of the increasing size of the average insurance policy and the rising age of the average applicant, we believe that life insurers are requiring more examinations and other additional information services to assess the risks of their insurance applicants.
     We have strategically positioned ourselves to capitalize on all of these industry trends. Our Company is using the most advanced automation technology to provide the most comprehensive array of health information services to the life insurance industry. We are also focused on increasing our efforts to expand business with ADCs; leveraging our national network; continuing to pursue strategic acquisitions; and expanding into related lines of business. Our long-standing reputation and financial strength create opportunities for us that we believe are unequaled in our industry.
     Hooper Holmes pursues these strategies with a strong balance sheet.
Total stockholders' equity was up 44 percent to $89.7 million in 1999 from $62.3 million for 1998. In addition, our successful secondary offering of common stock, which was completed in February 2000, has enabled us to repay approximately $50 million of the $65 million in debt we incurred in connection with the acquisition of PSA. In short, we continue to have the resources and flexibility that have been the hallmarks of this Company.
     Hooper Holmes has been able to achieve these outstanding results because of the hard work and dedication of its employees, the business we receive from our growing base of customers, and the support and confidence of our investors and the financial community. We thank you all for your contributions to our success and look forward to sharing more good news with you throughout 2000.

                               /s/ James M. McNamee

                               James M. McNamee
                               Chairman, President and Chief Executive Officer

                                                            1999 Annual Report 3

By using the most innovative technologies, Hooper Holmes is able to maintain a strong competitive edge and offer its customers the most efficient and convenient service in the industry.

                                    [PHOTO]

Income from continuing operations rose
47% to $20.8 million in 1999 up from $14.2 million in 1998.


4 Hooper Holmes, Inc.

Technology Fueling Growth


"Our enthusiastic acceptance and pioneering "use of technology is a vital component of "our growth and financial success."


Hooper Holmes has long been a leader in the health information services business. Our leadership is reflected not only in terms of market share, but also in how we have embraced technology. Our enthusiastic acceptance and pioneering use of technology is a vital com-ponent of our growth and financial success and has resulted in Hooper Holmes having the most automated branch network and operating system in the industry. As a result, Hooper Holmes is uniquely positioned to realize the benefits from the growth of the Internet and the proliferation of alternative distribution channels (ADCs).
     One of the technologies that has enabled us to significantly improve the speed and efficiency of our service and the transparency of our exam results is the Internet. In 1999, Hooper Holmes expanded its Portamedic website, portamedic.com, to allow insurance companies to place orders and schedule medical exams by Portamedic professionals for underwriting policies, monitor order status and communicate client information quickly and securely. Our website enhances our ability to serve both our existing agent-based business and alternative distribution networks for life and health insurance. Moreover, it enables us to further leverage our technology infrastructure and branch network without compromising our high level of service. The success of our website is illustrated by the dramatic increase in its use. Electronic ordering rose to 40% of all orders in 1999.

Net Income
(from continuing operations)
Dollars in Millions

[GRAPH]

Transforming an Industry
The Internet is truly transforming the insurance industry -- not only in terms of automation but also in terms of marketing. It has created an environment in which insurers and brokers can efficiently and effectively reach consumers directly. By making it easier for consumers to shop for and compare policies, the Internet has revitalized policy sales in the insurance industry in a way that is very beneficial to Hooper Holmes. We believe that as the success of these marketing methods continues to unfold, the industry will become more reliant on outsourcing for required services.
     Hooper Holmes, while not an e-business per se, is in the enviable position of having an infrastructure, production capabilities and network that are ideally suited for ADCs, including the Internet. In fact, we are the leader in the new ADC market. It is instructive to compare our operating model and position with those of many emerging e-business companies. Those business-to-business (B2B) and business-to-consumer (B2C) companies have been able to establish a web presence -- but must make substantial investments to attract customers, forge relationships with industry leaders and build an infrastructure to deliver their products and services.

                                                            1999 Annual Report 5

With a network of 8,700 examiners and 230 branch offices, Portamedic is able to schedule a medical exam within 24 hours anywhere in the country.

                                    [PHOTO]

                                     117%
                                       Total assets rose 117% to $184.5 million in 1999 up from $85.0 million in 1998.

6 Hooper Holmes, Inc.

Operations Review

"The Internet has revitalized policy sales in "the insurance industry in a way that is very "beneficial to Hooper Holmes."

     Hooper Holmes, in contrast, already possesses an established national network that is second to none. And we already enjoy strong relationships with all of the top 50 life and health insurance companies in the U.S. Indeed, even before the Internet revolution, our Company had the infrastructure in place to cost-effectively schedule and conduct exams nationwide. Alternative distribution channels (ADC), including the Internet, has just made it easier and less expensive to do so. For 1999 ADC-generated insurance applications accounted for almost 19% of our total revenues, compared with 14% for 1998.

Leveraging the Network
Another way in which we utilize technology to help our customers gather health information is by leveraging our infrastructure to provide ancillary services for policies that are too small to warrant an in-person visit and for very large policies in which the underwriter has requested additional information. Hooper Holmes' Infolink system enables us to electronically send clients their applicants' employment information, physical and medical histories and attending physician statements. Our Teledex system supplies the above information, plus highlights of a phone interview with the applicant.
     One of the goals of our acquisition strategy is to broaden our core business by achieving new technological niches that will enable us to expand our service offerings both within the industry and in related areas, such as monitoring clinical trials for drug companies. This will give us the opportunity to win new customers, generate more revenue per customer and further improve our margins.
     One example of how we are executing this strategy is our recent acquisition of the exclusive rights to a suite of software known as "TEAM 96" and "TEAM" for our Portamedic division. This reliable, tested case-management and billing software product will be used by our current contract affiliates, many of whom have already used it in the past. In addition, the proprietary software can be used to attract new affiliates to Portamedic.
     Hooper Holmes sees a bounty of opportunities in its future to further leverage its established technologies and expand into related areas by acquiring new technologies. Our mission to offer our customers the most useful and innovative services has always been and will continue to be the best way for us to continue to provide our shareholders with optimal growth.

Growth By Acquisition
Hooper Holmes has been able to expand its service offerings, technology and client base by acquiring companies that complement its core business. Our most recent addition, Paramedical Services of America (PSA), acquired during the fourth quarter of 1999, has enabled us to provide more complete

                                                            1999 Annual Report 7

Strategic acquisitions have enabled Hooper Holmes to offer complimentary services, such as laboratory testing. It also allows us to attract more new customers, build more significant relationships with our existing customers and enhance our margin growth.

                                    [PHOTO]


                                      42%
                                          Earnings per share rose 42% to $.68
                                          in 1999 up from $.48 in 1998.

8 Hooper Holmes, Inc.

Operations Review

"Hooper Holmes will continue to pursue "acquisitions that fit our strategic profile "in terms of leveraging our invested capital, "strong customer relationships and "operations infrastructure."

geographic coverage to better serve our existing customers, and has enhanced our overall sales and marketing base to reach prospective new customers. Following the consolidation of this acquisition, Hooper Holmes added 34 branch offices and about 3,000 production examiners throughout the U.S., giving us a total of over 230 offices and more than 8,700 examiners. By rapidly completing the assessment and integration of PSA's offices, we are maximizing the immediate benefits of the acquisition. This was a very important strategic move and is a shining example of our ongoing efforts to enhance our competitive edge.
       Heritage Labs, in which we acquired a majority share in 1998, generated $6.4 million in revenue for 1999, which was right in line with our expectations. We expect to nearly double Heritage's revenues this year by increasing the number of units it processes electronically through Portamedic and by introducing Portamedic Select, a new product that will bundle Heritage's blood-, urine- and saliva-testing services under one umbrella. Portamedic Select is designed to enable Hooper Holmes to benefit from an operating standpoint and allow our customers to benefit from a pricing standpoint.
     Hooper Holmes will continue to pursue acquisitions that fit our strategic profile in terms of leveraging our invested capital, strong customer relationships and operations infrastructure. We remain committed to a disciplined approach to acquisitions that emphasizes both strategic and financial benefits.

Working Capital
Dollars in Millions

[GRAPH]

Favorable Industry Trends
Consolidation of the insurance industry continued in 1999, and Hooper Holmes is continuing to reap the benefits. Although there are now fewer companies in the industry, they are larger. And bigger insurers tend to prefer working with a limited number of vendors to meet their health information needs. Because of our national network and sophisticated technology, we are their best choice.
     As the Baby-Boomer generation ages, our prime demographic group is continuing to increase. This ongoing trend results in a greater number of people in their late 30s to late 50s - the most common age for insurance purchasers. Moreover, the age of the applicants, combined with the types of policies they are choosing, is continuing to result in the purchase of more expensive policies. With the age or dollar threshold that triggers a paramedical exam trending downward, along with the increase in the popularity of outsourcing, Hooper Holmes is being presented with more service opportunities than ever before in many areas.

                                                            1999 Annual Report 9

The employees at Hooper Holmes keep our Company strong and keep our growth strategy securely on track.

                                    [PHOTO]

                                      44%
                                          Stockholders' Equity rose 44% to
                                          $89.7 million in 1999 up from
                                          $62.3 million in 1998.

10 Hooper Holmes, Inc.

Operations Review

"Insurers, large and small, are looking to "work with a single vendor. Because of "our national network and sophisticated "technology, we are their best choice."

Employees that Care About Delivering Quality
A company is only as good as its people and, for Hooper Holmes, that's a very positive thing. Our people are dedicated, hard working and committed to delivering the very best service possible. They take great pride in their work, and we take great pride in them. Our experienced field managers have been especially effective at building and maintaining solid relationships with our clients, which enables our Company to continue to expand its strong position in the industry.

       To keep our people motivated and reward them for their efforts on behalf of Hooper Holmes, we provide a generous incentive plan for all eligible employees throughout the organization. It is our way of recognizing their invaluable contribution to our success.

Ready for the Future
To build on its many successes and achievements, Hooper Holmes remains focused on executing a growth strategy that has served this Company and its shareholders well. The key elements are:

 . Continuing our commitment to industry leadership through automation.
In 1999, we received 40% of all orders electronically. We intend to continue to invest in technology to further enhance our services and provide greater access over the Internet.

 . Increasing our focus on alternate distribution channels. We are committed to aggressively pursuing sales to companies using these channels.

 . Leveraging our national branch network. The combination of our extensive branch network and technology infrastructure positions us to continue to increase business volumes with marginal increases in branch operating expenses.

 . Continuing to pursue strategic acquisitions. Our acquisitions of PSA and Heritage Labs represent the kind of complementary acquisitions we will continue to explore.

 . Expanding into related lines of business. There are a number of business lines that could potentially leverage our branch network, services capabilities or customer base. We continue to look at services for the long-term care insurance market and workers' compensation case management. We will continue to explore opportunities that make strategic sense.

                                                           1999 Annual Report 11

Stockholder's Equity

Dollars in Millions

[GRAPH]

Nationwide Network

With an extensive network of more than 230 branch offices, Hooper Holmes is always within close proximity to potential insurance applicants throughout the United States. Our recent acquisition of PSA both increased our branch office network and the total number of our field examiners. The Company is headquartered in Basking Ridge, NJ.

                                     [MAP]


         Cash Flow             "Hooper Holmes has          Cash Flow EPS
(from continuing operations)  generated increasing  (from continuing operations)
     Dollars in Millions        free cash flows                Dollars
                               as a result of our
          [GRAPH]            continued exceptional             [GRAPH]
                                  performance."


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




Results of Operations

1999 Compared to 1998
Total revenues for 1999 increased 28% to $237.1 million from $185.2 million for 1998. This growth resulted from a 16% increase in the number of paramedical examinations performed to 2,917,000 from 2,515,000, the acquisition of Paramedical Services of America, Inc. (PSA) on November 1, 1999 (see Note 3 of the consolidated financial statements), an increase in services performed per examination, an increase in the number of Infolink reports to 350,000 from 303,000, and a modest price increase. The increase in Infolink reports resulted from management reemphasizing branch generation of Infolink reports.

The Company's cost of operations in 1999 totaled $164.0 million compared to $129.3 million for 1998. Cost of operations as a percentage of revenues totaled 69.2% for 1999 versus 69.8% for 1998. As a percentage of revenues, the decrease is due to ongoing efforts to control branch operating expenses, despite increased revenue growth and slightly lower direct production costs.

Selling, general and administrative (SG&A) expenses were $36.6 million for 1999 compared to $30.4 million for 1998. As a percentage of revenues, SG&A expenses decreased to 15.4% for 1999 from 16.4% for 1998, which is due to management's continued efforts to control corporate expenses.

Accordingly, the Company's operating income for 1999 increased to $36.5 million versus $25.6 million for 1998, and as a percentage of revenues, increased to 15.4% for 1999 compared to 13.8% for 1998.

Other income items in 1999 were primarily interest earned on invested funds, the average balance of which was $35.1 million in 1999 over $22.7 million for 1998, and interest expense increased in 1999 to $.9 million, as a result of borrowings against the Company's term loan, used to finance the acquisition of PSA.

The effective tax rate was 44% and 46% for 1999 and 1998, respectively. The decrease is the result of increased profitability which lessened the impact of non-tax deductible amortization of goodwill from a 1995 acquisition.

As a result of the foregoing, net income from continuing operations in 1999 totaled $20.8 million or $0.68 per diluted share compared to $14.2 million or $.48 for 1998.

Inflation did not have a significant effect on the Company's operations in 1999.

1998 Compared to 1997
Revenues for 1998 increased 12.0% to $185.2 million from $165.4 million for 1997. This growth resulted from an 8.3% increase in the number of Portamedic examinations performed to 2,515,000 from 2,323,000, an increase in the services performed per examination, and a modest price increase and was offset by a 10.1% decrease in Infolink reports to 303,000 from 337,000. The decrease in Infolink reports resulted from a management decision to reduce the volume of the less profitable portions of this business.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

The Company's cost of operations in 1998 totaled $129.3 million compared to $119.2 million for 1997. Cost of operations as a percentage of revenues decreased from 72.1% for 1997 versus 69.8% for 1998. This decrease was due to declining direct production costs and branch operating costs as a percentage of revenues.

Selling, general and administrative expenses totaled $30.4 million as compared to $29.8 million for 1998 and 1997, respectively, and as a percentage of revenues totaled 16.4% as compared to 18.0%. As a percentage of revenues, this reduction was the result of management's continued success in controlling personnel and related corporate expenses.

Accordingly, our operating income improved to $25.6 million from $16.3 million, and as a percentage of revenues, increased to 13.8% from 9.9% for 1998 and 1997, respectively.

Other income items in 1998 were primarily interest earned on invested funds, the average balance of which was $22.7 million for 1998 over $8.2 million for 1997.

The effective tax rates were 46% and 48% for 1998 and 1997, respectively. The decrease was the result of increased profitability, which lessened the impact of non-tax deductible amortization of goodwill from a 1995 acquisition.

As a result of the foregoing, net income from continuing operations in 1998 totaled $14.2 million or $.48 per diluted share, compared to $8.8 million or $.31 for 1997.

The net loss from discontinued operations totaled $1.5 million or $.05 per diluted share in 1998. The charge evolved from residual workers' compensation charges and certain reimbursement issues associated with the divestiture of Nurse's House Call in 1995. Net income for 1998 totaled $12.7 million or $.43 per diluted share, compared to $8.8 million or $.31 per diluted share for 1997. Net income in 1998 included a $1.5 million, or $.05 per share charge from discontinued operations, as previously noted.

As a result of the foregoing, net income in 1998 totaled $12.7 million or $0.43 per diluted share compared to $8.8 million or $0.31 per diluted share for 1997.

Inflation did not have a significant effect on the Company's operations in 1998.


Liquidity and Financial Resources

The Company's primary sources of cash are internally generated funds and the Company's senior credit facility.

On February 29, 2000, the Company successfully completed a 3,675,000 share offering of common stock, at an offering price of $25.125 per share and provided net proceeds of approximately $87 million to the Company.

On October 29, 1999, the Company replaced its previous revolving loan facility and entered into a senior credit facility with three banks that included a $65 million, six-year term loan, and a $35 million dollar, three-year revolving loan. The loans bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 1 3/4%, depending on our consolidated funded debt, as defined, to our earnings before interest, taxes, depreciation and amortization or "EBITDA" ratio. As of December 31, 1999, interest was payable at an effective interest rate of 7.535% per annum. No principal payments are due on the term loan for the first eighteen months. As of December 31, 1999, we borrowed the entire amount of the term loan to finance a portion of the purchase price of PSA. There are no borrowings against the revolving

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

loan. In conjunction with the February 29, 2000 secondary stock offering, the Company repaid $50 million against the term loan.

For the year ended December 31, 1999, the net cash provided by operating activities was $30.9 million as compared to $21.6 million in 1998. The significant sources were net income of $20.8 million, $5.3 million of depreciation and amortization, $11.1 million increase in accounts payable and accrued expenses which were offset by an increase in accounts receivable of $6.0 million. The increase in accounts receivable was due to a 28% increase in revenue for the year ended December 1999. Days sales outstanding "DSO" was 54.5 days at December 31, 1999, compared to 32.7 days at December 31, 1998. The increase in DSO is driven by the increased revenue growth in the fourth quarter 1999. DSO for the 61 day period ending December 31, 1999, was 39.7 days, a more representative level.

Our current ratio as of December 1999 was 3.0 to 1, compared to 2.7 to 1 at December 31, 1998. Also, inflation has not had, nor is it expected to have, a material impact on our consolidated financial results, and we currently have no material commitments for capital expenditures. Quarterly dividends paid in 1999 were $.0125 per share.

Management believes that the combination of current cash and cash equivalents, other working capital sources, and available borrowings under our senior credit facility, along with anticipated cash flows from continuing operations, will provide sufficient capital resources to satisfy both our short-term and foreseeable long-term needs.


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


Year 2000 Computer Systems Compliance

Our internal business critical systems and applications were updated for Year 2000 compliance. We did not experience any problems with our internal business critical systems and applications nor are we aware of any continuing Year 2000 problems affecting our critical vendors or customers.



Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued statement of Financial Accounting Standards (SFAS) No. 133. Accounting for Derivative Instruments and Hedging Activities, which, as amended, becomes effective for our financial statements beginning January 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. The Company does not expect the adoption of this Statement to have a material impact on its consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Balance Sheets

                                                                                                        December 31,
                                                                                        -----------------------------------
                                                                                                 1999                  1998
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                            $  41,363,019         $  29,752,361
   Accounts receivable                                                                     36,836,412            18,145,856
   Other current assets                                                                     5,233,884             5,396,202
---------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                    83,433,315            53,294,419
---------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                              26,465,947            22,487,225
   Less: Accumulated depreciation and amortization                                         16,075,132            14,166,163
---------------------------------------------------------------------------------------------------------------------------
                                                                                           10,390,815             8,321,062
---------------------------------------------------------------------------------------------------------------------------
Goodwill (net of accumulated amortization of
   $5,483,514 in 1999 and $4,243,606 in 1998)                                              73,276,965            16,398,245
---------------------------------------------------------------------------------------------------------------------------
Intangible assets (net of accumulated amortization of
   $7,658,860 in 1999 and $5,714,039 in 1998)                                              16,523,290             6,728,112
---------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                  846,943               274,547
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 184,471,328         $  85,016,385
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
   Current maturities of long-term debt                                                 $     142,953         $     450,000
   Accounts payable                                                                        11,543,665             6,606,518
   Accrued expenses:
     Insurance benefits                                                                     1,559,552             1,662,747
     Salaries, wages and fees                                                               3,209,031             2,356,582
     Payroll and other taxes                                                                  357,029               204,893
     Income taxes payable                                                                   5,033,946             3,315,758
     Discontinued operations                                                                  293,736             2,845,007
Other                                                                                       5,217,684             2,377,001
---------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                               27,357,596            19,818,506
---------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                                    65,307,047                     0
Deferred income taxes                                                                       1,911,027             2,518,487
Minority interest                                                                             203,962               385,441
---------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
---------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Common stock, par value $.04 per share; authorized 240,000,000 shares,
     issued 29,195,526 in 1999 and 28,379,964 in 1998                                       1,167,821             1,135,198
   Additional paid-in capital                                                              37,524,913            29,515,099
   Retained earnings                                                                       51,971,602            32,616,294
---------------------------------------------------------------------------------------------------------------------------
                                                                                           90,664,336            63,266,591
   Less: Treasury stock at cost, 104,332 shares                                               972,640               972,640
---------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                              89,691,696            62,293,951
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 184,471,328         $  85,016,385
===========================================================================================================================

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Income


                                                                                         Years ended December 31,
                                                                    -------------------------------------------------------
                                                                            1999                 1998                  1997
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $237,068,057         $185,209,776          $165,352,706
Cost of operations                                                   163,958,380          129,261,234           119,193,062
---------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                     73,109,677           55,948,542            46,159,644
Selling, general and administrative expenses                          36,574,333           30,356,166            29,815,579
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                      36,535,344           25,592,376            16,344,065
---------------------------------------------------------------------------------------------------------------------------
Other income (expense):
     Interest expense                                                   (859,555)              (3,391)             (168,266)
     Interest income                                                   1,106,901              768,476               295,765
     Other income, net                                                   249,567              (88,171)              419,899
---------------------------------------------------------------------------------------------------------------------------
                                                                         496,913              676,914               547,398
---------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                       37,032,257           26,269,290            16,891,463
---------------------------------------------------------------------------------------------------------------------------
Income taxes                                                          16,239,000           12,084,000             8,121,000
---------------------------------------------------------------------------------------------------------------------------
     Income from continuing operations                                20,793,257           14,185,290             8,770,463
---------------------------------------------------------------------------------------------------------------------------
Discontinued operations
     Loss on disposal, net of taxes                                           --           (1,485,000)                   --
---------------------------------------------------------------------------------------------------------------------------
Net income                                                         $  20,793,257        $  12,700,290        $    8,770,463
---------------------------------------------------------------------------------------------------------------------------
Earnings per share -- basic:
     Income from continuing operations                             $         .72        $         .50        $          .32
     Discontinued operations-- net of taxes                                   --                 (.05)                   --
---------------------------------------------------------------------------------------------------------------------------
     Net income                                                    $         .72        $         .45        $          .32
---------------------------------------------------------------------------------------------------------------------------
Earnings per share -- diluted:
     Income from continuing operations                             $         .68        $         .48        $          .31
     Discontinued operations-- net of taxes                                   --                 (.05)                   --
---------------------------------------------------------------------------------------------------------------------------
     Net income                                                    $         .68        $         .43        $          .31
---------------------------------------------------------------------------------------------------------------------------
Weighted average shares -- basic                                      28,780,282           28,120,685            27,536,668
Weighted average shares -- diluted                                    30,766,779           29,859,710            28,564,132
===========================================================================================================================

Per share calculations are adjusted to reflect a two for one stock split effective January 8, 1999.

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity
Years ended December 31, 1997, 1998 and 1999

--------------------------------------------------------------------------------


                                            Common Stock
                                       ----------------------         Additional
                                       Number of                      Paid-in        Retained     Treasury
                                          Shares       Amount         Capital        Earnings        Stock           Total
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996             6,791,459    $ 271,658     $24,645,945     $12,820,355    $ (18,502)    $37,719,456
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                          8,770,463                    8,770,463
Cash dividends ($.026 per share)                                                     (689,775)                    (689,775)
Exercise of stock options                190,806        7,632       1,745,782                                    1,753,414
Exercised stock option tax benefit                                    665,569                                      665,569
Issuance of shares for employee
     stock purchase plan                  33,268        1,331         298,913                                      300,244
Two for one stock split effective
     August 22, 1997                   6,923,582      276,944        (276,944)                                          --
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997            13,939,115      557,565      27,079,265      20,901,043      (18,502)     48,519,371
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                         12,700,290                   12,700,290
Cash dividends ($.036 per share)                                                     (985,039)                    (985,039)
Issuance of stock award                    2,000           80          38,170                                       38,250
Exercise of stock options                208,415        8,336       1,244,633                                    1,252,969
Exercised stock option tax benefit                                  1,398,000                                    1,398,000
Issuance of shares for employee
     stock purchase plan                  40,452        1,618         322,630                                      324,248
Purchase of treasury stock                                                                        (954,138)       (954,138)
Two for one stock split effective
     January 8, 1999                  14,189,982      567,599        (567,599)                                          --
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998            28,379,964    1,135,198      29,515,099      32,616,294     (972,640)     62,293,951
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                         20,793,257                   20,793,257
Cash dividends ($.050 per share)                                                   (1,437,949)                  (1,437,949)
Issuance of stock award                    5,000          200          63,850                                       64,050
Exercise of stock options                742,500       29,700       2,226,969                                    2,256,669
Exercised stock option tax benefit                                  5,170,000                                    5,170,000
Issuance of shares for employee
     stock purchase plan                  68,062        2,723         548,995                                      551,718
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999            29,195,526   $1,167,821     $37,524,913     $51,971,602    $(972,640)    $89,691,696
---------------------------------------------------------------------------------------------------------------------------

Per share amounts are adjusted to reflect a two for one stock split effective
 January 8, 1999.
See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

                                                                                      Years ended December 31
                                                                    -------------------------------------------------------
                                                                            1999                 1998                  1997
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                     $ 20,793,257         $ 12,700,290          $  8,770,463
     Adjustments to reconcile net income
       to net cash provided by operating activities:
         Loss on disposal                                                     --            1,485,000                    --
         Depreciation and amortization                                 5,317,466            4,704,540             5,022,569
         Provision for bad debt expense                                       --              130,000               480,000
         Deferred tax expense (benefit)                                  390,773           (2,804,000)              105,478
         Issuance of stock awards                                         64,050               38,250                    --
         Loss on sale of fixed assets                                     46,037               67,237                61,448
     Change in assets and liabilities, net of effect
       from acquisitions of businesses:
         Accounts receivable                                          (5,964,107)             715,604              (869,320)
         Other assets                                                   (815,693)            (566,046)            2,324,305
         Income tax receivable                                             7,408                   --                    --
         Accounts payable and accrued expenses                        11,064,431            5,138,185               685,627
---------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                        30,903,622           21,609,060            16,580,570
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Business acquisitions, net of cash acquired                     (82,949,063)          (2,820,352)                   --
     Capital expenditures, net of disposals                           (2,714,339)          (1,833,818)           (1,441,469)
---------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                           (85,663,402)          (4,654,170)           (1,441,469)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Issuance of long-term debt                                       65,100,000                   --                    --
     Principal payments on long-term debt                               (100,000)                  --            (6,280,000)
     Proceeds from employee stock purchase plan                          551,718              324,248               300,244
     Proceeds related to the exercise of stock options                 2,256,669            1,252,969             1,753,414
     Treasury stock acquired                                                  --             (954,138)                   --
     Dividends paid                                                   (1,437,949)            (985,039)             (689,775)
---------------------------------------------------------------------------------------------------------------------------
     Net cash used in (provided by) financing activities              66,370,438             (361,960)           (4,916,117)
---------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                             11,610,658           16,592,930            10,222,984
Cash and cash equivalents at beginning of year                        29,752,361           13,159,431             2,936,447
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $ 41,363,019         $ 29,752,361           $13,159,431
---------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
Cash paid during the year for:
     Interest                                                      $      70,473         $         --           $   179,318
     Income taxes                                                  $   8,787,418         $  9,140,543           $ 6,151,472
===========================================================================================================================

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

Description of the Business
The Company provides health information services to the life and health insurance industry. The Company's network of experienced medical professionals conduct physical examinations, testing, and personal health interviews, primarily for the life and health insurance industry. Information gathered in these activities is used by insurance underwriters to assess risks and make informed decisions. The Company is subject to certain risks and uncertainties as a result of changes that could occur in the life and health insurance industry's underwriting requirements and standards, and in the Company's customer base.

Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures in these consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Long-Lived Assets
Long-lived assets consist of property, plant and equipment, goodwill, and identifiable intangibles.
    The Company reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. Impairments are recognized when the expected future undiscounted cash flows derived from such assets are less than their carrying value. For such cases, losses are recognized for the difference between the fair value and the carrying amount. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets.
    Property, plant and equipment are carried at cost. Depreciation is computed using the straight line method over the assets estimated useful life. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.
    Goodwill and intangible assets are being amortized using the straight line method over lives ranging from 10-25 years and 1-15 years, respectively.

Earnings Per Common Share
Basic earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided

Hooper Holmes Inc. and Subsidiaries
--------------------------------------------------------------------------------



by the sum of weighted average common shares outstanding during the period plus common stock equivalents.Common stock equivalents (1,986,497, 1,739,025 and 1,027,464 for 1999, 1998 and 1997, respectively) are shares assumed to be issued if outstanding stock options were exercised. All appropriate share and per share period amounts have also been restated for the January 8, 1999 and August 22, 1997 stock splits (see note 10, "Capital Stock").

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

Fair Value of Financial Instruments
For all financial instruments, except the long-term debt, at December 31, 1999 and 1998, their carrying value approximates fair value due to the short maturity of these instruments. For long-term debt, the carrying value approximates fair value due to the interest rate being set in November 1999.

Employee Stock Options
Employee non-qualified stock options are granted with an exercise price equal to the market price at the date of grant, and therefore, compensation expense is not recognized on the issuance of employee stock options.

Advertising
Costs related to space in publications are expensed the first time the advertising occurs. Advertising expense was approximately $288,000, $149,000, and $161,000 in 1999, 1998, and 1997, respectively.

--------------------------------------------------------------------------------
Note 2--
Discontinued Operations

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

-------------------------------------------------------------------------------

Note 3 --
Acquisitions and
Dispositions

As of November 1, 1999, the Company purchased substantially all of the assets of Paramedical Services of America, Inc., ("PSA"), an Atlanta based subsidiary of Pediatric Services of America, Inc. The purchase price was approximately $80 million, and was financed with a $65 million term loan (see note 6) and approximately $15 million in existing cash. As a result of an independent appraisal, the Company has recorded costs in excess of net assets acquired of approximately $58 million, and intangible assets in the amount of $11.6 million, comprised of customer base $4.6 million, affiliate network $3.2 million, assembled workforce $1.2 million, and a non-competition agreement valued at $2.6 million. The amounts are being amortized over their estimated useful lives of 25 years for costs in excess of net assets acquired, and between 5 to 9 years for the remaining intangibles.

     The liabilities assumed in the PSA acquisition included approximately $3.8 million for certain PSA facility exit costs and certain legal, accounting and other acquisition costs. At December 31, 1999, the Company had closed 55 branches of PSA and had paid the majority of the other acquisition costs. The remaining accrued amounts which total $1.4 million, which are included in other accrued expenses on the accompanying December 31, 1999 consolidated balance sheet, represent remaining costs for certain severance and office and equipment leases for closed PSA branches which will be paid in 2000.

     On August 12, 1998, the Company acquired specific assets of a health information services company. The purchase price was $750,000. Cost in excess of net assets acquired of approximately $597,000 is being amortized over 15 years. Additionally, a non-competition agreement was entered into in the amount of $150,000, and is being amortized over 5 years.

     On November 30, 1998, the Company acquired a 55% ownership interest in Heritage Labs International LLC, a national provider of laboratory testing services, primarily to life and health insurance companies.The purchase price was approximately $1.8 million. Cost in excess of net assets acquired of approximately $1.4 million is being amortized over 15 years. Additionally, a non-competition agreement was entered into in the amount of $.2 million, and is being amortized over 3 years.

     The acquisitions discussed above have been accounted for using the purchase method of accounting and the purchase price of the acquisitions has been assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations from the respective dates of purchase. The following unaudited pro forma information has been prepared as if the 1999 acquisition of PSA had occurred on January 1, 1998 and does not include cost savings expected from the transactions. The unaudited pro forma financial information does not purport to represent our consolidated results of operations or financial position that would have been achieved had the transactions to which pro forma effect is given been consumated as of the dates or for the periods indicated.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------





(in thousands, except per share amounts)                1999           1998
--------------------------------------------------------------------------------
Revenues                                           $ 299,340      $ 275,319
Net income                                            15,842          9,689
Earnings per share - Diluted                             .51            .32
--------------------------------------------------------------------------------
The 1998 acquisitions were not included herein as the results of operations of the businesses acquired were not material.

--------------------------------------------------------------------------------
Note 4 --
Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts in the amount of $1,092,071 and $1,091,499 in 1999 and 1998, respectively.

--------------------------------------------------------------------------------
Note 5 --
Property, Plant
and Equipment

Property, plant and equipment consists of the following:


                                                                                     Estimated
                                           December 31,         December 31,       Useful Life
                                                   1999                 1998          In Years
---------------------------------------------------------------------------------------------------
Land and improvements                     $     618,972         $    591,213           10 - 20
---------------------------------------------------------------------------------------------------
Building and improvements                     4,826,966            4,550,903           10 - 45
---------------------------------------------------------------------------------------------------
Furniture, fixtures and equipment            21,020,009           17,345,109            3 - 10
---------------------------------------------------------------------------------------------------
                                            $26,465,947          $22,487,225
---------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Note 6 --
Long Term Debt

On October 29, 1999, the Company entered into a $100 million Amended and Restated Revolving Credit and Term Loan Agreement with three banks. This senior credit facility consists of a $65 million, six-year term loan, and a $35 million, three-year revolving loan. The $65 million term loan was used in connection with the purchase of the assets of PSA. The term loan requires interest payments only during the first 18 months, five principal payments of $10 million each on April 30, 2001 through 2005, and a final payment of $15 million on January 31, 2006. The Company has not borrowed under the $35 million revolving loan.
     Both the term loan and the revolving loan bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 13/4%, depending on the ratio of our consolidated funded debt, as defined, to earnings before interest, taxes, depreciation and amortization, or "EBITDA". Interest is payable on the term loan at an effective annual interest rate of 7.535% for the period from November 4, 1999 through February 4, 2000.We can prepay either loan without penalty at any time. Also, commitment fees up to 1/4% of the unused revolving loan are charged, and the agreement contains certain financial covenants related to dividends, fixed charge coverage and funded debt to EBITDA ratio.
     The note payable of $450,000 is an obligation of our majority owned subsidiary. The interest rate at December 31, 1999 was 9.5%. The note matures on January 1, 2003 and monthly principal payments start February 2000.

--------------------------------------------------------------------------------
Note 7 --
Commitments and
Contingencies

The Company leases branch field offices under a number of operating leases which expire in various years through 2004. These leases generally contain renewal options and require the Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment. These leases expire

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------







in various years through 2002. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 1999:

Year Ending December 31,
     2000                                                      $   9,453,801
     2001                                                          6,419,593
     2002                                                          2,414,608
     2003                                                          1,199,820
     2004                                                            539,070
--------------------------------------------------------------------------------
Total minimum lease payments                                    $ 20,026,892
--------------------------------------------------------------------------------

     Rental expenses under operating leases were $10,768,315, $8,633,036 and $8,510,183 in 1999, 1998 and 1997, respectively.
     The Company has employment retention contracts with certain executive officers of the Company for a two year period from the date a change in control occurs as further defined in the contracts.

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

--------------------------------------------------------------------------------
Note 9 --
Income Taxes

Income tax expense is comprised of the following:

(in thousands)                             1999            1998           1997
--------------------------------------------------------------------------------
Federal:
   Current                             $ 13,603        $ 11,693        $ 6,741
   Deferred                                 285          (1,277)          (380)
--------------------------------------------------------------------------------
State and local:
   Current                                2,245           1,930          1,275
   Deferred                                 106            (262)           485
--------------------------------------------------------------------------------
                                       $ 16,239        $ 12,084        $ 8,121
--------------------------------------------------------------------------------



The following reconciles the "statutory" federal income tax rates to the effective income tax rates:

                                                       1999     1998     1997
-------------------------------------------------------------------------------
Computed "expected" tax expense                        35%       35%      35%
-------------------------------------------------------------------------------
Increase (reduction) in tax expense resulting from:
   State tax, net of federal benefit                    8         7        7
   Non-tax deductible amortization of goodwill          1         2        5
   Other                                               --         2        1
-------------------------------------------------------------------------------
Effective income tax rates                             44%       46%      48%
-------------------------------------------------------------------------------

Hooper Holmes, Inc. and Subsidiaries
-------------------------------------------------------------------------------





-------------------------------------------------------------------------------
   The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1999 and 1998 are as follows:

(in thousands)                                            1999           1998
--------------------------------------------------------------------------------
Deferred tax assets:
   Acquisition reserve                                 $   592             --
   Discontinued operation accruals                         123       $  1,227
   Receivable allowance                                    459            471
   Intangible assets                                       234            219
   Insurance benefits                                      655            717
   Other                                                   263            735
--------------------------------------------------------------------------------
                                                         2,326          3,369
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Accumulated depreciation                               (681)          (637)
   Acquisition bases adjustment
     primarily intangibles                              (1,860)        (2,556)
                                                        (2,541)        (3,193)
--------------------------------------------------------------------------------
Net deferred tax (liability) asset:                    $  (215)      $    176
--------------------------------------------------------------------------------

     Deferred tax assets (liabilities) are reflected in the consolidated balance sheets at December 31, 1999 as follows: other current assets $1,696,000 and deferred income taxes (noncurrent) $(1,911,000) and at December 31, 1998, other current assets $2,694,000 and deferred income taxes (noncurrent) $(2,518,000).

     No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income.

     The principal components of the deferred tax provision in 1999 and 1998 include differences between financial and tax reporting for depreciation and amortization.

--------------------------------------------------------------------------------
Note 10--
Capital Stock

Stock Split and Authorized Shares -- Effective August 22, 1997 and January 8, 1999, the Company declared two for one stock splits in the form of 100% stock dividends to all stockholders, which were distributed on September 5, 1997, and January 29, 1999, respectively. The stock splits resulted in additional shares of 6,923,582 shares and 14,189,982 shares of common stock, respectively, of which, 1,683 shares and 52,166 shares, respectively, were shares of treasury stock. All share and per share amounts have been retroactively restated for these events. On February 24, 1998, the stockholders approved a proposal to increase the authorized number of common shares from 20 million to 80 million. On May 25, 1999, the stockholders approved a proposal to increase the authorized number of common shares from 80 million to 240 million.

Stock Offering -- The Company completed a secondary common stock offering of 3,675,000 shares on February 29, 2000. The offering price was $25.125 and provided approximately $87 million in net proceeds to the Company.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------



Stock Repurchase Program -- On January 27, 1998, the Board of Directors approved a Stock Repurchase Program, which authorized management to purchase shares of the Company's common stock at prevailing market prices.During 1998, the Company purchased 97,600 shares of its common stock at an aggregate price of $954,138. No purchases occurred in 1999.

Stockholder Rights Plan -- On January 23, 1990, the Board of Directors adopted a Stockholder Rights Plan, which was amended and restated on May 10, 1991 and further amended on July 12, 1995. The Board declared a dividend of one Common Share Right for each outstanding share of Common Stock distributable on April 2, 1990. Such rights only become exercisable ten business days after (a) the Company or a person or group announces that such person or group (other than certain specified persons, such as the Company, any wholly-owned subsidiary, employee benefit plans of the Company and persons who held at least 20% of the Common Stock when the Rights Plan was adopted, until the occurrence of certain events, or as the result of an acquisition of shares by the Company) has acquired beneficial ownership of 20% or more of the Company's Common Stock or
(b) the commencement of a tender offer by a person or group to acquire 30% or more of the Company's Common Stock (such date, the "Separation Date"). Upon the Separation Date, each right shall constitute the right to purchase one share of Common Stock of the Company for $6.00, subject to adjustment. After (x) the announcement of the acquisition by a person or group of 20% or more of the Company's Common Stock (other than in a tender offer for all shares which has been approved by the Board of Directors), or (y) the Company enters into or consummates a merger or other similar business transaction, or a sale of more than 50% of the assets or earning power, each right shall be adjusted to constitute the right to purchase that number of shares of Common Stock of the Company or capital stock of the acquiring company, as the case may be, having an aggregate market price on the date of such announcement of the acquisition or such consummation or occurrence of the transaction equal to twice the exercise price of $6.00, also subject to adjustment. The rights may be redeemed for $0.05 per right at any time until the tenth day following public announcement that a 20% position has been acquired. The rights were extended by the Board of Directors and will expire on June 16, 2000, unless sooner redeemed.

Stock Purchase Plan -- In 1993, the shareholders approved the 1993 Employee Stock Purchase Plan which provided for granting of purchase rights to all full-time employees, as defined, of up to 1,000,000 shares. The plan provided for the purchase of shares on the date one year from the grant date. During the year after the grant date, up to 10% of an employee's compensation was withheld for their purchase. Employees can cancel their purchases any time during the year, without penalty. The purchase price was 95% of the closing common stock price on the grant date. In April 1997, April 1998, and April 1999, the Company distributed 66,536, 80,904 and 68,062 shares, respectively, under the April 1996, April 1997 and April 1998 grants, and the aggregate purchase price was $300,244, $324,248 and $551,718, respectively. In April 1999, the Company made a grant of approximately 60,000 shares, and the aggregate purchase price was approximately $718,000.

Stock Awards -- The Company's Chairman and President is entitled to receive stock awards based on the attainment of performance goals established for any given year. For the years ended December 31, 1999, 1998 and 1997, awards of 5,000, 5,000 and 4,000 shares, respectively, have been granted.

Hooper Holmes, Inc. and Subsidiaries
-------------------------------------------------------------------------------





Stock Option Plans -- The Company's stockholders approved stock option plans totaling 1,000,000 shares in 1999, 1,200,000 shares in 1998 and 1997, and
2,000,000 shares in 1994 and 1992, and which provide that options may be granted to management. Options are granted at market value on the dates of the grants and are exercisable as follows: 25% after two years and 25% on each of three anniversary dates thereafter, and terminate after 10 years.

     In May 1997, the Company's stockholders approved the 1997 Director Stock Option Plan for 600,000 shares, which provides 100,000 options to non-employee Directors. The options were granted at market value on the date of the grant, and are exercisable in five equal annual installments beginning on the first anniversary of the date of the grant. The Company currently has five non-employee directors.

     Also in May 1997, the Company's stockholders approved the CEO Stock Option Agreement, which provides options to acquire 400,000 shares to the Chief Executive Officer, at an exercise price equal to the fair value at the date of grant.The options vest 80,000 shares annually for five years. Any unvested options became immediately exercisable in 1999, because the two performance related conditions were met: (a) the Company's earnings per share were at least $.35 for the year ended December 31, 1998, and (b) the Company's closing stock price was at least $7.50 per share for any consecutive 30 day period during the six months ended June 30, 1999. These conditions were met, and such options are vested.

The following table summarizes stock option activity:

                                                Under Option
-------------------------------------------------------------------------------
                                       Shares                          Weighted
                                Available for                  Average Exercise
                                        Grant          Shares   Price Per Share
--------------------------------------------------------------------------------
Balance, December 31, 1996          1,393,204       3,323,152              2.77
    Authorized                      2,200,000              --                --
    Granted                        (1,596,000)      1,596,000              4.17
    Exercised                              --        (579,322)             3.03
--------------------------------------------------------------------------------
Balance, December 31, 1997          1,997,204       4,339,830              3.25
    Granted                        (1,210,800)      1,210,800             10.47
    Exercised                              --        (416,830)             3.01
    Cancelled                          28,850         (28,850)             5.04
--------------------------------------------------------------------------------
Balance, December 31, 1998            815,254       5,104,950              4.97
    Granted                          (542,500)        542,500             25.75
    Exercised                              --        (742,500)             3.04
    Cancelled                          34,600         (34,600)            11.17
--------------------------------------------------------------------------------
Balance, December 31, 1999            307,354       4,870,350           $  7.53
--------------------------------------------------------------------------------

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------





The weighted average fair value per stock option granted was $15.78 for the 1999 options, $5.96 for the 1998 options, and $2.36 in 1997. The Company estimated the fair values using the Black-Scholes option pricing model, modified for dividends and using the following assumptions:

                                              1999          1998           1997
--------------------------------------------------------------------------------
Expected dividend yield                       .26%          .34%           .37%
Risk-free interest rate                      6.00%         4.75%          6.13%
Expected stock price volatility             40.98%        41.90%         39.01%
Expected term until exercise (years)            10             9              9
--------------------------------------------------------------------------------



The Company does not record compensation expense for stock option grants.The following table summarizes results as if the Company had recorded compensation expense for option grants:


(thousands of dollars, except per share data)     1999         1998       1997
--------------------------------------------------------------------------------
Net income:
    As reported                            $20,793       $12,700         $8,770
    Pro forma                               18,919        11,552          8,066
Basic earnings per share:
    As reported                          $     .72       $   .45        $   .32
    Pro forma                                  .66           .41            .29
Diluted earnings per share:
    As reported                          $     .68       $   .43        $   .31
    Pro forma                                  .61           .39            .28
--------------------------------------------------------------------------------



The pro forma effects on net income and earnings per share for 1999, 1998, and 1997 may not be representative of the pro forma effects in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extend beyond the reported years.

     The following table summarizes information concerning options outstanding at December 31, 1999:



                         Options Outstanding                           Options Exercisable
---------------------------------------------------------------    ---------------------------
                                       Weighted
                                        Average        Weighted                         Weighted
                       Number         Remaining         Average            Number        Average
Range of          Outstanding       Contractual        Exercise       Exercisable       Exercise
Exercise Prices   at 12/31/99      Term (Years)           Price       at 12/31/99          Price
-----------------------------------------------------------------------------------------------
 $1.94 - 3.50     1,528,950              3.8             2.50        1,222,788          2.63
  4.06 - 4.22     1,651,500              6.7             4.13          454,500          4.03
  6.44 -13.38     1,147,400              8.6            10.53               --          8.08
    25.75           542,500             10.0            25.75               --         25.75
-----------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Note 11 --
401k Savings and
Retirement Plan


This plan is available to all employees with at least one year of service of greater than 1,000 hours of employment, and is administered by Merrill Lynch. The Company matches up to 25% of the first 10% of employee salary contributions. The Company's payments for 1999, 1998, and 1997, were $345,000, $300,000, and
$251,000, respectively.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Independent Auditors' Report




The Board of Directors and Stockholders
Hooper Holmes, Inc.

We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.





/s/ KPMG LLP

Short Hills, New Jersey
February 29, 2000

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Selected Financial Data




                                                                        For the years ended December 31,
                                                 --------------------------------------------------------------------------
(dollars in thousands except per share data)           1999            1998            1997            1996            1995
---------------------------------------------------------------------------------------------------------------------------
Statement of Income Data:
   Revenues                                      $  237,068      $  185,210      $  165,353      $  156,254      $  111,313
   Operating income                                  36,535          25,592          16,344           8,576           4,059
   Interest expense                                     860               3             168           1,394           1,674
   Income from continuing operations                 20,793          14,185           8,770           4,086           1,667
   Loss from discontinued operations (1)                 --          (1,485)             --              --         (14,716)
   Net income (loss)                                 20,793          12,700           8,770           4,086         (13,049)
Earnings per share -- basic:
   Income from continuing operations                    .72             .50             .32             .15             .06
   Discontinued operations (1)                           --            (.05)             --              --            (.55)
   Net income (loss)                                    .72             .45             .32             .15            (.49)
Earnings per share -- diluted:
   Income from continuing operations                    .68             .48             .31             .15             .06
   Discontinued operations (1)                        --               (.05)             --              --            (.55)
   Net income (loss)                             $      .68      $      .43      $      .31      $      .15      $     (.49)
---------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                         $      .05      $     .036      $     .026      $     .015      $     .015
---------------------------------------------------------------------------------------------------------------------------
Weighted average shares-- basic                  28,780,282      28,120,685      27,536,668      26,910,876      26,828,512
Weighted average shares--diluted                 30,766,779      29,859,710      28,564,132      27,243,802      26,904,714
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (as of December 31):
   Working capital                               $   56,076      $   33,476      $   20,381      $   11,807      $   24,786
   Total assets                                     184,471          85,016          65,941          61,296          93,997
   Current maturities of long-term debt                 143             450              --           1,030           8,800
   Long-term debt, less current maturities           65,307              --              --           5,250          26,250
   Total long-term debt                              65,450             450              --           6,280          35,050
   Stockholders' equity                          $   89,692      $   62,294      $   48,519      $   37,719      $   33,132
---------------------------------------------------------------------------------------------------------------------------

Per share calculations are adjusted to reflect a two for one stock split effective January 8, 1999.

(1) See note 2 to the consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Quarterly Common Stock Price Ranges and Dividends

                                                 1999                                                 1998
                            ---------------------------------------------        ---------------------------------------------
   Quarter                      High              Low          Dividend             High               Low         Dividend
------------------------------------------------------------------------------------------------------------------------------
   First                     16 9/16              12 3/8           .0125        10 11/16              6 7/16           .008
   Second                     21 5/8              15               .0125        12 29/32             10 3/32           .008
   Third                      25 5/8              18 5/16          .0125        11 15/16              8                 .01
   Fourth                     27 3/8              22 1/4           .0125        14 15/16              9 3/8             .01
---------------------------------------------------------------------------------------------------------------------------

Adjusted to reflect a two for one stock split effective January 8, 1999.



Quarterly Financial Data (Unaudited)
(dollars in thousands except per share data)


                                                                                                   Per Share of Common Stock
                                                                Income from                               Net Income
                                                 Gross          Continuing                         -------------------------
Quarter                       Revenues           profit         Operations         Net Income          Basic       Diluted
----------------------------------------------------------------------------------------------------------------------------
1999
Fourth                       $  75,827        $  23,052          $   6,232          $   6,232       $    .21      $    .20
Third                           53,830           16,077              4,989              4,989            .17           .16
Second                          54,472           16,932              4,821              4,821            .17           .16
First                           52,939           17,049              4,751              4,751            .17           .16
---------------------------------------------------------------------------------------------------------------------------
Total                         $237,068        $  73,110           $ 20,793           $ 20,793       $    .72      $    .68
---------------------------------------------------------------------------------------------------------------------------
1998
Fourth                       $  48,147        $  14,078          $   4,068          $   2,583(1)    $   0.09(1)    $  0.09(1)
Third                           45,383           13,623              3,538              3,538           0.13          0.12
Second                          45,569           13,750              3,390              3,390           0.12          0.11
First                           46,111           14,498              3,189              3,189           0.11          0.11
---------------------------------------------------------------------------------------------------------------------------
Total                         $185,210        $  55,949          $  14,185          $  12,700       $   0.45       $  0.43
---------------------------------------------------------------------------------------------------------------------------

Per share calculations are adjusted to reflect a two for one stock split effective January 8, 1999.

(1) Net income and earnings per share include a charge for discontinued operations, net of tax of $1.5 million or $.05 per share.See note 2 to the Consolidated Financial Statements.

Directors and Officers

Directors
BENJAMIN A. CURRIER
Retired. Formerly
Senior Vice President,
Security Life of Denver Ins. Co. --
ING/Barings

QUENTIN J. KENNEDY
Retired. Formerly
Executive Vice President,
Secretary and Director
Federal Paper Board Company

ELAINE L. RIGOLOSI
Professor of Education
Department of Organization
  and Leadership
Teachers College
Columbia University

JAMES M. MCNAMEE
Chairman, President and
Chief Executive Officer

JOHN E. NOLAN
Partner
Steptoe &Johnson

KENNETH R. ROSSANO
Senior Vice President
Cassidy &Associates

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

Form 10-K
Holders of the Company's common stock may obtain, without charge, a copy of the Hooper Holmes, Inc. Annual Report on Form 10-K as filed with the Securities and Exchange Commission upon request.
Address inquires to:
Secretary
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ07920

Independent Certified
Public Accountants
KPMG LLP
Short Hills, NJ

Transfer Agents &Registrar
First City Transfer Company
Iselin, NJ

Annual Meeting
May 23, 2000
at the Company's Headquarters
170 Mt. Airy Road
Basking Ridge, NJ

Hooper Holmes, Inc.
Corporate Headquarters
170 Mt. Airy Road
Basking Ridge, NJ 07920
(908) 766-5000