Form 10-K405, Exhibit 13
period 2000-12-31
HOOPER HOLMES INC
filed 2001-04-02
CIK 741815

[PICTURE]

                                                              2000 Annual Report
- --------------------------------------------------------------------------------
                                                             Hooper Holmes, Inc.

                            [LOGO OF HOOPER HOLMES]

Our Mission:

"To be recognized as the premier provider of health information services to businesses within the industries we compete. In that regard we will continue to provide unparalleled efficiencies to our customers, while creating superior value for our shareholders and establishing an exceptional workplace for our employees."

Contents

Financial Highlights                                  1

Letter to Shareholders                                2

Operations Review                                     5

Hooper Holmes at a Glance                            12

Management's Discussion and Analysis                 13

Consolidated Financial Statements                    16

Notes to Consolidated
Financial Statements                                 20

Independent Auditors' Report                         29

10 Year Selected Financial Data                      30

Directors and Officers                               32

Investor Information                                 33

Quarterly Information                                34

Glossary                                             35

- --------------------------------------------------------------------------------
Financial Highlights

                                                        Years ended December 31,
                                                --------------------------------------
(dollars in thousands, except per share data)           2000         1999         1998
- --------------------------------------------------------------------------------------
Revenues                                        $    274,974  $   237,068  $   185,210
Operating income                                      32,633       36,535       25,592
Income from continuing operations                     20,964       20,793       14,185
Loss from discontinued operations                         --           --       (1,485)
Net income                                            20,964       20,793       12,700
Earnings per share-- basic
   Continuing operations                                 .32          .36          .25
   Discontinued operations                                --           --         (.03)
   Net income                                            .32          .36          .22
Earnings per share-- diluted
   Continuing operations                                 .31          .34          .24
   Discontinued operations                                --           --         (.03)
   Net income                                   $        .31  $       .34  $        21
Weighted average number of shares-- basic         64,830,697   57,560,564   56,241,370
Weighted average number of shares--diluted        68,377,742   61,533,558   59,719,420
Return on stockholders' equity                          14.9%        27.4%        22.9%
Dividend payout rate                                     9.2%         6.9%         6.9%
Cash dividends paid                             $      1,925  $     1,438  $       985
Cash dividend per share                                  .03          .02          .02
Net cash provided by operating activities             33,442       30,904       21,609
Cash flow earnings per diluted share                     .43          .43          .30
Working capital                                       93,305       56,076       33,476
EBITDA                                                42,169       42,102       30,209
Book value per share                                    2.79         1.46         1.04
Closing stock price per common share            $      11.06  $     12.88  $      7.25
Current ratio                                          7.2:1        3.1:1        2.7:1
Quick ratio                                            6.9:1        2.9:1        2.4:1
======================================================================================

Per share and share amounts have been adjusted to reflect two for one stock splits effective January 8, 1999 and April 12, 2000.

[GRAPH]                  [GRAPH]                  [GRAPH]

1996      156.3          1996            8.6      1996           .08
1997      165.4          1997           16.3      1997           .15
1998      185.2          1998           25.6      1998           .24
1999      237.1          1999           36.5      1999           .34
2000      275.0          2000           32.6      2000           .31
- ----------------------------------------------------------------------
Revenues                 Operating Income         Earnings Per Share -
Dollars in millions      Dollars in millions      Diluted
                                                  Dollars

All graphs presented herein are continuing operations.

                                                         2000 Annual Report    1

1996      14.0
1997      21.8
1998      30.2
1999      42.1
2000      42.2
- -------------------
             EBITDA
Dollars in millions



To Our Shareholders
- -------------------

                                                                         [PHOTO]

Hooper Holmes is built on solid ground. In 2000, our strong foundation allowed us to successfully introduce a revolutionary new service, complete a follow-on stock offering, acquire related businesses, form valuable new relationships to expand our longer-term growth prospects, and realize record top-line financial results.

For 2000, revenues were a record $275.0 million, a 16 percent increase from $237.1 million in 1999. Net income was a record $21.0 million, or $0.31 per diluted share, compared with net income of $20.8 million, or $0.34 per diluted share for 1999. We also generated record cash from operations of $33.4 million for 2000, versus $30.9 million for the prior year.

While our top line grew in 2000, our bottom line was not as strong as we had hoped - due to regulatory changes in the life insurance industry, which caused some core business softness in the second half of the year. The impact of this aberration was felt industrywide. For Hooper Holmes, it resulted in bottom-line figures that do not reflect the overall financial strength and excellent growth prospects for our Company.

"Triple X," a life insurance regulatory event in certain states that spurred consumers to buy certain policies before rates increased or premium structures changed, created a boom/bust business cycle for the life insurance industry in 2000. Because Triple X generated such heavy demand for our services during late 1999 and the first quarter of 2000, it slowed our efforts to eliminate the operating redundancies resulting from the November 1999 acquisition of Paramedical Services of America (PSA) and delayed our ability to fully realize the ensuing operating efficiencies.

Importantly, the effects of Triple X are now largely behind us, and our Company is back on track. Positive indications for long-term trends in the life insurance industry and Hooper Holmes' access to a larger demographic portion of an aging population fare well for our long-term growth prospects. In fact, we repurchased 1.8 million shares of our stock over the course of last year because of our belief in the value and financial strength of our Company.

While the challenges we experienced during 2000 did temporarily slow our pace, they certainly didn't stop us from moving ahead. In fact, we managed to accomplish quite a lot last year in a number of different areas.

In February of 2000, we successfully completed an equity offering of 7.4 million shares of common stock. This enabled us to improve our balance sheet by paying down the vast majority of debt we incurred acquiring PSA. In addition, we bolstered our cash by $4.3 million last year, finishing the year with $45.7 million in cash and cash equivalents, and increased our total liquid assets from $41 million to $75 million. We are very pleased that we were able to start 2001 with such an excellent balance sheet and the liquidity to expand our growth both organically and through acquisitions.

Our introduction of Portamedic Select(TM), the insurance industry's most comprehensive and efficient case-management process, was truly a milestone event for our Company last year. This innovative new service fulfills all of the requirements needed to properly underwrite Individual or Group life- and disability-insurance applications and speeds the delivery of those requirements by as much as 70 percent, compared with conventional methods. In addition, Portamedic Select(TM) offers electronic case management to track insurance applications from point-of-sale through the entire underwriting process. Consistent with our mission of helping our customers increase their efficiency, reduce cycle time and boost profitability, Portamedic Select(TM) is the latest on a long list of examples of why Hooper Holmes is the indisputable leader in its industry.

2   Hooper Holmes, Inc.

To complement the benefits of Portamedic Select(TM), we recently entered into an equity-investment and marketing agreement with e-Nable.com Corporation, a service that increases front-end efficiency. This partnership will allow customers to order and receive all the information requirements for life insurance underwriting from their existing vendors over a single, Internet-based network. By providing a full-spectrum insurance underwriting solution, e-Nable.com and Hooper Holmes can significantly cut the length of the underwriting process, increase insurers' revenues and decrease consumers' acquisition costs. It also strategically positions our Company as a gateway to the insurance industry for all vendors who use the service and gives us access to the "non-medically underwritten" segment of the life insurance business, which accounts for some 50 percent of all life insurance sales.

Another way in which Hooper Holmes is leveraging its core competencies and infrastructure to participate in emerging-growth industries is through a joint agreement with DNA Sciences, Inc. During 2000, our Company agreed to provide nationwide phlebotomy and informed-consent services for The DNA Sciences Gene Trust Project(SM), one of the first, large-scale consumer-focused research initiatives to invite volunteers via the Internet to participate in genetic research. We believe that the work of the Gene Trust accelerates the identification of genetic variations that cause disease and can speed the development of new diagnostic programs and therapies. In addition, by providing services to the Gene Trust, Hooper Holmes is able to increase its volume, without diverting attention from its core business.

In line with our ongoing strategy, during 2000, we acquired California-based Exam Services, Inc., greatly increasing our presence in California, where there is a large market for insurance. This acquisition was accretive to our earnings. Throughout 2001, Hooper Holmes will continue to pursue strategic acquisitions that further extend the quality, depth and breadth of its services.

 Hooper Holmes' long-term focus remains sharp and our outlook very optimistic.

[GRAPH]

1996      16.3
1997      16.6
1998      21.6
1999      30.9
2000      33.4
- --------------------
Net Cash Provided by
Operating Activities
Dollars in millions

Hooper Holmes' long-term focus remains sharp and our outlook very optimistic. With alternate distribution channels (ADCs) joining traditional sales methods, a reduced number of approved health-information service providers and favorable insurance-applicant trends, we see many opportunities for Hooper Holmes to further expand its core business as well as offer ancillary services.

We would like to express our deeply felt gratitude to our employees for a job well done during an especially demanding year. We also thank our customers and shareholders, whose best interests remain our priority as we work to maximize the value of our Company.

/s/ James M. McNamee
James M. McNamee
Chairman, President and Chief Executive Officer

                                                          2000 Annual Report   3

[PICTURE]

With Portamedic Select(TM), we believe we have demonstrated, once again, why we are number one.

4   Hooper Holmes, Inc.

                                        Operations Review
                                        ----------------------------------------

Introducing Portamedic Select(TM)
Super-charged Services That Rev Up the Insurance Process

The introduction of Portamedic Select(TM), an innovative process for gathering and managing underwriting information, was one of the most exciting accomplishments for Hooper Holmes during 2000. Because we are so committed to maintaining our leadership position in the industry, we focus on offering services that provide incomparable advantages and tangible results to our customers. With Portamedic Select(TM), we believe that we have demonstrated, once again, why we are number one.

Portamedic Select(TM) is a comprehensive case-management process for gathering the information needed to initiate the underwriting process for life and disability insurance. The many benefits of this new service bring us even closer to our goal of making Portamedic the one-stop underwriting service source. We believe that Portamedic Select(TM) can cut five to ten days from the application-to-policy issuance time, which means that it's as much as 70 percent faster than conventional methods. And because reduced cycle time may improve placement ratios, we consider this new process not merely a convenience for life and disability insurers, but a valuable competitive edge.

Portamedic Select(TM) offers any or all of the following services to insurers:

     .    Teledex telephone interview and examination-appointment scheduling

     . Electronic data transmission of exam documents, required forms and work orders (based on individual insurance company's underwriting criteria) from Teledex to one of our 300 local Portamedic locations and Heritage Labs

     .    Review of physical examination of applicant and document signatures

     . Electronic transmission of lab-testing results to customers' home office

     . Automatic fulfillment of additional pre-specified underwriting information requirements (Inspection Reports, Motor Vehicle Reports
          (MVRs), Attending Physician Statements (APSs), MIB history and additional reflex lab testing)

This product addresses virtually every efficiency issue for obtaining and managing underwriting information.

The Portamedic Select(TM) staff can review and categorize cases using the specified guidelines of each insurer before

[GRAPH]

1996            4.1
1997            9.8
1998           14.2
1999           20.8
2000           21.0
- --------------------
Net Income
Dollars in millions

                                                          2000 Annual Report   5

[PICTURE]

Because Hooper Holmes has such a strong technological advantage in the industry, we are able to create new standards for service, speed, efficiency and price.

6   Hooper Holmes, Inc.

                                            Operations Review
                                            ------------------------------------

delivering the information to that insurer's underwriting department. As a result, as many as nine out of ten cases, in our opinion, can then be immediately directed to junior underwriters or knowledge-based underwriting systems - a far more efficient use of both human and systems resources than traditional methods. In addition, all involved parties are able to track the status of each phase of the process through Portamedic Select's secure Internet server.

By enabling insurers to issue policies faster and more efficiently, Hooper Holmes is helping its customers maximize profits and cut down on policy rejection due to "buyer remorse." Moreover, it is another way in which we are using our technological expertise to enhance the benefits of our services and meet the growing needs of our customers in an increasingly competitive environment.

Wired for Success

Mention the word "technology" today, and many people instantly think "Internet." For Hooper Holmes, however, technology means so much more: It means over a century of building this Company by adhering to the principle that technological progress fosters growth. Of course, the advent of the Internet has created many new technological opportunities for us, but it is only one aspect of our technological leadership in the industry. Overall, technology is crucial to all three core components of our business: Portamedic, Infolink and Heritage Labs.

For Portamedic, we have used technology to create innovative new services like Portamedic Select(TM); to seamlessly link our network of 300 locations; and to develop a Web site that allows insurers to conveniently place and monitor orders, schedule medical exams and communicate client information quickly and securely. Internet ordering on the Portamedic Web site accounted for 6.5 percent of all orders in 2000, up from 2.7 percent in 1999. This reflects both the overall success of our online presence and our leadership position in serving the growing market of alternate distribution channels (ADCs).

Infolink electronically sends customers their applicants' employment information, physical and medical histories and attending physician statements
(APSs). Teledex, our telephone interview call center, complements Infolink by supplying the pertinent details of a phone interview with the applicant in addition to the above

[GRAPH]

1996     61.3
1997     65.9
1998     85.0
1999    184.5
2000    211.0
- --------------
Total Assets
Dollars in millions

                                                          2000 Annual Report   7

[PICTURE]

Hooper Holmes will continue to seek strategic opportunities that will enable us to remain in the forefront of the industry, both technology and operationally.

8   Hooper Holmes, Inc.

                                        Operations Review
                                        ----------------------------------------

information. Heritage Labs electronically processes blood, urine and oral-fluid specimen samples collected during the Portamedic exam and electronically transmits the results to the insurance companies.

Because Hooper Holmes has such a strong technological advantage in the industry, we are able to create new standards for service, speed, efficiency and price. We are also able to leverage our technological expertise and infrastructure to acquire or meaningfully participate in new technologies and successfully branch out into related lines of business. This strategy keeps us competitively strong and able to provide the best and most innovative services to our customers.

In line with this business incubation strategy, our Healthdex Services Group reached a joint agreement with DNA Sciences, Inc. in 2000 to provide nationwide phlebotomy and informed-consent services. Our Company sees substantial medical potential for genetic research over the long term and believes that both individuals and insurers could benefit from this developing field.

Most recently, we leveraged our technological strength to reach an exclusive marketing agreement with e-Nable.com, a leader in e-commerce solutions for life insurance underwriting. Together, Hooper Holmes and e-Nable.com are able to offer full-spectrum services for supplying underwriting requirements to life insurance carriers. This significantly reduces cycle time in the underwriting process and provides us with a point of entry to the "non-medically underwritten" segment of the life insurance business, which is estimated to be nearly half of total life insurance sales. We believe so strongly in the potential for this agreement to improve the underwriting process and decrease costs that we recently became a minority shareholder in e-Nable.com.

Hooper Holmes will continue to seek strategic opportunities that will enable us to remain in the forefront of the industry, both technologically and operationally.


                                    [GRAPH]

1996          11.8
1997          20.4
1998          33.5
1999          56.1
2000          93.3
- --------------------
Working Capital
Dollars in millions

                                                            2000 Annual Report 9

[PICTURE]

Our multi-faceted approach includes initiatives for organic growth, expansion by acquisition and the formation of strategic relationships to capitalize on promising new technologies.


10  Hooper Holmes, Inc.

                                            Operations Review
                                            ------------------------------------

A Clear Strategy for Growth

When it comes to growing our Company, Hooper Holmes meets the challenge from all angles. Our multi-faceted approach includes initiatives for organic growth, expansion by acquisition and the formation of strategic relationships to capitalize on promising new technologies.

Our organic growth is facilitated by the fast, convenient, high-quality results of our thoughtfully developed services as well as the competence and professionalism of our people. Moreover, a linked network of 300 locations and more than 8,500 examiners make it possible for us to schedule a medical examination within 24 hours anywhere in the country. This extensive national coverage, coupled with our dynamic technologies, enable us to provide the quick turnaround and competitive pricing underwriters require to operate efficiently and profitably. Because we are so responsive to the needs of insurance carriers and sellers, we serve virtually all of the top 100 life and health insurers in the US - and with some, we even have an exclusive relationship.

Our acquisition strategy is structured and disciplined to ensure that only the most appropriate candidates are brought into the Hooper Holmes fold. These companies must offer complementary field services, proprietary services or technologies that can enhance our existing operations. In addition, the acquisition must be accretive to our earnings in the immediate or short-term future, and we must be able to quickly integrate it into our Company to realize attractive cost benefits. Past acquisitions, such as Heritage Labs and Paramedical Services of America (PSA), have expanded Hooper Holmes' ability to serve its customers and, we believe, also increased the long-term growth prospects of our Company.

Our most recent acquisition - Exam Services, Inc. - expanded our presence in California, a key growth market in the life and health insurance industry. Exam Services provided a broad range of health information services through a network of eight branches and generated annualized sales of approximately $8 million. And with the integration of this company on track, we believe we are realizing substantial operating efficiencies.

Acquisitions will continue to be a component of Hooper Holmes' growth strategy. We will remain focused on companies that offer us bottom-line benefits and expand the quality, depth and breadth of our services.

[GRAPH]

1996      37.7
1997      48.5
1998      62.3
1999      89.7
2000     191.1
- --------------------
Stockholders' Equity
Dollars in millions

                                                          2000 Annual Report  11

Hooper Holmes at a Glance
- -------------------------

Our Company

     Hooper Holmes, Inc., is the nation's leading provider of health information services. Through Company-owned branch locations in all fifty states, the Company's network of experienced medical professionals conduct physical examinations, testing and personal health interviews, primarily for the life and health insurance industry.

Services

     Hooper Holmes offers a wide range of health information services for gathering and managing insurance underwriting requirements.

Customers

     Hooper Holmes serves virtually all of the top 100 life and health insurers in the United States.

2000 Highlights
     Financial:
     . Record revenues of $275 million
     . Record net income of $21.0 million
     . Record cash from operations of $33.4 million

     Operational:
     . Introduction of Portamedic Select(TM)
     . Follow-on stock offering
     . Full completion of PSA acquisition
     . Acquisition of Exam Services
     . Marketing Agreement with e-Nable.com
     . Joint Agreement with DNA Sciences, Inc.

Outlook

     With alternate distribution channels (ADCs) joining traditional sales methods, a reduced number of approved health-information service providers and favorable insurance-applicant trends, we see many opportunities for Hooper Holmes to further expand its core business as well as offer ancillary services.

12 Hooper Holmes, Inc,

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Management's Discussion and Analysis

Results of Operations

2000 Compared to 1999
Total revenues for 2000 increased 16% to $275.0 million from $237.1 million for 1999. This growth resulted from a 17% increase in the number of paramedical examinations performed to 3,414,000 from 2,917,000, principally from the acquisition of Paramedical Services of America, Inc. (PSA) on November 1, 1999 (see Note 3 of the consolidated financial statements), an increase in services performed per examination, an increase in the number of Infolink reports to 420,000 from 350,000, and a modest price increase. "Triple X," a life insurance regulatory event in certain states, created a rush by consumers to buy life insurance policies in late 1999 and early 2000. This event significantly increased volume in the first quarter of 2000. The increase in Infolink reports resulted from management reemphasizing branch generation of Infolink reports, and a major client changing ordering requirements.

The Company's cost of operations in 2000 totaled $197.3 million compared to $164.0 million for 1999. Cost of operations as a percentage of revenues totaled 71.8% for 2000 versus 69.2% for 1999. As a percentage of revenues, this increase is primarily due to higher costs as a result of the PSA acquisition, and higher branch operating expenses incurred in early 2000 to meet the increased volume associated with the "Triple X" phenomenon.

Selling, general and administrative (SG&A) expenses were $45.0 million for 2000 compared to $36.6 million for 1999. As a percentage of revenues, SG&A expenses increased to 16.4% for 2000 from 15.4% for 1999. This increase is attributable to certain expenses associated with the acquisition of PSA, largely amortization of goodwill and intangibles, and the additional corporate resources needed to handle the increased business associated with the PSA acquisition.

Accordingly, the Company's operating income for 2000 decreased to $32.6 million versus $36.5 million for 1999, and as a percentage of revenues, decreased to 11.9% for 2000 compared to 15.4% for 1999.

Interest income in 2000 consisted primarily of interest earned on invested funds, the average balance of which was $81.7 million in 2000 compared to $35.1 million for 1999, and interest expense increased in 2000 to $1.3 million, as a result of borrowings against the Company's term loan, used to finance the acquisition of PSA. Other income, net in 2000, includes a one time pre-tax gain realized from the sale of securities owned by the Company of $.4 million.

The effective tax rate was 42% and 44% for 2000 and 1999, respectively. The decrease is the result of increased profitability which lessened the impact of non-tax deductible amortization of goodwill from a 1995 acquisition, and interest earned on tax exempt investments.

As a result of the foregoing, net income from continuing operations in 2000 totaled $21.0 million or $0.31 per diluted share compared to $20.8 million or $0.34 for 1999.

Inflation did not have a significant effect on the Company's operations in 2000.

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

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

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

As a result of the foregoing, net income from continuing operations in 1999 totaled $20.8 million or $0.34 per diluted share compared to $14.2 million or $0.24 for 1998.

Inflation did not have a significant effect on the Company's operations in 1999.

Liquidity and Financial Resources

The Company's primary sources of cash are internally generated funds and the Company's senior credit facility.

On May 30, 2000, the Board of Directors authorized the repurchase of 2,500,000 million shares of the Company's common stock during 2000 for an aggregate purchase price not to exceed $25 million. For the year ended December 31, 2000, the Company purchased 1,785,000 shares at a total cost of $17.1 million.

On February 29, 2000, the Company successfully completed a 7,350,000 share offering of common stock, at an offering price of $12.563 per share which provided net proceeds of approximately $87 million to the Company.

On October 29, 1999, the Company replaced its previous revolving loan facility and entered into a senior credit facility with three banks that included a $65 million, six-year term loan, and a $35 million dollar, three-year revolving loan. The loans bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 1 3/4%, depending on our consolidated funded debt, as defined, to our earnings before interest, taxes, depreciation and amortization or "EBITDA" ratio. As of December 31, 2000, interest was payable at an effective interest rate of 7.37% per annum. No principal payments are due on the term loan for the first eighteen months. In conjunction with the acquisition of PSA in November 1999, the Company borrowed the entire amount of the term loan. Shortly after the February 29, 2000 secondary stock offering, the Company repaid $50 million against the term loan, and in June 2000, repaid an additional $12 million. As of December 31, 2000, the Company has outstanding borrowings against the term loan in the amount of $3 million. There are no borrowings against the revolving loan.

For the year ended December 31, 2000, the net cash provided by operating activities was $33.4 million as compared to $30.9 million in 1999. The significant sources were net income of $21.0 million, $9.0

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

million of depreciation and amortization, an $8.3 million decrease in accounts receivable which was offset by a decrease in accounts payable and accrued expenses of $4.1 million. The decrease in accounts receivable was due to successful collections of the acquired PSA accounts receivable, strong accounts receivable collections in December 2000, and lower revenues for the fourth quarter 2000 compared to prior quarters of 2000. Days sales outstanding was 38.5 days at December 31, 2000, compared to 54.5 days at December 31, 1999.

Our current ratio as of December 2000 was 7.2 to 1, compared to 3.1 to 1 at December 31, 1999. Also, inflation has not had, nor is it expected to have, a material impact on our consolidated financial results, and we currently have no material commitments for capital expenditures. Quarterly dividends paid in 2000 were $.0075 per share.

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

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters beginning after June 30, 2000. The adoption by FASB of the SFAS's did not have an impact on the Company's consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Consolidated Balance Sheets

                                                                                   December 31,
                                                                           ---------------------------
                                                                                   2000           1999
- ------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                $ 45,680,471   $ 41,363,019
  Marketable securities                                                      29,188,309              0
  Accounts receivable                                                        28,870,624     36,836,412
  Other current assets                                                        4,539,330      5,233,884
- ------------------------------------------------------------------------------------------------------
  Total current assets                                                      108,278,734     83,433,315
- ------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                27,382,480     26,465,947
  Less: Accumulated depreciation and amortization                            18,058,073     16,075,132
- ------------------------------------------------------------------------------------------------------
                                                                              9,324,407     10,390,815
- ------------------------------------------------------------------------------------------------------
Goodwill (net of accumulated amortization of
  $8,726,370 in 2000 and $5,483,514 in 1999)                                 78,815,845     73,276,965
- ------------------------------------------------------------------------------------------------------
Intangible assets (net of accumulated amortization of
  $10,931,382 in 2000 and $7,658,860 in 1999)                                13,865,768     16,523,290
- ------------------------------------------------------------------------------------------------------
Other assets                                                                    751,128        846,943
- ------------------------------------------------------------------------------------------------------
                                                                           $211,035,882   $184,471,328
- ------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
  Current maturities of long-term debt                                     $    196,836   $    142,953
  Accounts payable                                                            7,402,862     11,543,665
  Accrued expenses:
  Insurance benefits                                                            291,408      1,559,552
  Salaries, wages and fees                                                    2,585,457      3,209,031
  Payroll and other taxes                                                       232,348        357,029
  Income taxes payable                                                          902,721      5,033,946
  Discontinued operations                                                       286,594        293,736
  Other                                                                       3,075,431      5,217,684
- ------------------------------------------------------------------------------------------------------
Total current liabilities                                                    14,973,657     27,357,596
- ------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                       3,195,295     65,307,047
Deferred income taxes                                                         1,708,954      1,911,027
Minority interest                                                                81,355        203,962
- ------------------------------------------------------------------------------------------------------
Commitments and contingencies
- ------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Common stock, par value $.04 per share; authorized 240,000,000 shares,
   issued 67,454,174 in 2000 and 58,391,052 in 1999                           2,698,167      2,335,642
  Additional paid-in capital                                                135,419,195     36,357,092
  Retained earnings                                                          71,009,995     51,971,602
- ------------------------------------------------------------------------------------------------------
                                                                            209,127,357     90,664,336
  Less: Treasury stock at cost (1,993,564 and 208,664 shares)                18,050,736        972,640
- ------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                191,076,621     89,691,696
- ------------------------------------------------------------------------------------------------------
                                                                           $211,035,882   $184,471,328
======================================================================================================

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Consolidated Statements of Income

                                                          Years ended December 31,
                                               -----------------------------------------------
                                                        2000             1999             1998
- ----------------------------------------------------------------------------------------------
Revenues                                       $ 274,973,666    $ 237,068,057    $ 185,209,776
Cost of operations                               197,347,143      163,958,380      129,261,234
- ----------------------------------------------------------------------------------------------
   Gross profit                                   77,626,523       73,109,677       55,948,542
Selling, general and administrative expenses      44,993,468       36,574,333       30,356,166
- ----------------------------------------------------------------------------------------------
Operating income                                  32,633,055       36,535,344       25,592,376
- ----------------------------------------------------------------------------------------------
Other income (expense):
   Interest expense                               (1,290,973)        (859,555)          (3,391)
   Interest income                                 4,259,390        1,106,901          768,476
   Other income, net                                 532,379          249,567          (88,171)
- ----------------------------------------------------------------------------------------------
                                                   3,500,796          496,913          676,914
- ----------------------------------------------------------------------------------------------
   Income before income taxes                     36,133,851       37,032,257       26,269,290
- ----------------------------------------------------------------------------------------------
Income taxes                                      15,170,000       16,239,000       12,084,000
- ----------------------------------------------------------------------------------------------
   Income from continuing operations              20,963,851       20,793,257       14,185,290
- ----------------------------------------------------------------------------------------------
Discontinued operations
   Loss on disposal, net of taxes                         --               --       (1,485,000)
- ----------------------------------------------------------------------------------------------
Net income                                     $  20,963,851    $  20,793,257    $  12,700,290
- ----------------------------------------------------------------------------------------------
Earnings per share -- basic:
   Income from continuing operations           $         .32    $         .36    $         .25
   Discontinued operations-- net of taxes                 --               --             (.03)
- ----------------------------------------------------------------------------------------------
   Net income                                  $         .32    $         .36    $         .22
- ----------------------------------------------------------------------------------------------
Earnings per share -- diluted:
   Income from continuing operations           $         .31    $         .34    $         .24
   Discontinued operations-- net of taxes                 --               --             (.03)
- ----------------------------------------------------------------------------------------------
   Net income                                  $         .31    $         .34    $         .21
- ----------------------------------------------------------------------------------------------
Weighted average shares-- basic                   64,830,697       57,560,564       56,241,370
Weighted average shares-- diluted                 68,377,742       61,533,558       59,719,420
==============================================================================================

Per share and share amounts are adjusted to reflect two for one stock splits effective January 8, 1999 and April 12, 2000.

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity

                                             Common Stock
                                       ------------------------
                                                                      Additional
                                        Number of                        Paid-in        Retained        Treasury
                                           Shares        Amount          Capital        Earnings           Stock          Total
- -------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997             13,939,115  $    557,565   $   27,079,265  $   20,901,043  $      (18,502) $  48,519,371
- -------------------------------------------------------------------------------------------------------------------------------
Net income                                                                            12,700,290                     12,700,290
Cash dividends ($.036 per share)                                                        (985,039)                      (985,039)
Issuance of stock award                     2,000            80           38,170                                         38,250
Exercise of stock options                 208,415         8,336        1,244,633                                      1,252,969
Exercised stock option tax benefit                                     1,398,000                                      1,398,000
Issuance of shares for employee
   stock purchase plan                     40,452         1,618          322,630                                        324,248
Purchase of treasury stock                                                                              (954,138)      (954,138)
Two for one stock split effective
   January 8, 1999                     14,189,982       567,599         (567,599)                                            --
- -------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998             28,379,964     1,135,198       29,515,099      32,616,294        (972,640)    62,293,951
- -------------------------------------------------------------------------------------------------------------------------------
Net income                                                                            20,793,257                     20,793,257
Cash dividends ($.050 per share)                                                      (1,437,949)                    (1,437,949)
Issuance of stock award                     5,000           200           63,850                                         64,050
Exercise of stock options                 742,500        29,700        2,226,969                                      2,256,669
Exercised stock option tax benefit                                     5,170,000                                      5,170,000
Issuance of shares for employee
   stock purchase plan                     68,062         2,723          548,995                                        551,718
Two for one stock split effective
   April 12, 2000                      29,195,526     1,167,821       (1,167,821)                                            --
- -------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999             58,391,052     2,335,642       36,357,092      51,971,602        (972,640)    89,691,696
- -------------------------------------------------------------------------------------------------------------------------------
Net income                                                                            20,963,851                     20,963,851
Cash dividends ($.030 per share)                                                      (1,925,458)                    (1,925,458)
Net proceeds from the sale of
   common stock                         7,350,000       294,000       86,534,696                                     86,828,696
Issuance of stock award                    10,000           400          153,350                                        153,750
Exercise of stock options               1,589,000        63,560        3,637,884                                      3,701,444
Exercised stock option tax benefit                                     8,060,000                                      8,060,000
Issuance of shares for employee
   stock purchase plan                    114,122         4,565          676,173                                        680,738
Purchase of treasury stock                                                                           (17,078,096)   (17,078,096)
- -------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000             67,454,174  $  2,698,167   $  135,419,195  $   71,009,995  $  (18,050,736) $ 191,076,621
===============================================================================================================================

Per share amounts are adjusted to reflect two for one stock splits effective January 8, 1999 and April 12, 2000.

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries

Consolidated  Statements of Cash Flows

                                                                            Years ended December 31,
                                                                --------------------------------------------------
                                                                            2000            1999             1998
- ------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                   $     20,963,851  $   20,793,257  $     12,700,290
   Adjustments to reconcile net income
      to net cash provided by operating activities:
         Loss on disposal                                                     --              --         1,485,000
         Depreciation and amortization                                 9,003,473       5,317,466         4,704,540
         Provision for bad debt expense                                       --              --           130,000
         Deferred tax expense (benefit)                                  918,587         390,773        (2,804,000)
         Issuance of stock awards                                        153,750          64,050            38,250
         Loss on sale of fixed assets                                     50,873          46,037            67,237
   Change in assets and liabilities, net of effect
      from acquisitions of businesses:
         Accounts receivable                                           8,307,328      (5,964,107)          715,604
         Other assets                                                 (1,874,676)       (815,693)         (566,046)
         Income tax receivable                                                --           7,408                --
         Accounts payable and accrued expenses                        (4,080,805)     11,064,431         5,138,185
- ------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                          33,442,381      30,903,622        21,609,060
- ------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Business acquisitions, net of cash acquired                        (8,728,550)    (82,949,063)       (2,820,352)
   Purchases of marketable securities                                (79,507,324)             --                --
   Redemptions of marketable securities                               50,319,015              --                --
   Capital expenditures, net of disposals                             (1,357,525)     (2,714,339)       (1,833,818)
- ------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                             (39,274,384)    (85,663,402)       (4,654,170)
- ------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Issuance of long-term debt                                            100,000      65,100,000                --
   Principal payments on long-term debt                              (62,157,869)       (100,000)               --
   Proceeds from issuance of common stock                             86,828,696              --                --
   Proceeds from employee stock purchase plan                            680,738         551,718           324,248
   Proceeds related to the exercise of stock options                   3,701,444       2,256,669         1,252,969
   Treasury stock acquired                                           (17,078,096)             --          (954,138)
   Dividends paid                                                     (1,925,458)     (1,437,949)         (985,039)
- ------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                10,149,455      66,370,438          (361,960)
- ------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                              4,317,452      11,610,658        16,592,930
Cash and cash equivalents at beginning of year                        41,363,019      29,752,361        13,159,431
- ------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $     45,680,471  $   41,363,019  $     29,752,361
- ------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
Cash paid during the year for:
   Interest                                                     $      2,065,297  $       70,473  $             --
   Income taxes                                                 $      9,883,975  $    8,787,418  $      9,140,543
==================================================================================================================

See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements



- --------------------------------------------------------------------------------
Note 1 --         Principles of Consolidation
Summary of        The consolidated financial statements include the accounts
Significant       of Hooper Holmes, Inc. and its majority owned subsidiaries
Accounting        (the "Company"). All significant intercompany balances and
Policies          transactions are eliminated in consolidation.

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

                  Marketable Securities
                  At December 31, 2000, marketable securities consist of U.S. Treasury, municipal bonds, mortgage-backed, and corporate debt securities. The Company classifies all of its marketable security investments as available-for-sale. Available-for-sale securities are recorded at fair value and dividend and interest income are recognized when earned. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. At December 31, 2000, the cost of the marketable securities approximates fair value.

                  Cash and Cash Equivalents
                  The Company considers highly liquid investments with original maturities of less than 90 days to be cash equivalents.

                  Long-Lived Assets
                  Long-lived assets consist of property, plant and equipment, goodwill, and identifiable intangibles.

                    The Company reviews long-lived assets for impairment
                  whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. Impairments are recognized when the expected future undiscounted cash flows derived from such

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------


                    assets are less than their carrying value. For such cases, losses are recognized for the difference between the fair value and the carrying amount. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets.
                         Property, plant and equipment are carried at cost.
                    Depreciation is computed using the straight-line method over the assets estimated useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.
                         Goodwill and intangible assets are being amortized
                    using the straight-line method over lives ranging from 10-25 years and 1-15 years, respectively.

                    Earnings Per Common Share
                    Basic earnings per common share equals net income divided by the weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of the weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents (3,547,045, 3,972,994 and 3,478,050 for 2000, 1999 and 1998, respectively) are shares assumed to be issued if outstanding stock options were exercised. All appropriate share and per share period amounts have also been restated for the April 12, 2000 and January 8, 1999 stock splits (see note 10, "Capital Stock").

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

                    Fair Value of Financial Instruments
                    The carrying value for all financial instruments, except long-term debt, at December 31, 2000 and 1999, approximates fair value due to the short maturity of these instruments. For long-term debt, the carrying value approximates fair value due to the interest rate being reset in December 2000.

                    Employee Stock Options
                    Employee non-qualified stock options are granted with an exercise price equal to the market price at the date of grant, and therefore, compensation expense is not recognized on the issuance of employee stock options.

                    Advertising
                    Costs related to space in publications are expensed the first time the advertising occurs. Advertising expense was approximately $289,000, $288,000 and $149,000 in 2000, 1999 and 1998, respectively.


- --------------------------------------------------------------------------------
Note 2 --           In 1995, the Company transferred substantially all of the
Discontinued        assets and business of its Nurse's House Call health care
Operations          division (the "NHC division") to Olsten Corporation, (the
                    "NHC Transaction"),

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

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

- --------------------------------------------------------------------------------
Note 3-- During 2000, the Company acquired specific assets and Acquisitions and liabilities of eight health information services companies.
Dispositions      The aggregate purchase price of these acquisitions was
                  approximately $10.5 million and has resulted in total costs in excess of net assets acquired of approximately $9.5 million.
                  This amount is being amortized on a straight line basis over a period of 10-25 years. Additionally, non-competition agreements were entered into in the aggregate amount of approximately $.6 million and are being amortized on a straight line basis over 5 years.

                  As of November 1, 1999, the Company purchased substantially all of the assets of Paramedical Services of America, Inc. ("PSA"), an Atlanta based subsidiary of Pediatric Services of America, Inc. The purchase price was approximately $80 million, and was financed with a $65 million term loan (see note 6) and approximately $15 million in existing cash. As a result of an independent appraisal, the Company has recorded costs in excess of net assets acquired of approximately $58 million, and intangible assets in the amount of $11.6 million, comprised of customer base $4.6 million, affiliate network $3.2 million, assembled workforce $1.2 million, and a non-competition agreement valued at $2.6 million. The amounts are being amortized over their estimated useful lives of 25 years for costs in excess of net assets acquired, and between 5 to 9 years for the remaining intangibles. During the fourth quarter of 2000, the Company adjusted the purchase price allocation in the amount of $.7 million, as a result of the increase in the net realizable value of assets acquired, partially offset by an increase in the liabilities assumed.

                    The liabilities assumed in the PSA acquisition included
                  approximately $3.8 million for certain PSA facility exit costs and certain legal, accounting and other acquisition costs. At December 31, 2000, the Company had closed 83 branches of PSA and had paid the majority of the other acquisition costs. At December 31, 2000 and 1999, the remaining liabilities assumed total $.6 million and $1.4 million, respectively, and are included in other accrued expenses on the accompanying consolidated balance sheet. At December 31, 2000, the remaining costs represent office and equipment lease liabilities for closed PSA branches.

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

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

                            acquired of approximately $1.4 million is being amortized over 15 years. Additionally, a non-competition agreement was entered into in the amount of $.2 million, and is being amortized over 3 years.

                            The acquisitions discussed above have been accounted for using the purchase method of accounting and the purchase price of the acquisitions has been assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations from the respective dates of purchase. If the acquisition of PSA had occurred on January 1, 1999, it would have resulted in the following unaudited pro forma information, and does not include cost savings expected from the transaction: revenues $299,340,000, net income $15,842,000 and earnings per diluted share, $.26. The unaudited pro forma financial information does not purport to represent our consolidated results of operations or financial position that would have been achieved had the transactions to which pro forma effect is given been consummated as of the dates or for the periods indicated.

                            The 2000 acquisitions do not require pro forma information, as the results of operations of the businesses acquired were not material.

- ----------------------------------------------------------------------------------------------------------------
Note 4 --                   Accounts receivable are net of an allowance for
Account Receivable          doubtful accounts in the amount of $884,352 and
                            $1,092,071 in 2000 and 1999, respectively.
- ----------------------------------------------------------------------------------------------------------------
Note 5 --                   Property, plant and equipment consists of the following:
Property, Plant
and Equipment                                                                                          Estimated
                                                                 December 31,     December 31,       Useful Life
                                                                         2000             1999          In Years
- ----------------------------------------------------------------------------------------------------------------
                            Land and improvements                $   618,972      $    618,972         10 - 20
                            ------------------------------------------------------------------------------------
                            Building and improvements              4,933,481         4,826,966         10 - 45
                            ------------------------------------------------------------------------------------
                            Furniture, fixtures and equipment     21,830,027        21,020,009          3 - 10
                            ------------------------------------------------------------------------------------
                                                                 $27,382,480      $ 26,465,947
                            ====================================================================================

- ----------------------------------------------------------------------------------------------------------------

Note 6 --                   On October 29, 1999, the Company entered into a $100
Long Term Debt              million Amended and Restated Revolving Credit and
                            Term Loan Agreement with three banks. This senior credit facility consists of a $65 million, six-year term loan, and a $35 million, three-year revolving loan. The $65 million term loan was used in connection with the purchase of the assets of PSA.
                            As of December 31, 2000, $3.0 million is outstanding against the term loan. The Company has not borrowed under the $35 million revolving loan.

                            Both the term loan and the revolving loan bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 1 3/4%, depending on the ratio of our consolidated funded debt, as defined, to earnings before interest, taxes, depreciation and amortization, or "EBITDA." As of December 31, 2000, interest was payable at an effective annual interest rate of 7.37%. Either loan can be prepaid without penalty at any time. Also, commitment fees up to 1/4% of the unused revolving loan are charged, and the agreement contains certain financial covenants related to dividends, fixed charge coverage and funded debt to EBITDA ratio.

                            As of December 31, 2000, the majority owned subsidiary of the Company had outstanding obligations under its bank note in the amount of $.4 million. The interest rate at December 31, 2000 was 10.0%. The note matures on January 1, 2003 and monthly principal payments are required.

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
Note 7 --           The Company leases branch field offices under a number of
Commitments and     operating leases which expire in various years through 2005.
Contingencies       These leases generally contain renewal options and require the Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment. These leases expire in various years through 2005. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2000:

                    Year Ending December 31,
                         2001                                     $  9,435,619
                         2002                                        5,498,526
                         2003                                        5,281,343
                         2004                                        2,034,915
                         2005                                          309,764
                    ------------------------------------------------------------
                    Total minimum lease payments                  $ 22,560,167
                    ------------------------------------------------------------

                    Rental expenses under operating leases were $12,429,976, $10,768,315 and $8,633,036 in 2000, 1999 and 1998,
                    respectively.
                         The Company has employment retention contracts with
                    certain executive officers of the Company for a two year period from the date a change in control occurs as further defined in the contracts.

- --------------------------------------------------------------------------------
Note 8 --           The Company is a party to a number of legal actions arising
Litigation          in the ordinary course of its business. The Company is a
                    defendant in an action arising out of the Company's resale of a drug screening business it acquired and subsequently sold in 1995. The plaintiff claims to have suffered damages from the Company's alleged failure to comply with the terms of a non-competition agreement and a right of first refusal, as well as incomplete disclosure about the transaction. The
                    Company believes that the plaintiff suffered no damages and will vigorously defend this action in court. In the opinion of management, the Company has substantial legal defenses and/or insurance coverage with respect to all of its pending legal actions; accordingly, none of these actions is expected to have a material adverse effect on the Company, its results of operations or its consolidated financial position.

- --------------------------------------------------------------------------------
Note 9 --           Income tax expense is comprised of the following:
Income Taxes
                    (in thousands)                2000        1999        1998
                    ------------------------------------------------------------
                    Federal:
                         Current                $ 11,554    $ 13,603   $ 11,693
                         Deferred                    724         285     (1,277)
                    ------------------------------------------------------------
                    State and local:
                         Current                   2,697       2,245      1,930
                         Deferred                    195         106       (262)
                    ------------------------------------------------------------
                                                $ 15,170    $ 16,239   $ 12,084
                    ============================================================

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

                  The following reconciles the "statutory" federal income tax rates to the effective income tax rates:

                                                                             2000    1999   1998
                  -------------------------------------------------------------------------------
                  Computed "expected" tax expense                             35%     35%    35%
                  -------------------------------------------------------------------------------
                  Increase (reduction) in tax expense resulting from:
                    State tax, net of federal benefit                          8       8      7
                    Non-tax deductible amortization of goodwill                1       1      2
                    Other                                                     (2)     --      2
                  -------------------------------------------------------------------------------
                  Effective income tax rates                                  42%     44%    46%
                  ===============================================================================

                  The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2000 and 1999 are as follows:

                  (in thousands)                                               2000        1999
                  -------------------------------------------------------------------------------
                  Deferred tax assets:
                    Acquisition reserve                                      $    --     $   592
                    Discontinued operation accruals                              117         123
                    Receivable allowance                                         361         459
                    Intangible assets                                            227         234
                    Insurance benefits                                           119         655
                    Other                                                        202         263
                  -------------------------------------------------------------------------------
                                                                               1,026       2,326
                  -------------------------------------------------------------------------------
                  Deferred tax liabilities:
                    Accumulated depreciation                                    (671)       (681)
                    Acquisition bases adjustment,
                      primarily intangibles                                   (1,432)     (1,860)
                    Other                                                        (57)         --
                  -------------------------------------------------------------------------------
                                                                              (2,160)     (2,541)
                  -------------------------------------------------------------------------------
                  Net deferred tax liability                                 $(1,134)    $  (215)
                  ===============================================================================

                           Deferred tax assets (liabilities) are presented in
                  the consolidated balance sheets at December 31, 2000 as follows: other current assets $575,000 and deferred income taxes (noncurrent) $(1,709,000) and at December 31, 1999, other current assets $1,696,000 and deferred income taxes (noncurrent) $(1,911,000).

                           No valuation allowance has been provided on deferred
                  tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income.

                           The principal components of the deferred tax
                  provision in 2000 and 1999 include differences between financial and tax reporting for depreciation and amortization.

- --------------------------------------------------------------------------------
Note 10--         Stock Split and Authorized Shares -- Effective January 8, 1999
Capital Stock     and April 12, 2000, the Company declared two for one stock splits in the form of 100% stock dividends to all stockholders, which were distributed on January 29, 1999 and April 26, 2000, respectively. The stock splits resulted in additional shares of 14,189,982 shares and 33,160,626 shares of common stock, respectively, of which, 52,166 and 104,332 shares, respectively, were shares of treasury stock. All share and per share amounts have been retroactively restated for these events. On February 24, 1998, the stockholders approved a proposal to increase the authorized number of common shares from 20

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

                    million to 80 million. On May 25, 1999, the stockholders approved a proposal to increase the authorized number of common shares from 80 million to 240 million.

                    Stock Offering -- The Company completed a secondary common stock offering of 7,350,000 shares on February 29, 2000. The offering price was $12.563 and provided approximately $87 million in net proceeds to the Company.

                    Stock Repurchase Program -- On May 30, 2000, the Board of Directors authorized the repurchase of 2.5 million shares of the Company's common stock during this calendar year for an aggregate purchase price not to exceed $25 million. For the year ended December 31, 2000, the Company purchased 1,785,000 shares for a total cost of $17.1 million.

                    Rights Agreement -- On May 23, 2000, the Board of Directors adopted a Rights Agreement to replace the Rights Agreement which expired on June 16, 2000. The Board declared a dividend of one Common Share Purchase Right (a "Right") for each outstanding share of Common Stock distributable on June 30, 2000.

                         The Rights Agreement was not adopted in response to any
                    known effort to acquire control of the Company. Rather, the Rights Agreement was adopted in an effort to ensure that all of the Company's shareholders are treated fairly in the event an attempt is made to take over the Company without paying all shareholders a full and fair price for all of their shares of Common Stock.

                         Until a person or group acquires 20% or more of the
                    Company's Common Stock or announces a tender or exchange offer to acquire 30% or more of the Company's Common Stock (other than a Permitted Offer), the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed. If (i) any person or group acquires 20% or more of the Company's Common Stock (other than by a tender offer for all shares which the Company's Board of Directors determines to be in the best interests of the Company and its shareholders, or by an inadvertent acquisition after which such person or group promptly divests a sufficient number of shares so that such person's ownership is less than 20%) or (ii) the Company is involved in a merger or other business combination or sells more than 50% of its assets or earning power, each Right (other than Rights beneficially owned by 20% or more shareholders or certain transferees thereof, which Rights become void) will entitle the holder, upon payment of the exercise price of $110 (as adjusted), to buy a number of shares of Common Stock of the Company or of the acquiring company having a market value of twice the exercise price. If any person or group acquires between 20% and 50% of the Company's Common Stock, the Company's Board of Directors may, at its option, exchange each Right for a share of Company Common Stock.

                         The Rights Agreement will expire on June 15, 2010. In
                    addition, the Rights may be redeemed for $0.01 per Right on or prior to the tenth day after any person or group acquires 20% or more of the Company's Common Stock, thus clearing the way for an acquisition which the Board believes to be in the best interests of the Company and its shareholders.

                    Stock Purchase Plan -- In 1993, the shareholders approved the 1993 Employee Stock Purchase Plan which provided for granting of purchase rights to all full-time employees, as defined, of up to 2,000,000 shares of Company stock. The plan provided for the purchase of shares on the date one year from the grant date. During the year after the grant date, up to 10% of an employee's compensation was withheld for their purchase. Employees can cancel their purchases any time during the year, without penalty. The purchase price was 95% of the closing common stock price on the grant date. In April 1998, April 1999, and April 2000, the Company distributed 161,808, 136,124 and 114,122 shares, respectively, under the April 1997, April 1998 and April 1999 grants,

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

                    and the aggregate purchase price was $324,248, $551,718 and $680,738, respectively. In April 2000, the Company made a grant of approximately 127,488 shares, and the aggregate purchase price was approximately $1,279,342; however, the 2000 plan offering terminated, in accordance with the plan's automatic termination provision.

                    Stock Awards -- The Company's Chairman and President is entitled to receive stock awards based on the attainment of performance goals established for any given year. For the years ended December 31, 2000, 1999 and 1998, awards of 10,000 shares, 10,000 shares and 8,000 shares, respectively, have been granted.

                    Stock Option Plans -- The Company's stockholders approved stock option plans totaling 2,000,000 shares in 1999, 2,400,000 shares in 1998 and 1997, and 4,000,000 shares in
                    1994 and 1992, which provide that options may be granted to management. Options are granted at market value on the dates of the grants and are exercisable as follows: 25% after two years and 25% on each of three anniversary dates thereafter, and terminate after 10 years.

                         In May 1997, the Company's stockholders approved the
                    1997 Director Stock Option Plan for 1,200,000 shares, which provides 200,000 options to non-employee Directors. The options were granted at market value on the date of the grant, and are exercisable in five equal annual installments beginning on the first anniversary of the date of the grant. The Company currently has five non-employee directors.

                         Also in May 1997, the Company's stockholders approved
                    the CEO Stock Option Agreement, which provides options to the Chief Executive Officer to acquire 800,000 shares, at an exercise price equal to the fair value at the date of grant. The options vest 160,000 shares annually for five years. Any unvested options became immediately exercisable in 1999, because the two performance related conditions were met: (a) the Company's earnings per share were at least $.18 for the year ended December 31, 1998, and (b) the Company's closing stock price was at least $3.75 per share for any consecutive 30 day period during the six months ended June 30, 1999.

                    The following table summarizes stock option activity:
                    ------------------------------------------------------------------------------------
                                                                          Under Option
                    ------------------------------------------------------------------------------------
                                                           Shares                               Weighted
                                                    Available for                       Average Exercise
                                                            Grant             Shares     Price Per Share
                    ------------------------------------------------------------------------------------
                    Balance, December 31, 1997          3,994,408          8,679,660           $    1.62
                         Granted                       (2,421,600)         2,421,600                5.23
                         Exercised                             --           (833,660)               1.50
                         Cancelled                         57,700            (57,700)               2.52
                    ------------------------------------------------------------------------------------
                    Balance, December 31, 1998          1,630,508         10,209,900           $    2.48
                         Authorized                     2,000,000                 --                  --
                         Granted                       (1,085,000)         1,085,000               12.88
                         Exercised                             --         (1,485,000)               1.52
                         Cancelled                         69,200            (69,200)               5.58
                    ------------------------------------------------------------------------------------
                    Balance, December 31, 1999          2,614,708          9,740,700           $    3.77
                         Granted                         (501,500)           501,500                7.13
                         Exercised                             --         (1,589,000)               2.33
                         Cancelled                        106,000           (106,000)               8.75
                    ------------------------------------------------------------------------------------
                    Balance, December 31, 2000          2,219,208          8,547,200           $    4.17
                    ------------------------------------------------------------------------------------

               Hooper Holmes, Inc. and Subsidiaries
               -----------------------------------------------------------------


               The weighted average fair value per stock option granted was $4.36 for the 2000 options, $7.77 for the 1999 options, and $1.18 in 1998. The Company estimated the fair values using the Black-Scholes option pricing model, modified for dividends and using the following assumptions:

                                                        2000     1999     1998
               -----------------------------------------------------------------

               Expected dividend yield                  .26%     .26%     .34%
               Risk-free interest rate                 5.75%    6.00%    4.75%
               Expected stock price volatility        43.78%   40.98%   41.90%
               Expected term until exercise (years)     9.6       10        9
               =================================================================



               The Company does not record compensation expense for stock option grants. The following table summarizes results as if the Company had recorded compensation expense for option grants:

               (thousands of dollars, except per share data)     2000         1999        1998
               -----------------------------------------------------------------------------------
               Net income:
                        As reported                          $   20,964   $   20,793   $   12,700
                        Pro forma                                17,873       18,919       11,552
               Basic earnings per share:
                        As reported                          $      .32   $      .36   $      .22
                        Pro forma                                   .28          .33          .21
               Diluted earnings per share:
                        As reported                          $      .31   $      .34   $      .21
                        Pro forma                                   .26          .31          .19
               ===================================================================================


               The pro forma effects on net income and earnings per share for 2000, 1999 and 1998 may not be representative of the pro forma effects in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extend beyond the reported years.

                    The following table summarizes information concerning
               options outstanding at December 31, 2000:


                                    Options Outstanding                       Options Exercisable
               ----------------------------------------------------------  -----------------------
                                                     Weighted
                                                      Average    Weighted                 Weighted
                                       Number       Remaining     Average       Number     Average
               Range of           Outstanding     Contractual    Exercise  Exercisable    Exercise
               Exercise Prices    at 12/31/00    Term (Years)       Price  at 12/31/00       Price
               -----------------------------------------------------------------------------------
                 $ .98 - $1.87      2,450,700             2.7      $ 1.33    2,450,700      $ 1.33
                  2.03 -  2.14      2,638,600             6.0        2.09    1,042,600        2.10
                  3.22 -  3.69        873,900             7.0        3.59      362,475        3.30
                  6.69 -  7.13      1,578,400             8.4        6.82      208,000        6.69
                         12.88      1,005,600             8.8       12.88       11,200       12.88
               ===================================================================================


- --------------------------------------------------------------------------------
Note 11 --     This plan is available to all employees with at least one year of
401k Savings   service of greater than 1,000 hours of employment, and is
and Retirement administered by ING/ReliaStar Financial Corporation. The Company
Plan           matches 25% of the first 10% of employee salary contributions.
               The Company's payments for 2000, 1999 and 1998, were $426,000,
               $345,000 and $300,000, respectively.

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Independent Auditors' Report

The Board of Directors and Stockholders Hooper
Holmes, Inc.

We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Short Hills, New Jersey
February 26, 2001

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Selected Financial Data

                                                                  For  the years ended December 31,
                                                        --------------------------------------------------------
(dollars in thousands except per share data)                      2000                 1999                 1998
- ----------------------------------------------------------------------------------------------------------------
Statement of Income Data:
   Revenues                                             $      274,974     $        237,068     $        185,210
   Operating income                                             32,633               36,535               25,592
   Interest expense                                              1,291                  860                    3
   Income from continuing operations                            20,964               20,793               14,185
   Loss from discontinued operations /(1)/                          --                   --               (1,485)
   Net income                                                   20,964               20,793               12,700
Earnings per share -- basic:
   Income from continuing operations                               .32                  .36                  .25
   Discontinued operations /(1)/                                    --                   --                 (.03)
   Net income                                                      .32                  .36                  .22
Earnings per share -- diluted:
   Income from continuing operations                               .31                  .34                  .24
   Discontinued operations /(1)/                                    --                   --                 (.03)
   Net income                                           $          .31     $            .34     $            .21
- ----------------------------------------------------------------------------------------------------------------
Cash dividends per share                                $         .030     $           .025     $           .018
- ----------------------------------------------------------------------------------------------------------------
Weighted average shares-- basic                             64,830,697           57,560,564           56,241,370
Weighted average shares-- diluted                           68,377,742           61,533,558           59,719,420
- ----------------------------------------------------------------------------------------------------------------
Balance Sheet Data (as of December 31):
   Working capital                                      $       93,305     $         56,076     $         33,476
   Total assets                                                211,036              184,471               85,016
   Current maturities of long-term debt                            197                  143                  450
   Long-term debt, less current maturities                       3,195               65,307                   --
   Total long-term debt                                          3,392               65,450                  450
   Stockholders' equity                                 $      191,077     $         89,692     $         62,294
================================================================================================================

Per share and share amounts are adjusted to reflect a three for two stock split effective February 28, 1992, and two for one stock splits effective August 22, 1997, January 8, 1999 and April 12, 2000.

/(1)/  See note 2 to the consolidated financial statements.

                                   For the Years ended December 31,
- -----------------------------------------------------------------------------------------------------
        1997          1996          1995           1994           1993            1992           1991
- -----------------------------------------------------------------------------------------------------
$    165,353   $   156,254   $   111,313   $     92,534   $     80,600    $     68,931   $     61,585
      16,344         8,576         4,059          3,803          5,020           4,548          4,079
         168         1,394         1,674            994            237             144            319
       8,770         4,086         1,667          1,480          2,739           2,779          2,159
          --            --       (14,716)         1,184            867           2,099          1,427
       8,770         4,086       (13,049)         2,664          3,606           4,878          3,586

         .16           .08           .03            .03            .05             .05            .05
          --            --          (.27)           .02            .02             .04            .04
         .16           .08          (.24)           .05            .07             .09            .09

         .15           .08           .03            .03            .05             .05            .05
          --            --          (.27)           .02            .02             .04            .04
$        .15   $       .08   $      (.24)  $        .05   $        .07    $        .09   $        .09
- -----------------------------------------------------------------------------------------------------
$       .013   $      .008   $      .008   $       .038   $       .038    $       .031   $        .03
- -----------------------------------------------------------------------------------------------------
  55,073,336    53,821,752    53,657,024     53,653,704     53,712,488      53,741,336     41,129,608
  57,128,264    54,487,604    53,809,428     53,831,164     54,083,472      54,057,263     41,400,722
- -----------------------------------------------------------------------------------------------------

$     20,381   $    11,807   $    24,786   $      6,407   $      4,024    $      9,861   $     15,720
      65,941        61,296        93,997        103,172         88,355          52,754         48,962
          --         1,030         8,800          2,150          1,550              --             93
          --         5,250        26,250         46,327         29,950           3,000          3,078
          --         6,280        35,050         48,477         31,500           3,000          3,171
$     48,519   $    37,719   $    33,132   $     46,502   $     45,916    $     44,384   $     41,160
=====================================================================================================

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Directors and Officers

Directors

Benjamin A. Currier
Retired. Formerly Senior Vice President, Security Life of Denver Ins. Co.-- ING/Barings

    Mr. Currier, age 67, was Senior Vice President of Operations for Security Life of Denver Insurance Company, a subsidiary of ING/Barings, in Denver, Colorado prior to his retirement in 1997. Mr. Currier was Vice President, Allstate Life Insurance Company from 1978 to 1995. He has been a director of the Company since 1996, and is a member of the Audit Committee and the Executive Compensation Committee. Mr. Currier is also a director of e-Nable.com Corporation. (Term expires at the Annual Meeting in 2002.)

Quentin J. Kennedy
Retired. Formerly Executive Vice President, Secretary and Director Federal Paper Board Company

    Mr. Kennedy, age 67, was Executive Vice President, Secretary, Treasurer and Director of Federal Paper Board Company in Montvale, New Jersey until his retirement in 1996. He had served in various executive positions with Federal Paper Board since 1960. Mr. Kennedy has been a director of the Company since 1991. He is a member of the Executive Committee and the Executive Compensation Committee. (Term expires at the Annual Meeting in 2003.)

James M. Mcnamee
Chairman, President and Chief Executive Officer

    Mr. McNamee, age 56, has served as Chairman of the Board of Directors of the Company since 1996 and as President and Chief Executive Officer of the Company since 1984. He has been an employee of the Company since 1968, an officer since 1979 and a director since 1984. Mr. McNamee is a member of the Executive Committee and the Nominating Committee. (Term expires at the Annual Meeting in 2001.)

John E. Nolan
Partner
Steptoe & Johnson LLP

    Mr. Nolan, age 73, is a partner in the law firm of Steptoe & Johnson, LLP, Washington, D.C. and has been engaged in the practice of law since 1956. He has been a director of the Company since 1971, and is a member of the Audit Committee and the Executive Committee. Mr. Nolan is also a director of Iomega Corporation. (Term expires at the Annual Meeting in 2003.)

Elaine L. Rigolosi
Professor of Education
Department of Organization and Leadership Teachers College
Columbia University

    Dr. Rigolosi, Ed.D, J.D., age 56, is Professor, Department of Organization and Leadership, Teachers College, Columbia University. She has been associated with Columbia University since 1976, and has maintained a private consulting practice in management for health care organizations since 1974. Dr. Rigolosi has been a director of the Company since 1989, and is a member of the Audit Committee and the Executive Compensation Committee. (Term expires at the Annual Meeting in 2002.)

Kenneth R. Rossano
Private Investor. Formerly Senior Vice President
Cassidy & Associates

    Mr. Rossano, age 66, is a private investor. From 1992 to 1999, he was Senior Vice President, Cassidy & Associates in Boston, Massachusetts. From 1991 to 1992, he was Vice President, Development, Massachusetts Higher Education Assistance Corporation in Boston, Massachusetts. He has been a director of the Company since 1967, and is a member of the Executive Committee and the Nominating Committee. Mr. Rossano is also a director of Active International, Inc. and A+ America, Inc. (Term expires at the Annual Meeting in 2001.)

G. Earle Wight
Senior Vice President

    Mr. Wight, age 67, has served as Senior Vice President of the Company since 1985 and has been a director of the Company since 1966. Mr. Wight is a member of the Nominating Committee. (Term expires at the Annual Meeting in 2001.)

Officers

James M. Mcnamee
Chairman, President and Chief Executive Officer

Mario L. Cavezza
Senior Vice President

David J. Goldberg
Senior Vice President

Robert William Jewett
Senior Vice President,
General Counsel and Secretary

Steven A. Kariotis
Vice President

Fred Lash
Senior Vice President,
Chief Financial Officer and Treasurer

Joseph A. Marone
Vice President

Raymond A. Sinclair
Senior Vice President

Alexander Warren
Senior Vice President

G. Earle Wight
Senior Vice President

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Investor Information

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

Address inquires to:
Secretary
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

Independent Certified Public Accountants
KPMG LLP Short Hills, NJ

Transfer Agents & Registrar
First City Transfer Company Iselin, NJ

Annual Meeting
May 22, 2001, at the Company's Headquarters

Corporate Headquarters
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920
(908) 766-5000
www.hooperholmes.com

Dividend Reinvestment Plan
The Hooper Holmes Dividend Reinvestment Plan is designed to enable record shareholders of Hooper Holmes' Common Shares to acquire additional Common Shares through the automatic investment of their cash dividends. With this Plan, there are no transaction charges or brokerage commissions associated with the purchase of Common Shares, thereby permitting the entire amount of your dividend to be invested. The Plan is administered for Hooper Holmes by First City Transfer Company. For more information or an enrollment form, please contact the Investor Relations department at (908) 766-5000.

Hooper Holmes, Inc. and Subsidiaries
- --------------------------------------------------------------------------------
Quarterly Common Stock Price Ranges and Dividends
(dollars)

                      2000                                   1999
           ---------------------------           -----------------------------
Quarter     High       Low    Dividend            High        Low     Dividend
- ------------------------------------------------------------------------------
First      18.25      9.69       .0075            8.28       6.19        .0063
Second     18.31      8.00       .0075           10.81       7.50        .0063
Third      13.81      7.13       .0075           12.81       9.16        .0063
Fourth     11.06      8.50       .0075           13.69      11.13        .0063
- ------------------------------------------------------------------------------

Adjusted to reflect two for one stock splits effective January 8, 1999, and April 12, 2000.


Quarterly Financial Data (Unaudited)
(dollars in thousands, except per share data)

                                                     Per Share of Common Stock
                                                            Net Income
                               Gross                 -------------------------
Quarter     Revenues          Profit     Net Income      Basic         Diluted
- ------------------------------------------------------------------------------
2000
Fourth     $  60,350     $    16,535    $     4,515   $    .07       $     .07
Third         61,270          16,570          3,887        .06             .06
Second        67,581          18,722          4,665        .07             .07
First         85,773          25,800          7,897        .12             .11
- ------------------------------------------------------------------------------
Total      $ 274,974     $    77,627    $    20,964   $    .32       $     .31
- ------------------------------------------------------------------------------
1999
Fourth     $  75,827     $    23,052    $     6,232   $    .11       $     .10
Third         53,830          16,077          4,989        .09             .08
Second        54,472          16,932          4,821        .08             .08
First         52,939          17,049          4,751        .08             .08
- ------------------------------------------------------------------------------
Total      $ 237,068     $    73,110    $    20,793   $    .36       $     .34
==============================================================================

Per share calculations are adjusted to reflect two for one stock splits effective January 8, 1999, and April 12, 2000.

                                        Glossary
                                        ----------------------------------------

Accretive
Adding to the Company's earnings, as in the case of an acquisition.

Alternate Distribution Channel (ADC)
Non-traditional channel for selling life insurance, such as the Internet, banks and quote services.

Attending Physician Statement (APS)
Medical records used for underwriting life, health and disability insurance. These records are obtained with the signed authorization of the proposed insured.

Basic Earnings per Share
Net income divided by the weighted average number of shares outstanding during the period.

Cycle Time
The period of time needed to underwrite an insurance application.

Diluted Earnings per Share
Net income divided by the sum of weighted average number of shares outstanding during the period plus shares assumed to be issued if all outstanding stock options were exercised.

DNA Sciences Gene Trust Project
A large-scale consumer-focused research initiative that invites volunteers via the Internet to participate in genetic research.

e-Nable.com Corporation
Provides an Internet-based system that integrates and streamlines the process of insurance product selection, policy application, underwriting and policy issue.

EBITDA

Earnings before interest, taxes, depreciation and amortization.

Health Information Services
The core service of Hooper Holmes, collecting health information for the purpose of underwriting life, health and disability insurance.

Healthdex Service Group
Hooper Holmes' data-gathering service specifically dedicated to the biotech and pharmaceutical industries in support of clinical trials and sales and marketing activities.

Heritage Labs
A full-service, progressive laboratory serving the insurance industry. Heritage assembles collection kits for use by paramedical companies, and analyzes blood, urine and oral- fluid samples and transmits the results to the ordering insurance company.

Infolink Services Group
Developed to complement the paramedical services provided by Portamedic. Products include Inspection Reports and Attending Physician Statements.

Inspection Reports
Consumer investigative reports used for underwriting life, health and disability insurance policies.

Liquid Assets
Assets categorized as cash or cash equivalents, and non-cash assets easily convertible to cash.

Market Share
Percentage of the market's sales obtained by one brand or company.

Motor Vehicle Reports (MVRs)
Driving records compiled by law enforcement agencies within each state.

Operating Income
Earnings from the operation of our business services, not including interest expense, interest income and other non-operations related income, net.

Portamedic
Hooper Holmes' health information division, conducting physical examinations, testing and personal health interviews primarily for the life and health insurance industry.

Portamedic Select(TM)
A comprehensive process for gathering together the requirements needed to initiate the underwriting process for life, health and disability insurance.

Return on Stockholders' Equity
Net income divided by average shareholders' equity; a measure of the rate of return on a common stockholder's investment.

Teledex
Portamedic's telephone interview call center, which gathers information needed for an underwriter to make faster and better informed decisions.

Triple X
A life insurance industry regulatory event that occurred in certain states, causing a consumer rush on certain policies late in 1999 and early in 2000 to avoid increased rates or premium-structure changes.

Underwriting
The process by which a life and health insurance company gathers information to assess risks in order to make informed decisions as to the issuance of a policy to an applicant.

Hooper Holmes, Inc.
Corporate Headquarters
170 Mt. Airy Road
Basking Ridge, NJ 07920
908.766.5000
www.hooperholmes.com