Form 10-K/A, Exhibit 13
period 2001-12-31
HOOPER HOLMES INC
filed 2002-04-02
CIK 741815

                                     [LOGO]






                              -------------------
                              Hooper Holmes, Inc.

                              Annual Report 2001
                              -------------------

Hooper Holmes, a 100+ year-old company is the nation's #1 provider of health information utilized in underwriting life and health insurance policies. Through more than 225 Portamedic(R) locations in all fifty states, Guam and Puerto Rico, our network of approximately 8,000 experienced medical professionals conducts paramedical examinations. Our customers - primarily life, health and disability insurers - use the results of these Portamedic(R) exams for the purpose of properly assessing risk to make well-informed underwriting decisions. Hooper Holmes also provides ancillary products through its Healthdex, Infolink, Portamedic Select(TM) and Teledex services and its Heritage Labs division.

Hooper Holmes is relied upon by most of the top 100 life and health insurers in the U.S. - some exclusively - for their health information needs, making us the undisputed leader in the industry. Our experience evolves from generations of knowledge of how to service our customers and maintain our proven track record of delivering results. Our innovative thinking has spurred on technological advancement, and our resilient spirit has enabled us to weather challenging times and emerge stronger and more successful. Success is a journey, we know the way.

contents
--------

financial highlights .....................................................  1

letter to shareholders ...................................................  2

operations review ........................................................  4

hooper holmes at a glance ................................................ 12 management's discussion and analysis ..................................... 13 consolidated financial statements ........................................ 22 notes to consolidated financial statements ............................... 26 independent auditors' report ............................................. 41

10 year selected financial data .......................................... 42 directors and officers ................................................... 44

investor information ..................................................... 45

quarterly information .................................................... 46

glossary .................................................  inside back cover

Financial Highlights


                                                            Years ended December 31,
                                                   ------------------------------------------

(dollars in thousands, except per share data)          2001           2000           1999
---------------------------------------------------------------------------------------------
Revenues                                           $   245,185    $   274,974    $   237,068
Operating income                                        24,111         32,633         36,535
Net income                                              15,247         20,964         20,793
Earnings per share -- basic                                .24            .32            .36
Earnings per share -- diluted                      $       .23    $       .31    $       .34
Weighted average number of shares -- basic          64,895,764     64,830,697     57,560,564
Weighted average number of shares -- diluted        67,618,151     68,377,742     61,533,558
Return on stockholders' equity                             7.9%          14.9%          27.4%
Dividend payout rate                                      12.8%           9.2%           6.9%
Net cash provided by operating activities          $    33,559    $    33,442    $    30,904
Working capital                                         94,059         93,305         56,076
EBITDA                                                  32,126         42,169         42,102
Cash dividends paid                                      1,948          1,925          1,438
Cash dividend per share                                    .03            .03            .02
Cash flow earnings per diluted share                       .36            .45            .43
Book value per average share                              2.90           2.79           1.46
Closing stock price per common share               $      8.95    $     11.06    $     12.88
Current ratio                                            5.6:1          7.2:1          3.1:1
Quick ratio                                              5.3:1          6.9:1          2.9:1
---------------------------------------------------------------------------------------------

Per share and share amounts have been adjusted to reflect two for one stock splits effective January 8, 1999 and April 12, 2000.

                             [GRAPHS]

97    165.4              97    16.3              97     .15
98    185.2              98    25.6              98      24
99    237.1              99    36.5              99     .14
00    275.0              00    ??.?              00     .31
01    215.2              01    24.1              01     .23


Revenue                  Operating Income        Earnings Per Share - Diluted
Dollars in millions      Dollars in millions     Dollars


All graphs presented herein are continuing operations.

                                                                               1
                                                                               -

To Our Shareholders                     James M. McNamee
                            [PICTURE]   Chairman, President and
                                        Chief Executive Officer


Over the course of the past 104 years, Hooper Holmes has experienced the trials of challenging economic environments and the rewards of prosperous periods. Through it all, our Company has not merely survived, but thrived to become an unrivaled industry leader. This provides us with a perspective enjoyed by few companies - an understanding that success is a journey. Hooper Holmes consistently proves, by our Company's disciplined strategy, our innovative use of new technology, and our heritage of providing unequaled products and services to our customers, that we know the way on the journey of success.

97     16.0
98     21.6
99     30.9
00     23.4
01     31.6

Net Cash Provided by Operating Activities
Dollars in millions

During 2001, Hooper Holmes continued to make progress in a number of vital areas, despite challenges that were felt not just industry wide, but throughout most sectors of the economy. The life insurance industry, however, has been regaining strength, which could bring Hooper Holmes back to its traditional business growth levels. Because we have been so successful at significantly improving the speed and efficiency of the underwriting process, we believe that Hooper Holmes is well positioned to increase its share of a growing market.

For 2001, revenue was $245.2 million, compared with $275.0 million for 2000. Net income for 2001 - excluding a one-time non-operating provision for legal matters of $0.7 million on an after-tax basis - was $16.0 million, or $0.24 per diluted share, versus $21.0 million, or $0.31 per diluted share, for 2000. We expanded our gross margin for 2001 and achieved cost savings by integrating acquisitions, which resulted in additional operating efficiencies and better cost containment.

Growth through selective acquisitions remains an important component of our long-term strategy of expanding our core paramedical business and consolidating the fragmented paramedical industry to the benefit of our clients and our Company. Last year, we acquired a dozen regional paramedical providers throughout the U.S., including Medical Examination Data, which further strengthened our presence in the Southeast - a significant market for the life and health insurance industries. The acquisition of Medical Examination Data in May 2001, incorporated North Carolina's leading full-service provider of health information services to the life and health insurance industries into the Hooper Holmes fold and resulted in immediate earnings accretion and operating efficiencies for our Company.

By leveraging our expertise in technology, we were able to develop exciting new initiatives during 2001. The Portamedic F.A.S.T.(TM) system allows clients to use our secure Internet server to retrieve, view and print images of attending physician statements, examinations and personal health interviews within 24 hours of completion. In addition to this advancement, Hooper Holmes established an Online Forms Library that catalogs insurance exam forms online, organizing them by participating client and state. The Online Forms Library allows Hooper Holmes' branch office employees to select and print the correct form, which reduces form selection errors while increasing efficiency. Because the Company is electronically connected to all of its branches, we have the unique ability to offer this convenience. The full rollout of these initiatives is currently underway.

2
-

Portamedic Select(TM) fulfills all of the requirements for gathering the information needed to initiate the underwriting process for life and disability insurance. This allows us to help our customers place more policies faster and meet the increasing demands of changing distribution channels. It accomplishes this so efficiently that it can cut days off the application-to-policy issuance time, providing our clients with a valuable competitive advantage to which they are responding with approval.

During 2001, we expanded our marketing relationship with e-Nable Corporation, a leader in e-commerce solutions for life and health insurance underwriters. This relationship, which includes a minority equity interest in e-Nable, positions our Company to benefit from business generated by "non-medically" underwritten policies - a huge segment of the life insurance industry that accounts for about 50 percent of all life insurance sales. In addition, it increases the already significant appeal of Portamedic Select(TM) with complementary front-end efficiencies, "e-nabling" both companies to provide insurance carriers and producers with single-source convenience for all of their insurance-underwriting service needs. We believe the potential of this relationship will be realized over time as the insurance industry becomes more robust.

                             We believe that Hooper
                                 Holmes is well
                             positioned to increase
                              its market share of a
                                  growing year

Hooper Holmes' Heritage Labs division - the industry's fastest growing full-service reference lab - continues to prove that an efficient operation based on new technologies and best practices can deliver exceptional value at lower cost. This division also adds considerable strength to our service-efficiency model by enabling us to consolidate the billing, status and service functions of exam and lab services. Thirty-four new customers, including five of the top 25 life insurance companies, added Heritage to their list of approved labs during 2001.

97     21.4
98     30.7
99     40.1
00     42.2
01     32.1

EBITDA
Dollars in millions

For 2002, Hooper Holmes is continuing its focus on using Portamedic(R) - the only exam provider approved by nearly every life insurance carrier involved in broker distribution - as a catalyst for growth. Organic growth and strategic acquisitions have given our Company the unique ability to offer a compelling proposition: Our clients can either utilize multiple vendors or realize the comprehensive benefits and convenience of dealing with one company.

There are a number of industry factors that we believe will positively affect Hooper Holmes' future performance as well. The dynamic growth of alternative distribution channels, the aging of the population and favorable long-term life insurance trends should bode well for us as we continue our journey on the road of success.

We extend our gratitude to our employees for another year of outstanding service. We also thank our clients and shareholders, whose confidence we will always endeavor to reward and whose best interests remain our utmost priority.

/s/ James M. McNamee
James M. McNamee
Chairman, President and Chief Executive Officer

                                                                               3
                                                                               -

Operations Review

Hooper Holmes' most valuable acquisition over its long history has been experience. No company has done more paramedical exams for more insurance companies over such a long period of time than Hooper Holmes. This experience has been acquired over more than a century, giving our Company a unique edge in the industry.

Hooper Holmes' experience benefits all of its key stakeholders - shareholders, clients and employees. Our Company has demonstrated to shareholders its ability to achieve outstanding long-term results. Clients benefit from our experience by receiving the best quality and the greatest efficiency from our products and services. These have been developed over time or strategically acquired due to an unmatched understanding of the needs of the life insurance industry. Our employees enjoy the advantages of working for a company that values them, rewards their contributions and has achieved unrivaled strength and longevity in the industry.

[PICTURE]

[GRAPH]
97    66.9
98    85.0
99   184.5
00   211.0
01   222.0

Net Income
Dollars in millions

First introduced in 1972, Portamedic(R) is the nation's leading provider of underwriting health information services.

4
-

                                  EXPERIENCED

Experience gives Hooper Holmes the tools it needs to go well beyond merely maintaining a static level of accomplishment. Rather, we are able to consistently build upon our strength to secure an even larger position for our Company in the promising future of this industry. Using organic growth and strategic acquisitions to deliver the quality of products and services on which Hooper Holmes has build its reputation, we are maximizing the value of our experience to give our Company wider and more exclusive appeal to clients. Although we already provide primary services to nearly all of the top insurance companies, we have positioned ourselves to deepen these relationships with a strong group of complementary ancillary services so that, over time, we may become the one-stop supplier of all insurance underwriting requirements.



                            No company has done more
                               paramedical exams
                               for more insurance
                                 companies over
                               such a long period
                          of time than Hooper Holmes.

                                                                               5
                                                                               -

                                     PROVEN

In addition to our vast experience, Hooper Holmes has a proven track record of delivering outstanding service to clients, while preserving its financial strength in order to realize real, meaningful results for shareholders. Maintaining a keen focus on providing the best that we can to our clients and our shareholders has kept us on the right long-term track in every area of our operations.

The evolution of our client offerings has followed both the changing needs of the insurance industry and Hooper Holmes' recognition of untapped growth opportunities. As the industry's needs have increased, so have the quantity, quality and features of our products and services. From the 1972 introduction of Portamedic(R), now the nation's leading provider of health information services, to our e-mobile exam(TM), a hand-held wireless health information transmitter currently in development, Hooper Holmes has consistently developed and introduced new and better ways to expand its market share, increase its market penetration and boast the value of our Company.

New and emerging market segments have created many new opportunities for us to prove our strength, and we have consistently risen to the occasion with a host of innovative offerings and expanded capabilities. Responding to the presence of the Internet and the related growth of alternative distribution channels (ADCs), Hooper Holmes created and subsequently expanded the Portamedic.com Web site to provide new levels of service, efficiency and order-status visibility that were formerly


Hooper Holmes has consistently developed and introduced new and better ways to expand its market share, increase its market penetration and boost the value of our Company.

6
-

       The industry's fastest growing
          full-service reference lab,
         Hooper Holmes' Heritage Labs
     division is living proof that an                          [PICTURE]
         efficient operation based on
            new technologies and best
                practices can deliver
                   exceptional value.

unimaginable. Other examples of our willingness to prove ourselves in new areas include our 1998 acquisition of Heritage Labs and our 2000 minority equity investment and marketing agreement with e-Nable Corporation, both of which significantly enhance our ability to meet all of our clients' underwriting-requirement needs.

To underscore the value of our long-term approach, we offer up the ultimate proof of its success: Over the past 10 years our Company's earnings per share has increased by 360 percent and our revenue has increased by 255 percent. During this same period, the percentage of our employees engaged in revenue-producing activities grew from 40 percent to 51 percent of our total headcount. We have increased our national paramedical cover by adding 111 local and regional locations, bringing the current count to more than 225. This growth has yielded impressive results not only for our Company, but also for our shareholders. An investment of $10,000 in the Hooper Holmes initial public offering in July, 1984, would today have a market value of approximately $337,600*, reflecting a 3,276% appreciation in common share value.

* as of 12/31/01, assuming reinvestment of all dividends

                                  [BAR CHART]


                  97          98        99        00      01
                 ----        ----      -----     -----   -----
                 65.9        85.0      189.5     211.0   222.0

Total Assets
Dollars in Millions

                                          Portamedic Select(TM) can
                                          cut days off the application-
                                          to-policy issuance time, providing
                                          our clients with a valuable
[PICTURE]                                 competitive advantage.


Our approach to growth combines innovative thinking with conservatism to maximize Hooper Holmes' long-term growth prospects without exposing our Company to an unnecessary amount of risk.

At the heart of our growth strategy is our innovative use of technology, which enables us to develop and quickly bring to market the industry's most advanced products and services. This results in our being able to significantly reduce the application-to-policy issuance time and increase efficiency. Hooper Holmes has long been the technology leader in the industry, and our Company structure allows us to successfully leverage that leadership, which gives us an enormous competitive advantage. Indeed, in some cases our advanced capabilities are able to close a number of technology gaps for clients who may be having trouble keeping up with the frantic pace of technology. It is one more way in which Hooper Holmes extends its relationships far beyond the role of "vendor" to the much more indispensable role of "growth partner."

During 2001, we further enhanced our "growth partner" appeal by developing two new technology-based methods of increasing efficiency and accuracy in the fulfillment of insurance underwriting requirements. Portamedic F.A.S.T.(TM) enables insurance underwriters to instantaneously view the results of attending physician statements (APSs) and other essential documents in a secure online environment without waiting for a fax or mail to arrive. This allows insurers to issue policies faster, giving them a key competitive edge. Our Company's new Online Forms Library addresses the problem of multiple exam forms in the insurance industry. At our clients' discretion, Hooper Holmes lists exam forms online, organizing them by client and state to ensure speed and accuracy in form

[BAR CHART]

 97     98     99     00     01
----   ----   ----   ----   ----
20.4   33.5   56.1   93.3   94.1


Working Capital
Dollars in Millions
selection at all of our electronically linked branch offices. These latest additions to our technology arsenal provide clients with useful, valuable tools designed to significantly boost their ability to operate more competitively.

Another important factor contributing to our growth is our pursuit of strategic acquisitions. By acquiring "perfect fit" companies that enhance the strength of our established organization with complementary products, services, technologies or geographic positioning, we are able to deepen our market penetration, improve our


                                              Our innovative use
                                            of technology enables
                                              us to develop and
                                               quickly bring to
                                            market the industry's
                                                most advanced
                                            products and services.


innovative
    thinking

[PICTURE]

        coverage, maximize our operating efficiency and increase our long-term revenues. One such example of this is our 2001 acquisition of Medical Examination Data, which expanded our coverage of the strategically important Southeast region of the United States.


                                                                               9
                                                                               -
resilient

Although out strategy has evolved over the years as the industry changed and our Company expanded, we have consistently maintained our long-term focus of achieving clear-cut goals that are in line with the needs of established and prospective clients and shareholders. Our thorough understanding of the insurance industry coupled with lessons learned over the course of many years enables us to be quickly and appropriately responsive to changing tides strengthening our Company even during challenging times so that we can maximize our growth during upswings.

Until recently, "recession" was merely a word to many companies. Having only been around long enough to experience an extended period of economic expansion, these companies have never had to prove themselves as survivors in any but a hospitable economic environment. The true test of a company, its management and its business model, is to achieve solid growth in difficult economic environments, which is a test that Hooper Holmes has passed with flying colors many times in its 100+ year history.


                                                       It is not discipline
                                                        alone, but spirit
                                                        that gives Hooper
                                                      Holmes the resilience
                                                         to gain strength
                                                          while passing
                                                        through adversity.

10
--

                                        Hooper Holmes' employees are dedicated
                                        to providing our customers with
                                        outstanding service.

while passing through adversity. The hands-down leader in our industry, Hooper Holmes is beyond vying for position with competitors. However, because we never take our leadership position for granted, our journey is no less demanding. In the true spirit of a leader, we are constantly raising the bar -- regardless of what our competitors are doing -- to improve our performance across the board.

Resilience is a proud tradition in America and one that this country has exemplified since the horrific terrorist attacks of 9/11. Our country has shown the world that its spirit is indomitable even in times of great trial. Having embraced this attitude for more than a century, Hooper Holmes remains determined to consistently reach new heights of service, efficiency and profitability.

[BAR CHART]

 97     98     99     00     01
----   ----   ----   -----  -----
48.5   62.3   89.7   191.1  196.4

Stockholder's Equity
Dollars in Millions
                                                                              11
                                                                              --

Hooper Holmes at a Glance

Our Company

Hooper Holmes, Inc. is the nation's leading provider of underwriting health information services. Through Company-owned branch locations in all fifty states, Guam and Puerto Rico, the Company's network of experienced medical professionals conducts physical examinations, testing and personal health interviews, primarily for the life and health insurance industry.

Services

Hooper Holmes offers a wide range of health information services for gathering and managing insurance underwriting requirements.

Customers

Hooper Holmes is the primary provider of health information and underwriting services for nearly all of the top 100 life and health insurers in the United States.

2001 Highlights

    Financial:
    . Revenues of $245.2 million
    . Operating income as a percentage of revenues - 9.8%
    . Net income of $15.2 million
    . Cash from operations of $33.6 million

    Operational:
    . Introduction of Portamedic F.A.S.T.(TM)
    . E-mobile exam(TM) product development
    . Acquisition of Medical Examination Data
    . Expanded agreement with e-Nable Corporation
    . Portamedic Select(TM) in full production
    . Development of Online Forms Library

Outlook

With the introductions of Portamedic F.A.S.T.(TM) and e-mobile exam(TM), the continued growth of Heritage Labs and our expanded involvement with e-Nable Corporation, Hooper Holmes continues to solidify its position as the industry leader in satisfying the needs of the life and health insurance industries.

12
--

---------------------------------------------------
Management's Discussion and Analysis


Results of Operations

2001 Compared to 2000

Total revenues for 2001 decreased 11% to $245.2 million from $275.0 million for 2000. The number of paramedical examinations performed decreased from 3,414,000 in 2000 to 2,981,000 in 2001, a decrease of 13%. The decrease in the number of paramedical examinations is the result of a slower than expected recovery in the life insurance industry, an increasingly difficult economic environment and certain competitive issues, including the loss of a major customer. The volume decrease in the number of paramedical examinations was partially offset by a slight increase in the average revenue per examination, which is the result of an increase in services performed per examination. The number of Infolink reports decreased 2% to 410,000 for the year 2001, compared to 420,000 for the year 2000. The decrease is the result of decreased volume resulting from a slower than expected recovery in the life insurance industry and an increasingly difficult economic environment. Also, the average price per report decreased approximately 16%, as lower priced reports provided to several major clients represented a greater percentage of the total Infolink reports provided.

The Company's cost of operations in 2001 totaled $175.3 million compared to $197.3 million for 2000. This reduction is attributable to lower branch operating costs, which were reduced by approximately $3.2 million in 2001 compared to 2000 and is the result of the Company's efforts to lower its field expenses as revenues declined. As a percentage of revenue, cost of operations improved slightly to 71.5% for 2001, compared to 71.8% for 2000.

Selling, general and administrative (SG&A) expenses totaled $45.8 million for 2001, compared to $45.0 million for 2000, and as a percentage of revenues totaled 18.7% compared to 16.4%, respectively. The increase, as a percentage of revenues, is due to lower revenue levels in 2001.

Accordingly, the Company's operating income decreased 26.1% to $24.1 million for 2001 from $32.6 million for 2000, and as a percentage of revenues, decreased to 9.8% compared to 11.9%, respectively.

Interest expense decreased to $0.2 million for 2001, compared to $1.3 million for 2000 as a result of lower borrowings against the Company's term loan, and lower interest rates. Interest income in 2001 consisted of interest earned on invested funds, the average balance of which was $72.7 million in 2001, compared to $81.7 million in 2000. Interest income decreased to $3.3 million in 2001, compared to $4.3 million in 2000 and is due to lower average invested funds and lower interest rates. Other income (expense) includes a one-time, non-operating provision for legal matters of $1.2 million on a pre-tax basis, or $0.7 million after tax.

The effective tax rate was 41% and 42% in 2001 and 2000, respectively. The decrease is primarily the result of lower state tax rates, and interest earned on tax exempt investments in fiscal 2001.

Net income for 2001 was $15.2 million or $.23 per diluted share versus $21.0 million or $.31 per diluted share for 2000.

                                                                              13
                                                                              --

Inflation did not have a significant effect on the Company's operations in 2001.

2000 Compared to 1999

Total revenues for 2000 increased 16% to $275.0 million from $237.1 million for 1999. This growth resulted from a 17% increase in the number of paramedical examinations performed to 3,414,000 from 2,917,000, principally from the acquisition of Paramedical Services of America, Inc. (PSA) on November 1, 1999 (see Note 2 of the consolidated financial statements), an increase in services performed per examination and an increase in the average revenue per examination of approximately 2%. The number of Infolink reports increased to 420,000 from 350,000. This increase was the result of the acquisition of PSA on November 1, 1999, and an increase in the average revenue per report of approximately 3%. "Triple X," a life insurance regulatory event in certain states, created a rush by consumers to buy life insurance policies in late 1999 and early 2000. This event significantly increased volume in the first quarter of 2000. The increase in Infolink reports resulted from management reemphasizing branch generation of Infolink reports, and a major client changing ordering requirements.

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

Interest income in 2000 consisted primarily of interest earned on invested funds, the average balance of which was $81.7 million in 2000 compared to $35.1 million for 1999. Interest expense increased in 2000 to $1.3 million, as a result of borrowings against the Company's term loan, used to finance the acquisition of PSA. Other income, net in 2000, includes a one time pre-tax gain realized from the sale of securities owned by the Company of $0.4 million.

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

14
--

Liquidity and Financial Resources

The Company's primary sources of cash are internally generated funds and the Company's credit facility.

On January 31, 2001, the Company entered into a marketing and equity investment agreement with e-Nable Corporation, at a total original investment of $5.0 million. e-Nable Corporation provides Internet-based business processing solutions that allow integration of data sources, underwriting intelligence, distribution channels and insurance products. In August 2001, the Company executed a convertible promissory note agreement with e-Nable Corporation to provide additional financing needed for its development activities for up to $1.75 million, of which $0.2 million was outstanding as of December 31, 2001. The Company has no future commitment to contribute additional funds to e-Nable Corporation other than the additional financing referred to above.

On May 30, 2000, the Board of Directors authorized the repurchase in any calendar year of up to 2.5 million shares of the Company's common stock for an aggregate purchase price not to exceed $25 million per year. For the years ended December 31, 2001 and 2000, the Company purchased 1,347,000 and 1,785,000 shares at a total cost of $10.8 million and $17.1 million, respectively.

On October 29, 1999, the Company replaced its previous revolving loan facility and entered into a senior credit facility with three banks that included a $65 million, six-year term loan, and a $35 million, three-year revolving loan. During 2001, the three year revolving loan expiration date was extended for one year to October 31, 2003. The loans bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 13/4%, depending on our consolidated funded debt, as defined, to our earnings before interest, taxes, depreciation and amortization or "EBITDA" ratio. As of December 31, 2001, interest was payable at an effective interest rate of 2.86% per annum, and the Company had outstanding borrowings against the term loan in the amount of $3 million. There are no additional borrowings available under the original $65 million term loan due to previous borrowings which have been repaid. There are no borrowings against the revolving loan. As of December 31, 2001 and 2000, the majority owned subsidiary of the Company had outstanding obligations under its bank note in the amount of $0.4 million.

For the year ended December 31, 2001, the net cash provided by operating activities was $33.6 million as compared to $33.4 million in 2000. The significant sources were net income of $15.2 million, $9.3 million of depreciation and amortization, a $3.7 million decrease in accounts receivable and an increase in accounts payable and accrued expenses of $7.3 million. The decrease in accounts receivable was due to strong accounts receivable collections in December 2001. Days sales outstanding was 36.5 days at December 31, 2001, compared to 38.5 days at December 31, 2000.

Our current ratio as of December 2001 was 5.6 to 1, compared to 7.2 to 1 at December 31, 2000. Also, inflation has not had, nor is it expected to have, a material impact on our consolidated financial results. We currently have no material commitments for capital expenditures. Quarterly dividends paid in 2001 were $.0075 per share.

                                                                              15
                                                                              --

Future payments due under debt and lease obligations as of December 31, 2001 are as follows:

                       Credit Facilities    Operating Leases               Total
--------------------------------------------------------------------------------
2002                         $   116,648         $10,184,753         $10,301,401
2003                           3,168,132           7,627,594          10,795,726
2004                             235,385           4,396,471           4,631,856
2005                                  --             552,855             552,855
2006                                  --              83,850              83,850
--------------------------------------------------------------------------------
                             $ 3,520,165         $22,845,523         $26,365,688
================================================================================

Management believes that the combination of current cash and cash equivalents and available borrowings under our senior credit facility, along with anticipated cash flows from continuing operations, will provide sufficient capital resources to satisfy both our short-term and foreseeable long-term needs.

Critical Accounting Policies

Our critical accounting policies are as follows:

        . Accounting for income taxes
        . Valuation of long-lived and intangible assets and goodwill

Accounting for income taxes -- As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. If the Company were to establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgement is required in determining our provision for income taxes and our deferred tax assets and liabilities.

Valuation of long-lived and intangible assets, goodwill and investments -- We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and investments whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

        . significant underperformance relative to expected historical or projected future operating results;
        . significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
        . significant negative industry or economic trends;
        . significant decline in our stock price for a sustained period; and . our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business

16
--
model. Net intangible assets, long-lived assets and goodwill amounted to $101.3 million as of December 31, 2001.

On January 1, 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we will cease to amortize approximately $82.7 million of goodwill. We had recorded approximately $3.8 million of amortization on these amounts during 2001 and would have recorded approximately $4.3 million in amortization during 2002. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We expect to complete our initial review during the first quarter of 2002. We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded. Our assessment of impairment of our investment in e-Nable Corporation was focused on the future business development prospects of this early stage venture in the life insurance industry, specifically the projected future cash flows of the business. Management concluded that at December 31, 2001, the investment was not permanently diminished in value, and therefore no impairment charge was required. Consistent with any new venture, there are risks that its products will not be accepted by the marketplace, that technology from other sources in the future could reduce projected demand or that additional funding sources to continue its product development will not be available. As such, management will monitor the operations of e-Nable periodically for indications of impairment or diminished value of the investment.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and be reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets to be Disposed of," which is discussed below.

The Company adopted the provisions of Statement 141 effective June 30, 2001, and will adopt Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that were acquired in a purchase business combination completed after June 30, 2001 were not amortized, but will be evaluated for impairment in accordance with the appropriate Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized prior to the Company's adoption of Statement 142.

Statement 141 requires upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to

                                                                              17
                                                                              --
make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test.

In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of earnings.

We expect to complete this review during the first quarter of 2002. We do not expect to record an impairment charge upon completion of the initial review. However, there can be no assurance that at the time the review is completed a material impairment charge may not be recorded.

As of December 31, 2001, the Company has unamortized goodwill in the amount of $81.5 million and unamortized identifiable intangible assets in the amount of $12.0 million, both of which will be subject to the transition provisions of Statement 141 and 142. Amortization expense relating to goodwill was $3.8 million, $3.2 million and $1.2 million for the years ending December 31, 2001, December 31, 2000 and December 31, 1999, respectively. Effective the first day of fiscal 2002, the Company ceased the amortization of all unamortized goodwill and reclassified $1.2 million of previously recorded value related to acquired workforce into goodwill and ceased amortizing this amount as well. Amortization expense related to the intangible assets with an indefinite useful life was $0.2 million, $0.6 million and $0.4 million for the years ended December 31, 2001, December 31, 2000 and December 31, 1999, respectively.

As a result of the adoption of Statement 142, a substantial amount of goodwill and intangible assets will no longer be amortized and accordingly, the Company's effective tax rate is expected to decrease in fiscal 2002 as some of its goodwill was not deductible for tax purposes. The impact on diluted earnings per share of goodwill and intangible asset amortization that would not have been amortized pursuant to Statement 142 during fiscal 2001 was approximately $.035 per share.

18
--

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

In August 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supercedes SFAS No. 121. SFAS 144 further refines SFAS 121's requirement that companies recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. SFAS 144 also extends the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for all fiscal quarters of all fiscal years beginning after December 15, 2001 (2002 for the Company). We believe that the adoption of SFAS 144 will not have a material effect on our consolidated results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio. The Company places its investments with high quality issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company does not invest in portfolio equity securities or commodities or use financial derivatives for trading purposes. The Company's debt security portfolio represents funds held temporarily pending use in our business and operations. The Company mitigates its risk by investing in only high credit quality securities that it believes to be low risk and by positioning its portfolio to respond to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to insure portfolio liquidity.

The table below presents the principal amounts and related weighted average interest rates by year of maturity for our investment portfolio as of December 31, 2001.

                                                                                         2007                    Estimated
                                                                                         and                        Fair
(in thousands)                       2002      2003      2004      2005      2006     Thereafter      Total        Value
-----------------------------------------------------------------------------------------------------------------------------
Fixed rate investments             $5,055     $8,000    $5,323     $8,159    $1,555      $2,283     $30,375        $31,226
Weighted average interest rates      5.93%      5.48%     6.26%      6.22%     5.97%       6.29%       5.98%
=============================================================================================================================

The Company is exposed to market risk from changes in interest rates which may adversely affect its financial position, results of operations and cash flows. The Company is exposed to interest rate risk primarily through its borrowing activities, which are described in Note 7 to the Consolidated Financial Statements. The Company's borrowings are under variable rate instruments. Future payments due under borrowings are $116,648 in 2002, $3,168,132 in 2003, and $235,385 in 2004 at an average interest rate of 3.2%.

Based on the Company's market risk sensitive instruments (including investments and variable rate debt) outstanding at December 31, 2001, the Company has determined that there was no material market risk exposure to the Company's consolidated financial position, results of operations or cash flows as of such date.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Forward Looking Statements

Certain written and oral statements made by our Company or with the approval of an authorized executive officer of our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. These statements generally are not historical in nature and can be identified by words such as "believe," "expect," "intend," "estimate," "anticipate," "project," "will," "may," "should," "could" and similar expressions. These statements involve risks and uncertainties that could cause actual results to differ materially from our Company's historical experience and our present expectations or projections. These statements are not guarantees of future performance or results.

The following are some of the factors that could cause our Company's actual results to differ materially from those described in forward-looking statements:

Trends and other developments affecting the life insurance industry--We currently derive nearly all of our revenues from life insurance companies. The demand for our services is largely dependent on the demand for life insurance policies, policy amounts, the type of health information services requested, general economic conditions, and other factors beyond our control. Any decreases in demand for health information services by life insurance companies could substantially harm our business.

Loss of customers--Our relationships with most insurance company customers are not covered by formal written agreements, and we have exclusive relationships with only a small number of customers. Our ability to retain these customers will depend on our continued ability to serve their needs and distinguish us from our competitors. The loss of one or more customers could materially impact our business.

Changes in the health information services business environment--These include changes in the types of products demanded by insurance companies, competitive product and pricing pressures, including technological advancements by competitors, and our ability to gain or maintain market share notwithstanding the actions of our competitors. Factors such as these could impact our earnings and growth.

Continued growth of alternative distribution channels--Our continued growth will depend in part on increased use of the Internet and other alternative distribution channels by our customers to sell their life insurance products. Rapid growth in the use of these distribution channels may not continue. Reduction or replacement of these channels could limit any growth in the number of applications for life insurance policies, which could substantially harm our business.

Need to enhance and expand our technology and infrastructure--We need to continually adapt to the technological needs of our insurance company customers by enhancing and expanding our technology and network infrastructure to accommodate our customers' changing needs. Our failure to do so could substantially harm our business.

Loss of key management--Our continued success is materially dependent upon our key management team, including James M. McNamee, our Chairman, President and Chief Executive Officer, none of whom has an employment agreement. If we lose one or more of our executive officers, an inability to successfully recruit and retain additional highly skilled and experienced management, or to successfully train and promote existing personnel to serve in a managerial capacity, could substantially harm our business.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Acquisitions and other strategic investments--Our growth strategy has included acquiring other businesses and making strategic investments. There is no guarantee that these activities will be profitable, or that we will continue growing through these types of activities or otherwise.

Changes in laws and regulations, including changes in accounting standards, taxation requirements and environmental laws.

The effectiveness of our sales, advertising and marketing programs.

Our ability to achieve earnings forecasts, which are primarily based on projected numbers of examinations to be performed.

Economic and political conditions in the United States.

The uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.

Other factors not identified could also cause actual results to materially differ from those described in forward-looking statements. Caution should be taken not to place undue reliance on any forward- looking statements made in this report or otherwise since such statements speak only as of the date when made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Balance Sheets


                                                                                                           December 31,
                                                                                                   ------------------------------
                                                                                                        2001             2000
---------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
        Cash and cash equivalents                                                                $   52,571,616    $   45,680,471
        Marketable securities                                                                        31,225,891        29,188,309
        Accounts receivable                                                                          24,939,364        28,870,624
        Other current assets                                                                          5,676,399         4,539,330
---------------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                        114,413,270       108,278,734
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                                        28,188,908        27,382,480
        Less: Accumulated depreciation and amortization                                              20,355,456        18,058,073
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      7,833,452         9,324,407
---------------------------------------------------------------------------------------------------------------------------------
Goodwill (net of accumulated amortization of
        $12,512,933 in 2001 and $8,726,370 in 2000)                                                  81,515,202        78,815,845
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets (net of accumulated amortization of
        $14,032,964 in 2001 and $10,931,382 in 2000)                                                 11,995,686        13,865,768
---------------------------------------------------------------------------------------------------------------------------------
Investment in e-Nable Corporation                                                                     5,218,750                --
Other assets                                                                                            994,383           751,128
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $  221,970,743    $  211,035,882
---------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
        Current maturities of long-term debt                                                     $      239,669    $      196,836
        Accounts payable                                                                              7,479,797         7,402,862
        Accrued expenses:
                Insurance benefits                                                                      386,093           291,408
                Salaries, wages and fees                                                              3,368,318         2,585,457
                Payroll and other taxes                                                                 289,779           232,348
                Income taxes payable                                                                  4,683,762           902,721
                Other                                                                                 3,906,662         3,362,025
---------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                                    20,354,080        14,973,657
--------------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                                               3,280,496         3,195,295
Deferred income taxes                                                                                 1,741,617         1,708,954
Minority interest                                                                                       187,676            81,355
---------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
        Common stock, par value $.04 per share; authorized 240,000,000 shares,
         issued 67,499,074 in 2001 and 67,454,174 in 2000                                             2,699,963         2,698,167
        Additional paid-in capital                                                                  134,482,010       135,419,195
        Unrealized gains on marketable securities                                                       201,589                --
        Retained earnings                                                                            84,308,815        71,009,995
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                    221,692,377       209,127,357
        Less: Treasury stock at cost (2,949,459 shares in 2001 and 1,993,564 shares in 2000)         25,285,503        18,050,736
---------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                                  196,406,874       191,076,621
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $  221,970,743    $  211,035,882
=================================================================================================================================

See accompanying notes to consolidated financial statements

Hooper Holmes, Inc. and Subsidiaries
----------------------------------------------------------------------
 Consolidated Statements of Income

                                                                                 Years ended December 31,
--------------------------------------------------------------------------------------------------------------------------
                                                                         2001                  2000                  1999
--------------------------------------------------------------------------------------------------------------------------
Revenues                                                        $ 245,184,854         $ 274,973,666         $ 237,068,057
Cost of operations                                                175,281,461           197,347,143           163,958,380
--------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                  69,903,393            77,626,523            73,109,677
     Selling, general and administrative expenses                  45,792,053            44,993,468            36,574,333
--------------------------------------------------------------------------------------------------------------------------
     Operating income                                              24,111,340            32,633,055            36,535,344
--------------------------------------------------------------------------------------------------------------------------
Other income (expense):
     Interest expense                                                (204,109)           (1,290,973)             (859,555)
     Interest income                                                3,289,982             4,259,390             1,106,901
     Other (expense) income, net                                   (1,273,308)              532,379               249,567
--------------------------------------------------------------------------------------------------------------------------
                                                                    1,812,565             3,500,796               496,913
--------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                    25,923,905            36,133,851            37,032,257
--------------------------------------------------------------------------------------------------------------------------
Income taxes                                                       10,677,000            15,170,000            16,239,000
--------------------------------------------------------------------------------------------------------------------------
     Net income                                                 $  15,246,905         $  20,963,851         $  20,793,257
--------------------------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic                                                      $         .24         $         .32         $         .36
     Diluted                                                    $         .23         $         .31         $         .34
--------------------------------------------------------------------------------------------------------------------------
Weighted average shares-- basic                                    64,895,764            64,830,697            57,560,564
Weighted average shares-- diluted                                  67,618,151            68,377,742            61,533,558
==========================================================================================================================

Per share and share amounts are adjusted to reflect two for one stock splits effective January 8, 1999 and April 12, 2000.
See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity

                                                                            Unrealized
                                        Common Stock            Additional    Gains on
                                -----------------------------
                                      Number of                    Paid-in  Marketable      Retained       Treasury
                                         Shares       Amount       Capital  Securities      Earnings          Stock          Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998           28,379,964  $ 1,135,198   $29,515,099    $     --   $32,616,294   $   (972,640)  $ 62,293,951
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                20,793,257                    20,793,257
Cash dividends ($.050 per share)                                                          (1,437,949)                   (1,437,949)
Issuance of stock award                   5,000          200        63,850                                                  64,050
Exercise of stock options               742,500       29,700     2,226,969                                               2,256,669
Exercised stock option tax benefit                               5,170,000                                               5,170,000
Issuance of shares for employee
        stock purchase plan              68,062        2,723       548,995                                                 551,718
Two for one stock split effective
        April 12, 2000               29,195,526    1,167,821    (1,167,821)                                                     --
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999           58,391,052    2,335,642    36,357,092          --    51,971,602       (972,640)    89,691,696
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                20,963,851                    20,963,851
Cash dividends ($.030 per share)                                                          (1,925,458)                   (1,925,458)
Net proceeds from the sale of
        common stock                  7,350,000      294,000     86,534,69                                              86,828,696
Issuance of stock award                  10,000          400       153,350                                                 153,750
Exercise of stock options             1,589,000       63,560     3,637,884                                               3,701,444
Exercised stock option tax benefit                               8,060,000                                               8,060,000
Issuance of shares for employee
        stock purchase plan             114,122        4,565       676,173                                                 680,738
Purchase of treasury stock                                                                              (17,078,096)   (17,078,096)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000           67,454,174    2,698,167   135,419,195          --    71,009,995    (18,050,736)   191,076,621
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                15,246,905                    15,246,905
Cash dividends ($.030 per share)                                                          (1,948,085)                   (1,948,085)
Unrealized gains on marketable
        securities, net of tax                                                 201,589                                     201,589
Issuance of stock award                                              5,689                                   46,311         52,000
Exercise of stock options                44,900        1,796    (2,118,974)                               3,060,551        943,373
Exercised stock option tax benefit                               1,131,249                                               1,131,249
Issuance of shares for acquisitions                                 44,851                                  455,150        500,001
Purchase of treasury stock                                                                              (10,796,779)   (10,796,779)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001           67,499,074   $2,699,963  $134,482,010   $ 201,589  $ 84,308,815   $(25,285,503)  $196,406,874
==================================================================================================================================

Per share amounts are adjusted to reflect two for one stock splits effective January 8, 1999 and April 12, 2000. See accompanying notes to consolidated financial statements.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

                                                                                            Years ended December 31,
                                                                                 --------------------------------------------
                                                                                      2001            2000           1999
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                                  $ 15,246,905    $ 20,963,851    $ 20,793,257
     Adjustments to reconcile net income
       to net cash provided by operating activities:
          Depreciation and amortization                                             9,288,418       9,003,473       5,317,466
          Provision for bad debt expense                                              233,499              --              --
          Deferred tax expense (benefit)                                             (720,000)        918,587         390,773
          Net realized gain on sale of marketable securities                         (228,989)       (168,049)             --
          Issuance of stock awards                                                     52,000         153,750          64,050
          Loss on sale of fixed assets                                                 41,613          50,873          46,037
     Change in assets and liabilities, net of effect
       from acquisitions of businesses:
          Accounts receivable                                                       3,697,761       8,307,328      (5,964,107)
          Other assets                                                             (1,380,324)     (1,874,676)       (815,693)
          Income tax receivable                                                            --              --           7,408
          Accounts payable and accrued expenses                                     7,327,823      (3,912,756)     11,064,431
-----------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                     33,558,706      33,442,381      30,903,622
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Business acquisitions, net of cash acquired                                   (7,282,389)     (8,728,550)    (82,949,063)
     Purchases of marketable securities                                           (30,049,331)    (79,507,324)             --
     Redemptions of marketable securities                                          28,442,327      50,319,015              --
     Investment in e-Nable Corporation                                             (5,218,750)             --              --
     Capital expenditures, net of disposals                                          (885,961)     (1,357,525)     (2,714,339)
-----------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                        (14,994,104)    (39,274,384)    (85,663,402)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Issuance of long-term debt                                                       250,000         100,000      65,100,000
     Principal payments on long-term debt                                            (121,966)    (62,157,869)       (100,000)
     Proceeds from issuance of common stock                                                --      86,828,696              --
     Proceeds from employee stock purchase plan                                            --         680,738         551,718
     Proceeds related to the exercise of stock options                                943,373       3,701,444       2,256,669
     Treasury stock acquired                                                      (10,796,779)    (17,078,096)             --
     Dividends paid                                                                (1,948,085)     (1,925,458)     (1,437,949)
-----------------------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by financing activities                          (11,673,457)     10,149,455      66,370,438
-----------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                           6,891,145       4,317,452      11,610,658
Cash and cash equivalents at beginning of year                                     45,680,471      41,363,019      29,752,361
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $ 52,571,616    $ 45,680,471    $ 41,363,019
-----------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of non-cash investing activity
Change in net unrealized gain on marketable securities available for sale        $    201,589    $         --    $         --
Common stock issued for business acquisitions                                    $    500,001    $         --    $         --

Supplemental disclosure of cash flow information
Cash paid during the year for:
  Interest                                                                       $    213,310    $  2,065,297    $     70,473
  Income taxes                                                                   $  7,925,370    $  9,883,975    $  8,787,418
=============================================================================================================================

See accompanying notes to consolidated financial statements.

                           Hooper Holmes, Inc. and Subsidiaries
                           -----------------------------------------------------
                           Notes to Consolidated Financial Statements



--------------------------------------------------------------------------------
Note 1 --                  Principles of Consolidation
Summary of Significant
Accounting Policies        The consolidated financial statements include the
                           accounts of Hooper Holmes, Inc. and its majority owned subsidiary (the "Company"). The Company's investment in e-Nable Corporation is accounted for by the cost method based on the percentage of common ownership and inability to exercise significant influence (see Note 6). All significant intercompany balances and transactions are eliminated in consolidation.

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

                           Use of Estimates

                           The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures in these consolidated financial statements. Some of the significant estimates involve the evaluation of the recoverability of long-lived assets and the assessment of contingencies including income taxes. Actual results could differ from those estimates.

                           Marketable Securities

                           At December 31, 2001 and 2000, marketable securities consist of U.S. Treasury, mortgage-backed, asset-backed and corporate debt securities. The Company classifies all of its marketable security investments as available-for-sale. Available-for-sale securities are recorded at fair value and dividend and interest income are recognized when earned. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective interest method. At December 31, 2000, the cost of the marketable securities approximates fair value.

                           Hooper Holmes, Inc. and Subsidiaries
                           -----------------------------------------------------


                           Cash and Cash Equivalents

                           The Company considers highly liquid investments with original maturities at the date of purchase of less than 90 days to be cash equivalents.

                           Long-Lived Assets

                           Long-lived assets consist of property, plant and equipment, goodwill, identifiable intangibles and investments.

                                The Company reviews long-lived assets for
                           impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. Impairments are recognized when the expected future undiscounted cash flows derived from such assets are less than their carrying value, except for investments. A loss in the value of an investment will be recognized when it is determined that the decline in value is other than temporary. For such cases, losses are recognized for the difference between the fair value and the carrying amount. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets.

                                Property, plant and equipment are carried at
                           cost. Depreciation is computed using the straight-line method over the assets estimated useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

                                Goodwill and intangible assets are being
                           amortized using the straight-line method over lives ranging from 10-25 years and 1-15 years, respectively. See "Recently Issued Accounting Standards" below for information on the future treatment of goodwill and intangible assets.

                           Comprehensive Income

                           The Company follows Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and unrealized gains (losses) on marketable securities. The statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Total comprehensive income for the year ended December 31, 2001 totaled $15,448,494.

                           Earnings Per Common Share

                           "Basic" earnings per common share equals net income divided by the weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of the weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents (2,722,387, 3,547,045 and 3,972,994 for 2001, 2000 and 1999, respectively) are shares assumed to be issued if outstanding stock options were exercised. All appropriate share and per share period amounts have also been restated for the April 12, 2000 and January 8, 1999 stock splits (see note 11, "Capital Stock").

                           Hooper Holmes, Inc. and Subsidiaries
                           -----------------------------------------------------


                           Revenues

                           The Company recognizes revenues for paramedical and medical examinations when the examination of the insurance policy applicant is completed. Revenue generated from medical record collection, laboratory testing and other services is recognized when the related service is completed. The Company does not record any deferred revenue. The Company does not enter into any multi-element revenue arrangements.

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

                           Fair Value of Financial Instruments

                           The carrying value for all financial instruments, except marketable securities and long-term debt, at December 31, 2001 and 2000, approximates fair value due to the short maturity of these instruments. The fair value of marketable securities is determined using quoted market prices for these securities. For long-term debt, the carrying value approximates fair value due to the interest rate being reset in December 2001.

                           Employee Stock Options

                           Employee non-qualified stock options are granted with an exercise price equal to the market price at the date of grant, and therefore, compensation expense is not recognized on the issuance of employee stock options.

                           Advertising

                           Costs related to space in publications are expensed the first time the advertising occurs. Advertising expense was approximately $299,000, $289,000 and $288,000 in 2001, 2000 and 1999, respectively.

                           Recently Issued Accounting Standards

                           In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

                                Statement 142 requires that goodwill and
                           intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance

                           Hooper Holmes, Inc. and Subsidiaries
                           -----------------------------------------------------



                           with the provisions of Statement 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets to be Disposed of," which is discussed below.

                                The Company adopted the provisions of Statement
                           141 effective June 30, 2001, and will adopt Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that were acquired in a purchase business combination completed after June 30, 2001 were not amortized, but will be evaluated for impairment in accordance with the appropriate Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized prior to the Company's adoption of Statement 142.

                                Statement 141 requires upon adoption of
                           Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

                                In connection with the transitional goodwill
                           impairment evaluation, Statement 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test.

                                In the second step, the Company must compare the
                           implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of earnings.

                           Hooper Holmes, Inc. and Subsidiaries
                           -----------------------------------------------------



                                We expect to complete this review during the
                           first quarter of 2002. We do not expect to record an impairment charge upon completion of the initial review. However, there can be no assurance that at the time the review is completed a material impairment charge may not be recorded.

                                As of December 31, 2001, the Company has
                           unamortized goodwill in the amount of $81.5 million and unamortized identifiable intangible assets in the amount of $12.0 million, both of which will be subject to the transition provisions of Statement 141 and 142. Amortization expense relating to goodwill was $3.8 million, $3.2 million and $1.2 million for the years ending December 31, 2001, December 31, 2000 and December 31, 1999, respectively. Effective the first day of fiscal 2002, the Company ceased the amortization of all unamortized goodwill and reclassified $1.2 million of previously recorded value related to acquired workforce into goodwill and ceased amortizing this amount as well. Amortization expense related to the intangible assets with an indefinite useful life was $0.2 million, $0.6 million and $0.4 million for the years ended December 31, 2001, December 31, 2000 and December 31, 1999,
                           respectively.

                                As a result of the adoption of Statement 142, a
                           substantial amount of goodwill and intangible assets will no longer be amortized and accordingly, the Company's effective tax rate is expected to decrease in fiscal 2002 as some of its goodwill was not deductible for tax purposes. The impact on diluted earnings per share of goodwill and intangible asset amortization that would not have been amortized pursuant to Statement 142 during fiscal 2001 was approximately $.035 per share.

                                In August 2001, the FASB issued SFAS No. 144
                           "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supercedes SFAS No. 121. SFAS 144 further refines SFAS 121's requirement that companies recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. SFAS 144 also extends the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for all fiscal quarters of all fiscal years beginning after December 15, 2001 (2002 for the Company). We believe that the adoption of SFAS 144 will not have a material effect on our consolidated results of operations or financial position.


--------------------------------------------------------------------------------
Note 2 --                  During 2001, the Company acquired specific assets and
Acquisitions and           liabilities of twelve health information services
Dispositions               companies. The aggregate purchase price of these
                           acquisitions was approximately $6.8 million and has resulted in total costs in excess of net assets acquired of approximately $6.0 million, Of the $6.0 million costs in excess of net assets acquired, $4.3 million related to acquisitions prior to June 30, 2001, which is the date the Company adopted FASB
                           Statement No. 141, "Business Combinations," and are being amortized on a straight line basis over a period of 10-25 years. The costs in excess of net assets acquired for acquisitions subsequent to June
                           30, 2001, were not amortized. Additionally, non-competition

                           Hooper Holmes, Inc. and Subsidiaries
                           -----------------------------------------------------



                           agreements were entered into in the aggregate amount of approximately $0.8 million and are being amortized on a straight line basis over 3-5 years.

                                During 2000, the Company acquired specific
                           assets and liabilities of eight health information services companies. The aggregate purchase price of these acquisitions was approximately $10.5 million and has resulted in total costs in excess of net assets acquired of approximately $9.5 million. This amount is being amortized on a straight line basis over a period of 10-25 years. Additionally, non-competition agreements were entered into in the aggregate amount of approximately $0.6 million and are being amortized on a straight line basis over 5 years. In accordance with an acquisition agreement, the Company paid an additional $0.4 million as a result of the acquired entity achieving targeted operational results.

                                As of November 1, 1999, the Company purchased
                           substantially all of the assets of Paramedical Services of America, Inc. ("PSA"), an Atlanta based subsidiary of Pediatric Services of America, Inc. The purchase price was approximately $80 million, and was financed with a $65 million term loan (see note 6) and approximately $15 million in existing cash. As a result of an independent appraisal, the Company has recorded costs in excess of net assets acquired of approximately $58 million, and intangible assets in the amount of $11.6 million, comprised of customer base $4.6 million, affiliate network $3.2 million, assembled workforce $1.2 million, and a non-competition agreement valued at $2.6 million. The amounts are being amortized over their estimated useful lives of 25 years for costs in excess of net assets acquired, and between 5 to 9 years for the remaining intangibles. During the fourth quarter of 2000, the Company adjusted the purchase price allocation in the amount of $0.7 million, as a result of the increase in the net realizable value of assets acquired, partially offset by an increase in the liabilities assumed.

                                The liabilities assumed in the PSA acquisition
                           included approximately $3.8 million for certain PSA facility exit costs and certain legal, accounting and other acquisition costs. At December 31, 2000, the Company had closed 83 branches of PSA and had paid the majority of the other acquisition costs. At December 31, 2001 and 2000, the remaining liabilities assumed total $0.3 million and $0.6 million, respectively, and are included in other accrued expenses on the accompanying consolidated balance sheet. At December 31, 2001 and 2000, the remaining costs represent office lease liabilities for certain closed PSA branches.

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

                           Hooper Holmes, Inc. and Subsidiaries
                           -----------------------------------------------------


                                The 2001 and 2000 acquisitions do not require
                           pro forma information, as the results of operations of the businesses acquired were not material.


--------------------------------------------------------------------------------
Note 3 --                  The amortized cost, gross unrealized holding gains,
Marketable Securities      gross unrealized holding losses and fair value of
                           available-for-sale securities by major security type at December 31, 2001 and 2000, were as follows:

                                                                                       Gross            Gross
                                                                    Amortized     Unrealized       Unrealized
                                                                         Cost  Holding Gains   Holding Losses     Fair Value
                           -------------------------------------------------------------------------------------------------
                           At December 31, 2001
                              Government agencies                $  1,915,840   $      6,001    $          --   $  1,921,841
                              Government bonds and notes            2,149,010          8,390           (2,048)     2,155,352
                              Corporate debt securities            26,959,452        194,617           (5,371)    27,148,698
                           -------------------------------------------------------------------------------------------------
                                                                 $ 31,024,302   $    209,008    $      (7,419)  $ 31,225,891
                           -------------------------------------------------------------------------------------------------
                           At December 31, 2000
                              Government agencies                $  2,031,397   $         --    $          --   $  2,031,397
                              Government bonds and notes                   --             --               --             --
                              Corporate debt securities            27,156,912             --               --     27,156,912
                           -------------------------------------------------------------------------------------------------
                                                                 $ 29,188,309   $         --    $          --   $ 29,188,309
                           -------------------------------------------------------------------------------------------------

                           Maturities of debt securities classified as available-for-sale were as follows at December 31, 2001 (maturities of mortgage-backed securities and collateralized mortgage obligations have been presented based upon estimated cash flows, assuming no change in the current interest rate environment):

                                                                              Amortized Cost      Fair Value
                           ---------------------------------------------------------------------------------
                           Due within one year                                  $  5,170,700    $  5,209,840
                           Due after one year through five years                  23,537,653      23,691,676
                           Due after five years through ten years                  2,315,949       2,324,375
                           ---------------------------------------------------------------------------------
                                                                                $ 31,024,302    $ 31,225,891
                           ---------------------------------------------------------------------------------

                           Proceeds from the sale of investment securities available for sale were $28,442,327 and $50,319,015 in 2001 and 2000, respectively, gross realized gains included in income in 2001 and 2000 were $230,735 and $168,049, respectively, and gross realized losses included in income in 2001 and 2000 were $1,746 and $0, respectively.


--------------------------------------------------------------------------------
Note 4 --                  Accounts receivable are net of an allowance for
Accounts Receivable        doubtful accounts in the amount of $933,961, and
                           $884,352 in 2001 and 2000, respectively.

Hooper Holmes, Inc and Subsidiaries
--------------------------------------------------------------------------------

Note 5 --              Property, plant and equipment consists of the following:
Property, Plant
and Equipment

                                                                                       Estimated
                                                         December 31,  December 31,  Useful Life
                                                                 2001          2000      In Year
                 -------------------------------------------------------------------------------
                 Land and improvements                    $   618,972   $   618,972      10 - 20
                 -------------------------------------------------------------------------------
                 Building and improvements                  5,062,042     4,933,481      10 - 45
                 -------------------------------------------------------------------------------
                 Furniture, fixtures and equipment         22,507,894    21,830,027       3 - 10
                 -------------------------------------------------------------------------------
                                                          $28,188,908   $27,382,480
                 ===============================================================================

--------------------------------------------------------------------------------

Note 6 --              On January 31, 2001, the Company entered into a marketing
Investment       and equity investment agreement with e-Nable Corporation
                 (e-Nable), at a total original cost of $5.0 million. e-Nable
                 Corporation provides Internet-based business processing solutions that allow integration of data sources, underwriting intelligence, distribution channels and insurance products. In
                 August 2001, the Company executed a convertible promissory note agreement with e-Nable Corporation, to provide additional financing for up to $1.75 million of which $0.2 million was outstanding as of December 31, 2001. The Company has no future commitment to contribute additional funds to e-Nable
                 Corporation other than the additional financing referred to above. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

                       The Company believes that the value of the investment is
                 recoverable based on the initiatives completed to date by e-Nable management and its projected future operating results, including the technological developments and the backing of the majority owner of e-Nable, MIB, which is a life insurance industry trade organization. Demand for this service from industry organizations is expected to increase dramatically in 2002 and beyond. e-Nable is in the process of attempting to secure additional financing to allow it to complete its development efforts. If actual demand does not materialize, or if the financing efforts are not successful, the Company will review the value of the investment of long-lived assets to determine if the carrying value of the investment remains recoverable.




--------------------------------------------------------------------------------
Note 7 --        On October 29, 1999, the Company entered into a $100 million
Long Term Debt   Amended and Restated Revolving Credit and Term Loan Agreement
                 with three banks. This senior credit facility consists of a $65 million, six-year term loan, and a $35 million, three-yearrevolving loan. During 2001, the three year revolving loan expiration date was extended for one year to October 31, 2003. The $65 million term loan was used in connection with the purchase of the assets of PSA. There are no additional borrowings available under the original $65 million term loan due to previous borrowings which have been repaid. There are no borrowings against the revolving loan. As of December 31, 2001, $3.0 million is outstanding against the term loan. The Company has not borrowed under the $35 million revolving loan.

                       Both the term loan and the revolving loan bear interest
                 at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 13/4%, depending on the ratio of our consolidated

                                                                              33
                                                                              --

                                                              2001 Annual Report
                 funded debt, as defined, to earnings before interest, taxes, depreciation and amortization, or "EBITDA." As of December 31, 2001, interest was payable at an effective annual interest rate of 2.86%. Either loan can be prepaid without penalty at any time. Also, commitment fees of up to 1/4% of the unused revolving loan are charged, and the agreement contains certain financial covenants related to dividends, fixed charge coverage and funded debt to "EBITDA" ratio.

                    As of December 31, 2001 and 2000, the majority owned
                 subsidiary of the Company had outstanding obligations under its bank note in the amount of $0.4 million. The interest rate at December 31, 2001 and 2000 was 5.75% and 10.0%, respectively. The note matures on January 1, 2003 and monthly principal payments are required.

--------------------------------------------------------------------------------
Note 8 --        The Company leases branch field offices under a number of
Commitments and  operating leases which expire in various years through 2006.
Contingencies    These leases generally contain renewal options and require the
                 Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment. These leases expire in various years through 2006. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2001:

                 Year Ending December 31,

                       2002                             $ 10,184,753
                       2003                                7,627,594
                       2004                                4,396,471
                       2005                                  552,855
                       2006                                   83,850
                 ---------------------------------------------------------------
                 Total minimum lease payments           $ 22,845,523
                 ---------------------------------------------------------------

                 Rental expenses under operating leases were $12,739,549, $12,429,976 and $10,768,315 in 2001, 2000 and 1999,
                 respectively.

                    The Company has employment retention contracts with certain executive officers of the Company for a two year period from the date a change in control occurs as further defined in the contracts.

--------------------------------------------------------------------------------
Note 9 --        The Company is party to a number of legal actions arising in
Litigation       the ordinary course of its business. The Company is a defendant in an action arising out of the Company's resale of a drug screening business it acquired and subsequently sold in 1995.
                 The plaintiff claims to have suffered damages from the Company's alleged failure to comply with the terms of a non-competition agreement and a right of first refusal, as well as incomplete disclosure about the transaction. The Company has proposed a settlement and has a provision of $1.2 million for the matter in 2001. In the opinion of management, the Company has substantial legal

34
--
                 defenses and/or insurance coverage with respect to all of its other pending legal actions; accordingly, none of these actions is expected to have a material adverse effect on the Company, its results of operations or its consolidated financial position.

--------------------------------------------------------------------------------
Note 10--        Income tax expense is comprised of the following:
Income Taxes

                 (in thousands)                             2001             2000            1999
                 --------------------------------------------------------------------------------
                 Federal:
                    Current                             $  9,303         $ 11,554        $ 13,603
                    Deferred                                (545)             724             285
                 --------------------------------------------------------------------------------
                 State and local:
                    Current                                2,094            2,697           2,245
                    Deferred                                (175)             195             106
                 --------------------------------------------------------------------------------
                                                        $ 10,677         $ 15,170        $ 16,239
                 ================================================================================

                 The following reconciles the "statutory" federal income tax rates to the effective income tax rates:



                                                                             2001    2000    1999
                 --------------------------------------------------------------------------------
                 Computed "expected" tax expense                              35%     35%     35%
                 --------------------------------------------------------------------------------
                 Increase (reduction) in tax expense resulting from:
                     State tax, net of federal benefit                         7       8       8
                     Non-tax deductible amortization of goodwill               2       1       1
                     Other                                                    (3)     (2)     --
                 --------------------------------------------------------------------------------
                  Effective income tax rate                                   41%     42%     44%
                 ================================================================================

                                                                              35
                                                                              --

               Hooper Holmes Inc. and Subsidiaries
               -----------------------------------------------------------------

               The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

               (in thousands)                                 2001       2000
               ---------------------------------------------------------------
               Deferred tax assets:
                 Discontinued operation accruals           $    25    $   117
                 Receivable allowance                          396        361
                 Intangible assets                             221        227
                 Insurance benefits                            153        119
                 Litigation reserve                            466         --
                 Other                                         204        202
               ---------------------------------------------------------------
                                                             1,465      1,026
               ---------------------------------------------------------------
               Deferred tax liabilities:
                 Accumulated depreciation                     (453)      (671)
                 Acquisition bases adjustment,
                    primarily intangibles                   (1,362)    (1,432)
                 Other                                        (209)       (57)
               ---------------------------------------------------------------
                                                            (2,024)    (2,160)
               ---------------------------------------------------------------
               Net deferred tax liability                  $  (559)   $(1,134)
               ===============================================================

                    Deferred tax assets (liabilities) ther current assets
               $1,182,000 and deferred income taxes (noncurrent) $(1,742,000) and at December 31, 2000, other current assets $575,000 and deferred income

                    No valuation allowance has been provided on deferred tax
               assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income.

                    The principal components of the deferred tax provision in
               2001 and 2000 include differences between financial and tax reporting for depreciation and amortization.

________________________________________________________________________________

Note 11-- Stock Split and Authorized Shares -- Effective January 8, 1999 Capital Stock and April 12, 2000, the Company declared two for one stock splits in the form of 100% stock dividends to all stockholders, which were distributed on January 29, 1999 and April 26, 2000, respectively. The stock splits resulted in additional shares of 14,189,982 shares and 33,160,626 shares of common stock, respectively, of which, 52,166 and 104,332 shares, respectively, were shares of treasury stock. All share and per share amounts have been retroactively restated for these events.

               Stock Offering -- The Company completed a secondary common stock offering of 7,350,000 shares on February 29, 2000. The offering price was $12.563 and provided approximately $87 million in net proceeds to the Company.

               Hooper Holmes Inc. and Subsidiaries
               -----------------------------------------------------------------

               Stock Repurchase Program -- On May 30, 2000, the Board of Directors authorized the repurchase in any calendar year of up to
               2.5 million shares of the Company's common stock for an aggregate purchase price not to exceed $25 million per year. For the years ended December 31, 2001 and 2000, the Company purchased 1,347,000 and 1,785,000 shares at a total cost of $10.8 million and $17.1 million respectively.

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

                    Until a person or group acquires 20% or more of the
               Company's Common Stock or announces a tender or exchange offer to acquire 30% or more of the Company's Common Stock (other than a Permitted Offer), the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed. If (i) and person or group acquires 20% or more of the Company's Common Stock (other than by a tender offer for all shares which the Company's Board of Directors determines to be in the best interests of the Company and its shareholders, or by an inadvertent acquisition after which such person or group promptly divests a sufficient number of shares so that such person's ownership is less than 20%) or
               (ii) the Company is involved in a merger or other business combination or sells more than 50% of its assets or earning power, each Right (other than Rights beneficially owned by 20% or more shareholders or certain transferees thereof, which Rights become void) will entitle the holder, upon payment of the exercise price of $110 (as adjusted), to buy a number of shares of Common Stock of the Company or of the acquiring company having a market value of twice the exercise price. If any person or group acquires between 20% and 50% of the Company's Common Stock, the Company's Board of Directors may, at its option, exchange each Right for a share of Company Common Stock.

                    The Rights Agreement will expire on June 15, 2010. In
               addition, the Rights may be redeemed for $0.01 per Right on or prior to the tenth day after any person or group acquires 20% or more of the Company's Common Stock, thus clearing the way for an acquisition which the Board believes to be in the best interests of the Company and its shareholders.

               Stock Purchase Plan -- In 1993, the shareholders approved the 1993 Employee Stock Purchase Plan which provided for granting of purchase rights to all full-time employees, as defined, of up to 2,000,000 shares of Company stock. The plan provided for the purchase of shares on the date one year from the grant date. During the year after the grant date, up to 10% of an employee's compensation was withheld for their purchase. Employees can cancel their purchases any time during the year, without penalty. The purchase price was 95% of the closing common stock price on the grant date. In April 1999 and April 2000, the

               Hooper Holmes Inc. and Subsidiaries
               -----------------------------------------------------------------

               Company distributed 161,808 and 136,124 shares, respectively, under the April 1998 and April 1999 grants, and the aggregate purchase price was $324,248 and $551,718, respectively. In April 2000, the Company made a grant of approximately 127,488 shares, and the aggregate purchase price was approximately $1,279,342; however, the 2000 plan offering terminated, in accordance with the plan's automatic termination provision. In April 2001, the Company made a grant of approximately 90,333 shares, and the aggregate purchase price was approximately $686,531.

               Stock Awards -- The Company's Chairman and President is entitled to receive stock awards based on the attainment of performance goals established for any given year. In the years ended December 31, 2001, 2000 and 1999, awards of 5,000 shares, 10,000 shares and 10,000 shares, respectively, have been granted.

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

               Hooper Holmes Inc. and Subsidiaries
               -----------------------------------------------------------------

               The following table summarizes stock option activity:

                                                       Under Option
               ---------------------------------------------------------------------------
                                                    Shares                        Weighted
                                             Available for                Average Exercise
                                                     Grant        Shares   Price Per Share
               ---------------------------------------------------------------------------
               Balance, December 31, 1998        1,630,508    10,209,900           $  2.48
                  Authorized                     2,000,000            --                --
                  Granted                       (1,085,000)    1,085,000             12.88
                  Exercised                             --    (1,485,000)             1.52
                  Cancelled                         69,200       (69,200)             5.58
               ---------------------------------------------------------------------------
               Balance, December 31, 1999        2,614,708     9,740,700           $  3.77
                  Granted                         (501,500)      501,500              7.13
                  Exercised                             --    (1,589,000)             2.33
                  Cancelled                        106,000      (106,000)             8.75
               ---------------------------------------------------------------------------
               Balance, December 31, 2000        2,219,208     8,547,200           $  4.17
                  Granted                       (1,712,500)    1,712,500              8.15
                  Exercised                             --      (381,600)             2.47
                  Cancelled                        132,300      (132,300)             9.76
               ===========================================================================
               Balance, December 31, 2001          639,008     9,745,800           $  4.86
               ===========================================================================

               The weighted average fair value per stock option granted was $4.50 for the 2001 options, $4.36 for the 2000 options, and $7.77 in 1999. The Company estimated the fair values using the Black-Scholes option pricing model, modified for dividends

                                                      2001     2000     1999
               ---------------------------------------------------------------
               Expected dividend yield                 .37%     .26%     .26%
               Risk-free interest rate                3.25%    5.75%    6.00%
               Expected stock price volatility       44.78%   43.78%   40.98%
               Expected term until exercise (years)    9.3      9.6     10.0
               ===============================================================

                    Hopper Holmes, Inc. and Subsidiries
                    ------------------------------------------------------------
                    The Company does not record compensation expense for stock option grants. The following table summarizes results as if the Company had recorded compensation expense for option grants:

                    (thousands of dollars, except per share data)            2001         2000         1999
                    ---------------------------------------------------------------------------------------
                    Net income:
                       As reported                                     $   15,247   $   20,964   $   20,793
                       Pro forma                                           12,462       17,873       18,919
                    Basic earnings per share:
                       As reported                                     $      .24   $      .32   $      .36
                       Pro forma                                              .19          .28          .33
                    Diluted earnings per share:
                       As reported                                     $      .23   $      .31   $      .34
                       Pro forma                                              .18          .26          .31
                    =======================================================================================


                       The following table summarizes information concerning
                    options outstanding at December 31, 2001:

                                  Options Outstanding                                Options Exercisable
                    ---------------------------------------------------------------------------------------
                                                          Weighted
                                                           Average     Weighted                    Weighted
                                           Number        Remaining      Average         Number      Average
                           Range of   Outstanding      Contractual     Exercise    Exercisable     Exercise
                    Exercise Prices   at 12/31/01     Term (Years)        Price    at 12/31/01        Price
                    ---------------------------------------------------------------------------------------
                    $  .98 - $1.87      2,221,000             1.7      $   1.34      2,221,000     $   1.34
                      2.03 -  2.14      2,597,200             5.1          2.09      1,799,200         2.09
                      3.22 -  3.69        813,500             6.0          3.60        845,700         3.36
                      6.69 -  7.13      2,607,800             8.4          6.83        419,250         6.69
                     10.76 - 12.88      1,506,300             8.2         12.08        208,600        12.88
                    =======================================================================================

________________________________________________________________________________

Note 12 --          This plan is available to all employees with at least one
401k Savings and    year of service of greater than 1,000 hours of employment,
Retirement Plan     and is administered by ING/ReliaStar Financial Corporation.
                    The Company matches 25% of the first 10% of employee salary contributions. The Company's payments for 2001, 2000 and 1999, were $427,000, $426,000 and $345,000, respectively.
                    The Company's common stock is not an investment option to employees participating in the 401k savings and retirement plan.

                    Hooper Holmes, Inc. and Subsidiaries
                    ------------------------------------------------------------
                    Independent Auditors' Report


                    The Board of Directors and Stockholders
                    Hooper Holmes, Inc.


                    We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.




                    KPMG LLP

                    Short Hills, New Jersey
                    February 25, 2002

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Selected Financial Data

                                                           For the years ended December 31,
                                                        ---------------------------------------
(dollars in thousands except per share data)                   2001          2000          1999
-----------------------------------------------------------------------------------------------
Statement of Income Data:
     Revenues                                           $   245,185   $   274,974   $   237,068
     Operating income                                        24,111        32,633        36,535
     Interest expense                                           204         1,291           860
     Income from continuing operations                       15,247        20,964        20,793
     Loss from discontinued operations                           --            --            --
     Net income                                              15,247        20,964        20,793
Earnings per share -- basic:
     Income from continuing operations                          .24           .32           .36
     Discontinued operations                                     --            --            --
     Net income                                                 .24           .32           .36
Earnings per share -- diluted:
     Income from continuing operations                          .23           .31           .34
     Discontinued operations                                     --            --            --
     Net income                                         $       .23   $       .31   $       .34
-----------------------------------------------------------------------------------------------
Cash dividends per share                                $      .030   $      .030   $      .025
-----------------------------------------------------------------------------------------------
Weighted average shares -- basic                         64,895,764    64,830,697    57,560,564
Weighted average shares -- diluted                       67,618,151    68,377,742    61,533,558
-----------------------------------------------------------------------------------------------
Balance Sheet Data (as of December 31):
     Working capital                                    $    94,059   $    93,305   $    56,076
     Total assets                                           221,971       211,036       184,471
     Current maturities of long-term debt                       240           197           143
     Long-term debt, less current maturities                  3,280         3,195        65,307
     Total long-term debt                                     3,520         3,392        65,450
     Stockholders' equity                               $   196,407   $   191,077   $    89,692
===============================================================================================

Per share and share amounts are adjusted to reflect a three for two stock split effective February 28, 1992, and two for one stock splits effective August 22, 1997, January 8, 1999 and April 12, 2000.

                                            For the years ended December 31,
--------------------------------------------------------------------------------------------------------------------------
        1998               1997              1996              1995               1994              1993              1992
--------------------------------------------------------------------------------------------------------------------------
$    185,210       $    165,353      $    156,254      $    111,313       $     92,534      $     80,600      $     68,931
      25,592             16,344             8,576             4,059              3,803             5,020             4,548
           3                168             1,394             1,674                994               237               144
      14,185              8,770             4,086             1,667              1,480             2,739             2,779
      (1,485)                --                --           (14,716)             1,184               867             2,099
      12,700              8,770             4,086           (13,049)             2,664             3,606             4,878

         .25                .16               .08               .03                .03               .05               .05
        (.03)                --                --              (.27)               .02               .02               .04
         .22                .16               .08              (.24)               .05               .07               .09

         .24                .15               .08               .03                .03               .05               .05
        (.03)                --                --              (.27)               .02               .02               .04
$        .21       $        .15      $        .08      $       (.24)      $        .05      $        .07      $        .09
--------------------------------------------------------------------------------------------------------------------------
$       .018       $       .013      $       .008      $       .008       $       .038      $       .038      $       .031
--------------------------------------------------------------------------------------------------------------------------
  56,241,370         55,073,336        53,821,752        53,657,024         53,653,704        53,712,488        53,741,336
  59,719,420         57,128,264        54,487,604        53,809,428         53,831,164        54,083,472        54,057,263
--------------------------------------------------------------------------------------------------------------------------
$     33,476       $     20,381      $     11,807      $     24,786       $      6,407      $      4,024      $      9,861
      85,016             65,941            61,296            93,997            103,172            88,355            52,754
         450                 --             1,030             8,800              2,150             1,550                --
          --                 --             5,250            26,250             46,327            29,950             3,000
         450                 --             6,280            35,050             48,477            31,500             3,000
$     62,294       $     48,519      $     37,719      $     33,132       $     46,502      $     45,916      $     44,384
==========================================================================================================================

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Directors and Officers

Directors

Benjamin A. Currier
Retired. Formerly Senior Vice President,
Security Life of Denver Ins. Co.-- ING/Barings
   Mr. Currier, age 68, was Senior Vice President of Operations for Security Life of Denver Insurance Company, a subsidiary of ING/Barings, in Denver, Colorado prior to his retirement in 1997. Mr. Currier was Vice President, Allstate Life Insurance Company from 1978 to 1995. He has been a director of the Company since 1996, and is a member of the Audit Committee and the Executive Compensation Committee. Mr. Currier is also a director of e-Nable Corporation. (Term expires at the Annual Meeting in 2002.)

Quentin J. Kennedy
Retired. Formerly Executive Vice President, Secretary and Director
Federal Paper Board Company
   Mr. Kennedy, age 68, was Executive Vice President, Secretary, Treasurer and Director of Federal Paper Board Company in Montvale, New Jersey until his retirement in 1996. He had served in various executive positions with Federal Paper Board since 1960. Mr. Kennedy has been a director of the Company since 1991. He is a member of the Executive Committee and the Executive Compensation Committee. (Term expires at the Annual Meeting in 2003.)

James M. McNamee
Chairman, President and Chief Executive Officer
   Mr. McNamee, age 57, has served as Chairman of the Board of Directors of the Company since 1996 and as President and Chief Executive Officer of the Company since 1984. He has been an employee of the Company since 1968, an officer since 1979 and a director since 1984. Mr. McNamee is a member of the Executive Committee and the Nominating Committee. (Term expires at the Annual Meeting in 2004.)

John E. Nolan
Partner, Steptoe & Johnson LLP
   Mr. Nolan, age 74, is a partner in the law firm of Steptoe & Johnson, LLP, Washington, D.C. and has been engaged in the practice of law since 1956. He has been a director of the Company since 1971, and is a member of the Audit Committee and the Executive Committee. Mr. Nolan is also a director of Iomega Corporation. (Term expires at the Annual Meeting in 2003.) Elaine L. Rigolosi Professor of Nursing Education Department of Organization and Leadership Teachers College, Columbia University Dr. Rigolosi, Ed.D, J.D., age 57, is Professor in the Department of Organization and Leadership at Teachers College, Columbia University. She has been associated with Columbia University since 1976, and has maintained a private consulting practice in management for health care organizations since 1974. Dr. Rigolosi has been a director of the Company since 1989, and is a member of the Audit Committee and the Executive Compensation Committee. (Term expires at the Annual Meeting in 2002.)

Elaine L. Rigolosi
Professor of Nursing Education
Department of Organization and Leadership
Teachers College, Columbia University
   Dr. Rigolosi, Ed.D, J.D., age 57, is Professor in the Department of Organization and Leadership at Teachers College, Columbia University. She has been associated with Columbia University since 1976, and has maintained a private consulting practice in management for health care organizations since 1974. Dr. Rigolosi has been a director of the Company since 1989, and is a member of the Audit Committee and the Executive Compensation Committee. (Term expires at the Annual Meeting in 2002.)

Kenneth R. Rossano
Private Investor.
Formerly Senior Vice President
Cassidy & Associates
   Mr. Rossano, age 67, is a private investor. From 1992 to 1999, he was Senior Vice President, Cassidy & Associates in Boston, Massachusetts. From 1991 to 1992, he was Vice President, Development, Massachusetts Higher Education Assistance Corporation in Boston, Massachusetts. He has been a director of the Company since 1967, and is a member of the Executive Committee and the Nominating Committee. Mr. Rossano is also a director of Active International, Inc. and A+ America, Inc. and Chairman of the Katherine Gibbs School of Boston. (Term expires at the Annual Meeting in 2004.)


G. Earle Wight
Senior Vice President
   Mr. Wight, age 68, has served as Senior Vice President of the Company since 1985 and has been a director of the Company since 1966. Mr. Wight is a member of the Nominating Committee. (Term expires at the Annual Meeting in 2004.)

Officers

James M. McNamee
Chairman, President
and Chief Executive Officer

Mario L. Cavezza
Senior Vice President

David J. Goldberg
Senior Vice President

Robert William Jewett
Senior Vice President,
General Counsel and Secretary

Steven A. Kariotis
Senior Vice President

Fred Lash
Senior Vice President,
Chief Financial Officer
and Treasurer

Joseph A. Marone
Vice President

Raymond A. Sinclair
Senior Vice President

Alexander Warren
Senior Vice President

G. Earle Wight
Senior Vice President

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Investor Information

Common Stock Information

..  Traded on the American Stock Exchange (AMEX) under the symbol "HH"

..  Options on HH common stock are also traded on the American Stock Exchange

..  Included in Standard & Poor's Small Cap 600 and Russell 2000 indices

..  As of February 14, 2002 there were 936 shareholders of record.

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

Independent Certified
Public Accountants
KPMG LLP
Short Hills, NJ

Transfer Agents & Registrar
First City Transfer Company
Iselin, NJ

Annual Meeting
May 21, 2002,
at the Company's Headquarters

Corporate Headquarters
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920
908.766.5000
www.hooperholmes.com

Dividend Reinvestment Plan

The Hooper Holmes Dividend Reinvestment Plan is designed to enable record shareholders of Hooper Holmes' Common Shares to acquire additional Common Shares through the automatic investment of their cash dividends. With this Plan, there are no transaction charges or brokerage commissions associated with the purchase of Common Shares, thereby permitting the entire amount of your dividend to be invested. The Plan is administered for Hooper Holmes by First City Transfer Company. For more information or an enrollment form, please contact First City Transfer Company at 732.906.9227, ext. 14.

Hooper Holmes, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Quarterly Common Stock Price Range and Dividends
(dollars)



                      2001                          2000
--------------------------------------------------------------------------
  Quarter      High      Low    Dividend      High      Low      Dividend
--------------------------------------------------------------------------
  First       11.73     8.00       .0075     18.25     9.69         .0075
  Second      10.99     7.60       .0075     18.31     8.00         .0075
  Third        9.61     5.49       .0075     13.81     7.13         .0075
  Fourth       9.12     5.85       .0075     11.06     8.50         .0075
==========================================================================

Adjusted to reflect two for one stock splits effective January 8, 1999, and April 12, 2000.



Quarterly Financial Data (Unaudited)
(dollars in thousands, except per share data)

                                                       Per Share of Common Stock
                                                              Net Income
                                                       -------------------------
  Quarter      Revenues   Gross profit    Net Income       Basic    Diluted
--------------------------------------------------------------------------------
  2001
  Fourth      $  63,590      $  18,394    $    3,830      $  .06    $   .06
  Third          57,238         15,756         3,246         .06        .05
  Second         60,730         16,902         3,493         .05        .05
  First          63,627         18,851         4,678         .07        .07
--------------------------------------------------------------------------------
  Total       $ 245,185      $  69,903    $   15,247      $  .24    $   .23
================================================================================
  2000
  Fourth      $  60,350      $  16,535    $    4,515      $  .07    $   .07
  Third          61,270         16,570         3,887         .06        .06
  Second         67,581         18,722         4,665         .07        .07
  First          85,773         25,800         7,897         .12        .11
--------------------------------------------------------------------------------
  Total       $ 274,974      $  77,627    $   20,964      $  .32    $   .31
================================================================================

Per share calculations are adjusted to reflect two for one stock splits effective January 8, 1999, and April 12, 2000.

Accretive
Adding to a company's earnings, as in the case of an acquisition.

Alternative Distribution Channels (ADCs)
"Non-traditional" methods for selling insurance, such as the Internet, banks and quote services.

Attending Physician Statement (APS)
Medical records obtained with written patient authorization for the purpose of underwriting life, health and disability insurance.

Cycle Time
The period of time needed to underwrite an insurance application.

Earnings per Share - Basic
Net income divided by the number of shares outstanding during the period.

Earnings per Share - Diluted
Net income divided by the sum of weighted average number of shares outstanding during the period plus shares assumed to be issued if all outstanding stock options were exercised.

EBITDA
Earnings before interest, taxes, depreciation and amortization.

e-mobile exam(TM)
Hooper Holmes' proprietary wireless exam-data capture program and transmitter.

e-Nable Corporation
Provider of Internet-based system that integrates and streamlines the process of insurance product selection, policy application, underwriting and policy issue.

Health Information Services
The core service of Hooper Holmes collecting health information for the purpose of underwriting life, health and disability insurance.

Healthdex Service Group
Hooper Holmes' data gathering service specifically dedicated to the biotech and pharmaceutical industries in support of clinical trials and sales and marketing activities.

Heritage Labs
A subsidiary of Hooper Holmes Heritage Labs is a full service progressive laboratory serving the insurance industry. Heritage assembles collection kits for use by paramedical companies, and analyzes blood, urine and oral-fluid samples and transmits the results to the ordering insurance company.

Infolink Services Group
Developed to complement the paramedical services provided by Portamedic(R). Products include Inspection Reports and Attending Physician Statements.

Liquid Assets
Assets categorized as cash or cash equivalents, and non-cash assets easily convertible to cash.

Market Share
Percentage of a market's sales obtained by one brand or company.

Medical Examination Data
North Carolina's leading full-service provider of health information services to the life and health insurance industry, acquired by Hooper Holmes in 2001.

Online Forms Library
An online catalog of insurance exam forms organized by participating insurer and state, for use by Hooper Holmes' branch employees.

Operating Income
Earnings from the operation of our business services, not including interest expense, interest income and other non-operations income (expense), net.

Paramedical Exam
A 20 to 30 minute medical exam performed to record an insurance applicant's abbreviated medical history, height and weight measurements, blood pressure and pulse. Depending on the requirements of the ordering insurance company, a urine, blood and/or saliva sample may also be collected.

Portamedic(R)
Hooper Holmes' health information division which conducts physical examinations, testing and personal health interviews primarily for the life and health insurance industry.

Portamedic.com
Portamedic's Web site, designed to increase the service, efficiency and order-status visibility for Hooper Holmes' clients.

Portamedic F.A.S.T.(TM)
An imaging solution whereby clients can retrieve, view and print images of attending physician statements, examinations and personal health interviews within 24 hours of completion.

Portamedic Select(TM)
A comprehensive process for gathering together the underwriting requirements needed to initiate the underwriting process.

Return on Stockholders' Equity
Net income divided by average stockholders' equity, a measure of the rate of return on a common stockholder's investment.

Teledex
Portamedic's telephone-interview call center.

Underwriting
The process by which life and health insurance companies gather information to assess risks in order to make informed decisions as to the issuance of policies to applicants.

Hooper Holmes, Inc.
Corporate Headquarters
170 Mt. Airy Road
Basking Ridge, NJ 07920
908.766.5000

www.hooperholmes.com