Form 10-K, Exhibit 13
period 2002-12-31
HOOPER HOLMES INC
filed 2003-03-31
CIK 741815

HOOPER HOLMES, INC.

ANNUAL REPORT 2002

Hooper Holmes, a 104 year-old company, is the nation’s #1 provider of health information utilized in underwriting life and health insurance policies. Through more than 200 locations in all 50 states, Guam, Puerto Rico and the United Kingdom, our network of experienced medical professionals conducts paramedical examinations. Our customers – primarily life, health and disability insurers – use the results of these Portamedic exams for the purpose of properly assessing risk to make well-informed underwriting decisions. We also provide independent medical examination case management services to the casualty claim and worker’s compensation markets. Ancillary products are provided through our Healthdex, Infolink, Portamedic Select and Teledex services and our Heritage Labs division, including health information and data gathering services used by the biotech and pharmaceutical industries. Hooper Holmes is relied upon by most of the top 100 life and health insurers in the U.S. – some exclusively – for their health information needs, as well as some of the largest automobile insurance companies in the nation, making us the undisputed leader in the industry.

contents

Financial Highlights	1
Letter to Shareholders	2
Q&A: Review of Operations	4
The Technological Edge and The Human Touch	9
Health Information Business Unit	10
Diversified Business Unit	11
Hooper Holmes At a Glance	12
Management’s Discussion and Analysis	13
Consolidated Financial Statements	23
Notes to Consolidated Financial Statements	27
Independent Auditors’ Report	45
10 Year Selected Financial Data	46
Directors and Officers	48
Investor Information	49
Quarterly Information	50
Glossary	Inside Back Cover

Financial Highlights

	Years ended December 31,
(dollars in thousands, except per share data and ratios)	2002	2001	2000

Revenues	$260,317	$245,185	$274,974
Operating income	21,872	24,111	32,633
Net income	14,293	15,247	20,964
Earnings per share — basic	$.22	$.24	$.32
Earnings per share — diluted	$.21	$.23	$.31
Weighted average number of shares — basic	64,868,163	64,895,764	64,830,697
Weighted average number of shares — diluted	67,229,119	67,618,151	68,377,742
Return on stockholders’ equity	7.1%	7.9%	14.9%
Dividend payout rate	18.1%	12.8%	9.2%
Net cash provided by operating activities	$27,826	$33,559	$33,442
Working capital	58,776	94,059	93,305
Cash dividends paid	2,592	1,948	1,925
Cash dividend per share	.04	.03	.03
Book value per average share	3.06	2.90	2.79
Closing stock price per common share	$6.14	$8.95	$11.06
Current ratio	3.7:1	5.6:1	7.2:1
Quick ratio	3.4:1	5.3:1	6.9:1

Per share and share amounts have been adjusted to reflect a two for one stock split effective April 12, 2000.

All graphs presented herein are continuing operations.

Annual Report 2002    1

To our shareholders

[PICTURE]	Consistent with its reputation as the technology leader in the industry, Hooper Holmes continued to make strides in accelerating the speed and efficiency of the underwriting process in 2002.

The year 2002 was an exciting, progressive year for Hooper Holmes. We focused our efforts on securing our leadership position in the health information industry and developing diverse growth opportunities that are complementary to our core business offerings. As a result, we made significant progress on a number of fronts, greatly enhancing the long-term growth prospects of our Company.

Our accomplishments in 2002 underscore the importance of our acquisition strategy. We completed two major acquisitions, both of which met with our strict criteria in terms of being accretive to earnings, having a focus aligned with our existing business, and extending our reach into key insurance markets.

The first of these two acquisitions, Medicals Direct Group, marked a milestone for Hooper Holmes – our entry into the United Kingdom (U.K.) market. Medicals Direct is the market leader in the U.K. providing paramedical examinations and underwriting services to the life insurance industry. Leveraging this mutually beneficial acquisition, we expect to expand into Continental Europe, a market that offers attractive opportunities for an enterprise that combines Hooper Holmes’ highly evolved organizational structure and Medicals Direct’s presence. Moreover, the acquisition gives us the opportunity to expand our service offerings to our U.S.-based life insurance clients by providing them with fully integrated life insurance underwriting services.

The second of our major acquisitions on October 31, 2002 was D&D Associates, a leading New York-based provider of Independent Medical Examination (IME) case-management services. In 2002, D&D generated annual revenues totaling approximately $32 million, two months ($5.1 million) of which are included in Hooper Holmes’ results of operations. D&D’s services support Personal Injury Protection claims, Automobile No-Fault Liability claims and Workers Compensation claims, primarily for property and casualty insurers and claims reviewers. The $2 billion-plus IME industry is extremely fragmented. Hooper Holmes believes that its financial and technological strength coupled with the proven track record of D&D’s management team and business model will be a winning combination for the successful expansion of D&D’s business into other select geographic areas. Another important advantage of this acquisition is that it enables us to expand our relationship with a number of our established core-business customers, many of whom also require IME services.

2    Hooper Holmes, Inc.

In order to maximize the growth prospects of our new and established businesses, to maintain sharp focus and to increase accountability for improved operating results, Hooper Holmes refined its business structure in late 2002 by creating two distinct operating divisions. The Health Information Business Unit (HIBU) includes our core health information operations: Portamedic®, Infolink, Heritage Labs and Medicals Direct. By combining all four of our health information divisions into one vertically integrated operating unit, Hooper Holmes believes it can more effectively achieve its cross-selling goals, thus providing its customers with a full range of paramedical and related services and a higher level of responsiveness. We recently appointed Alexander Warren, a 21-year veteran of Hooper Holmes, General Manager of our core-business oriented HIBU. The Diversified Business Unit (DBU), formed to capitalize on emerging trends in the insurance industry, includes D&D Associates. During 2002, we appointed Steven Kariotis, who has been with our Company for more than two decades, as General Manager of this entrepreneurial unit.

Consistent with its reputation as the technology leader in the industry, Hooper Holmes continued to make strides in accelerating the speed and efficiency of the underwriting process in 2002. Responding to the convenience and cost savings enabled by our advanced automation, our customers are increasingly incorporating our technology-based solutions into their underwriting strategies. More exams are being ordered via the Portamedic Web site, more customers are using Portamedic F.A.S.T.™ to electronically generate and store their documents and more insurers are registering their exam forms on our Online Forms Library.

Hooper Holmes’ financial results for 2002 were reasonably solid despite a challenging market environment. Revenue for 2002 increased six percent to $260.3 million, from $245.2 million for 2001. Net income for 2002 was $14.3 million, or $0.21 per diluted share, versus $15.2 million, or $0.23 per diluted share for 2001. An after-tax adjustment of $4.1 million, or $0.06 per diluted share resulted from the write off of the e-Nable investment in the second and third quarters of 2002. Net income for 2001 would have been approximately $0.03 per diluted share higher if the Statement of Financial Accounting Standards No. 142 (goodwill amortization) had been applied in 2001, as our Company was required to do this year.

Although the life insurance industry had a challenging year in 2002, our longer-term assessment of life insurance trends remains favorable. As industry conditions improve, we anticipate significant growth for Hooper Holmes, which is extremely well positioned to benefit from increased demand for health information services. In addition, because we have prudently diversified our business, we believe that we will derive a greater percentage of our Company’s future revenue from the newly formed DBU.

We would like to take this opportunity to thank our employees, who continue to inspire us with their commitment to providing the very best service to our customers. It is because of them that we are able to pursue our goals with such confidence. We also extend our gratitude to our customers for their business and to our shareholders for their faith in our abilities to execute our business plans.

James M. McNamee

Chairman, President and Chief Executive Officer

Annual Report 2002    3

Q&A: Review of Operations

Q:    How does the restructuring of Hooper Holmes into two distinct business units benefit your customers and enhance the long-term growth prospects of the Company?

A:    The Health Information Business Unit (HIBU) and the Diversified Business Unit (DBU) are able to devote 100 percent of their energy to their respective markets. Under the leadership of separate General Managers, each business unit focuses on achieving specific growth goals, and each is accountable for its results. The HIBU, our core-business unit, provides us with more significant cross-selling opportunities and provides our customers with easy access to the full range of Hooper Holmes’ paramedical services, enhancing our ability to deepen our relationship with our customers. The DBU, our unit for ancillary emerging growth businesses, is free to operate with a more entrepreneurial style, while reaping the significant benefits of Hooper Holmes’ established technology infrastructure, financial support and management expertise. As this unit grows, we anticipate that it will provide us with an increasing percentage of revenue derived from non-core business activities. This gives us a degree of protection from periods of softness in the life insurance industry and provides us with new ways to serve our established customers and attract new ones.

Q:    Hooper Holmes has completed a number of strategic acquisitions over the past seven years. Can you describe the vision behind these acquisitions? How do these acquisitions fit into the Company’s overall strategy?

4    Hooper Holmes, Inc.

A:    Combined with continuous technological innovation and organic development, Hooper Holmes’ acquisition strategy has become an integral part of our Company’s overall long-term growth strategy. These ongoing initiatives serve the same goal — to provide the highest possible level of service to a growing customer base. In line with our conservative management approach, we are extremely selective about our acquisitions and ever mindful of the effects that each acquisition has on our current and future financial position. Whether the acquisition is for the purpose of advancing our technological capabilities, expanding our core-business offerings, further improving our geographic coverage or breaking into a related market, we will only pursue it if it meets our well- defined criteria. Each acquisition must be accretive to our earnings and have a business focus that clearly advances our goals. Hooper Holmes has been fortunate to identify a number of com-

Combined with continuous technological innovation and organic development, Hooper Holmes’ acquisition strategy has become an integral part of our Company’s overall long-term growth strategy.

Annual Report 2002    5

Q&A

panies over the past seven years that have fit these criteria. Our acquisition program has been well executed and most have met or exceeded our expectations. Overall, Hooper Holmes is very confident in its acquisition strategy as a means of further strengthening our Company’s position in the industry and providing opportunities to diversify our revenue streams.

Q:    During 2002, Hooper Holmes acquired Medicals Direct Group based in the United Kingdom (U.K.). Does this acquisition mark the beginning of an international expansion for Hooper Holmes?

A:    As a leading paramedical and underwriting services provider to the insurance, legal and corporate sectors in the U.K., Medicals Direct Group provides Hooper Holmes opportunities to expand its business in the U.K. and throughout Continental Europe. We believe that there will be a thriving viable market for

Providing underwriting services to customers on both sides of the Atlantic is a first for our industry.

6    Hooper Holmes, Inc.

Medicals Direct Group’s unique, real-time, 24x7 underwriting services among Hooper Holmes’ established customers who operate in the U.S., as well as in the U.K. and Europe. By outsourcing such front-end services, insurance companies can operate more efficiently and save on overhead expenses. As a result, there is an emerging trend among insurance companies for the outsourcing of these services. Providing underwriting services to customers on both sides of the Atlantic is a first for our industry. Indeed, Hooper Holmes is the only company in the industry that is currently able to offer such service coverage to its customers. In addition to offering Medicals Direct services to Hooper Holmes’ customers, we anticipate significant revenue increases resulting from Medicals Direct’s organic growth in the U.K. and from strategic acquisitions.

Q:    What impact do you expect life insurance industry trends to have on Hooper Holmes in the long term?

A:    Hooper Holmes has a very positive long-term outlook for the life insurance industry. There are a number of industry trends fueling our optimism, including the growth of alternative distribution channels (ADCs), an increase in the size of the average policy, a greater variety of insurance products with compelling investment features and a reduction in the number of approved national health information providers. We believe that the end result of these trends will be greater demand for Hooper Holmes’ services. As a testament to our confidence in the industry and the growth potential of our Company, Hooper Holmes bought back more than one million shares of its stock during 2002.

Q:    Are the demands on life insurance companies increasing, as is the case for companies in so many industries? If so, how is it affecting Hooper Holmes?

A:    Yes, life insurance has become an increasingly competitive industry. Insurance companies are making decisions more quickly regarding health information services and are demanding more agility, speed and responsiveness from their providers. This is actually an

Annual Report 2002    7

Q&A

advantage for Hooper Holmes because our technological capabilities are unsurpassed in the industry, supporting products and services that enable our customers to underwrite policies with maximum speed and efficiency.

Q:    Can you discuss the Company’s commitment to corporate governance? Have there been any internal changes in light of the broader business environment?

A:    Corporate governance is very important to our organization. As such, Hooper Holmes adheres to the highest standards for corporate governance and continually explores new and better ways to ensure the most reliable, fair, accurate and timely dissemination of information to our shareholders and the financial community. We are proud of the experience and integrity of our management team, which has long maintained a strict policy of conservatism both in terms of our accounting practices and our growth strategy. Hooper Holmes has been in business for 104 years – long enough to understand that there are no shortcuts to long-term success and there are no substitutes for integrity and accountability.

Q:    How long will it take for Hooper Holmes to integrate the acquisitions of Medicals Direct Group and D&D Associates?

A:    We expect to have their related integration plans completed by mid-2003. This includes financial reporting, internal controls and some administrative, back-office support. Both Medicals Direct and D&D are freestanding businesses with highly competent management in place who have achieved very impressive results for their respective companies.

Our technological capabilities are unsurpassed in the industry,

supporting products and services that enable our customers to underwrite policies with maximum speed and efficiency.

8    Hooper Holmes, Inc.

The technological edge

The innovative technology and dedicated people of Hooper Holmes are two of the factors that contribute most significantly to our position as the health information services provider of choice among the country’s largest and most prestigious life insurance companies.

Speed, agility, accuracy, efficiency and convenience. Our technology delivers results that are far and away the best in the industry. Hooper Holmes boasts the industry’s most automated branch-management and operating systems for unmatched connectivity between our home office, our 215 branch offices, our insurance company customers and their agents and brokers. Portamedic Select™, the industry’s most comprehensive and efficient case-management process, enables insurers to issue policies 70 percent faster than they could with traditional methods. Teledex speeds the underwriting process with telephone interviews that collect the information

... and the human touch

underwriters need to make faster, better informed decisions. Portamedic F.A.S.T.™ allows customers to retrieve, view and print images of attending physician statements, examinations and personal health interviews within 24 hours of their completion. And nearly 100 Hooper Holmes customers have registered a total of 65,000 forms on our Online Forms Library, which catalogs insurance exam forms online and organizes them by participating client and state. In short, Hooper Holmes defines “state of the art” for the health information services industry.

We also define “service.” Our employees are committed to providing unsurpassed service to our customers. With a diverse range of complementary skills, the people of Hooper Holmes meet the very highest standards for responsiveness to the needs of our discerning customers – some 700 life insurance companies, including virtually all of the top 50 in the industry. Because we understand the importance of retaining the best people, Hooper Holmes provides good benefits and a comfortable and professional work environment for its employees. Our people take pride in their work, and we take pride in our people.

Annual Report 2002    9

The Health Information

Business Unit

Hooper Holmes’ Health Information Business Unit (HIBU) encompasses all of our Company’s health information business divisions. The HIBU ties together all of the paramedical, laboratory, Attending Physician Statement and inspection report services required to underwrite life, health and disability insurance.

[PHOTO]

Alexander Warren

Senior Vice President

General Manager,

Health Information Business Unit

10    Hooper Holmes, Inc.

The Diversified

Business Unit

Hooper Holmes’ Diversified Business Unit (DBU) complements our Company’s core health information business. Bolstered by the financial strength and advanced technological capabilities of our established organization, the DBU is the more entrepreneurial, emerging-growth side of our operations.

[PHOTO]

Steven Kariotis

Senior Vice President

General Manager,

Diversified Business Unit

Annual Report 2002    11

HIBU

Heritage Labs

A full-service progressive laboratory serving more than 300 life insurance companies and public health facilities, Heritage Labs is one of the fastest growing labs in the industry.

Medicals Direct Group

The market leader in the U.K. for providing paramedical examinations and underwriting services to the life insurance industry, medical services through company-operated clinics, and medical reports to the legal profession

Portamedic®

Conducts physical examinations, testing and personal health interviews primarily for the life and health insurance industry

Infolink Services Group

Provides inspection reports and Attending Physician Statements to life, health and disability insurance underwriters

The Products

•	Paramedical Examinations
•	Blood Draws
•	Attending Physician Statements
•	Laboratory Services

Recent Acquisition

Medicals Direct Group Plc, United Kingdom

•	Leading provider of medical underwriting services to the U.K. life insurance industry
•	Tender offer to all shareholders of this public company on the London market. All shares tendered.
•	Management team remains in place

The Plan

•	Be price competitive
•	Grow market share
•	Re-establish Infolink business
•	Cross-sell with Heritage Lab business

The Health Information Business Unit (HIBU) and the Diversified Business Unit (DBU) are able to devote 100 percent of their energy to their respective markets…

DBU

…each business unit focuses on achieving specific growth goals.

The Acquisition

•	Effective November 1
•	Management team intact
•	Principal seller consulting for Hooper Holmes
•	Contingent performance incentive in place

The Company

D&D total revenues 2002:

$31.8 million

($5.1 million included in Hooper Holmes’ results)

Clients:

45

Employees:

123

Services:

Provides Independent Medical Exams, Peer Reviews and Radiology Reviews to insurance companies

The Plan

D&D Associates is a major presence in the New York market. We plan to extend their expertise to other states, and expand their services more significantly in the New York workers compensation market.

The Management

Three senior managers remain in their respective Operations, Claims and Sales positions. All three had insurance company claims experience before joining D&D.

D&D Associates

A leading New York provider of Independent Medical Examination (IME) case management services that support personal injury protection, automobile no-fault liability, and worker’s compensation claims

Hooper Holmes at a Glance

OUR COMPANY

Hooper Holmes is the nation’s leading provider of underwriting health information services and is a growing provider of independent medical examination services. Through company-owned branch locations in all fifty states, Guam, Puerto Rico and the U.K., Hooper Holmes’ network of experienced medical professionals conduct physical examinations, testing and personal health interviews, primarily for the life and health insurance industries.

OUR SERVICES

Hooper Holmes offers a wide range of health information services for gathering and managing insurance underwriting requirements and independent medical examinations.

OUR CUSTOMERS

Hooper Holmes is a provider of health information and underwriting services to 700 life, health and disability insurers in the United States, including virtually all of the 50 top insurers in the industry. Through our wholly owned subsidiaries, we also serve property and casualty insurers, indemnity carriers, law firms and corporate clients.

2002 HIGHLIGHTS

Revenues increased 6.2 percent to $260.3 million

•	Operating income totaled $21.9 million, which includes a pre-tax charge of $6.7 million related to e-nable

•	Gross margin increased to 28.6 percent

•	SG&A as a percentage of revenue declined more than 100 basis points to 17.7 percent

•	Net income totaled $14.3 million, which includes an after tax charge of $4.1 million related to e-nable

•	DSO for traditional paramedical business was a record low of 31 days

•	Total stockholders’ equity increased nearly five percent

Operational:

•	Entry into the U.K. market through Medicals Direct Group acquisition

•	Entry into the IME market through D&D Associates acquisition

•	Refinement of the Hooper Holmes organizational structure: establishment of the Health Information Business Unit and the Diversified Business Unit

Financial:

OUR OUTLOOK

Positive long-term industry trends, the best products and services in the industry, and employees who are dedicated to providing the highest level of service and responsiveness all contribute to Hooper Holmes’ confidence in its ability to maintain its strong leadership position in the industry. In addition, our entry into new markets provides us with exciting opportunities for growth and diversification.

12    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Management’s Discussion and Analysis

Results of Operations

2002 Compared to 2001

Total revenues for 2002 increased 6% to $260.3 million from $245.2 million for 2001. The number of paramedical examinations performed decreased from 2,981,000 to 2,921,000, a decrease of 2%. The decrease in the number of paramedical examinations performed is the result of reduced life insurance application activity, particularly in the second half of 2002. The decrease in the number of examinations was offset by an increase in the average revenue per examination of approximately 4%. Management believes the percentage increase in the average revenue per examination is due to higher prices per examination based on selling value added services such as Portamedic Select and Portamedic F.A.S.T. The number of Infolink reports increased 7% to 438,000 for the year 2002, from 410,000 for the year 2001. The increase in the number of Infolink reports is due to increased volume from existing clients brought on by the Company’s Portamedic F.A.S.T. technology, which provides clients with a quicker turnaround for Attending Physician Statements (APS’s).

Additionally, during the third and fourth quarters of 2002, the Company completed the acquisitions of Medicals Direct Group, located in the United Kingdom, and D&D Associates, located in New York. (See Note 2 to the consolidated financial statements.) The Medicals Direct Group acquisition and the D&D Associates acquisition contributed aggregate revenue of $9.0 million in 2002 from the dates of their respective acquisitions.

Our future revenue stream is dependent upon the life insurance industry and the number of new policies being written which require medical underwriting information. The MIB Group, Inc., a provider of information and database management services, reported that life insurance applications were down 4.2% in the fourth quarter of 2002 compared to the fourth quarter of 2001, contributing to the Company’s paramedical revenue decreasing by 8.2% for the fourth quarter of 2002 compared to the fourth quarter of 2001.

Management expects insurance application activity to resume more traditional levels in 2003. We are confident we will hold our market share. Pricing of our services has become a significant factor in our competitive environment but we are confident that our field owned branch structure, and branch and automation efficiencies will allow us to continue reporting improved results. The Infolink portion of our business is targeted for a major reorganization and sales and marketing emphasis for 2003. We expect to increase market share from both internal growth and through selected acquisitions.

The ADC market, while not growing explosively as it has in prior years, remains strong and we are optimistic on its prospects for further growth.

The Company’s majority owned subsidiary, Heritage Labs, provides laboratory testing services for specimens collected during paramedical examinations. Heritage Labs revenue grew 37% in 2002 vs. 2001, and the number of samples tested increased 36% to 490,000 for 2002, versus 360,000 for 2001. The Company believes that Heritage Labs’ growth is the result of aggressive competitive pricing, coupled with offering

Annual Report 2002    13

Hooper Holmes, Inc. and Subsidiaries

insurance companies the convenience of a one-stop shop for their health information needs. Offering combined laboratory and paramedical pricing and services is increasingly more common in this competitive landscape.

The Company’s cost of operations in 2002 totaled $185.8 million compared to $175.3 million for 2001, and as a percentage of revenues, remained relatively flat, decreasing slightly to 71.4% for 2002, from 71.5% for 2001. Cost of operations for the paramedical examination business increased from 71.7% in 2001 to 72.2% in 2002. The increase is the result of additional blood kit costs in 2002 of approximately $0.7 million and a sales tax issue related to the purchase of blood kits of approximately $0.5 million. Both issues were resolved in the latter part of 2002. The above cost increases in the paramedical examination business were offset by lower cost of sales percentages associated with the acquired Medicals Direct Group and D&D Associates companies, completed in the third and fourth quarters of 2002, respectively. Cost of sales associated with Heritage Labs remained relatively unchanged.

Selling, general and administrative (SG&A) expenses totaled $45.9 million for 2002, compared to $45.8 million for 2001, and as a percentage of revenues totaled 17.6% compared to 18.7%, respectively. The decrease, as a percentage of revenues, is due to higher revenues and no dollar increase in SG&A costs in 2002. In addition, amortization of intangible assets was $2.9 million for 2002, compared to amortization of goodwill and intangible assets of $6.9 million for 2001. The decrease is attributable to the adoption of Financial Accounting Standards Board (“FASB”), Statement No. 142 “Goodwill and Other Intangible Assets,” which the Company adopted January 1, 2002. Statement of Financial Accounting Standards (“SFAS”) 142, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. The favorable effect of Statement of Financial Accounting Standards (“SFAS”) 142, was offset by increased SG&A costs primarily in the area of general insurance, corporate legal, employee insurance programs and the SG&A associated with the Medicals Direct Group and D&D Associates acquisitions completed in the latter part of 2002.

During the second quarter of 2002, the Company recorded a 25% write down of the carrying value of its investment in and advances to e-Nable Corporation, which resulted in a pre-tax charge of $1.6 million, or $1.0 million after tax. The adjustment was estimated based on an assessment of the fair value of the investment and was mainly the result of the difficulty e-Nable has had in securing additional financing in the capital markets. During the third quarter of 2002, the Company wrote off the remaining carrying value of its investment in and advances to e-Nable Corporation which resulted in a pre-tax charge of $5.1 million, or $3.1 million after tax. The Company continues to pursue the strategic benefits offered by e-Nable. The adjustment was based on the continuing assessment of the carrying value of the investment, given that e-Nable has been unsuccessful in its attempt to secure additional capital. The Company has no future obligation or intent to fund the operations of e-Nable.

Accordingly, the Company’s operating income decreased 9.3% to $21.9 million for 2002 from $24.1 million for 2001, and as a percentage of revenues, decreased to 8.4% compared to 9.8%, respectively.

Interest expense decreased to $0.1 million for 2002, compared to $0.2 million for 2001 as a result of lower interest rates. Interest income in 2002 consisted of interest earned on invested funds, the average balance of which was $70.8 million in 2002, compared to $72.7 million in 2001. Interest income decreased to $2.3 million in 2002, compared to $3.3 million in 2001 and is due to lower average invested funds and lower interest rates. Other income (expense) for 2002 is primarily the minority interest expense associated with the Company’s investment in Heritage Labs, and for 2001, includes a provision for legal matters of $1.2 million.

The effective tax rate was 39% and 41% in 2002 and 2001, respectively. The rate was lower in 2002 due

14    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

to the elimination of certain non-deductible goodwill amortization as a result of the adoption of SFAS 142.

Net income for 2002 was $14.3 million or $.21 per diluted share versus $15.2 million or $.23 per diluted share for 2001.

Inflation did not have a significant effect on the Company’s operations in 2002.

On June 20, 2002, the Company, and subsequently its three principal competitors, were notified by the California Department of Health Services that they were in violation of the California Business and Professions Code, with respect to the drawing of blood by phlebotomists on a mobile basis. The Company disagreed with the Department’s interpretation of the law, retained legal counsel and is working with the Department to develop a reasonable interpretation of the law and a plan that allows the Company to continue using phlebotomists to draw blood. Several times in 2002, representatives of each of the four major paramedical companies, including Hooper Holmes, Inc., met with the Deputy Chief of the California Department of Health Services (DHS) to discuss the position taken by the DHS relative to the drawing of blood by non-licensed individuals on a mobile basis. The DHS waived certain requirements determined to be not applicable to the paramedical industry and has proposed a type of limited licensure for paramedical companies. The paramedical industry is presently working out the details of such licensure with the DHS and is confident that an agreement on licensure will be reached. The Company continues to service its customers in the State of California without interruption.

In the past, some state agencies have claimed that we improperly classified our examiners as independent contractors for purposes of state unemployment tax laws and that we were therefore liable for taxes in arrears, or for penalties for failure to comply with their interpretation of the laws. We received an adverse determination in the State of California, and as a result, converted our independent contractors to employees. Other similar state claims are also pending. We cannot be assured that we will prevail in these cases, or that we will not be subject to similar claims in other states in the future.

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

The Company’s cost of operations in 2001 totaled $175.3 million compared to $197.3 million for 2000. This reduction is attributable to lower branch operating costs, which were reduced by approximately $3.2 million in 2001 compared to 2000 and is the result of the Company’s efforts to lower its field expenses as revenues declined. As a percentage of revenue, cost of operations improved slightly to 71.5%

Annual Report 2002    15

Hooper Holmes, Inc. and Subsidiaries

for 2001, compared to 71.8% for 2000.

Selling, general and administrative (SG&A) expenses totaled $45.8 million for 2001, compared to $45.0 million for 2000, and as a percentage of revenues totaled 18.7% compared to 16.4%, respectively. The increase, as a percentage of revenues, is due to lower revenue levels in 2001.

Accordingly, the Company’s operating income decreased 26.1% to $24.1 million for 2001 from $32.6 million for 2000, and as a percentage of revenues, decreased to 9.8% compared to 11.9%, respectively.

Interest expense decreased to $0.2 million for 2001, compared to $1.3 million for 2000 as a result of lower borrowings against the Company’s term loan, and lower interest rates. Interest income in 2001 consisted of interest earned on invested funds, the average balance of which was $72.7 million in 2001, compared to $81.7 million in 2000. Interest income decreased to $3.3 million in 2001, compared to $4.3 million in 2000 and is due to lower average invested funds and lower interest rates. Other income (expense) includes a one-time, non-operating provision for legal matters of $1.2 million on a pre-tax basis, or $0.7 million after tax.

The effective tax rate was 41% and 42% in 2001 and 2000, respectively. The decrease is primarily the result of lower state tax rates, and interest earned on tax exempt investments in fiscal 2001.

Net income for 2001 was $15.2 million or $.23 per diluted share versus $21.0 million or $.31 per diluted share for 2000.

Inflation did not have a significant effect on the Company’s operations in 2001.

Liquidity and Financial Resources

The Company’s primary sources of cash are internally generated funds, cash equivalents, marketable securities, and the Company’s credit facility.

For the year ended December 31, 2002, the net cash provided by operating activities was $28.5 million as compared to $33.6 million in 2001. The significant sources were net income of $14.3 million, $5.2 million of depreciation and amortization, a $6.7 million non-cash adjustment related to the write down of the e-Nable investment, and a $2.7 million decrease in accounts receivable partially offset by a decrease in accounts payable and accrued expenses of $1.8 million. The decrease in accounts receivable was due to strong accounts receivable collections in December 2002. Days sales outstanding was 35.7 days at December 31, 2002 (adjusted to include full year pro forma results for the 2002 acquisition of Medicals Direct Group and D&D Associates), compared to 36.5 days at December 31, 2001.

On January 31, 2001, the Company entered into a marketing and equity investment agreement with eNable Corporation (e-Nable), at a total initial cost of $5.0 million. e-Nable Corporation provides Internet-based business processing solutions that allow integration of data sources, underwriting intelligence, distribution channels and insurance products. In August 2001, the Company executed a convertible promissory note agreement with e-Nable to provide additional financing for up to $1.75 million, all of which had been funded by August 2002. The Company has no future obligation or intent to contribute additional funds to e-Nable. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

During the second quarter of 2002, the Company recorded a 25% write down to the carrying value of its

16     Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

investment in and advances to e-Nable Corporation, which resulted in a pre-tax charge of $1.6 million, or $1.0 million after tax. The adjustment was estimated based on an assessment of the fair value of the investment and was mainly the result of the difficulty e-Nable had in securing additional financing in the capital markets. During the third quarter of 2002, the Company wrote off the remaining carrying value of its investment in and advances to e-Nable Corporation, which resulted in a pre-tax charge of $5.1 million, or $3.1 million after tax. The adjustment was based on the continuing assessment of the carrying value of the investment, given that e-Nable has been unsuccessful in its attempt to secure additional capital. The Company has no future obligation or intent to fund the operations of e-Nable.

On May 30, 2000, the Board of Directors authorized the repurchase in any calendar year of up to 2.5 million shares of the Company’s common stock for an aggregate purchase price not to exceed $25 million per year. For the years ended December 31, 2002, 2001 and 2000, the Company purchased 1,346,000, 1,347,000 and 1,785,000 shares at a total cost of $8.6 million, $10.8 million and $17.1 million, respectively.

On October 29, 1999, the Company replaced its previous revolving loan facility and entered into a senior credit facility with three banks that included a $65 million, six-year term loan, and a $35 million, three-year revolving loan. During 2001, the three year revolving loan expiration date was extended for one year to October 31, 2003. The loans bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 1 3/4%, depending on the ratio of our consolidated funded debt, as defined, to our earnings before interest, taxes, depreciation and amortization or “EBITDA” ratio. As of December 31, 2002, interest was payable at an effective interest rate of 2.2% per annum, and the Company had outstanding borrowings against the term loan in the amount of $3 million. There are no additional borrowings available under the original $65 million term loan due to previous borrowings which have been repaid. There are no borrowings against the revolving loan. As of December 31, 2002 and 2001, the majority owned subsidiary of the Company had outstanding obligations under its bank note in the amount of $0.4 million, which was repaid in March 2003.

Our current ratio as of December 31, 2002 was 3.7 to 1, compared to 5.6 to 1 at December 31, 2001. The change in the current ratio is due to reduced cash and marketable securities in 2002, primarily used to fund the acquisitions of D&D Associates and Medicals Direct Group. Also, inflation has not had, nor is it expected to have, a material impact on our consolidated financial results. We have no material commitments for capital expenditures. Quarterly dividends paid in 2002 were $.01 per share, and totaled $2.6 million.

Future payments due under debt and lease obligations as of December 31, 2002 are as follows:

	Credit Facilities	Operating Leases	Total

2003	$172,776	$11,177,805	$11,350,581
2004	1,313,983	7,596,352	8,910,335
2005	1,000,000	2,319,899	3,319,899
2006	1,000,000	528,231	1,528,231
2007	—	295,624	295,624

	$3,486,759	$21,917,911	$25,404,670

Management believes that the combination of current cash, cash equivalents, marketable securities, and available borrowings under our senior credit facility, along with anticipated cash flows from operations, will provide sufficient capital resources to satisfy both our short-term and foreseeable long-term needs.

Annual Report 2002    17

Hooper Holmes, Inc. and Subsidiaries

Critical Accounting Policies

The SEC defines critical accounting policies as those that require application of management’s most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following is not intended to be a comprehensive list of our accounting policies. Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management’s judgement in their application. There are also areas in which management’s judgement in selecting an available alternative would not produce a materially different result.

We have identified the following accounting policies as critical to us:

•	Revenue recognition
•	Accounting for income taxes
•	Valuation of long-lived assets

Revenue recognition — The Company recognizes revenues for paramedical and medical examinations when the examination of the insurance policy applicant is completed. Revenue generated from medical record collection, laboratory testing and other services likewise is recognized when the related service is completed. The Company does not record any deferred revenue. The Company does not enter into any multi-element revenue arrangements.

Accounting for income taxes — As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. If the Company was to establish a valuation allowance or increase this allowance in a period, the Company must include an expense within the tax provision in the consolidated statement of income. Significant management judgement is required in determining our provision for income taxes and our deferred tax assets and liabilities.

Valuation of long-lived assets — We assess the impairment of identifiable intangibles, property, plant and equipment, goodwill and investments whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;
•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
•	significant negative industry or economic trends;
•	significant decline in our stock price for a sustained period; and
•	our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill may

18    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

not be recoverable based upon the existence of one or more of the above indicators of impairment, impairments are recognized when the expected future undiscounted cash flows derived from such assets are less than their carrying value, except for investments. We generally measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. A loss in the value of an investment will be recognized when it is determined that the decline in value is other than temporary. Net identifiable intangible assets, property, plant and equipment and goodwill amounted to $154.2 million as of December 31, 2002.

On January 1, 2002, the Company adopted Financial Accounting Standards Board (“FASB”), Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” As a result, the Company ceased amortizing approximately $82.7 million of goodwill. We had recorded approximately $3.8 million of amortization on these amounts during 2001 and would have recorded approximately $5.1 million in amortization during 2002. In lieu of amortization, we were required to perform an initial impairment review of our goodwill as of January 1, 2002, and an annual impairment review thereafter. We were not required to record an impairment charge upon completion of our initial impairment review which we performed during the first quarter of 2002. We also were not required to record an impairment charge after completing our December 31, 2002 assessment.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies also record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and the Company does not anticipate that the statement will have a material impact on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No.146, ”Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The adoption of SFAS 146 is expected to result in delayed recognition for certain types of costs as compared to the provisions of EITF 94-3. SFAS 146 is effective for new exit or disposal activities that are initiated after December 31, 2002, and does not affect amounts currently reported in the Company’s consolidated financial statements. SFAS 146 will affect the types and timing of costs included in future restructuring programs, if any, but is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.” This Statement amends FASB

Annual Report 2002    19

Hooper Holmes, Inc. and Subsidiaries

Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. The Company expects to continue to account for stock options under APB No. 25. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s investment portfolio. The Company places its investments with high quality issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company does not invest in portfolio equity securities or commodities or use financial derivatives for trading purposes. The Company’s debt security portfolio represents funds held temporarily pending use in our business and operations. The Company mitigates its risk by investing in only high credit quality securities that it believes to be low risk and by positioning its portfolio to respond to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to insure portfolio liquidity.

The table below presents the principal amounts and related weighted average interest rates by year of maturity for our investment portfolio as of December 31, 2002.

(in thousands)	2003	2004	2005	2006	2007	2008 and Thereafter	Total	Estimated Fair Value

Fixed rate investments	$6,296	$10,321	$2,367	$2,470	$150	$500	$22,104	$22,761
Average interest rates	3.77%	4.16%	4.27%	3.73%	6.66%	5.09%	4.05%

The Company is exposed to market risk from changes in interest rates which may adversely affect its financial position, results of operations and cash flows. The Company is exposed to interest rate risk primarily through its borrowing activities, which are described in Note 7 to the Consolidated Financial Statements. The Company’s borrowings are under variable rate instruments. Future payments due under borrowings are $172,776 in 2003, $1,313,983 in 2004, and $1,000,000 in 2005 and 2006, at an average interest rate of 3.7%.

Based on the Company’s market risk sensitive instruments (including investments and variable rate debt) outstanding at December 31, 2002, the Company has determined that there was no material market risk

20    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

exposure to the Company’s consolidated financial position, results of operations or cash flows as of such date.

Forward Looking Statements

Certain written and oral statements made by our Company or with the approval of an authorized executive officer of our Company may constitute “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. These statements generally are not historical in nature and can be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will,” “may,” “should,” “could” and similar expressions. These statements involve risks and uncertainties that could cause actual results to differ materially from our Company’s historical experience and our present expectations or projections. These statements are not guarantees of future performance or results.

The following are some of the factors that could cause our Company’s actual results to differ materially from those described in forward-looking statements:

Trends and other developments affecting the life insurance industry—We currently derive nearly all of our revenues from life insurance companies. The demand for our services is largely dependent on the demand for life insurance policies, policy amounts, the type of health information services requested, general economic conditions, and other factors beyond our control. Any decreases in demand for health information services by life insurance companies could substantially harm our business.

Loss of customers—Our relationships with most insurance company customers are not covered by formal written agreements, and we have exclusive relationships with only a small number of customers. Our ability to retain these customers will depend on our continued ability to serve their needs and distinguish us from our competitors. The loss of one or more customers could materially impact our business.

Changes in the health information services business environment—These include changes in the types of products demanded by insurance companies, competitive product and pricing pressures, including technological advancements by competitors, and our ability to gain or maintain market share notwithstanding the actions of our competitors. Factors such as these could impact our earnings and growth.

Continued growth of alternative distribution channels—Our continued growth will depend in part on increased use of the Internet and other alternative distribution channels by our customers to sell their life insurance products. Rapid growth in the use of these distribution channels may not continue. Reduction or replacement of these channels could limit any growth in the number of applications for life insurance policies, which could substantially harm our business.

Need to enhance and expand our technology and infrastructure—We need to continually adapt to the technological needs of our insurance company customers by enhancing and expanding our technology and network infrastructure to accommodate our customers’ changing needs. Our failure to do so could substantially harm our business.

Loss of key management—Our continued success is materially dependent upon our key management team, including James M. McNamee, our Chairman, President and Chief Executive Officer, none of whom has an employment agreement. If we lose one or more of our executive officers, an inability to successfully recruit and retain additional highly skilled and experienced management, or to successfully train and promote existing personnel to serve in a managerial capacity, could substantially harm our business.

Annual Report 2002    21

Hooper Holmes, Inc. and Subsidiaries

Acquisitions and other strategic investments—Our growth strategy has included acquiring other businesses and making strategic investments. There is no guarantee that these activities will be profitable, or that we will continue growing through these types of activities or otherwise.

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

Other factors not identified could also cause actual results to materially differ from those described in forward-looking statements. Caution should be taken not to place undue reliance on any forward-looking statements made in this report or otherwise since such statements speak only as of the date when made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

22    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2002	2001

Assets
Current assets:
Cash and cash equivalents	$23,298,151	$52,571,616
Marketable securities	22,761,101	31,225,891
Accounts receivable, net	27,809,521	24,939,364
Other current assets	6,823,818	5,676,399

Total current assets	80,692,591	114,413,270

Property, plant and equipment	30,620,147	28,188,908
Less: Accumulated depreciation and amortization	21,924,363	20,355,456

	8,695,784	7,833,452

Goodwill	117,075,544	81,515,202

Intangible assets	28,474,439	11,995,686

Investment in e-Nable Corporation	—	5,218,750
Other assets	1,291,172	994,383

	$236,229,530	$221,970,743

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$172,776	$239,669
Accounts payable	10,436,388	7,479,797
Accrued expenses:
Insurance benefits	484,748	386,093
Salaries, wages and fees	1,816,791	3,368,318
Payroll and other taxes	449,093	289,779
Income taxes payable	2,703,713	4,683,762
Other	5,853,132	3,906,662

Total current liabilities	21,916,641	20,354,080

Long-term debt, less current maturities	3,313,983	3,280,496
Other long-term liabilities	806,195	—
Deferred income taxes	3,483,114	1,741,617
Minority interest	902,650	187,676

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $.04 per share; authorized 240,000,000 shares, issued 67,499,074 in 2002 and 2001	2,699,963	2,699,963
Additional paid-in capital	128,079,363	134,482,010
Accumulated other comprehensive income	160,873	201,589
Retained earnings	96,009,551	84,308,815

	226,949,750	221,692,377
Less: Treasury stock at cost (2,754,151 shares in 2002 and 2,949,459 shares in 2001)	21,142,803	25,285,503

Total stockholders’ equity	205,806,947	196,406,874

	$236,229,530	$221,970,743

See accompanying notes to consolidated financial statements.

Annual Report 2002    23

Hooper Holmes, Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31,
	2002	2001	2000

Revenues	$260,317,046	$245,184,854	$274,973,666
Cost of operations	185,760,136	175,281,461	197,347,143

Gross profit	74,556,910	69,903,393	77,626,523
Selling, general and administrative expenses	45,935,249	45,792,053	44,993,468
Loss on investment	6,750,000	—	—

Operating income	21,871,661	24,111,340	32,633,055

Other income (expense):
Interest expense	(112,841)	(204,109)	(1,290,973)
Interest income	2,308,971	3,289,982	4,259,390
Other (expense) income, net	(619,553)	(1,273,308)	532,379

	1,576,577	1,812,565	3,500,796

Income before income taxes	23,448,238	25,923,905	36,133,851

Income taxes	9,155,695	10,677,000	15,170,000

Net income	$14,292,543	$15,246,905	$20,963,851

Earnings per share:
Basic	$.22	$.24	$.32
Diluted	$.21	$.23	$.31

Weighted average shares — basic	64,868,163	64,895,764	64,830,697
Weighted average shares — diluted	67,229,119	67,618,151	68,377,742

Per share and share amounts are adjusted to reflect a two for one stock split effective April 12, 2000.

See accompanying notes to consolidated financial statements.

24    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-in Capital	Accumulated Other Com- prehensive Income	Retained Earnings	Treasury Stock	Total
	Number of Shares	Amount

Balance, December 31, 1999	58,391,052	$2,335,642	$36,357,092	$ —	$51,971,602	$(972,640)	$89,691,696

Net income					20,963,851		20,963,851
Cash dividends ($.030 per share)					(1,925,458)		(1,925,458)
Net proceeds from the sale of common stock	7,350,000	294,000	86,534,696				86,828,696
Issuance of stock award	10,000	400	153,350				153,750
Exercise of stock options	1,589,000	63,560	3,637,884				3,701,444
Exercised stock option tax benefit			8,060,000				8,060,000
Issuance of shares for employee stock purchase plan	114,122	4,565	676,173				680,738
Purchase of treasury stock						(17,078,096)	(17,078,096)

Balance, December 31, 2000	67,454,174	2,698,167	135,419,195	—	71,009,995	(18,050,736)	191,076,621

Net income					15,246,905		15,246,905
Cash dividends ($.030 per share)					(1,948,085)		(1,948,085)
Unrealized gains on marketable securities, net of tax				201,589			201,589
Issuance of stock award			5,689			46,311	52,000
Exercise of stock options	44,900	1,796	(2,118,974)			3,060,551	943,373
Exercised stock option tax benefit			1,131,249				1,131,249
Issuance of shares for acquisitions			44,851			455,150	500,001
Purchase of treasury stock						(10,796,779)	(10,796,779)

Balance, December 31, 2001	67,499,074	2,699,963	134,482,010	201,589	84,308,815	(25,285,503)	196,406,874

Net income					14,292,543		14,292,543
Cash dividends ($.040 per share)					(2,591,807)		(2,591,807)
Unrealized gains (loss) on marketable securities, net of tax				(74,543)			(74,543)
Foreign currency translation				33,827			33,827
Exercise of stock options			(9,515,005)			12,074,862	2,559,857
Exercised stock option tax benefit			3,183,000				3,183,000
Issuance of shares for employee stock purchase plan			(70,642)			622,463	551,821
Purchase of treasury stock						(8,554,625)	(8,554,625)

Balance, December 31, 2002	67,499,074	$2,699,963	$128,079,363	$160,873	$96,009,551	$(21,142,803)	$205,806,947

Per share amounts are adjusted to reflect a two for one stock split effective April 12, 2000.

See accompanying notes to consolidated financial statements.

Annual Report 2002    25

Hooper Holmes, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31,
	2002	2001	2000

Cash flows from operating activities:
Net income	$14,292,543	$15,246,905	$20,963,851
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,213,731	9,288,418	9,003,473
Loss on investment	6,750,000
Provision for bad debt expense	175,000	233,499	—
Deferred tax expense (benefit)	1,219,000	(720,000)	918,587
Net realized loss (gain) on sale of marketable securities	188,227	(228,989)	(168,049)
Issuance of stock awards	—	52,000	153,750
Loss on sale of fixed assets	112,737	41,613	50,873
Change in assets and liabilities, net of effect from acquisitions of businesses:
Accounts receivable	2,677,633	3,697,761	8,307,328
Other assets	(1,039,922)	(1,380,324)	(1,874,676)
Accounts payable and accrued expenses	(1,762,723)	7,327,823	(3,912,756)

Net cash provided by operating activities	27,826,226	33,558,706	33,442,381

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(53,465,496)	(7,282,389)	(8,728,550)
Purchases of marketable securities	(33,749,818)	(30,049,331)	(79,507,324)
Redemptions of marketable securities	41,951,838	28,442,327	50,319,015
Investment in e-Nable Corporation	(1,531,250)	(5,218,750)	—
Capital expenditures, net of disposals	(2,141,267)	(885,961)	(1,357,525)

Net cash used in investing activities	(48,935,993)	(14,994,104)	(39,274,384)

Cash flows from financing activities:
Issuance of long-term debt	—	250,000	100,000
Principal payments on long-term debt	(119,889)	(121,966)	(62,157,869)
Proceeds from issuance of common stock	—	—	86,828,696
Proceeds from employee stock purchase plan	551,821	—	680,738
Proceeds related to the exercise of stock options	2,559,857	943,373	3,701,444
Treasury stock acquired	(8,554,625)	(10,796,779)	(17,078,096)
Dividends paid	(2,591,807)	(1,948,085)	(1,925,458)

Net cash (used in) provided by financing activities	(8,154,643)	(11,673,457)	10,149,455

Effect of exchange rate changes on cash	(9,055)	—	—

Net (decrease) increase in cash and cash equivalents	(29,273,465)	6,891,145	4,317,452
Cash and cash equivalents at beginning of year	52,571,616	45,680,471	41,363,019

Cash and cash equivalents at end of year	$23,298,151	$52,571,616	$45,680,471

Supplemental disclosure of non-cash investing activity:
Change in net unrealized gain on marketable securities available for sale	$17,800	$201,589	$—
Common stock issued for business acquisitions	$—	$500,001	$—
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$286,139	$213,310	$2,065,297
Income taxes	$7,418,690	$7,925,370	$9,883,975

See accompanying notes to consolidated financial statements.

26     Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Hooper Holmes, Inc. and its majority owned subsidiaries (the “Company”). The Company’s investment in e-Nable Corporation, which was written off in 2002, was accounted for by the cost method based on the percentage of common ownership being less than 20% and the Company’s inability to exercise significant influence (see Note 6). All significant intercompany balances and transactions are eliminated in consolidation.

Description of the Business

The Company provides health information services to the life and health insurance industry. The Company’s network of experienced medical professionals conduct physical examinations, laboratory testing, personal health interviews, and independent medical examinations primarily for the life and health and automobile insurance industries. Information gathered in these activities is used by insurance underwriters and claims managers to assess risks and make informed decisions. The Company is subject to certain risks and uncertainties as a result of changes that could occur in the life and health insurance industry’s underwriting requirements and standards, in the automobile insurance industry, and in the Company’s customer base.

Foreign Currency

The financial statements of the foreign subsidiary are translated into United States dollars at current year-end rates, except that the revenues, costs and expenses are translated at average monthly rates during each monthly period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of accumulated other comprehensive income. Any foreign currency gains or losses related to transactions are charged to other (income) expense, net.

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

Marketable Securities

At December 31, 2002 and 2001, marketable securities consist of U.S. Treasury, mortgage-backed, asset-backed and corporate debt securities and bank certificates of deposit. The Company classifies all of its marketable security investments as available-for-sale. Available-for-sale securities are recorded at fair value and dividend and interest income are recognized when earned. Unrealized holding gains and losses, net of the related tax

Annual Report 2002    27

Hooper Holmes, Inc. and Subsidiaries

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

Impairment of Long Lived Assets

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

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Goodwill and Other Acquisition Intangibles

Goodwill represents the excess of acquisition costs over the fair value of net assets of acquired businesses. The Company adopted the provisions of SFAS 142 as of January 1, 2002. Goodwill is not amortized but is reviewed for impairment at least annually and written down only in the periods in which it is determined that the recorded value is greater than the fair value in accordance with the provisions of SFAS 142. For the purposes of performing this impairment test, up until the D&D acquisition on October 31, 2002 (See Note 2), the Company’s one business segment was its reporting unit. The fair value of that reporting unit is compared to its recorded value. If recorded values are less than the fair values, no impairment is indicated. Beginning January 1, 2003, D&D Associates will be a separate business segment and therefore, a separate reporting unit for purposes of future impairment testing. Intangible assets with determinable useful

28    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

lives are amortized over their respective estimated useful lives and reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible assets acquired in business combinations completed before June 30, 2001, had been amortized through December 31, 2001, in accordance with generally accepted accounting principles prior to the issuance of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).

Comprehensive Income

The Company follows SFAS No. 130, “Reporting Comprehensive Income,” which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income, unrealized gains (losses) on marketable securities and foreign currency translation. Total comprehensive income for the years ended December 31, 2002, 2001 and 2000, totaled $14,251,827, $15,448,494 and $20,793,257, respectively. Accumulated other comprehensive income as reported in the accompanying balance sheet, consists of $33,827 of foreign currency translation adjustments and $127,046 of unrealized gains (net of tax of $92,343) at December 31, 2002.

Earnings Per Common Share

“Basic” earnings per common share equals net income divided by the weighted average common shares outstanding during the period. “Diluted” earnings per common share equals net income divided by the sum of the weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents (2,360,956, 2,722,387 and 3,547,045 for 2002, 2001 and 2000, respectively) are shares assumed to be issued if outstanding stock options were exercised. All appropriate share and per share period amounts have been restated for the April 12, 2000 stock split (see note 11, “Capital Stock”).

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

No provision has been made for federal income or withholding taxes which may be payable on the remittance of the undistributed retained earnings of foreign subsidiaries. These earnings have been reinvested to meet future operating requirements and the Company intends to continue such policy for the foreseeable future.

Annual Report 2002    29

Hooper Holmes, Inc. and Subsidiaries

Concentration of Credit Risk

The Company’s accounts receivable are due primarily from insurance companies. No one customer accounts for more than 10% of revenues.

Fair Value of Financial Instruments

The carrying value for all financial instruments, except marketable securities and long-term debt, at December 31, 2002 and 2001, approximates fair value due to the short maturity of these instruments. The fair value of marketable securities is determined using quoted market prices for these securities. For long-term debt, the carrying value approximates fair value due to the interest rate being reset in December 2002.

Stock-Based Compensation

At December 31, 2002, the Company has stock-based employee compensation plans, which are described more fully in Note 12. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based compensation cost is reflected in net income for stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to stock-based employee compensation:

(thousands of dollars, except per share data)	2002	2001	2000

Net earnings, as reported	$14,293	$15,247	$20,964
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,376	2,785	3,091

Pro forma net earnings	$10,917	$12,462	$17,873

Earnings per share:
Basic, as reported	$.22	$.24	$.32
Basic, pro forma	.17	.19	.28
Diluted, as reported	$.21	$.23	$.31
Diluted, pro forma	.16	.18	.26

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000

Expected life (years)	8.3	9.3	9.6
Expected volatility	48.04%	44.78%	43.78%
Expected dividend yield	.57%	.37%	.26%
Risk-free interest rate	1.75%	3.25%	5.75%
Weighted average fair value of options granted during the year	$3.28	$4.50	$4.36

30    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Advertising

Costs related to space in publications are expensed the first time the advertising occurs. Advertising expense was approximately $306,000, $299,000 and $289,000 in 2002, 2001 and 2000, respectively.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies also record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and the Company does not anticipate that the statement will have a material impact on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The adoption of SFAS 146 is expected to result in delayed recognition for certain types of costs as compared to the provisions of EITF 94-3. SFAS 146 is effective for new exit or disposal activities that are initiated after December 31, 2002, and does not affect amounts currently reported in the Company’s consolidated financial statements. SFAS 146 will affect the types and timing of costs included in future restructuring programs, if any.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.” This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. The Company expects to continue to account for stock options under APB No. 25. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of

Annual Report 2002    31

Hooper Holmes, Inc. and Subsidiaries

FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

Note 2 — Acquisitions and Dispositions

On August 15, 2002, the Company acquired all of the outstanding common shares of Medicals Direct Group, located in the United Kingdom. Medicals Direct Group provides paramedical examinations and underwriting services to the life insurance industry, medical services through company operated clinics and medical reports to the legal profession. This acquisition affords the Company the opportunity to enter the U.K. insurance market and to leverage Medicals Direct to expand into insurance markets throughout Europe. The purchase price paid at closing was approximately $7.5 million plus estimated acquisition related costs of approximately $.6 million. In accordance with the purchase agreement, the Company will make an additional payment to certain Medicals Direct Group shareholders during the first quarter of 2004 for approximately $.7 million, and another performance contingency payment, if certain conditions are met, during the second quarter of 2004, for approximately $.8 million. The Company has accrued, in Accrued Expenses “Other”, with a charge to goodwill, these payments at December 31, 2002, as the contingent payments were deemed to be probable of being paid. The Company has recorded goodwill in the amount of $9.6 million and identifiable intangible assets in the amount of $1.0 million. Identifiable intangible assets consist of Customer Base of $.8 million and Tradename of $.2 million with weighted average useful lives of 9 and 10 years, respectively. The goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, which the Company adopted on January 1, 2002, goodwill is no longer amortized.

On October 31, 2002, the Company acquired all of the issued and outstanding common stock of “684” Associates, Ltd., doing business as D&D Associates. D&D is a New York based independent medical examinations (IME) company which provides case management services primarily to property and casualty insurance companies in the New York City metropolitan area. This acquisition has allowed the Company to enter the IME market and is consistent with the Company’s strategy of acquiring businesses in growth areas that complement our core health information business. The purchase price was $38 million plus estimated acquisition related costs of approximately $1.0 million, and was funded from the Company’s existing cash. Additionally, if certain performance criteria are met as outlined in the Stock Purchase Agreement, the Company may be required to pay an additional $1 to $3 million, payable by December 31, 2003. These potential costs are not accrued at December 31, 2002 as payment is not yet probable. If payments are made in the future, they will be recorded as additional goodwill. As a result of an independent third party valuation, the Company has recorded goodwill in the amount

32    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

of $18.6 million, and intangible assets in the amount of $18.2 million. The Goodwill is expected to be deductible for tax purposes. Identifiable intangible assets are comprised of Customer Relationships $15.0 million, Tradename $2.0 million, Physicians Network $.4 million, and a Non-Competition agreement valued at $.8 million and are being amortized over their useful lives of 15 years, 20 years, 10 years and 5 years, respectively. In accordance with SFAS 142, which the Company adopted on January 1, 2002, goodwill is no longer amortized. Revenues and operating income recorded by the Company since the closing of the acquisition totaled $5.1 million and $1.1 million, respectively.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisitions:

(in thousands)	Medicals Direct Group As of August 15, 2002	D&D Associates As of October 31, 2002

Cash	$ 952	$ 657
Accounts receivable	2,479	3,244
Other assets	346	87
Property, plant and equipment	590	451
Intangible assets	950	18,220
Goodwill	9,622	18,626

Total assets acquired	$14,939	$41,285

Current liabilities	$ 3,632	$ 2,265
Deferred taxes	379	—
Long term debt	87	—
Other long term liabilities	1,234	—

Total liabilities acquired	$ 5,332	$ 2,265

Net assets acquired	$ 9,607	$39,020

The acquisitions discussed above have been accounted for using the purchase method of accounting and the purchase price of the acquisitions has been assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations from the respective dates of purchase. The following unaudited pro forma information has been prepared as if the acquisitions of Medicals Direct Group and D&D Associates had occurred on January 1, 2001. The unaudited pro forma financial information does not purport to represent our consolidated results of operations or financial position that would have been achieved had the transactions to which pro forma effect is given been consummated as of the dates or for the periods indicated.

(in thousands, except per share data)	2002	2001

Revenues	$292,323	$274,921
Net income	16,481	15,833
Earnings per share – Basic	$.25	$.24
Earnings per share – Diluted	$.25	$.23

During 2002, the Company acquired specific assets and liabilities of ten health information services companies. The aggregate purchase price of these acquisitions was

Annual Report 2002    33

Hooper Holmes, Inc. and Subsidiaries

approximately $7.5 million plus acquisition related costs of approximately $.1 million, and has resulted in total costs in excess of net assets acquired of $6.5 million, identifiable intangible assets of $.5 million, and non-competition agreements of approximately $.6 million. Identifiable intangible assets and the non-competition agreements are being amortized on a straight line basis over a period of 3 to 9 years. In accordance with SFAS No. 142, which the Company adopted on January 1, 2002, goodwill is no longer amortized. The 2002 health information acquisitions do not require pro forma information, as the results of operations of the businesses acquired were not material.

During 2001, the Company acquired specific assets and liabilities of twelve health information services companies. The aggregate purchase price of these acquisitions was approximately $6.8 million and has resulted in total costs in excess of net assets acquired of approximately $6.0 million. Of the $6.0 million costs in excess of net assets acquired, $4.3 million related to acquisitions prior to June 30, 2001, which is the date the Company adopted FASB Statement No. 141, “Business Combinations,” and are being amortized on a straight line basis over a period of 10 to 25 years. The costs in excess of net assets acquired for acquisitions subsequent to June 30, 2001, were not amortized. Additionally, non-competition agreements were entered into in the aggregate amount of approximately $0.8 million and are being amortized on a straight line basis over 3 to 5 years.

During 2000, the Company acquired specific assets and liabilities of eight health information services companies. The aggregate purchase price of these acquisitions was approximately $10.5 million and has resulted in total costs in excess of net assets acquired of approximately $9.5 million. This amount is being amortized on a straight line basis over a period of 10 to 25 years. Additionally, non-competition agreements were entered into in the aggregate amount of approximately $0.6 million and are being amortized on a straight line basis over 5 years. In accordance with an acquisition agreement, the Company paid an additional $0.4 million as a result of the acquired entity achieving targeted operational results.

34    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Note 3 — Marketable Securities

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale securities by major security type at December 31, 2002 and 2001, were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value

At December 31, 2002
Bank certificates of deposit	$590,000	$ 0	$ 0	$590,000
Government agencies	3,295,847	12,082	0	3,307,929
Government bonds and notes	5,080,240	35,244	0	5,115,484
Corporate debt securities	13,575,625	173,021	(958)	13,747,688

	$22,541,712	$220,347	$ (958)	$22,761,101

At December 31, 2001
Bank certificates of deposit	$0	$ 0	$ 0	$0
Government agencies	1,915,840	6,001	0	1,921,841
Government bonds and notes	2,149,010	8,390	(2,048)	2,155,352
Corporate debt securities	26,959,452	194,617	(5,371)	27,148,698

	$31,024,302	$209,008	$(7,419)	$31,225,891

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2002 (maturities of mortgage-backed securities and collateralized mortgage obligations have been presented based upon estimated cash flows, assuming no change in the current interest rate environment):

	Amortized Cost	Fair Value

Due within one year	$ 6,374,630	$ 6,396,222
Due after one year through five years	15,650,222	15,839,279
Due after five years through ten years	516,861	525,600

	$22,541,713	$22,761,101

Proceeds from the sale of investment securities available for sale were $41,951,838 and $28,442,327 in 2002 and 2001, respectively, gross realized gains included in income in 2002 and 2001 were $230,172 and $230,735, respectively, and gross realized losses included in income in 2002 and 2001 were $41,945 and $1,746, respectively.

Note 4 — Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts in the amount of $1,020,569, and $933,961 in 2002 and 2001, respectively.

Annual Report 2002    35

Hooper Holmes, Inc. and Subsidiaries

Note 5 — Property, Plant and Equipment

Property, plant and equipment, at cost, consists of the following:

	December 31, 2002	December 31, 2001	Estimated Useful Life In Years

Land and improvements	$ 627,672	$ 618,972	10 - 20

Building and improvements	5,546,082	5,062,042	10 - 45

Furniture, fixtures and equipment	24,446,393	22,507,894	3 - 10

	$30,620,147	$28,188,908

Note 6 — Investment

On January 31, 2001, the Company entered into a marketing and equity investment agreement with e-Nable Corporation (e-Nable), at a total original cost of $5.0 million. e-Nable Corporation provides Internet-based business processing solutions that allow integration of data sources, underwriting intelligence, distribution channels and insurance products. In August 2001, the Company executed a convertible promissory note agreement with e-Nable Corporation, to provide additional financing for up to $1.75 million of which $0.2 million was outstanding as of December 31, 2001. The Company has no future commitment to contribute additional funds to e-Nable Corporation other than the additional financing referred to above. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

During the second quarter of 2002, the Company recorded a 25% write down of the carrying value of its investment in and advances to e-Nable Corporation, which resulted in a pre-tax charge of $1.6 million, or $1.0 million after tax. The adjustment was estimated based on an assessment of the fair value of the investment and was primarily the result of the difficulty e-Nable was having in securing additional financing in the capital markets. During the third quarter of 2002, the Company wrote off the entire remaining carrying value of its investment in and advances to e-Nable Corporation, which resulted in a pre-tax charge of $5.1 million, or $3.1 million after tax. The adjustment was based on the Company’s conclusion that the decrease in the fair value of the investment was other than temporary, given that e-Nable has been unsuccessful in its attempt to secure additional capital. The Company has no future obligation or intent to fund the operations of e-Nable.

Note 7 — Long Term Debt

On October 29, 1999, the Company entered into a $100 million Amended and Restated Revolving Credit and Term Loan Agreement with three banks. This senior credit facility consists of a $65 million, six-year term loan, and a $35 million, three-year revolving loan. During 2001, the three year revolving loan expiration date was extended for one year to October 31, 2003. The $65 million term loan was used in connection with the purchase of the assets of PSA. There are no additional borrowings available under the original $65 million term loan due to previous borrowings which have been repaid. There are no borrowings against the revolving loan. As of December 31, 2002, $3.0 million is outstanding against the term loan. The Company has not borrowed under the $35 million revolving loan.

36    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Both the term loan and the revolving loan bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 1 3/4%, depending on the ratio of our consolidated funded debt, as defined, to earnings before interest, taxes, depreciation and amortization, or “EBITDA.” As of December 31, 2002, interest was payable at an effective annual interest rate of 2.20%. Either loan can be prepaid without penalty at any time. Also, commitment fees of up to 1/4% of the unused revolving loan are charged, and the agreement contains certain financial covenants related to dividends, fixed charge coverage and funded debt to “EBITDA” ratio.

As of December 31, 2002 and 2001, Heritage Labs, a majority owned subsidiary of the Company, had outstanding obligations under its bank note in the amount of $0.4 million, which was repaid in March 2003. The interest rate at December 31, 2002 and 2001 was 5.25% and 5.75%, respectively.

Note 8 — Commitments and Contingencies

The Company leases branch field offices under a number of operating leases which expire in various years through 2007. These leases generally contain renewal options and require the Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment. These leases also expire in various years through 2007. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2002:

Year Ending December 31,

2003	$11,177,805
2004	7,596,352
2005	2,319,899
2006	528,231
2007	295,624

Total minimum lease payments	$21,917,911

Rental expense under operating leases aggregated $13,786,642, $12,739,549 and $12,429,976 in 2002, 2001 and 2000, respectively.

The Company has employment retention contracts with certain executive officers of the Company for a two year period from the date a change in control occurs as further defined in the contracts.

On June 20, 2002, the Company, and subsequently its three principal competitors, were notified by the California Department of Health Services that they were in violation of the California Business and Professions Code, with respect to the drawing of blood by phlebotomists on a mobile basis. The Company disagreed with the Department’s interpretation of the law, retained legal counsel and is working with the Department to develop a reasonable interpretation of the law and a plan that will allow the Company to continue using phlebotomists to draw blood. On October 15, 2002, representatives of

Annual Report 2002    37

Hooper Holmes, Inc. and Subsidiaries

each of the four major paramedical companies, including Hooper Holmes, Inc., met with the Deputy Chief of the California Department of Health Services (DHS) to discuss the position taken by the DHS relative to the drawing of blood by non-licensed individuals on a mobile basis. The DHS waived certain requirements determined to be not applicable to the paramedical industry and has proposed a type of limited licensure for paramedical companies. The paramedical industry is presently working out the details of such licensure with the DHS and is confident that an agreement on licensure will be reached. The Company continues to service its customers in the State of California without interruption.

In the past, some state agencies have claimed that we improperly classified our examiners as independent contractors for purposes of state unemployment tax laws and that we were therefore liable for taxes in arrears, or for penalties for failure to comply with their interpretation of the laws. We received an adverse determination in the state of California, and as a result, converted our independent contractors to employees. Other similar state claims are also pending. We cannot be assured that we will prevail in these cases, or that we will not be subject to similar claims in other states in the future.

Note 9 — Litigation

The Company is party to a number of legal actions arising in the ordinary course of its business. In the opinion of management, the Company has substantial legal defenses and/or insurance coverage with respect to all of its other pending legal actions; accordingly, none of these actions is expected to have a material adverse effect on the Company’s liquidity, its results of operations or its consolidated financial position.

Note 10 — Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets.” Under the new rules, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 “Business Combinations”, for recognition separate from goodwill. Effective January 1, 2002, the date the Company adopted SFAS 142, the Company reclassified $.8 million of previously recorded value related to acquired work-force into goodwill and ceased amortizing this amount. The Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful lives, the Company was required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment was measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. The results of this analysis did not require the Company to recognize an impairment loss. The Company also completed its annual impairment test as of December 31, 2002 and did not have any impairment loss.

38    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

The following proforma information reconciles reported net income for the year ended December 31, 2002, 2001 and 2000 to adjusted net income, reflecting the impact of SFAS 142.

	Year ended
(in thousands except for earnings per share)	December 31, 2002	December 31, 2001	December 31, 2000

Net income	$14,293	$15,247	$20,964
Addback: Goodwill and related intangible amortization, net of tax	—	2,254	1,881

Adjusted net income	$14,293	$17,501	$22,845

Basic earnings per share:
Net income	$ .22	$ .24	$ .32
Goodwill amortization	—	.03	.03

Adjusted net income	$ .22	$ .27	$ .35

Diluted earnings per share
Net income	$ .21	$ .23	$ .31
Goodwill amortization	—	.03	.03

Adjusted net income	$ .21	$ .26	$ .34

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

Balance as of December 31, 2001	$ 81,515,202

Acquisition goodwill	34,725,836
Foreign currency translation adjustment	31,909
Effect of adoption of SFAS No. 142 – workforce	802,597

Balance as of December 31, 2002	$117,075,544

The aggregate intangible amortization expense for the years ended December 31, 2002, 2001 and 2000 was approximately $2,944,000, $3,102,000 and $3,273,000, respectively. The estimated acquired intangible amortization expense for the fiscal years ending December 31, 2003 to December 31, 2007 is $3,932,000, $3,731,000, $3,127,000, $2,801,000 and $2,070,000, respectively.

During 2002, the Company completed several acquisitions which have resulted in the addition of $34.7 million of goodwill and $20.2 million of identifiable intangible assets to the consolidated financial statements. Intangible assets acquired consist of Customer Base of $16.3 million, Tradenames of $2.1 million, Non-Competition agreements of $1.4 million, and Physician Network of $.4 million. Amortization expense related to the acquired intangible assets for the year ended December 31, 2002 was approximately $.3 million.

Annual Report 2002    39

Hooper Holmes, Inc. and Subsidiaries

All intangible assets are being amortized over their estimated useful lives, as indicated below. Intangible assets consist of:

(in thousands)	Weighted Average Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Balance

At December 31, 2002
Non-Competition agreements	4.9	$8,405	$(5,327)	$3,078
Referral base	13.4	25,594	(4,784)	20,810
Contractor network	7.3	6,120	(3,955)	2,165
Trademarks and tradenames	19.0	2,559	(138)	2,421

		$42,678	$(14,204)	$28,474

At December 31, 2001
Non-Competition agreements	4.9	$7,040	$(4,313)	$2,727
Referral base	10.0	9,296	(3,616)	5,680
Contractor network	7.0	5,708	(3,241)	2,467
Assembled workforce	6.0	3,576	(2,773)	803
Trademarks and tradenames	15.0	409	(90)	319

		$26,029	$(14,033)	$11,996

Note 11 — Income Taxes

Income tax expense is comprised of the following:

(in thousands)	2002	2001	2000

Federal:
Current	$6,530	$ 9,303	$11,554
Deferred	991	(545)	724

State and local:
Current	1,407	2,094	2,697
Deferred	228	(175)	195

	$9,156	$10,677	$15,170

The following reconciles the “statutory” federal income tax rates to the effective income tax rates:

	2002	2001	2000

Computed “expected” tax expense	35%	35%	35%

Increase (reduction) in tax expense resulting from:
State tax, net of federal benefit	6	7	8
Non-tax deductible amortization of goodwill	—	2	1
Other	(2)	(3)	(2)

Effective income tax rate	39%	41%	42%

40    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

(in thousands)	2002	2001

Deferred tax assets:
Discontinued operation accruals	$ 24	$ 25
Receivable allowance	496	396
Intangible assets	221	221
Insurance benefits	193	153
Litigation reserve	—	466
Other	697	204

	1,631	1,465

Deferred tax liabilities:
Accumulated depreciation	(263)	(453)
Acquisition bases adjustment, primarily intangibles	(3,374)	(1,362)
Other	(118)	(209)

	(3,755)	(2,024)

Net deferred tax liability	$(2,124)	$ (559)

Deferred tax assets (liabilities) are presented in the consolidated balance sheets at December 31, 2002 as follows: other current assets $1,359,000 and deferred income taxes (noncurrent liability) $(3,483,000) and at December 31, 2001, other current assets $1,183,000 and deferred income taxes (noncurrent liability) $(1,742,000).

No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income. The amount of the valuation allowance could change in the near term if estimates of taxable income change.

The principal components of the deferred tax provision in 2002 and 2001 include differences between financial and tax reporting for depreciation and amortization.

Note 12 — Capital Stock

Stock Split and Authorized Shares — Effective January 8, 1999 and April 12, 2000, the Company declared two for one stock splits in the form of 100% stock dividends to all stockholders, which were distributed on January 29, 1999 and April 26, 2000, respectively. The stock splits resulted in additional shares of 14,189,982 shares and 33,160,626 shares of common stock, respectively, of which, 52,166 and 104,332 shares, respectively, were shares of treasury stock. All share and per share amounts have been retroactively restated for these events.

Stock Offering  — The Company completed a secondary common stock offering of 7,350,000 shares on February 29, 2000. The offering price was $12.563 and provided approximately $87 million in net proceeds to the Company.

Annual Report 2002    41

Hooper Holmes, Inc. and Subsidiaries

Stock Repurchase Program — On May 30, 2000, the Board of Directors authorized the repurchase in any calendar year of up to 2.5 million shares of the Company’s common stock for an aggregate purchase price not to exceed $25 million per year. For the years ended December 31, 2002, 2001 and 2000, the Company purchased 1,346,000, 1,347,000 and 1,785,000 shares at a total cost of $8.6 million, $10.8 million and $17.1 million, respectively.

Rights Agreement — On May 23, 2000, the Board of Directors adopted a Rights Agreement to replace the Rights Agreement which expired on June 16, 2000. The Board declared a dividend of one Common Share Purchase Right (a “Right”) for each outstanding share of Common Stock distributable on June 30, 2000.

The Rights Agreement was not adopted in response to any known effort to acquire control of the Company. Rather, the Rights Agreement was adopted in an effort to ensure that all of the Company’s shareholders are treated fairly in the event an attempt is made to take over the Company without paying all shareholders a full and fair price for all of their shares of Common Stock.

Until a person or group acquires 20% or more of the Company’s Common Stock or announces a tender or exchange offer to acquire 30% or more of the Company’s Common Stock (other than a Permitted Offer), the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed. If (i) any person or group acquires 20% or more of the Company’s Common Stock (other than by a tender offer for all shares which the Company’s Board of Directors determines to be in the best interests of the Company and its shareholders, or by an inadvertent acquisition after which such person or group promptly divests a sufficient number of shares so that such person’s ownership is less than 20%) or (ii) the Company is involved in a merger or other business combination or sells more than 50% of its assets or earning power, each Right (other than Rights beneficially owned by 20% or more shareholders or certain transferees thereof, which Rights become void) will entitle the holder, upon payment of the exercise price of $110 (as adjusted), to buy a number of shares of Common Stock of the Company or of the acquiring company having a market value of twice the exercise price. If any person or group acquires between 20% and 50% of the Company’s Common Stock, the Company’s Board of Directors may, at its option, exchange each Right for a share of Company Common Stock.

The Rights Agreement will expire on June 15, 2010. In addition, the Rights may be redeemed for $0.01 per Right on or prior to the tenth day after any person or group acquires 20% or more of the Company’s Common Stock, thus clearing the way for an acquisition which the Board believes to be in the best interests of the Company and its shareholders.

Stock Purchase Plan — In 1993, the shareholders approved the 1993 Employee Stock Purchase Plan which provided for granting of purchase rights to all full-time employees, as defined, of up to 2,000,000 shares of Company stock. The plan provided for the purchase of shares on the date one year from the grant date. During the year after the grant date, up to 10% of an employee’s compensation was withheld for their purchase.

42    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Employees can cancel their purchases any time during the year, without penalty. The purchase price was 95% of the closing common stock price on the grant date. In April 1999 and April 2000, the Company distributed 161,808 and 136,124 shares, respectively, under the April 1998 and April 1999 grants, and the aggregate purchase price was $324,248 and $551,718, respectively. In April 2000, the Company made a grant of approximately 127,488 shares, and the aggregate purchase price was approximately $1,279,342; however, the 2000 plan offering terminated, in accordance with the plan’s automatic termination provision. In April 2002, the Company distributed 72,608 shares under the April 2001 grant at an aggregate purchase price of $551,821. Also in April 2002, the Company made a grant of approximately 66,237 shares, and the aggregate purchase price was approximately $550,429.

Stock Awards — The Company’s Chairman and President is entitled to receive stock awards based on the attainment of performance goals established for any given year. In the years ended December 31, 2002, 2001 and 2000, awards of 0 shares, 5,000 shares and 10,000 shares, respectively, have been granted.

Stock Option Plans — The Company’s stockholders approved stock option plans totaling 4,000,000 shares in 1994 and 1992, 2,400,000 shares in 1997, 2,000,000 shares in 1999 and 3,000,000 shares in 2002, which provide that options may be granted to management. Options are granted at fair value on the dates of the grants and are exercisable as follows: 25% after two years and 25% on each of three anniversary dates thereafter, and terminate after 10 years.

In May 1997, the Company’s stockholders approved the 1997 Director Stock Option Plan for 1,200,000 shares, which provides 200,000 options to non-employee Directors. The options were granted at fair value on the date of the grant, and are exercisable in five equal annual installments beginning on the first anniversary of the date of the grant. The Company currently has six non-employee directors.

Also in May 1997, the Company’s stockholders approved the CEO Stock Option Agreement, which provides options to the Chief Executive Officer to acquire 800,000 shares, at an exercise price equal to the fair value at the date of grant. The options vest 160,000 shares annually for five years. Any unvested options became immediately exercisable in 1999, because the two performance related conditions were met: (a) the Company’s earnings per share were at least $.18 for the year ended December 31, 1998, and (b) the Company’s closing stock price was at least $3.75 per share for any consecutive 30 day period during the six months ended June 30, 1999.

Annual Report 2002    43

Hooper Holmes, Inc. and Subsidiaries

The following table summarizes stock option activity:

	Under Option
	Shares Available for Grant	Shares	Weighted Average Exercise Price Per Share

Balance, December 31, 1999	2,614,708	9,740,700	$3.77
Granted	(501,500)	501,500	7.13
Exercised	—	(1,589,000)	2.33
Cancelled	106,000	(106,000)	8.75

Balance, December 31, 2000	2,219,208	8,547,200	$4.17
Granted	(1,712,500)	1,712,500	8.15
Exercised	—	(381,600)	2.47
Cancelled	132,300	(132,300)	9.76

Balance, December 31, 2001	639,008	9,745,800	$4.86
Authorized	3,000,000	—	—
Granted	(1,133,600)	1,133,600	6.13
Exercised	—	(1,469,100)	1.74
Cancelled	126,950	(126,950)	7.39

Balance, December 31, 2002	2,632,358	9,283,350	$6.18

The weighted average fair value per stock option granted was $3.01 for the 2002 options, $4.50 for the 2001 options, and $4.36 for the 2000 options.

The following table summarizes information concerning options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price

$ .98 –$ 1.87	900,400	2.4	$ 1.03	900,400	$ 1.03
2.03 – 2.14	2,536,600	4.1	2.09	2,536,600	2.09
3.22 – 3.69	748,000	5.0	3.61	1,318,600	3.37
6.69 – 7.13	3,605,650	7.6	6.61	780,163	6.76
$10.76 –$12.88	1,492,700	7.2	$12.07	445,200	$12.88

Note 13 — 401k Savings and Retirement Plan

This plan is available to all employees with at least one year of service of greater than 1,000 hours of employment, and is administered by ING/ReliaStar Financial Corporation. The Company matches 25% of the first 10% of employee salary contributions. The Company’s payments for 2002, 2001 and 2000, were $432,000, $427,000 and $426,000, respectively. The Company’s common stock is not an investment option to employees participating in the 401k savings and retirement plan.

44    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Independent Auditors’ Report

The Board of Directors and Stockholders

Hooper Holmes, Inc.

We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 10 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Standards No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

KPMG LLP

Short Hills, New Jersey

February 26, 2003

Annual Report 2002    45

Hooper Holmes, Inc. and Subsidiaries

Selected Financial Data

	For the years ended December 31,
(dollars in thousands except per share data)	2002	2001	2000

Statement of Income Data:
Revenues	$260,317	$245,185	$274,974
Operating income	21,872	24,111	32,633
Interest expense	113	204	1,291
Income from continuing operations	14,293	15,247	20,964
Loss from discontinued operations	—	—	—
Net income	14,293	15,247	20,964
Earnings per share — basic:
Income from continuing operations	.22	.24	.32
Discontinued operations	—	—	—
Net income	.22	.24	.32
Earnings per share — diluted:
Income from continuing operations	.21	.23	.31
Discontinued operations	—	—	—
Net income	$.21	$.23	$.31

Cash dividends per share	$.040	$.030	$.030

Weighted average shares — basic	64,868,163	64,895,764	64,830,697
Weighted average shares — diluted	67,229,119	67,618,151	68,377,742

Balance Sheet Data (as of December 31):
Working capital	$58,776	$94,059	$93,305
Total assets	236,230	221,971	211,036
Current maturities of long-term debt	173	240	197
Long-term debt, less current maturities	3,314	3,280	3,195
Total long-term debt	3,487	3,520	3,392
Stockholders’ equity	$205,807	$196,407	$191,077

Per share and share amounts are adjusted to reflect two for one stock splits effective August 22, 1997, January 8, 1999 and April 12, 2000.

46    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Selected Financial Data (continued)

	For the years ended December 31,
	1999	1998	1997	1996	1995	1994	1993

Statement of Income Data:
Revenues	$237,068	$185,210	$165,353	$156,254	$111,313	$92,534	$80,600
Operating income	36,535	25,592	16,344	8,576	4,059	3,803	5,020
Interest expense	860	3	168	1,394	1,674	994	237
Income from continuing operations	20,793	14,185	8,770	4,086	1,667	1,480	2,739
Loss from discontinued operations	—	(1,485)	—	—	(14,716)	1,184	867
Net income	20,793	12,700	8,770	4,086	(13,049)	2,664	3,606
Earnings per share — basic:
Income from continuing operations	.36	.25	.16	.08	.03	.03	.05
Discontinued operations	—	(.03)	—	—	(.27)	.02	.02
Net income	.36	.22	.16	.08	(.24)	.05	.07
Earnings per share — diluted:
Income from continuing operations	.34	.24	.15	.08	.03	.03	.05
Discontinued operations	—	(.03)	—	—	(.27)	.02	.02
Net income	$.34	$.21	$.15	$.08	$(.24)	$.05	$.07

Cash dividends per share	$.025	$.018	$.013	$.008	$.008	$.038	$.038

Weighted average shares — basic	57,560,564	56,241,370	55,073,336	53,821,752	53,657,024	53,653,704	53,712,488
Weighted average shares — diluted	61,533,558	59,719,420	57,128,264	54,487,604	53,809,428	53,831,164	54,083,472

Balance Sheet Data (as of December 31):
Working capital	$56,076	$33,476	$20,381	$11,807	$24,786	$6,407	$4,024
Total assets	184,471	85,016	65,941	61,296	93,997	103,172	88,355
Current maturities of long-term debt	143	450	—	1,030	8,800	2,150	1,550
Long-term debt, less current maturities	65,307	—	—	5,250	26,250	46,327	29,950
Total long-term debt	65,450	450	—	6,280	35,050	48,477	31,500
Stockholders’ equity	$89,692	$62,294	$48,519	$37,719	$33,132	$46,502	$45,916

Annual Report 2002    47

Hooper Holmes, Inc. and Subsidiaries

Directors

BENJAMIN A. CURRIER

Retired. Formerly Senior Vice President, Security Life of Denver Ins. Co. — ING/Barings

Mr. Currier, age 69, was Senior Vice President of Operations for Security Life of Denver Insurance Company, a subsidiary of ING/Barings, in Denver, Colorado prior to his retirement in 1997. Mr. Currier was Vice President, Allstate Life Insurance Company from 1978 to 1995. He has been a director of the Company since 1996, and is a member of the Audit Committee and the Executive Compensation Committee. (Term expires at the Annual Meeting in 2005.)

QUENTIN J. KENNEDY

Retired. Formerly Executive Vice President, Secretary and Director, Federal Paper Board Company

Mr. Kennedy, age 69, was Executive Vice President, Secretary, Treasurer and Director of Federal Paper Board Company in Montvale, New Jersey until his retirement in 1996. He had served in various executive positions with Federal Paper Board since 1960. Mr. Kennedy has been a director of the Company since 1991. He is a member of the Executive Committee and the Executive Compensation Committee. (Term expires at the Annual Meeting in 2003.)

JAMES M. MCNAMEE

Chairman, President and Chief Executive Officer

Mr. McNamee, age 58, has served as Chairman of the Board of Directors of the Company since 1996 and as President and Chief Executive Officer of the Company since 1984. He has been an employee of the Company since 1968, an officer since 1979 and a director since 1984. Mr. McNamee is a member of the Executive Committee and the Nominating and Corporate Governance Committee. (Term expires at the Annual Meeting in 2004.)

JOHN E. NOLAN

Partner, Steptoe & Johnson LLP

Mr. Nolan, age 75, is a partner in the law firm of Steptoe & Johnson, LLP, Washington, D.C. and has been engaged in the practice of law since 1956. He has been a director of the Company since 1971, and is a member of the Audit Committee and the Executive Committee. Mr. Nolan is also a director of Iomega Corporation. (Term expires at the Annual Meeting in 2003.)

ELAINE L. RIGOLOSI

Professor

Department of Organization and Leadership at Teachers College, Columbia University

Dr. Rigolosi, Ed.D, J.D., age 58, is Professor in the Department of Organization and Leadership at Teachers College, Columbia University. She has been associated with Columbia University since 1976, and has maintained a private consulting practice in management for health care organizations since 1974. Dr. Rigolosi has been a director of the Company since 1989, and is a member of the Audit Committee and the Executive Compensation Committee. (Term expires at the Annual Meeting in 2005.)

KENNETH R. ROSSANO

Private Investor.

Formerly Senior Vice President, Cassidy & Associates

Mr. Rossano, age 68, is a private investor. From 1992 to 1999, he was Senior Vice President, Cassidy & Associates in Boston, Massachusetts. From 1991 to 1992, he was Vice President, Development, Massachusetts Higher Education Assistance Corporation in Boston, Massachusetts. He has been a director of the Company since 1967, and is a member of the Executive Committee and the Nominating and Corporate Governance Committee. Mr. Rossano is also a director of Active International, Inc. and A+ America, Inc. and Chairman of the Katherine Gibbs School of Boston. (Term expires at the Annual Meeting in 2004.)

G. EARLE WIGHT

Retired, Formerly Senior Vice President, Hooper Holmes, Inc.

Mr. Wight, age 69, was Senior Vice President of the Company from 1985 until his retirement in 2002, and has been a director of the Company since 1966. Mr. Wight is a member of the Nominating and Corporate Governance Committee. (Term expires at the Annual Meeting in 2004.)

Officers

JAMES M. MCNAMEE

Chairman, President and Chief Executive Officer

MARIO L. CAVEZZA

Senior Vice President

DAVID J. GOLDBERG

Senior Vice President

ROBERT WILLIAM JEWETT

Senior Vice President, General Counsel and Secretary

STEVEN A. KARIOTIS

Senior Vice President

FRED LASH

Senior Vice President, Chief Financial Officer and Treasurer

JOSEPH A. MARONE

Vice President

RAYMOND A. SINCLAIR

Senior Vice President

ALEXANDER WARREN

Senior Vice President

48    Hooper Holmes, Inc.

Hooper Holmes, Inc. and Subsidiaries

Common Stock Information

•	Traded on the American Stock Exchange (AMEX) under the symbol “HH”

•	Options on HH common stock are also traded on the American Stock Exchange

•	Included in Standard & Poor’s Small Cap 600 and Russell 2000 indices

•	As of February 14, 2003 there were 1,123 shareholders of record.

Form 10-K

Holders of the Company’s common stock may obtain, without charge, a copy of the Hooper Holmes, Inc. Annual Report on Form 10-K as filed with the Securities and Exchange Commission upon request.

Address inquires to:

Secretary

Hooper Holmes, Inc.

170 Mt. Airy Road

Basking Ridge, NJ 07920

Independent Certified

Public Accountants

KPMG LLP

Short Hills, NJ

Transfer Agents & Registrar

Registrar and Transfer Company

Cranford, NJ

Annual Meeting

May 20, 2003,

at the Company’s Headquarters

Corporate Headquarters

Hooper Holmes, Inc.

170 Mt. Airy Road

Basking Ridge, NJ 07920

908.766.5000

www.hooperholmes.com

Dividend Reinvestment Plan

The Hooper Holmes Dividend Reinvestment Plan is designed to enable record shareholders of Hooper Holmes’ Common Shares to acquire additional Common Shares through the automatic investment of their cash dividends. With this Plan, there are no transaction charges or brokerage commissions associated with the purchase of Common Shares, thereby permitting the entire amount of your dividend to be invested. The Plan is administered for Hooper Holmes by Registrar and Transfer Company. For more information or an enrollment form, please contact Registrar and Transfer Company at 800.866.1340, ext. 2648.

Annual Report 2002    49

Hooper Holmes, Inc. and Subsidiaries

Quarterly Common Stock Price Range and Dividends

(dollars)

	2002			2001
Quarter	High	Low	Dividend	High	Low	Dividend

First	$10.49	$7.70	$.01	$11.73	$8.00	$.0075
Second	10.98	8.00	.01	10.99	7.60	.0075
Third	8.01	5.00	.01	9.61	5.49	.0075
Fourth	$6.98	$5.50	$.01	$9.12	$5.85	$.0075

Adjusted to reflect a two for one stock split effective April 12, 2000.

Quarterly Financial Data (Unaudited)

(dollars in thousands, except per share data)

				Per Share of Common Stock Net Income
Quarter	Revenues	Gross profit	Net Income	Basic	Diluted

2002
Fourth	$68,221	$19,123	$ 4,424	$.07	$.07
Third	59,591	15,864	136	—	—
Second	66,015	18,981	3,920.06		.06
First	66,490	20,589	5,813.09		.08

Total	$260,317	$74,557	$14,293	$.22	$.21

2001
Fourth	$63,590	$18,394	$ 3,830	$.06	$.06
Third	57,238	15,756	3,246.06		.05
Second	60,730	16,902	3,493.05		.05
First	63,627	18,851	4,678.07		.07

Total	$245,185	$69,903	$15,247	$.24	$.23

Per share calculations are adjusted to reflect a two for one stock split effective April 12, 2000.

50    Hooper Holmes, Inc.

Glossary

Accretive

Adding to a company’s earnings, as in the case of a profitable acquisition.

Alternative Distribution Channels (ADCs)

“Non-traditional” methods for selling insurance, such as the Internet, banks and quote services.

Attending Physician Statement (APS)

Medical records obtained with written patient authorization for the purpose of underwriting life, health and disability insurance.

Corporate Governance

Issues associated with the management practices, Board structures and personnel policies of companies.

D&D Associates

A leading New York provider of Independent Medical Examination (IME) case management services, acquired in 2002. D&D’s services support Personal Injury Protection claims, Automobile No-Fault Liability claims and Worker’s Compensation claims, primarily for property and casualty insurers and claims reviewers.

DSO (days sales outstanding)

The average collection period on sales-related accounts receivable.

Earnings per Share – Basic

Net income divided by the number of shares outstanding during the period.

Earnings per Share – Diluted

Net income divided by the sum of weighted average number of shares outstanding during the period plus shares assumed to be issued if all outstanding stock options were exercised.

EBITDA

Earnings before interest, taxes, depreciation and amortization.

e-mobile exam™

Hooper Holmes’ proprietary wireless exam-data capture program and transmitter.

Goodwill

An intangible asset that provides a competitive advantage, such as a strong brand, reputation, favorable location or high employee morale.

Health Information Services

The core service of Hooper Holmes: collecting health information for the purpose of underwriting life, health and disability insurance.

Healthdex Service Group

Hooper Holmes’ data gathering service specifically dedicated to the biotech and pharmaceutical industries in support of clinical trials and sales and marketing activities.

Heritage Labs

A subsidiary of Hooper Holmes, Heritage Labs is a full-service, progressive laboratory serving the insurance industry. Heritage assembles collection kits for use by paramedical companies, and analyzes blood, urine and oral-fluid samples and transmits the results to the ordering insurance company.

Independent Medical Exams (IME)

An impartial medical examination performed by an independent physician, usually at the request of an insurer in order to evaluate a claim.

Infolink Services Group

Developed to complement the paramedical services provided by Portamedic®. Products include Inspection Reports and Attending Physician Statements.

Medicals Direct Group

The market leader in the U.K. in providing paramedical examinations and underwriting services to the life insurance industry, acquired in 2002.

Online Forms Library

An online catalog of insurance exam forms organized by participating insurer and state, for use by Hooper Holmes’ branch employees.

Operating Income

Earnings from the operation of our business services, not including interest expense, interest income and other non-operations income (expense), net.

Paramedical Exam

A 20 to 30 minute medical exam performed to record an applicant’s abbreviated medical history, height and weight measurements, blood pressure and pulse. Depending on the requirements of the ordering insurance company, a urine, blood and/or saliva sample may also be collected.

Portamedic®

Hooper Holmes’ health information division, which conducts physical examinations, testing and personal health interviews primarily for the life and health insurance industry.

Portamedic.com

Portamedic’s Web site, designed to increase the service, efficiency and order-status visibility for Hooper Holmes’ clients.

Portamedic F.A.S.T.™

An imaging solution whereby clients can retrieve, view and print images of APS’s, examinations and personal health interviews within 24 hours of completion.

Portamedic Select™

A comprehensive process for gathering the requirements needed to initiate the underwriting process, enabling insurers to issue policies up to 70% faster.

Pro Forma

Description of financial statements that have one or more assumptions or hypothetical conditions built into the data.

Return on Stockholders’ Equity

Net income divided by average stockholders’ equity; a measure of the rate of return on a common stockholder’s investment.

Teledex

Portamedic’s telephone-interview call center.

Share Repurchase (Stock Buyback)

Program by which a corporation buys back its own shares in the open market—usually done when shares are undervalued. Since it reduces the number of shares outstanding and thus increases earnings per share, it tends to elevate the market value of the remaining shares held by stockholders.

Underwriting

The process by which life and health insurance companies gather information to assess risks in order to make informed decisions as to the issuance of policies to applicants.

Hooper Holmes, Inc.

Corporate Headquarters

170 Mt. Airy Road

Basking Ridge, NJ 07920

908.766.5000

www.hooperholmes.com