Form 10-K, Exhibit 13
period 2003-12-31
HOOPER HOLMES INC
filed 2004-03-15
CIK 741815

Exhibit 13

Annual Report 2003

WHAT NEXT

Our strong 2003 results demonstrate that Hooper Holmes has been well prepared for the evolution of our markets. Our customer relationships are strong. Our technology infrastructure is unmatched. The high quality of our service is recognized across the industry. From that foundation, we are focusing on what’s next for Hooper Holmes.

[GRAPHIC]

Hooper Holmes is

a 105 year-old company, and is the nation’s #1 provider of risk assessment services utilized in underwriting life and health insurance policies. Through more than 300 locations in all 50 states, Guam, Puerto Rico and the United Kingdom, our network of experienced medical professionals conducts on-site examinations. Our customers – primarily life, health and disability insurers – use the results of these Portamedic exams for the purpose of properly assessing risk to make well-informed underwriting decisions. We also provide independent medical examination case management services to the casualty claim and worker’s compensation markets. Ancillary products are provided through our Healthdex, Infolink, Portamedic Select and Teledex services and our Heritage Labs division, including health information and data gathering services used by the biotech and pharmaceutical industries. Hooper Holmes is relied upon by most of the top 100 life and health insurers in the U.S. – some exclusively – for their health information needs, as well as some of the largest automobile insurance companies in the nation, making us the undisputed leader in the industry.

The Health Information Business Unit

Hooper Holmes’ Health Information Business Unit (HIBU) encompasses all of our Company’s health information business divisions. The HIBU ties together all of the examination, laboratory, Attending Physician Statement and tele-underwriting report services required to underwrite life, health and disability insurance.

The Diversified Business Unit

Hooper Holmes’ Diversified Business Unit (DBU) complements our Company’s core health information business. Bolstered by the financial strength and advanced technological capabilities of our established organization, the DBU is the more entrepreneurial, emerging-growth side of our operations.

[GRAPHIC]

Financial Highlights 2003

	Years ended December 31,
(dollars in thousands, except per share data and ratios)	2003	2002	2001
Revenues	$300,181	$260,317	$245,185
Operating income	26,794	21,872	24,111
Net income	15,847	14,293	15,247
Earnings per share — basic	$.24	$.22	$.24
Earnings per share — diluted	$.24	$.21	$.23
Weighted average number of shares — basic	64,773,346	64,868,163	64,895,764
Weighted average number of shares — diluted	66,598,604	67,229,119	67,618,151
Return on stockholders’ equity	7.5%	7.1%	7.9%
Dividend payout rate	20.5%	18.1%	12.8%
Net cash provided by operating activities	$23,136	$27,826	$33,559
Working capital	52,981	56,160	94,059
Cash dividends paid	3,242	2,592	1,948
Cash dividend per share	.05	.04	.03
Book value per average share	3.30	3.06	2.90
Closing stock price per common share	$6.18	$6.14	$8.95
Current ratio	3.0:1	3.3:1	5.6:1
Quick ratio	2.7:1	3.0:1	5.3:1

[GRAPHIC]

WHAT’S NEXT.

1	Annual Report 2003

To Our Shareholders

[GRAPHIC]	We are focusing on what’s next for Hooper Holmes and we see tremendous opportunities for our business in the near term and beyond. The trust we’ve earned from our customers – and the value we create in enabling them to focus on what they do best – places us in an excellent position to deepen and expand the outsourcing services we offer to the industry.

For Hooper Holmes, 2003 was a year of progress and evolution. In our Health Information Business Unit (HIBU), which encompasses our core health information operations, we demonstrated the resilience and fundamental strength of our business by maintaining our market share and generating solid operating results in the face of a difficult environment for the life insurance industry. In our second operating division, the Diversified Business Unit (DBU), we took important strategic actions to expand our medical evaluation services for property and casualty insurers and third-party administrators.

Our progress in 2003 took place against a backdrop of continuing change in the markets we serve. Five years ago, I would have never predicted how much and how fast our industry would change during this time. But change it has, from the channels through which we generate our business to the outsourcing needs of our customers. As a company, however, Hooper Holmes has been well prepared for the shifts that have occurred in our industry. Our customer relationships are strong. Our technology infrastructure is unmatched. And the high quality of our service is recognized across the industry.

In short, the company’s foundation — both financially and operationally — is strong. From that foundation, we are focusing on what’s next for Hooper Holmes.

We see tremendous opportunities for our business in the near term and beyond. Our confidence rests on a simple fact: every service that Hooper Holmes provides today was once performed by insurance companies themselves. The trust we’ve earned from our customers — and the value we create in enabling them to focus on what they do best — places us in an excellent position to deepen and expand the outsourcing services we offer to the industry. In our core business, our mission is to build on our leadership and be the premier vendor for outsourcing services to the life insurance industry. The continuing progress of the DBU, our claims management division, reflects our commitment to build an ancillary business that complements our core capabilities.

Operating Improvements Across the Business

Hooper Holmes made progress on both fronts in 2003.

In the HIBU, our focus on technology and superior customer service drove our decision to develop a state-of-the-art call center for our Infolink Services Group, which provides inspection reports and attending physician statements to life, health and disability insurance underwriters. Located outside of Kansas City, KS, this facility is the keystone of our strategy to provide additional services to insurers. With both inbound and outbound calling capabilities, this highly automated center already employs 125 people. It’s a high-tech platform that places us at the center of the underwriting function, that will enable us, over time, to offer customers a one-stop shop for all of their life insurance outsourcing needs.

Other strategic actions have advanced Hooper Holmes’ progress in positioning the HIBU for growth. In May, we completed the acquisition of the minority interest in Heritage Labs, our rapidly growing clinical reference

Hooper Holmes, Inc.	2

laboratory division. Both Heritage Labs and our Infolink divisions performed well in 2003, with year-over-year revenue increases of 36% and 11%, respectively.

Internationally, we continued to benefit from Medicals Direct’s growth and financial performance thanks to an efficient operating structure and favorable industry dynamics in the U.K. life insurance industry. Through the strategic acquisitions of PDL Medical Services in April, Paramed Services in May and The National Medical Examination Network in October, our Medicals Direct division has significantly increased its independent medical exam (IME) capabilities and has further solidified our position as a leading provider of outsourced underwriting services and IME’s to the insurance industry in the United Kingdom.

Hooper Holmes’ core paramedical business was also recognized by ACORD, the non-profit insurance organization that develops and maintains standards for sharing information. The Company won two awards for its achievements in implementing ACORD’s standards in 2003. Overall, our commitment to providing our customers with the most technologically advanced products and services has enabled us to generate consistent year-over-year revenue, despite the difficult environment.

At the end of 2002, Hooper Holmes formally established the Diversified Business Unit to provide the organizational structure, management infrastructure and resources to develop ancillary businesses that play to the core strengths of the Company. From the start, the DBU’s principal operating asset was D&D Associates, a leading New York provider of IME case management services that we acquired in October 2002. During 2003, we successfully integrated D&D, and refined its operating infrastructure to set the stage for expansion in the IME and workers’ compensation markets. Through our October 2003 purchase of Medimax, we now have a significant presence in the IME markets in Pennsylvania and New Jersey. Then, in January of 2004, we announced the acquisition of Allegiance Health Services, which builds on our growing market share of the IME and workers’ compensation businesses in New York. Already, these strategic acquisitions have given us a solid presence in this promising market and have contributed positively to our financial performance.

Financial Review

Despite the backdrop of difficult industry conditions, Hooper Holmes’ financial results remained strong in 2003. Revenue increased 15% to $300 million from $260 million in 2002. The majority of this revenue increase is the result of our successful acquisition and integration of D&D Associates and Medicals Direct, as well as the smaller strategic acquisitions that occurred throughout the year. Net income grew to $15.8 million, or $0.24 per diluted share, from $14.3 million, or $0.21 per diluted share, in 2002. Full-year 2002 net income includes an after-tax adjustment of $4.1 million, or $0.06 per diluted share, resulting from the write off of our e-Nable investment.

I am very pleased with Hooper Holmes’ current market position. As a result of our employees’ hard work and dedication, we continue to be the industry leader in our core paramedical market. We have a strong balance sheet, good operating leverage and a premier customer base in both the paramedical and claims management business. I would like to thank our employees for their commitment to an impeccable standard of service. I also again extend my gratitude to our shareholders for their faith in Hooper Holmes and our business strategy. We look forward to what’s next — and are confident we have the strategy, resources and focus to meet the opportunities and challenges ahead.

/s/ James M. McNamee

James M. McNamee
Chairman, President and Chief Executive Officer

[GRAPHIC]

3	Annual Report 2003

What’s next.

Review of Operations

[GRAPHIC]

At Hooper Holmes, our mission is to be the premier provider of outsourced services to the life, health, property and casualty insurance industries. Our business is divided into two operating segments, the Health Information Business Unit (“HIBU”), which is the leading provider of outsourced risk assessment services to the life insurance industry in the U.S. and the United Kingdom, and the Diversified Business Unit (“DBU”), which is an emerging provider of claims management services to the property and casualty insurance industry in the U.S.

During 2003 Hooper Holmes executed a number of key business initiatives:

•	Successfully integrated D&D and Medicals Direct and began leveraging their operations across our operating platform.

•	Completed a number of other strategic acquisitions in order to broaden the scope of Hooper Holmes’ business and minimize its dependence on the life insurance industry.

•	Made significant progress refining its infrastructure to set the stage for growth for both the HIBU & DBU.

HIBU Overview

The HIBU, our core business unit, provides services that help life insurance companies evaluate the risks associated with underwriting policies. These services include U.S. paramedical and medical examinations conducted through our Portamedic® division; U.S. personal health interviews and record collection conducted through our Infolink call centers; U.S. laboratory testing, performed by Heritage Labs; and U.K. paramedical and underwriting outsourcing provided through Medicals Direct.

Hooper Holmes, Inc.	4

Organic Growth is next.

We’re focused on becoming a “one-stop shop” for outsourced life insurance services by expanding into underwriting services and developing new call center capabilities.

[GRAPHIC]

48% increase in lab samples tested compared to 2002

•	Portamedic is the leading paramedical exam company in the U.S., performing approximately 2.7 million exams in 2003. Widely acknowledged to be the premier exam provider in the industry, Portamedic utilizes a network of roughly 8,500 examiners operating through 217 company-owned branch offices and 62 contractor affiliate offices located in all 50 states, as well as the United Kingdom, Guam and Puerto Rico.

•	Infolink is our most technologically advanced HIBU division. Through its automated, centralized call centers, Infolink generates reports such as personal health interviews and medical record collection — including attending physician statements (APS) and motor vehicle reports (MVR’s).

•	Heritage Labs is rapidly becoming one of the insurance industry’s premier testing laboratory facilities. Utilizing innovative technology and fully integrated analytical and information systems, Heritage Labs provides the insurance underwriting community unmatched service at competitive prices.

•	Medicals Direct, which we acquired in August 2002, is our U.K.-based provider of paramedical and medical exams, outsourced underwriting and related services to the life insurance industry.

The strength of our service offering and capabilities was demonstrated over the past year, a period of continued softness in the life insurance industry. Despite the challenging economic environment, our leading position in the life insurance industry enabled us to maintain our share of the market and take strategic steps to build and enhance our business.

[GRAPHIC]

5	Annual Report 2003

Embracing Technology

At Hooper Holmes, we have long recognized the critical role technology plays in enhancing the efficiency and accuracy of our services and further improving both our own and our customers’ profitability. The effective application of innovative technology remains a keystone in our strategy for the HIBU.

One example: moving to imaging technology to relay medical examination, physician and interview reports. Over the past year, we made a significant commitment to roll out

[GRAPHIC]

Our operators at our Infolink call center in Kansas City utilize the latest in tele-underwriting technology to coordinate life insurance requirements gathering and outsourced life insurance underwriting services.

External Growth is next.

We view the U.K., where life insurance outsourcing and underwriting markets are much like America’s a decade ago, as an important growth market for our core health information services.

[GRAPHIC]

HIBU — What’s Next

Long-term trends continue to favor the life insurance industry. However, we believe there is a significant opportunity to do more for our customers. We’re positioning our business to partner with our customers to focus on what they do best — sell and underwrite policies, invest premiums and pay claims. As the industry evolves, life insurance companies are continuing to look for ways to reduce costs and become more efficient. At Hooper Holmes, we have demonstrated our ability to meet the needs of the life insurance industry by applying advanced technology and delivering high-quality service. In fact, every service we provide today used to be done by life insurance companies themselves.

Our strategy for the HIBU is to continue to enhance and expand its service offering to meet and anticipate the outsourcing needs of our life insurance customers. Ultimately, our goal is to establish the HIBU as the premier “one-stop shop” in outsourced life insurance services. In addition to the services we already provide to the life insurance industry, we plan to further expand our call center functions and services.

During 2003, we completed a major milestone in our strategy with the opening of a state-of-the-art call center in Kansas City, Kansas. Through this highly automated, centralized call center, we are able to provide an array of additional services, from administrative functions

Hooper Holmes, Inc.	6

this technology, which dramatically increases efficiency. To be sure, some of our customers have yet to adopt this technology. But our investments are a catalyst for change, and are already having a positive impact in strengthening our customer relationships, differentiating our services and enhancing our operating leverage.

34%increase in Internet orders compared to 2002

to underwriting. In the coming years, we plan to expand our service offering to include new initiatives with significant market potential, including call center business processes outsourcing services, vendor management, and insurance requirements case fulfillment for independent marketing organizations.

DBU Overview

We expect the Diversified Business Unit (DBU) to evolve into a national network of operation centers that allow property and casualty insurers, third-party administrators, and self-insurers to execute a “one-call” outsourcing strategy for all their medical evaluation services. These medical evaluation services include independent medical exams, peer reviews, radiology reviews, functional capacity evaluations, and bill reviews.

Our DBU division encompasses:

•	D&D Associates, which was acquired in October 2002, and is the leading provider of no-fault independent medical exams and peer reviews in New York State. D&D has 135 employees and 2003 revenues of $33 million.

•	Medimax, which was acquired in October 2003, is the DBU’s first strategic acquisition outside New York State. The Company provides Independent Medical Examinations (IME’s) in Pennsylvania and New Jersey.

•	Allegiance Health Services, which was acquired in January 2004, based in Buffalo, New York, generated approximately $12 million of revenue in 2003 and has approximately 90 employees. Allegiance Health operates 19 workers’ compensation exam locations in New York State and performs a variety of services including IME’s, peer reviews, radiology reviews and medical record photocopying.

7	Annual Report 2003

[GRAPHIC]

International Opportunities

Capitalizing on our success in building the leading U.S. life insurance outsourcing provider, the United Kingdom represents a key growth market for the HIBU.

In many important ways, the U.K. life insurance outsourcing and underwriting market resembles that of the U.S. thirty years ago. Because this is a business we understand and a changing market dynamic we’ve experienced, we view the U.K. as important growth area for the Company. Medicals Direct, the U.K.-based provider of services to the life insurance industry we acquired in August 2002, continues to post impressive financial

Continued innovation is next.

We’re executing a focused strategy to build our claims management business, which provides property and casualty insurers with a convenient, high quality method to assess injuries as well as fraud and abuse injury claims.

[GRAPHIC]

DBU — What’s Next

We took our first step into the medical evaluation services market with our acquisition of D&D Associates. This acquisition allowed us to enter the $2 billion IME market and demonstrated our commitment to acquire businesses in growth areas that complement our core health information business. Not only does the IME market provide a convenient, high-quality method for insurers to assess injuries, but also the prevalence of fraud and abuse injury claims creates additional demand for such services. Similar to our core underwriting outsourced services, this market is highly fragmented and comprised to a large extent, of smaller “mom & pop” operations. By acquiring companies that serve the property and casualty insurance industries and performing services complementary to our core business, we expect to gain leverage in the DBU as a result of our operating expertise. Through strategic acquisitions and internal growth, our objective is to expand the operating unit substantially by the end of 2005.

Going forward, the DBU has a two-pronged strategy for growth. We plan to leverage our current IME capabilities in New York, New Jersey, and Pennsylvania to continue to grow existing operations in these markets. A key priority is to expand our IME business

Hooper Holmes, Inc.	8

results — growing over 174% in the fourth quarter of 2003 from the fourth quarter of 2002, at a current annual run rate of $24 million.

To leverage our presence in the U.K., in 2003 we acquired The National Medical Examination Network, PDL Medical Services and Paramed Services. These companies provide independent medical exams and screening services for insurance companies, financial institutions, and government agencies in the U.K.

174% increase in quarter over quarter U.K. revenues compared to 2002 into automobile no-fault states through selective acquisitions that will provide the DBU with a foothold into the market and the platform on which to build. Hooper Holmes is currently in three of the twelve states that have adopted a system of no-fault auto insurance. We will continue to explore opportunities in the other no-fault states.

Our concurrent strategy for the DBU involves expanding its outsourcing business with property and casualty insurers and third-party administrators. This includes ancillary areas such as workers’ compensation, general liability and disability claims outsourcing. These are large markets, and represent significant opportunities for us. For example, workers’ compensation is federally mandated in all 50 states. Importantly, this strategy is closely aligned with what we already do as a company. Equally important, Hooper Holmes already works with many of these insurance underwriters, creating a significant opportunity to leverage our strong relationships and experience. Internal growth and acquisitions are both in our business plan.

Conclusion

The year 2003 was marked by progress and evolution for the HIBU — our ability to maintain our leading market share while executing major business initiatives testifies to the strength and resilience of our business model and growth strategy. We are excited by the opportunities in the pipeline for the HIBU and entered 2004 ideally positioned to further build on our leadership in the life insurance industry. Our DBU has come a long way in the year and half since our acquisition of D&D Associates and we now have a strong plan to build the unit into a significant portion of our business over the next few years.

9	Annual Report 2003

Hooper Holmes At A Glance

[GRAPHIC]

Our Company

Hooper Holmes is the nation’s leading provider of underwriting health information services and is a growing provider of medical evaluation services. Through company-owned and contractor affiliate branch locations in all fifty states, Guam, Puerto Rico and the U.K., Hooper Holmes’ network of experienced medical professionals conduct physical examinations, testing and personal health interviews, and independent medical exams primarily for the life, health, property and casualty insurance industries.

Our Services

Hooper Holmes offers a wide range of health information services for gathering and managing insurance underwriting requirements and medical evaluation services.

Our Customers

Hooper Holmes is a provider of health information, underwriting services, and medical evaluation services to life, health, disability, and property and casualty insurers in the United States, including most of the 100 top insurers. Through our wholly owned subsidiaries, we also serve indemnity carriers, third party insurers, law firms and corporate clients.

2003 Highlights

Financial:

•	Revenues increased 15.3 percent to $300.2 million

•	Gross margin increased to 28.8 percent

•	Total stockholders’ equity increased over 6 percent

•	Dividends paid to shareholders increased 25 percent to $3.2 million

Operational:

•	2.7 million Portamedic exams completed by our 8,500+ examiners from over 275 company-owned and contractor affiliate field locations in the U.S.

•	Successfully integrated D&D Associates and Medicals Direct Group and refined the HIBU’s and DBU’s operating infrastructures to set the stage for expansion into additional underwriting and IME services, and continued growth in the U.K. life insurance market

•	Completed acquisition of minority interest in Heritage Labs

•	The HIBU completed construction of its state-of-the-art Infolink tele-underwriting call center in Kansas City, Kansas

•	The HIBU’s UK-based Medicals Direct Group completed three strategic acquisitions

•	The DBU acquired Medimax, Inc., a provider of IME’s in Pennsylvania and New Jersey

Our Outlook

Recovering industry trends, the highest quality products and services, a commitment to technology and innovation and a team of dedicated employees all contribute to our confidence in our ability to maintain Hooper Holmes’ strong leadership position in the industry. In addition, our successful entry into ancillary markets will provide us with exciting opportunities to further grow and diversify our business

Hooper Holmes, Inc.	10

Glossary

Accretive

Adding to a company’s earnings, as in the case of a profitable acquisition.

ACORD (Association for Cooperative Operations Research and Development)

A non-profit insurance organization that develops and maintains standards for sharing information. It allows companies to transact business electronically with agents, brokers and other data partners in the insurance, reinsurance and related financial services industries.

Allegiance Health Services, Inc. (Allegiance Health)

A provider of independent medical examinations (IME’s) and related services to the healthcare and insurance industries and self-insured companies in New York State, acquired in January 2004.

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

D&D Associates

A leading New York provider of independent medical examination (IME) case management services, acquired in 2002. D&D’s services support personal injury protection claims, automobile no-fault liability claims and workers’ compensation claims, primarily for property and casualty insurers and claims reviewers.

DBU

The Diversified Business Unit of Hooper Holmes, which provides IME’s and related claim management services primarily to automobile no-fault, workers’ compensation, disability and general liability insurance markets.

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

Heritage Labs

A subsidiary of Hooper Holmes, Heritage Labs is a full-service, progressive laboratory serving the insurance industry. Heritage assembles collection kits for use by paramedical and other companies, and analyzes blood, urine and oral-fluid samples and transmits the results to the ordering insurance company.

HIBU

The Health Information Business Unit of Hooper Holmes, which ties together all of the paramedical, laboratory, APS and inspection report services required to underwrite life, health and disability insurance.

Independent Medical Exams (IME)

An impartial medical examination performed by an independent physician, usually at the request of an insurer in order to evaluate a claim.

Infolink Services Group

Developed to complement the paramedical services provided by Portamedic®. Products include Inspection Reports and Attending Physician Statements.

Medicals Direct Group

A market leader in the U.K. in providing paramedical examinations and underwriting services to the life insurance industry, acquired in 2002.

Medimax, Inc.

A provider of independent medical examinations (IME’s) based in Fairless Hills, Pennsylvania, acquired in October 2003.

The National Medical Examination Network (National Medicals)

A provider of independent medical examination (IME) and screening services in the United Kingdom, acquired by Medicals Direct Group in October 2003.

Online Forms Library

An online catalog of insurance exam forms organized by participating insurer and state, for use by Hooper Holmes’ branch employees.

Operating Income

Earnings from the operation of our business services, not including interest expense, interest income and other non-operations related income (expense), net.

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

Teledex

Portamedic’s telephone-interview division, which obtains medical information from applicants.

Share Repurchase (Stock Buyback)

Program by which a corporation buys back its own shares in the open market—usually done when shares are undervalued. Since it reduces the number of shares outstanding and thus increases earnings per share, it tends to elevate the market value of the remaining shares held by stockholders.

Underwriting

The process by which life and health insurance companies gather information to assess risks in order to make informed decisions as to the issuance of policies to applicants

Hooper Holmes, Inc.

170 Mt. Airy Road

Basking Ridge, NJ 07920

908.766.5000

www.hooperholmes.com